NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS
OF THE WESTAIM CORPORATION
- and -
INFORMATION CIRCULAR
FOR
A SPECIAL MEETING OF SHAREHOLDERS
OF
THE WESTAIM CORPORATION
TO BE HELD ON NOVEMBER 21, 2008

Circular Dated October 9, 2008

LETTER TO SHAREHOLDERS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR	1

GLOSSARY OF TERMS	4

SUMMARY	12

THE REORGANIZATION	23

Background to and Reasons for the Reorganization	23
Benefits of the Reorganization	23
Effect of the Reorganization	23
Effect of the Reorganization on Incentive Securities	23
Equity Financing	24
Recommendation of the Westaim Board	25
Details of the Reorganization	25
Reorganization Agreement	27
Lock-up Agreements	36
Support Agreement	36
Timing	36

PARTICULARS OF MATTERS TO BE ACTED UPON	37

The Plumb-Line Offer, the PLMG Share Purchase, the Four Star Security Purchase and Nascor Share Purchase	37
The Consolidation	37
The Name Change	38
The New Westaim Stock Option Plan	38
The New Westaim Restricted Share Unit Plan	40
The Westaim Shares Combination or Westaim Shares Split	42
Procedure for Receipt of New Westaim Shares Following Completion of the Westaim Shares Combination and Westaim Shares Split, as applicable, and the Consolidation	43
Canadian Federal Income Tax Consequences of the Westaim Shares Combination, Westaim Shares Split and the Consolidation	44

INFORMATION CONCERNING WESTAIM	45

Documents Incorporated by Reference	45
Risk Factors	47
Interest of Management and Others in Material Transactions	47
Additional Information	47

INFORMATION CONCERNING NEW WESTAIM AFTER GIVING EFFECT TO THE TRANSACTIONS	47

General	47
Intercorporate Relationships	47
Business of New Westaim	48
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Plumb-Line Income Trust	60
Selected Pro Forma Financial Information	74
Selected Adjusted Pro Forma Financial Information	75
Consolidated Capitalization	77
Description of Securities	77
Dividend Policy	78
Directors and Officers	78
Cease Trade Orders	81
Penalties or Sanctions	81
Bankruptcies	81
Conflicts of Interest	81
Executive Compensation	81
Indebtedness of Directors and Officers	82
Committees of The Board Of Directors of New Westaim and Corporate Governance Practices	82
Corporate Governance Practices	82
Principal Holders of New Westaim Shares	82
Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer	83
Prior Sales	83
Price Range and Volume of Trading of Westaim Shares	83
Interests of Management and Others in Material Transactions	83
Risk Factors	84
Material Contracts	92
Promoters	92
Legal Proceedings	92
Experts	93
Auditors, Transfer Agent and Registrar	93
Exemptions	93

PROXY INFORMATION	94

Solicitation of Proxies by Management	94
Appointment and Revocation of Proxies	94
Exercise of Discretion by Proxies	94
Non-Registered Shareholders	94
Voting Shares	95
Principal Shareholders	96
Interest of Certain Persons or Companies in Matters to be Acted Upon at Meeting	96

OTHER MATTERS	96

APPENDIX A — REORGANIZATION RESOLUTIONS
APPENDIX B — AUDITOR CONSENTS
APPENDIX C — FINANCIAL STATEMENTS OF PLUMB-LINE
APPENDIX D — FINANCIAL STATEMENTS OF NASCOR
APPENDIX E — FINANCIAL STATEMENTS OF ASTY
APPENDIX F — FINANCIAL STATEMENTS OF PLMG AND F&D
APPENDIX G — FINANCIAL STATEMENTS OF FOUR STAR
APPENDIX H — PRO FORMA FINANCIAL STATEMENTS
APPENDIX I — NEW WESTAIM STOCK OPTION PLAN
APPENDIX J — NEW WESTAIM RSU PLAN

LETTER TO SHAREHOLDERS
October 9, 2008
To:           Shareholders of The Westaim Corporation (“Westaim”):
You are invited to attend a special meeting (the “Meeting”) of shareholders (“Westaim Shareholders”) of Westaim to be held at the Fairmont Royal York Hotel, British Columbia Room, 100 Front Street West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on November 21, 2008. At the Meeting, you will be asked to consider and vote upon a proposed business combination (the “Reorganization”) involving Westaim, Plumb-Line Income Trust (“Plumb-Line”), Nascor Ltd. (“Nascor”), a wholly owned subsidiary of Arcticor Structures Limited Partnership (“Arcticor”), Plumb-Line Masonry Group Inc. (“PLMG”), F&D Management Services Ltd. (“F&D”), Four Star Gravel Contractors Ltd. (“Four Star”) and Asty Concrete & Construction Ltd. (“Asty”).
Westaim, Plumb-Line, Arcticor and PLMG entered into an agreement (the “Reorganization Agreement”) dated October 3, 2008 which was unanimously approved by the board of directors of Westaim.
Pursuant to the terms of the Reorganization Agreement, Westaim will acquire, directly or indirectly, all of the issued and outstanding securities or assets of Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor in exchange for an aggregate of approximately 12.87 million common shares of Westaim (“Westaim Shares”), after giving effect to the one for twenty share consolidation referred to below, and will issue 1.25 million Westaim Shares under a private placement equity financing to be completed concurrently with the Reorganization (the “Equity Financing”), in each case assuming an offering price under the Equity Financing of $12.00 per post-Consolidation (as defined below) Westaim Share, such that following completion of the Reorganization the current Westaim Shareholders will hold approximately 25.1% of the total number of issued Westaim Shares. The percentage of Westaim Shares held by current Westaim Shareholders following completion of the Reorganization will vary inversely with the offering price under the Equity Financing. For example, if the Equity Financing is priced at $10.00 per post-Consolidation Westaim Share, current Westaim Shareholders will hold approximately 30.1% of the Westaim Shares outstanding and conversely if the Equity Financing is priced at $14.00 per post-Consolidation Westaim Share, current Westaim Shareholders will hold approximately 21.5%. The Reorganization includes a consolidation of the Westaim Shares on a one for twenty basis (the “Consolidation”), such that following implementation of the Reorganization, Westaim will have approximately 18.85 million Westaim Shares outstanding. Under the terms of the Reorganization Agreement, the number of Westaim Shares to be outstanding upon completion of the Reorganization is not variable. As such, prior to effecting the Consolidation, currently outstanding Westaim Shares will have to be consolidated, if the Equity Financing is priced at greater than $12.00 per post-Consolidation Westaim Share, or split, if the Equity Financing is priced at less than $12.00 per post-Consolidation Westaim Share, in order to appropriately adjust the holdings of current Westaim Shareholders upon completion of the Reorganization.
Prior to the Meeting, Westaim will announce the price per share to be paid under the Equity Financing and the resulting percentage ownership of current Westaim Shareholders of Westaim Shares following completion of the Reorganization. Pursuant to the Reorganization Agreement, completion of the Equity Financing is a condition to completion of the Reorganization.
In addition to the Reorganization, at the Meeting Westaim Shareholders will, conditional upon the Reorganization being approved, be asked to approve: (i) the Consolidation; (ii) if required, either the consolidation or split of the Westaim Shares in order to appropriately adjust the holdings of current Westaim Shareholders following completion of the Reorganization based on the actual offering price under the Equity Financing, all as more particularly described in the accompanying Information Circular of Westaim; (iii) the change of name of Westaim to “Peer Construction Group Inc.”; (iv) the adoption of a new stock option plan of Westaim; and (v) the adoption of a new restricted share unit plan of Westaim.

The board of directors of Westaim, following consideration of relevant matters, has unanimously determined that the Reorganization is in the best interests of Westaim and Westaim Shareholders. The board of directors of Westaim unanimously recommends that you vote in favour of the resolutions in respect of the Reorganization.
The accompanying Information Circular contains a detailed description of the Reorganization and the other matters to come before the Meeting, as well as detailed information regarding Westaim, Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisor.
If you are a registered Westaim Shareholder and wish to vote at the Meeting, you must either attend the Meeting in person or complete, sign and return the enclosed form of proxy to Computershare Trust Company of Canada so that it is received by Computershare Trust Company of Canada no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.
If you are not a registered Westaim Shareholder, but instead hold your common shares of Westaim through a broker or other intermediary, and wish to be represented at the Meeting, you must complete and sign the applicable instrument of proxy provided by your broker or other intermediary and return such instrument of proxy in accordance with the instructions provided to you.
You should also complete and submit the enclosed letter of transmittal together with the certificates representing your common shares of Westaim (or instruct your broker or nominee to complete and submit the letter of transmittal and your certificates on your behalf) to receive your common shares of Westaim giving effect to the Consolidation and such other adjustments as are necessary as soon as possible following the effective date of the Consolidation.
On behalf of the board of directors of Westaim, I would like to express our gratitude for the support Westaim’s Shareholders have demonstrated over the years and for the anticipated support of our decision to move forward with the proposed Reorganization. I would also like to thank Westaim’s employees who have worked hard in assisting us with this task. We look forward to seeing you at the Meeting.
Yours very truly,
The Westaim Corporation
(signed) Ian W. Delaney
Ian W. Delaney
Chairman

THE WESTAIM CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares of The Westaim Corporation (the “Corporation”) will be held at the Fairmont Royal York Hotel, British Columbia Room, 100 Front Street West, Toronto, Ontario, on November 21, 2008, at 10:00 a.m. (Toronto time) for the following purposes:
(1)	to consider and, if thought advisable, to pass by way of ordinary resolution a resolution (the “Share Issuance Resolution”) approving the business combination (the “Reorganization”) involving the Corporation, Plumb-Line Income Trust, Plumb-Line Masonry Group Inc., F&D Management Services Ltd., Four Star Gravel Contractors Ltd., Asty Concrete & Construction Ltd. and Nascor Ltd., a wholly owned subsidiary of Arcticor Structures Limited Partnership, all as more particularly set forth and described in the accompanying Information Circular of the Corporation (the “Circular”);

(2)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of special resolution, if required and as the case may be, a resolution approving the filing of articles of amendment in order to effect either a consolidation or split of the outstanding common shares of the Corporation, all as more particularly set forth and described in the Circular;

(3)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of special resolution, a resolution approving the filing of articles of amendment in order to effect a consolidation of the outstanding common shares of the Corporation on a one-for-twenty basis, all as more particularly set forth and described in the Circular;

(4)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of special resolution, a resolution approving the filing of articles of amendment in order to effect the change of the name of the Corporation from “The Westaim Corporation” to “Peer Construction Group Inc.”, all as more particularly set forth and described in the Circular;

(5)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of ordinary resolution, a resolution approving a new stock option plan of the Corporation, all as more particularly set forth and described in the Circular;

(6)	conditional upon the approval of the Share Issuance Resolution, to consider and, if thought advisable, to pass by way of ordinary resolution, a resolution approving a new restricted share unit plan of the Corporation, all as more particularly set forth and described in the Information Circular; and

(7)	such other matters determined to be necessary or advisable by the parties.
Specific details of the matters proposed to be put before the Meeting are set forth in the Circular, which Circular forms a part of this notice of the Meeting.
Shareholders who are not able to be present at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy in the enclosed envelope to the Corporation, c/o Computershare Trust Company of Canada (attn: Proxy Department), 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, or by facsimile at 1-866-249-7775. The form of proxy must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.
DATED at Calgary, Alberta, this 9th day of October, 2008.
By Order of the Board of Directors
(signed) Brian D. Heck
Brian D. Heck, Vice President, General Counsel and Corporate Secretary

INFORMATION CIRCULAR
Introduction
This Circular is provided in connection with the solicitation of proxies by and on behalf of the management of Westaim for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Reorganization or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
The information concerning Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor contained in this Circular has been provided by Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor, respectively. Although Westaim has no knowledge that would indicate that any of such information is untrue or incomplete, Westaim does not assume any responsibility for the accuracy or completeness of such information or the failure by Plumb-Line, PLMG, F&D, Four Star, Asty or Nascor to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Westaim.
All summaries of, and references to, the Reorganization in this Circular are qualified in their entirety by reference to the complete text of the Reorganization Agreement, a copy of which has been filed on SEDAR and is available under the Corporation’s profile at www.sedar.com. You are urged to carefully read the full text of the Reorganization Agreement.
All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms". Information contained in this Information Circular is given as of October 9, 2008 unless otherwise specifically stated.
Forward-looking Statements
This Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of, or involving, Westaim, Plumb-Line, PLMG, F&D, Four Star, Asty or Nascor or any of their respective affiliates. Shareholders can identify many of these statements by looking for words such as “believes”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. These forward-looking statements include statements with respect to the effect of the Transactions on Westaim, the timing of the Effective Date and the satisfaction of conditions thereto and other matters identified in the documents incorporated herein by reference including, without limitation, completion of the Equity Financing on the terms contemplated herein or at all. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Circular. See “Information Concerning New Westaim After Giving Effect to the Transactions — Risk Factors”, and the documents incorporated herein by reference. Although Westaim believes that the expectations with respect to such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include the impact of general economic conditions, industry conditions, governmental regulation, currency fluctuations, environmental risks, the inability to meet original TSX listing requirements, failure to realize the anticipated benefits of the Transactions, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources, the risk that actual results will vary from the results forecasted and the inability to obtain required consents, permits or approvals to the Transactions, including shareholder and regulatory approval, and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.
The information contained in this Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of each of Westaim, Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor. You should carefully consider those factors.
The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Circular and none of Westaim, Plumb-Line, PLMG, F&D, Four Star, Asty, Nascor or their respective affiliates undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable Securities Laws.
Currency and Exchange Rates
All dollar amounts set forth in this Circular, including the financial statements included or incorporated by reference in this Circular, are in Canadian dollars, unless otherwise indicated. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The inverse of the noon buying rate quoted by the Federal Reserve Bank of New York on October 9, 2008 was Cdn. $1.00 = U.S. $0.871.

	Nine Months Ended	Year Ended December 31
	September 30, 2008	2007	2006	2005	2004	2003
High	1.029	1.091	0.910	0.869	0.849	0.774
Low	0.926	0.844	0.853	0.787	0.716	0.635
Average	0.982	0.931	0.882	0.825	0.768	0.714
Closing	0.944	1.012	0.858	0.858	0.831	0.724
Supplementary Disclosure — Non GAAP Measures
This Circular contains references to terms commonly used in the construction services industry. EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted Net Income are not financial or earnings measures recognized by Canadian GAAP and do not have standardized meanings prescribed by Canadian GAAP. Therefore, EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted Net Income may not be comparable to similar measures presented by other companies, including other companies that operate in businesses similar to New Westaim. You are cautioned that EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted Net Income should not be construed as alternatives to net income or loss determined in accordance with Canadian GAAP as indicators of our performance or to cash flows from operating, investing and financing activities as measures of liquidity and funds from operations. For a reconciliation of EBITDA, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, and Pro Forma Adjusted Net Income to net earnings, based on the historical financial statements included elsewhere in this Circular presented in accordance with GAAP, see “Information Concerning New Westaim After Giving Effect to the Transactions — Selected Adjusted Pro Forma Financial Information”.
Information For U.S. Westaim Shareholders
The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Westaim Shareholders in the

United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Westaim, Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The New Westaim Shares will not be listed for trading on any United States stock exchange. The unaudited and audited historical financial statements and the pro forma financial statements, included, or incorporated by reference, in this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Westaim, Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor are organized under the laws of the Province of Alberta, that their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Westaim, Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor and such other Persons are, or will be, located outside the United States.
THE NEW WESTAIM SHARES ISSUABLE PURSUANT TO THE TRANSACTIONS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS
In this Circular, unless there is something in the subject matter or context inconsistent therewith, the following capitalized terms shall have the following meanings:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
“ABCA” means the Business Corporations Act (Alberta), as amended;
“Acquisition Proposal” means any written proposal or offer with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination including a transaction similar to the Reorganization involving Westaim or any Westaim Subsidiary; (ii) any acquisition by any Person of Westaim or any of the Westaim Subsidiaries or any assets, where such Westaim Subsidiaries or such assets, as applicable, represent more than 20% of the fair market value (on a consolidated basis) ascribed to Westaim or contribute more than 20% of the revenues (on a consolidated basis) of Westaim (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of 20% or more of the Westaim Shares or other securities of Westaim then outstanding; or (iv) any similar business combination of or involving Westaim and/or any of the Westaim Subsidiaries;
“Adjusted Westaim Shares” means, if applicable, the number of Fully-diluted Westaim Shares following the Westaim Shares Split or the Westaim Shares Combination, but prior to the Consolidation provided that, for greater certainty, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, there will be neither a Westaim Shares Split nor a Westaim Shares Combination and the number of Adjusted Westaim Shares shall be equal to the number of Fully-diluted Westaim Shares;
“affiliate” has the meaning ascribed thereto in the Securities Act unless otherwise expressly stated herein;
“Agency Agreement” means, if applicable, the agency agreement among Westaim, the Companies and the Agent in respect of the Equity Financing;
“Agent” means any registered securities dealer retained by Westaim, at the request of the Companies, in respect of the Equity Financing as agent or underwriter;
“A&K” means A&K Millwork Limited Partnership, a limited partnership existing under the laws of the Province of Alberta;
“Appropriate Regulatory Approvals” means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities and the TSX required or necessary for the completion of the transactions provided for in the Reorganization Agreement;
“Arcticor” means Arcticor Structures Limited Partnership, a limited partnership existing pursuant to the laws of the Province of Alberta;
“Arcticor GP” means Arcticor Structures Inc., a corporation existing under the laws of the Province of Alberta;
“Arcticor GP Board” means the board of directors of Arcticor GP;
“Arcticor Warrant” means a non-transferable security purchase warrant to be issued by Arcticor to Westaim pursuant to the Nascor Share Purchase Agreement and in the form attached as Schedule “A” to the Nascor Share Purchase Agreement entitling Westaim to acquire, for nominal consideration and for a period of three years after issue (subject to earlier termination in certain circumstances), 5% of the issued and outstanding limited partnership units of Arcticor, on a fully-diluted basis;

“Arms-Length Purchasers” means a Person that has no direct or indirect material relationship with any of Plumb-Line, Arcticor, PLMG, Asty, F&D or Four Star or any of their respective Subsidiaries or affiliates which could reasonably be expected to interfere with the exercise of such Person’s independent judgment with respect to an investment decision regarding the Equity Financing Shares;
“Articles of Amendment” means the articles of amendment in respect of the Consolidation and the Name Change in the form required by the ABCA, to be sent to the Registrar, subject to the conditions of the Reorganization Agreement, following the approval of the Reorganization Resolutions by the Westaim Shareholders;
“Asty” means Asty Concrete & Construction Ltd., a corporation existing under the laws of the Province of Alberta;
“Asty Acquisition” means the acquisition of the assets of Asty, directly or indirectly, by Plumb-Line pursuant to the asset purchase agreement among the principals of Asty, Asty, as vendor, and 1317991 Alberta Ltd., as purchaser dated July 30, 2008;
“Asty Assets” means the assets of Asty to be indirectly acquired by Plumb-Line pursuant to the Asty Acquisition;
“Business Day” means a day on which commercial banks are generally open for business in Calgary, Alberta other than a Saturday, Sunday or a day observed as a holiday in Calgary, Alberta under the Laws of the Province of Alberta or the federal Laws of Canada;
“Canadian GAAP” means Canadian generally accepted accounting principles, consistently applied;
“Circular” means this Information Circular and accompanying notice of meeting, including all appendices;
“Companies” means Arcticor, Plumb-Line and PLMG;
“Company Nominees” means Marco DeDominicis, Gerald Romanzin, Gerald Berkhold, David Hall, Frank King and Jack Lee;
“Confidentiality Agreement” means the confidentiality agreement among Westaim, Arcticor and Plumb-Line dated June 19, 2008;
“Con-Forte” means Con-Forte Contracting Limited Partnership, a limited partnership existing under the laws of the Province of Alberta and wholly owned, indirectly, by Plumb-Line;
“Consolidation” means the consolidation of the Westaim Shares into New Westaim Shares on the basis of one New Westaim Share for 20 Westaim Shares as further described in this Circular;
“Depositary” means Computershare Investor Services Inc.;
“Effective Date” means the date shown on the certificate of amendment issued by the Registrar pursuant to the ABCA giving effect to the Consolidation and the Name Change;
“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;
“Equity Financing” means an offering of Equity Financing Shares by way of private placement (which, in the sole discretion of the Companies, may be brokered) to Arms-Length Purchasers for gross proceeds to Westaim of $15 million;
“Equity Financing Gross Proceeds” means the aggregate funds received by Westaim from purchasers of Equity Financing Shares pursuant to the Equity Financing;
“Equity Financing Offering Price” means the price per New Westaim Share paid by subscribers under the Equity Financing;

“Equity Financing Shares” means the number of New Westaim Shares to be purchased by subscribers under the Equity Financing which, for illustrative purposes, will be 1,250,000 New Westaim Shares if the Equity Financing Offering Price is $12.00 per Equity Financing Share, all after giving effect to the Consolidation;
“Equity Financing Subscription Agreements” means the subscription agreements between subscribers under the Equity Financing and Westaim whereby such subscribers agree to purchase the Equity Financing Shares;
“Expiry Time” means the Initial Expiry Time as the same may be changed from time to time pursuant to Westaim’s right to extend the period during which securities may be deposited under the Plumb-Line Offer;
“F&D” means F&D Management Services Ltd., a corporation existing under the laws of Alberta;
“F&D Acquisition” means the acquisition of all of the outstanding shares of F&D, directly or indirectly, by PLMG pursuant to the share purchase agreement among the shareholders of F&D and PLMG dated October 1, 2008;
“Four Star” means Four Star Gravel Contractors Ltd., a corporation existing under the laws of Alberta;
“Four Star Acquisition” means the acquisition of all of the outstanding shares of Four Star, directly or indirectly, by Plumb-Line pursuant to the share purchase agreement among the shareholders of Four Star and Plumb-Line dated July 21, 2008;
“Four Star Lock-Up Agreements” means the lock-up agreements between Westaim and each of the Four Star Securityholders pursuant to which the Four Star Securityholders have agreed to execute the Four Star Security Purchase Agreement with respect to all Plumb-Line Holdings LP Securities owned or controlled by them and to sell all such Plumb-Line Holdings LP Securities to Westaim for the Four Star Purchase Price, subject to the terms and conditions of the Four Star Lock-up Agreements;
“Four Star Purchase Price” means the number of New Westaim Shares, in aggregate, to be issued to the Four Star Securityholders pursuant to the Four Star Security Purchase Agreement in consideration for all of the Plumb-Line Holdings LP Securities owned or controlled by the Four Star Securityholders, calculated as $4,200,000 divided by the Equity Financing Offering Price; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Four Star Purchase Price shall consist of 350,000 New Westaim Shares;
“Four Star Securityholders” means, prior to completion of the Four Star Acquisition, the Holders of the shares of Four Star and, after completion of the Four Star Acquisition, means the Holders of Plumb-Line Holdings LP Securities (other than Plumb-Line Holdings and Plumb-Line Commercial Trust);
“Four Star Security Purchase” means the purchase of 100% of the issued and outstanding Plumb-Line Holdings LP Securities owned or controlled by the Four Star Securityholders by Westaim pursuant to the Four Star Security Purchase Agreement;
“Four Star Security Purchase Agreement” means the partnership interest purchase agreement to be entered into between Westaim and the Four Star Securityholders substantially in the form set forth in Schedule “G” to the Reorganization Agreement;
“Fully-diluted Westaim Shares” means 94,572,770 Westaim Shares, before giving effect to the Transactions;
“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;
“Holders” means, when used with reference to a particular security, the holders of such security shown from time to time in the registers maintained by or on behalf of the issuer of such security;

“iFire” means iFire Technology Ltd., a corporation existing under the laws of Alberta;
“iFire Disposition” means a sale by iFire to a third party of substantially all of its assets, which are comprised of the shares of iFire IP Corporation, equipment, patents and other unregistered intellectual property;
“Initial Expiry Time” means 12:01 a.m. (Vancouver time) on November 21, 2008;
“insider” has the meaning ascribed thereto in the Company Manual of the TSX, as amended from time to time;
“Latest Mailing Date” means October 15, 2008 provided, however, that if the mailing of the Plumb-Line Bid Circular is delayed by reason of: (a) an injunction or order made by a court of competent jurisdiction or Governmental Entity; or (b) Westaim not having obtained any Appropriate Regulatory Approval that is necessary to permit Westaim to mail the Plumb-Line Offer, then, provided that such injunction or order is being contested or appealed or such Appropriate Regulatory Approval is being actively sought, as applicable, then the Latest Mailing Date shall be extended for a period ending on the earlier of: (i) 11:59 p.m. (Calgary time) on October 31, 2008; and (ii) the third Business Day following the date on which such injunction or order ceases to be in effect or such Appropriate Regulatory Approval is obtained, as applicable;
“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);
“Letter of Transmittal” means the letter of transmittal accompanying this Circular;
“Lock-up Agreements” means the agreements between Westaim and each of the Supporting Securityholders pursuant to which the Supporting Securityholders have agreed to (i) tender to the Plumb-Line Offer all Plumb-Line Securities owned or controlled by them, and (ii) vote (or execute a written consent in respect of) all limited partnership units of Arcticor owned or controlled by them in favour of any resolution (written or otherwise) of the partners of Arcticor in respect of the Nascor Share Purchase, subject to the terms and conditions of the Lock-up Agreements;
“Management” means management of New Westaim following completion of the Transactions;
“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Westaim, Nascor, Plumb-Line, PLMG or any other specified Person, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Westaim, Nascor, Plumb-Line, PLMG or such other specified Person, as the case may be, and their subsidiaries considered as a whole, other than a change: (a) that relates to or arises out of a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other Party to the Reorganization Agreement; (b) that relates to or arises out of conditions affecting the industry in which Westaim, Nascor, Plumb-Line, PLMG or such other specified Person, as the case may be, operate as a whole; or (c) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada;
“Material Adverse Effect”, when used in connection with Westaim, Nascor, Plumb-Line, PLMG or any other specified Person, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of Westaim, Nascor, Plumb-Line, PLMG or such other specified Person, as the case may be, and their respective subsidiaries taken as a whole, but shall, for greater certainty, exclude (a) any decrease in the trading price or value of the Westaim Shares immediately following and reasonably attributable to the announcement of the Transactions or (b) any change, effect, event or occurrence relating to the North American economy as a whole or securities markets in general;

“Meeting” means the special meeting of the Westaim Shareholders (including any adjournment(s) or postponements thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the Reorganization Resolutions;
“Name Change” means the name change of the Corporation from “The Westaim Corporation” to “Peer Construction Group Inc.” as further described in this Circular;
“Nascor” means Nascor Ltd., a corporation existing under the laws of Alberta;
“Nascor Purchase Price” means the number of New Westaim Shares, in aggregate, to be issued to Arcticor pursuant to the Nascor Share Purchase Agreement, calculated as $32,287,000 divided by the Equity Financing Offering Price; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Nascor Purchase Price shall consist of 2,690,583 New Westaim Shares;
“Nascor Securities” means shares in the capital of Nascor;
“Nascor Share Purchase” means the purchase of 100% of the issued and outstanding Nascor Securities and the Arcticor Warrant by Westaim from Arcticor pursuant to the Nascor Share Purchase Agreement;
“Nascor Share Purchase Agreement” means the share purchase agreement to be entered into between Westaim and Arcticor substantially in the form set forth in Schedule “F” to the Reorganization Agreement;
“New Westaim” means the Corporation, upon completion of the Transactions;
“New Westaim RSU Plan” means the restricted share unit plan of New Westaim as further described herein;
“New Westaim Shares” means the common shares of Westaim after giving effect to the Consolidation;
“New Westaim Stock Option Plan” means the stock option plan of New Westaim as further described herein under which options to purchase New Westaim Shares may be issued in accordance with the policies of the TSX;
“Nucryst” means NUCRYST Pharmaceuticals Corp., a corporation existing pursuant to the laws of the Province of Alberta;
“Outside Date” means December 31, 2008;
“Party” means a party to the Reorganization Agreement;
“Person” means and includes an individual, firm, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative, Governmental Entity, or other entity, whether or not having legal status;
“Plumb-Line” means Plumb-Line Income Trust, a trust existing pursuant to the laws of the Province of Alberta;
“Plumb-Line Bid Circular” means the Plumb-Line Offer and accompanying take-over bid circular and letter of transmittal;
“Plumb-Line Board” means the board of directors of Plumb-Line Holdings;
“Plumb-Line Commercial Trust” means Plumb-Line Commercial Trust, a trust existing pursuant to the laws of the Province of Alberta;
“Plumb-Line Directors’ Circular” means the directors’ circular of the Plumb-Line Board mailed with the Plumb-Line Bid Circular to all registered Plumb-Line Securityholders and containing the unanimous recommendation of the Plumb-Line Board that securityholders accept the Plumb-Line Offer;

“Plumb-Line Holdings” mean Plumb-Line Holdings Inc., a corporation existing under the Laws of Alberta, the administrator of Plumb-Line;
“Plumb-Line Holdings LP” means Plumb-Line Holdings Limited Partnership, a limited partnership existing pursuant to the laws of the Province of Alberta;
“Plumb-Line Holdings LP Securities” means partnership interests in Plumb-Line Holdings LP;
“Plumb-Line Offer” means the offer by Westaim by way of take-over bid to acquire all of the Plumb-Line Securities at the Plumb-Line Offer Price;
“Plumb-Line Offer Price” means the number of New Westaim Shares to be issued to Plumb-Line Securityholders pursuant to the Plumb-Line Offer in consideration for each Plumb-Line Security, calculated as the Plumb-Line Purchase Price divided by 3,911,070, provided that no fractional New Westaim Shares shall be issued; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Plumb-Line Purchase Price will consist of 8,347,612 New Westaim Shares and the Plumb-Line Offer Price shall consist of 2.134355 New Westaim Shares for each one (1) Plumb-Line Security;
“Plumb-Line Purchase Price” means the aggregate number of New Westaim Shares to be issued to the Plumb-Line Securityholders pursuant to the Plumb-Line Offer, calculated as the Total New Westaim Shares less the Adjusted Westaim Shares (post-Consolidation) less the Equity Financing Shares less the Four Star Purchase Price less the PLMG Purchase Price less the Nascor Purchase Price; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Plumb-Line Purchase Price will consist of 8,347,612 New Westaim Shares;
“Plumb-Line Securities” means the trust units of Plumb-Line;
“Plumb-Line Securityholders” means Holders of Plumb-Line Securities;
“Plumb-Line Subsidiaries” means Plumb-Line Commercial Trust, Plumb-Line Holdings Inc., Plumb-Line Holdings Limited Partnership, Con-Forte Contracting Group Inc., Con-Forte Contracting Limited Partnership, 1317991 Alberta Ltd., Alliance Daylighters Limited Partnership, Plumb-Line Investment Corporation, Plumb-Line Investment Limited Partnership, 1260450 Alberta Ltd., A&K Millwork Limited Partnership;
“Plumb-Line Trustees” means the trustees of Plumb-Line;
“PLMG” means Plumb-Line Masonry Group Inc., a corporation existing under the Laws of Alberta;
“PLMG Board” means the board of directors of PLMG;
“PLMG Lock-Up Agreements” means the agreements between Westaim and each of the PLMG Shareholders pursuant to which the PLMG Shareholders have agreed to execute the PLMG Share Purchase Agreement with respect to all PLMG Securities owned or controlled by them and to sell all such PLMG Securities to Westaim for the PLMG Purchase Price, subject to the terms and conditions of the PLMG Lock-Up Agreements;
“PLMG Purchase Price” means the number of New Westaim Shares, in aggregate, to be issued to the PLMG Shareholders pursuant to the PLMG Share Purchase Agreement in consideration for the PLMG Securities, calculated as $17,798,000 divided by the Equity Financing Offering Price; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the PLMG Purchase Price shall consist of 1,483,167 New Westaim Shares;
“PLMG Securities” means shares in the capital of PLMG;
“PLMG Shareholders” means Holders of PLMG Securities after giving effect to the F&D Acquisition;
“PLMG Share Purchase” means the purchase of 100% of the issued and outstanding PLMG Securities by Westaim from the PLMG Shareholders pursuant to the PLMG Share Purchase Agreement;

“PLMG Share Purchase Agreement” means the share purchase agreement between Westaim and the PLMG Shareholders substantially in the form set forth in Schedule “H” to the Reorganization Agreement;
“Registrar” means the Registrar of Corporations appointed under Section 263 of the ABCA;
“Reorganization” means the series of transactions to be considered by Westaim Shareholders at the Meeting as described in this Circular including the: (i) Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase; (ii) Consolidation; (iii) approval of the New Westaim Stock Option Plan; (iv) approval of the New Westaim RSU Plan; (v) the Name Change; and (vi) if required, the Westaim Shares Combination or Westaim Shares Split, as applicable;
“Reorganization Agreement” means the reorganization agreement among Westaim, Arcticor, Plumb-Line and PLMG dated October 3, 2008, including the schedules thereto;
“Reorganization Resolutions” means, collectively, the resolutions of the Westaim Shareholders approving the Reorganization, to be substantially in the form and content of Appendix ”A” hereto;
“Sas-Can” means Sas-Can Masonry Ltd., a corporation existing pursuant to the laws of the Province of Alberta and a wholly owned subsidiary of F&D;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (Alberta), as amended;
“Securities Authorities” means the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada;
“Securities Laws” means all securities laws, statutes, rules and regulations and all notices, blanket orders, blanket rulings, rules and policies of the TSX and the Securities Authorities and all securities laws, statutes, rules and regulations applicable in the United States;
“SEDAR” means the system for electronic document analysis and retrieval;
“Share Issuance Resolution” means the ordinary resolution of Westaim Shareholders, in form set forth in Schedule 1 to Appendix A hereto, approving the Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase, all as more particularly set forth and described herein;
“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;
“Superior Proposal” means an unsolicited, bona fide Acquisition Proposal made after the date of the Reorganization Agreement which, in the opinion of the Westaim Board, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Reorganization, from a financial point of view, to Westaim Shareholders;
“Support Agreements” means the support agreements between the Companies and each of the Westaim Supporting Shareholders pursuant to which the Westaim Supporting Shareholders have agreed to vote Westaim Shares owned or controlled by them in favour of the Reorganization Resolutions, subject to the terms and conditions of the Support Agreements;

“Supporting Securityholders” means Marco DeDominicis and certain other Persons holding, in aggregate, at least 66 2/3% of the issued and outstanding Plumb-Line Securities and at least 66 2/3% of the issued and outstanding securities of Arcticor;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
“Time of Closing” means 2:30 p.m. (Calgary Time) on the Effective Date or such other time as may be agreed to by the Parties;
“Total New Westaim Shares” means 18,850,000 New Westaim Shares, being the approximate total number of New Westaim Shares that will be issued and outstanding immediately following the completion of the Transactions (regardless of the ultimate Equity Financing Offering Price);
“Transactions” means, collectively, the Equity Financing and the Reorganization;
“TSX” means the Toronto Stock Exchange;
“Westaim” or the “Corporation” means The Westaim Corporation, a corporation existing under the laws of Alberta;
“Westaim Board” means the board of directors of Westaim;
“Westaim Options” means the stock options of Westaim currently issued and outstanding pursuant to the Westaim Stock Option Plan, each of which entitles the holder thereof to purchase one Westaim Share;
“Westaim Shareholders” means Holders of Westaim Shares;
“Westaim Shares” means the common shares in the capital of Westaim as constituted on the date hereof;
“Westaim Shares Adjustment” means an adjustment to the number of Fully-diluted Westaim Shares, calculated as (A/B) – C where
A is $56,743,662,
B is the Equity Financing Offering Price divided by 20, and
C is Fully-diluted Westaim Shares;
and for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Westaim Shares Adjustment shall be zero;
“Westaim Shares Combination” means, where the Westaim Shares Adjustment is a negative number, a share consolidation of the Fully-diluted Westaim Shares such that the number of Adjusted Westaim Shares is equal to the sum of the Fully-diluted Westaim Shares and the Westaim Shares Adjustment;
“Westaim Shares Split” means, where the Westaim Shares Adjustment is a positive number, a share split of the Fully-diluted Westaim Shares such that the number of Adjusted Westaim Shares is equal to the sum of the Fully-diluted Westaim Shares and the Westaim Shares Adjustment;
“Westaim Stock Option Plan” means the stock option plan of Westaim as constituted on the date hereof under which Westaim Options may be issued in accordance with the policies of the TSX;
“Westaim Subsidiaries” means iFire, iFire IP Corporation, iFire Technology Corp. (incorporated under the laws of Delaware) 1294339 Ontario Inc., TWC Aerospace Service Inc. and TWC Coinage Service Inc.; and
“Westaim Supporting Shareholders” means each of the directors and officers of Westaim.

SUMMARY
The following is a summary of information relating to the Transactions, Westaim, Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. Capitalized terms used in this summary have the meaning provided in the Glossary or elsewhere in this Circular. This summary is provided for convenience of reference only.

THE MEETING:	The Meeting will be held at 10:00 a.m. (Toronto Time) on November 21, 2008 at the Fairmont Royal York Hotel, British Columbia Room, 100 Front Street West, Toronto, Ontario, for the following purposes:

(a)   to consider and, if thought advisable, to pass by way of ordinary resolution a resolution approving the business combination involving Westaim and Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor all as more particularly set forth and described herein;

(b)  to consider and, if thought advisable, to pass by way of special resolution, a resolution, if required, approving the Westaim Shares Combination or the Westaim Shares Split, as applicable, all as more particularly set forth and described herein;

(c)   to consider and, if thought advisable, to pass by way of special resolution, a resolution approving the filing of the Articles of Amendment in order to effect the Consolidation all as more particularly set forth and described herein;

(d)  to consider and, if thought advisable, to pass by way of special resolution, a resolution approving the filing of the Articles of Amendment in order to effect the Name Change all as more particularly set forth and described herein;

(e) to consider and, if thought advisable, to pass by way of ordinary resolution, a resolution approving the New Westaim Stock Option Plan all as more particularly set forth and described herein;

(f) to consider and, if thought advisable, to pass by way of ordinary resolution, a resolution approving the New Westaim RSU Plan all as more particularly set forth and described herein; and

(g) such other matters determined to be necessary or advisable by the parties.

THE REORGANIZATION:	On October 3, 2008, Westaim, Arcticor, Plumb-Line and PLMG entered into the Reorganization Agreement. The Reorganization Agreement sets forth, among other matters, the terms and conditions pursuant to which Westaim will make the Plumb-Line Offer, PLMG Share Purchase, Four Star Security Purchase and Nascor Share Purchase. Upon the completion of the Reorganization, Westaim will own, directly or indirectly, all of the securities or assets of Plumb-Line, PLMG, Nascor, F&D, Four Star and Asty. The completion of the Reorganization is subject to the satisfaction of certain conditions. See “The Reorganization”.

BACKGROUND TO AND REASONS FOR THE REORGANIZATION:	The Westaim Board believes that the Transactions are in the best interests of Westaim and the Westaim Shareholders and that the Transactions provide a number of benefits to the Westaim Shareholders, as compared to Westaim’s current situation, including the following:

(a)   it is expected that completion of the Transactions will result in increased liquidity for the Westaim Shareholders based upon the consolidated market capitalization of New Westaim and the listing/trading of the New Westaim Shares;

(b) New Westaim will participate in the combined business plan of Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor;

(c) New Westaim will have greater access to capital and therefore a greater ability to exploit potential business opportunities; and

(d) New Westaim will have greater resources and will be stronger financially.

See “The Reorganization – Background to and Reasons for the Reorganization” and “The Reorganization – Benefits of the Reorganization”.

PROCEDURE FOR THE REORGANIZATION TO BECOME EFFECTIVE:	The following procedural steps must occur in order for the Reorganization to become effective:

(a)  the Reorganization Resolutions must be approved by the Westaim Shareholders voting in person or by proxy at the Meeting;

(b) Plumb-Line must complete the Asty Acquisition and Four Star Acquisition and PLMG must complete the F&D Acquisition;

(c)  all conditions precedent to the Reorganization, including the conditions of the Plumb-Line Offer as set forth in the Reorganization Agreement, including completion of the Equity Financing, must be satisfied or waived by the appropriate Party;

(d) if adjustment is required, articles of amendment must be filed with the Registrar effecting the Westaim Shares Combination or Westaim Shares Split, as the case may be;

(e) Westaim must take up and pay for all Plumb-Line Securities validly deposited pursuant to the Plumb-Line Offer;

(f) the PLMG Share Purchase, the Four Star Security Purchase and the Nascor Share Purchase must be completed pursuant to the terms and conditions of the Reorganization Agreement; and

(g) the Articles of Amendment must be filed with the Registrar.

See “The Reorganization – Details of the Reorganization”.

RECOMMENDATION OF THE WESTAIM BOARD:	The Westaim Board, after considering relevant matters, has unanimously determined that the Reorganization is in the best interests of Westaim and the Westaim Shareholders and unanimously recommends that Westaim Shareholders vote in favour of the Reorganization Resolutions. See “The Reorganization – Recommendation of the Westaim Board”.

WESTAIM:	Westaim is a holding company with investments in technology businesses including Nucryst, a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation, and iFire, a company that until late 2007 was developing a novel flat panel display technology. Westaim is incorporated pursuant to the provisions of the ABCA. The Westaim Shares trade on the

PLUMB-LINE, ASTY, FOUR STAR, F&D AND NASCOR	TSX under the symbol “WED”. See “Information Concerning Westaim”.

Overview of the Combined Businesses Following the Reorganization

Following the completion of the Reorganization, New Westaim will operate five construction services businesses, Con-Forte, Asty, Four Star, Sas-Can and Nascor, which will provide a variety of products and services to the construction industries in Alberta and parts of British Columbia and Saskatchewan. These products and services include concrete flatwork and formwork services, ready-mix concrete, brick and masonry services, and the manufacture and supply of engineered and pre-fabricated wood frame components for the residential and multi-family construction industries. The acquired businesses have a history of profitability and strong management, each company having been in business for more than 25 years.

The pro forma adjusted net income for the combined construction services businesses was approximately $20.9 million for the year ended December 31, 2007 and approximately $6.1 million for the six months ended June 30, 2008. Pro forma adjusted EBITDA was approximately $29.8 million for the year ended December 31, 2007 and approximately $9.5 million for the six months ended June 30, 2008. See “Information Concerning New Westaim After Giving Effect to the Transactions – Selected Adjusted Pro Forma Financial Information”. Management believes these results demonstrate the earnings potential of New Westaim and that they will continue and be enhanced through the competitive strengths and growth strategies of New Westaim discussed below. For a more detailed description of the businesses that Westaim will acquire, see “Information Concerning New Westaim After Giving Effect to the Transactions – Business of New Westaim”.

Overview of the Construction Industry in Alberta

According to Statistics Canada, over the past five years, Alberta has had the strongest overall economy of any Canadian province, with gross domestic product growth consistently among the top two provinces in the country. Growth in the oil and natural gas sector and its associated capital investments, population growth fueled by migration to Alberta, increasing government infrastructure spending, growth of other industries such as manufacturing, and comparatively low taxes have all contributed to creating and maintaining a climate favourable to business growth and a strong construction industry. Employment growth has also been strong over this period and the unemployment rate has remained low.

Challenges associated with this economic boom that have affected the Alberta construction industry (including rising costs, shortages of labour and shortages of service providers) have, in some cases, resulted in cost overruns and delayed project completions. These challenges have not halted Alberta’s overall economic expansion and Management believes that the Alberta economy will continue to grow in both the near and long term, resulting in the continued creation of quality construction projects and demand for New Westaim’s products and services. See “Information Concerning New Westaim After Giving Effect to the Transactions – Risk Factors – Economy and Cyclicality”. This belief is based on, among other things, the economic indicators described below.

Gross Domestic Product. Gross domestic product (“GDP”) growth is an indicator of the strength of an economy which in turn is a good indicator of the demand for construction services. Alberta has shown consistently strong growth in GDP, ahead of the Canadian average as noted below.

Real Gross Domestic Product (based on 2002 dollars)

	GDP		% GDP Growth
	($ millions)		Year-Over-Year
Year	Canada	Alberta	Canada	Alberta
2004	$1,210,656	$163,457	3.1%	5.2%
2005	1,247,780	172,047	3.1%	5.3%
2006	1,282,204	183,372	2.8%	6.6%
2007	1,316,219	189,470	2.7%	3.3%

Source – Statistics Canada

While the GDP growth rate is expected to slow in 2008, it is still expected to continue to grow. According to the Alberta government’s 2008 mid-year update, the average real GDP growth forecasts for Alberta are 2.6% for 2008, 3.2% for 2009 and 3.2% for 2010.

Population Growth. Demand for new infrastructure, housing starts and other construction projects is fueled by population growth. According to Statistics Canada, Alberta’s population growth has consistently exceeded the Canadian national average in the past three years. This growth is primarily the result of a net migration of individuals to Alberta. For the most part, this migration is the result of individuals and families relocating for employment opportunities. This strong Alberta population growth is summarized below.

Population Growth Rates – Canada and Alberta

	Population		Year-Over-Year
	(000)		Population Growth
Year	Canada	Alberta	Canada	Alberta
2005	33,206	3,257	1.0%	1.9%
2006	32,453	3,348	1.1%	2.8%
2007	32,871	3,450	1.0%	3.0%
2008 (est.)	33,224	3,512	1.1%	1.8%

Source — Alberta Population Report, First Quarter 2008

According to the “Alberta Population Report, First Quarter 2008”, net migration into Alberta was 74,523 people in 2006, 27,048 people in 2007 and 5,111 people in the first three months of 2008. Population growth by migration results in an increased demand for housing and infrastructure. Even with a slowdown in net migration to Alberta expected for 2009, Management believes that there remains an infrastructure deficit which will create a demand for construction services as related infrastructure requirements catch up to the prior years’ population growth.

Value of Building Permits. A strong indicator of construction activity levels is the value of building permits issued by municipal authorities. According to Statistics Canada, the value of Alberta building permits were consistently the second highest province in Canada (in absolute dollar terms only behind Ontario, which has a significantly larger population). Alberta has consistently been the leader in year-over-year increases in the value of building permits as noted in the table below.

	Value of Building Permits		Year-Over-Year
	($ millions)		Value of Building Permits Growth
Year	Canada	Alberta	Canada	Alberta
2003	$50,772	$6,667	—	—
2004	55,579	7,327	9.5%	9.9%
2005	60,751	10,202	9.3%	39.2%
2006	66,266	13,876	9.1%	36.0%
2007	74,380	15,730	12.2%	13.4%

Source – Statistics Canada

Management expects the value of building permits issued in 2008 for Canada and Alberta to decline compared to 2007 reflecting the general slowdown in the Canadian economy. However, Management also expects the decline in the value of building permits in Alberta to be less relative to Canada as a whole. In addition, Management expects the value of building permits in 2009 and beyond to be bolstered by increased infrastructure spending discussed below.

Government Infrastructure Spending. A significant volume of construction activity is generated by government and government funded projects. The Alberta government announced in its 2008 budget over $22 billion of infrastructure spending for the years 2008 to 2011. This is an increase of 21.4% over the Alberta government’s 2007 Budget and, amongst other allocations, includes health, schools and post-secondary education projects with a value of $6.5 billion and municipal infrastructure projects of $5.0 billion. These projects are necessary to address the infrastructure deficit that has resulted from the province’s recent rapid economic and population growth after a long period of government spending restraint. In addition, the Alberta government announced in January 2008 a 20-year strategic capital plan committing an average of $6 billion per year on infrastructure projects. These projects are another factor in the province’s forecast economic growth that Management expects will provide long term stability to both commercial and residential construction activity in the province.

Competitive Strengths of New Westaim

The Reorganization will create a construction services company with a significantly broader scope of operations and services than any of the constituent companies being acquired would be able to attain on its own. New Westaim will be a vertically integrated company that will service the commercial, industrial and residential markets of the construction industry. Management believes that the combination of Con-Forte, Nascor, Four Star, Asty and Sas-Can provides an attractive means of enhancing the value of the individual companies.

Diversified Operations in the Growing Western Canada Economy. New Westaim will offer a diverse range of products and services to both the commercial and residential sectors of the western Canada construction industry. Management believes that the Reorganization will create a construction services company that is well positioned to profit from increased activity in specific markets and from increased demand for particular products and services. Management also believes that New Westaim’s diversification between the commercial and residential sectors will allow it to reallocate resources between sectors as necessary and position it to weather periods of slower growth in either sector.

Experienced Entrepreneurial Management Team with a Significant Retained Equity Interest. The management teams of all constituent companies have agreed to continue with the combined company, including Con-Forte’s Chief Executive Officer, Marco DeDominicis, who will serve as New Westaim’s President and Chief Executive Officer. New Westaim’s management team, including the senior management of its operating divisions, have decades of individual experience in the construction industry and, assuming an Equity Financing Offering Price of $12.00, will own approximately 7.2 million New Westaim Shares, representing approximately 38.3% of the outstanding New Westaim Shares (95.6% of which will be owned, controlled or directed by Mr. DeDominicis). Accordingly, following the completion of the Reorganization, New Westaim will be led by a dynamic and entrepreneurial management team that is well regarded within the construction industry, has a track record of success, and has a vested interest in the success of New Westaim.

Loyal and Committed Employees. The constituent companies have a proven record of attracting and retaining skilled employees even in the context of a very tight Western Canadian labour market. Management believes that New Westaim’s size, financial strength, experienced and well regarded management team and diversified operations will further strengthen its ability to attract and retain skilled employees. New Westaim will have an experienced labour force of over 800 employees in its construction services business segment.

Financial Strength. Management believes that following the completion of the Reorganization, New Westaim will be a financially strong company, with considerable cash-generating capacity, a solid balance sheet, ample working capital and modest debt levels (see “Information Concerning New Westaim After Giving Effect to the Transactions – Selected Adjusted Pro Forma Financial Information”). In addition, New Westaim will have access to the public equity markets should it choose to raise additional capital to fund growth or acquisition opportunities. Management believes that New Westaim’s ability to generate cash flow will also be enhanced by the anticipated utilization of tax pools available to New Westaim.

Cross-Marketing of Combined Client Base and Labour Mobilization. Management believes that the Reorganization will provide New Westaim Shareholders with the opportunity to benefit from the anticipated synergies created by the Reorganization, including cross-marketing and product integration opportunities. Management believes that the cross-marketing of New Westaim’s products and services to its combined customer base and the packaging of its various products and services as a single product or service will provide New Westaim with a strong competitive advantage over its competitors that provide only a single type of product or service. In addition, the Reorganization creates opportunities for the cross-divisional mobilization of labour, technical and management resources. New Westaim will be able to deploy these resources where they are most needed and can be put to the most profitable use.

Growth Opportunities. Management believes that New Westaim’s experienced management team, strong financial position and access to the public equity markets will position it to take advantage of a number of growth opportunities, including organic growth opportunities (by performing more of the same core functions in the same areas), geographical growth opportunities (by offering its core functions in new locations), and acquisition-driven growth opportunities (by acquiring other businesses). See “Growth Strategies” below.

Growth Strategies

Management’s strategy is to continue to grow a dynamic construction services company in the Alberta market and, over the longer term, British Columbia and other Canadian provinces, by pursuing the following growth strategies:

Acquisition Growth Opportunities. Management believes the current Alberta construction market offers opportunities for growth by capitalizing on accretive acquisition opportunities. These opportunities are available as a result of the limited number of viable exit strategies for owners of smaller private construction companies and also because of the continuing need for small businesses to demonstrate a strong balance sheet in a competitive marketplace. Smaller and/or under-capitalized construction companies that otherwise have strong cash flowing operations present excellent acquisition opportunities for New Westaim. Management believes New Westaim will be well positioned to take advantage of these acquisition opportunities.

Geographic Growth Opportunities. The success of Con-Forte’s recent expansion into the Okanagan region of British Columbia, during which Con-Forte progressed from a market entry company to a major formworks provider in only three years, demonstrates the potential for profitable growth in new geographic regions. Management believes that New Westaim’s experienced and entrepreneurial management team, strong reputation and strong financial condition will position it for expansion into new geographic regions in Western Canada.

Organic Growth Opportunities. Management believes that the strong reputation of each of the constituent companies and their strong customer relationships provide New Westaim with a solid foundation on which to continue to organically grow the company. In addition, the cross-marketing of the combined companies’ full suite of products and services to New Westaim’s combined customer base, and the bundling of its various products and services as a single product or service, will provide New Westaim with an opportunity to grow revenues within the existing customer bases of the constituent companies. The increased financial and human resources of the combined companies will also give New Westaim the capacity to expand its operations beyond the existing customer base of the individual constituent companies.

See “Information Concerning New Westaim After Giving Effect to the Transactions”.

RESULTING ISSUER:	Upon completion of the Transactions, Westaim will carry on the business of Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor. See “Information Concerning New Westaim After Giving Effect to the Transactions – Business of New Westaim”.

CHANGE OF MANAGEMENT:	Upon completion of the Reorganization, the Westaim Board will be reconstituted such that it is comprised of the Company Nominees and Frank King, an incumbent director of Westaim who will remain on the Westaim Board. Management of New Westaim is expected to be reconstituted as follows:

Name	Title
Marco DeDominicis	Chairman, President and Chief Executive Officer

G.A. (Drew) Fitch	Interim Executive Vice President and Chief Financial Officer

Philip R. Greer	Interim Vice President and Corporate Controller

Cristina Nunes	Interim Vice President, Corporate Finance and Tax

Senior management of Plumb-Line, PLMG, F&D, Four Star, Asty and Nascor will continue with New Westaim following completion of the Reorganization. See “Information Concerning New Westaim After Giving Effect to the Transactions – Directors and Officers”.

EQUITY FINANCING, WESTAIM SHARES COMBINATION AND WESTAIM SHARES SPLIT:	Completion of the Equity Financing is a condition to closing of the Reorganization. The Equity Financing is an offering of Equity Financing Shares on a private placement basis for gross proceeds of $15 million. The proceeds of the Equity Financing will be used by New Westaim to partially fund the Four Star Acquisition, F&D Acquisition and Asty Acquisition and for working capital purposes. Pursuant to the terms of the Reorganization Agreement, Westaim will acquire, directly or indirectly, all of the issued and outstanding securities or assets of Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor in exchange for an aggregate of approximately 12.87 million New Westaim Shares and will issue 1.25 million New Westaim Shares under the Equity Financing, in each case assuming an offering price of $12.00 per New Westaim Share, such that following completion of the Reorganization the current Westaim Shareholders will hold approximately 25.1% of the total number of issued New Westaim Shares. The percentage of New Westaim Shares held by current Westaim Shareholders following completion of the Reorganization will vary inversely with the Equity Financing Offering Price. For example, if the Equity Financing Offering Price is not $12.00 but rather is $10.00 per New Westaim Share, current Westaim Shareholders will hold approximately 30.1% of the New Westaim Shares outstanding and conversely if the Equity Financing Offering Price is $14.00 per New Westaim Share, current Westaim Shareholders will hold approximately 21.5% of the New Westaim Shares outstanding. Following implementation of the Reorganization and giving effect to the Consolidation, New Westaim will have approximately 18.85 million New Westaim Shares outstanding. Under the terms of the Reorganization Agreement, the number of New Westaim Shares to be outstanding upon completion of the Reorganization is not variable. As such, prior to effecting the Consolidation, currently outstanding Westaim Shares will have to be consolidated (the Westaim Shares Combination), if the Equity Financing is priced at greater than $12.00 per New Westaim Share, or split (the Westaim Shares Split), if the Equity Financing is priced at less than $12.00 per New Westaim Share, in order to appropriately adjust the holdings of current Westaim Shareholders upon completion of the Reorganization.

The effect of different Equity Financing Offering Prices under the Equity Financing is illustrated in the following tables.

Equity	Adjusted					Plumb-
Financing	Westaim	Equity	Four Star	Nascor	PLMG	Line	Total New
Offering	Shares (post	Financing	Purchase	Purchase	Purchase	Purchase	Westaim
Price	Consolidation)	Shares	Price	Price	Price	Price	Shares
$10.00	5,674,366	1,500,000	420,000	3,228,700	1,779,800	6,247,134	18,850,000
$11.00	5,158,515	1,363,636	381,818	2,935,182	1,618,000	7,392,849	18,850,000
$12.00	4,728,638	1,250,000	350,000	2,690,583	1,483,167	8,347,612	18,850,000
$13.00	4,364,897	1,153,846	323,077	2,483,615	1,369,077	9,155,488	18,850,000
$14.00	4,053,119	1,071,429	300,000	2,306,214	1,271,286	9,847,952	18,850,000

Note:

(1)	Amounts represent the number of New Westaim Shares issued, except for the Equity Financing Offering Price, which is expressed in dollars.

Equity	Adjusted
Financing	Westaim	Equity	Four Star	Nascor	PLMG	Plumb-Line	Total New
Offering	Shares (post	Financing	Purchase	Purchase	Purchase	Purchase	Westaim
Price	Consolidation)	Shares	Price	Price	Price	Price	Shares
$10.00	30.10%	7.96%	2.23%	17.13%	9.44%	33.14%	100%
$11.00	27.37%	7.23%	2.03%	15.57%	8.58%	39.22%	100%
$12.00	25.09%	6.63%	1.86%	14.27%	7.86%	44.29%	100%
$13.00	23.16%	6.12%	1.71%	13.18%	7.26%	48.57%	100%
$14.00	21.50%	5.69%	1.59%	12.23%	6.75%	52.24%	100%

Note:

(1)	Numbers represent the percentage of New Westaim Shares outstanding, except for the Equity Financing Offering Price, which is expressed in dollars.

Prior to the Meeting, Westaim will announce the price per share to be paid under the Equity Financing and the resulting percentage ownership of current Westaim Shareholders of New Westaim Shares following completion of the Reorganization.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION:	The following table sets out certain financial information in respect of Westaim after giving effect to the Transactions. The following information should be read in conjunction with the Pro Forma Financial Statements attached hereto as Appendix ”H”.

See also “Information Concerning New Westaim After Giving Effect to the Transactions – Selected Pro Forma Financial Information” and “– Selected Adjusted Pro Forma Financial Information”.

	Pro Forma Six Months Ended			Pro Forma Year Ended
	June 30, 2008			December 31, 2007
	Construction			Construction
	Services(1)	Other(2)	Total	Services(1)	Other(2)	Total
	($000’s except share and per share data)				($000’s except share and per share data)
Revenues	62,500	9,962	72,462	163,904	31,830	195,734

Gross Margin (3)	19,469	3,515	22,984	52,079	17,213	69,292
Gross Margin %	31%	35%	32%	32%	54%	35%

Adjusted Net Income (4)	6,138	3,781	9,919	20,917	8,026	28,943

Adjusted EBITDA (5)	9,470	(2,198)	7,272	29,831	(1,136)	28,695

Weighted Average Number of New Westaim Shares Outstanding			18,850,000			18,850,000
Adjusted Net Income per New Westaim Share			0.53			1.54

Pro Forma
As at June 30, 2008(6)
Total Assets	167,621
Working Capital	60,205
Net Debt (7)	29,934

Notes:

(1)	Construction Services represents the pro forma financial results of Plumb-Line, F&D, Four Star, Asty and Nascor. The pro forma financial results of Plumb-Line exclude A&K, the assets of which are contemplated under the Reorganization Agreement to be disposed of in the fourth quarter of 2008.

(2)	Other represents the pro forma financial results of Westaim which is primarily attributable to its 74.5% owned subsidiary, Nucryst, and excludes the discontinued operations of iFire, the assets of which are expected to be sold in the fourth quarter of 2008.

(3)	Gross Margin is calculated by subtracting all direct costs from total revenues and is used by management to measure the profitability of operations before overhead costs and other income and expenses.

(4)	Pro forma adjusted net income represents pro forma net income adjusted to reflect a reduction of owner-manager salaries and bonuses, additional facility lease costs and future public company costs.

(5)	EBITDA represents net income before net interest expense, income taxes, depreciation and amortization and non-recurring items, and is a non-GAAP measure used by Management to measure cash flow before changes in non-cash working capital, taxes and financing costs. Non-recurring items are generally the results of one-time events that distort the financial results that are used by Management to measure financial performance. Pro forma adjusted EBITDA represents EBITDA adjusted to reflect a reduction of owner-manager salaries and bonuses, additional facility lease costs and future public company costs.

(6)	These pro forma balance sheet items have been adjusted to reflect an expected sale of the assets of iFire and A&K in the fourth quarter of 2008.

(7)	Pro forma net debt includes current and long term portions of bank indebtedness, debt, capital lease obligations and due to related parties, net of cash and cash equivalents. Cash and cash equivalents excludes the cash and cash equivalents of Nucryst of $27.5 million which is not accessible to fund New Westaim’s operations.

MARKET TRADING PRICE:	The Westaim Shares are listed and posted for trading on the TSX under the stock symbol “WED”. On October 3, 2008 (the last trading day prior to announcement of the Reorganization), the last price at which a trade in the Westaim Shares was executed was $0.23. There is currently no public market for the securities of Plumb-Line, PLMG, F&D, Four Star, Asty or Nascor. See “Information Concerning New Westaim After Giving Effect to the Transaction – Price Range and Volume of Trading of Westaim Shares”.

TREATMENT OF FRACTIONAL WESTAIM SHARES	No fractional New Westaim Shares will be issued pursuant to the Westaim Shares Combination, Westaim Shares Split or the Consolidation. In the event that a Westaim Shareholder would otherwise be entitled to a fractional New Westaim Share hereunder, the number of New Westaim Shares issued to such Westaim Shareholder shall be rounded up to the next greater whole number of New Westaim Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of New Westaim Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Westaim Shares registered in the name of or beneficially held by such Westaim Shareholder or their nominee shall be aggregated.

STOCK EXCHANGE LISTING:	The Reorganization is classified as a “backdoor listing” pursuant to the rules of the TSX. New Westaim must therefore satisfy the original listing requirements of the TSX. There can be no assurance that New Westaim will be able to satisfy the listing requirements of the TSX or any other stock exchange.

EFFECT OF THE REORGANIZATION ON INCENTIVE SECURITIES:	In connection with the Reorganization, all outstanding Westaim Options and restricted share units of Westaim will be cancelled or exercised and all deferred share units will be settled.

TIMING:	If the Meeting is held as scheduled and the Reorganization Resolutions are approved and the other conditions to the Reorganization becoming effective are waived or satisfied, it is anticipated that the Effective Date of the Reorganization will be on or about December 1, 2008. See “The Reorganization – Timing”.

RISK FACTORS:	Westaim, and thus the securities of Westaim, should be considered highly speculative investments and the transactions contemplated herein should be considered to be of a high-risk nature. Westaim Shareholders should carefully consider all of the information disclosed in this Circular prior to voting on matters being put before them pursuant to this Circular.

The following is a list of certain risk factors relating to the activities of Westaim, after giving effect to the Reorganization, and the ownership of New Westaim Shares which prospective investors should carefully consider before making an investment decision relating to New Westaim Shares:

• ability of New Westaim to secure contracts for its services and products;

• cyclical and seasonal nature of the business of New Westaim;

• effects of commodity prices on the business of New Westaim;

• failure of suppliers to deliver on contractual commitments;

• reliance on New Westaim’s ability to attract and retain qualified and capable personnel;

• inability to collect on accounts receivable;

• failure of subcontractors to perform their contractual commitments in a satisfactory manner;

• additional costs associated with failing to meet performance obligations;

• industry competition;

• not maintaining sufficient working capital to fund operations;

• failure to realize the anticipated benefit of the Reorganization or other acquisitions and failure to integrate newly acquired businesses into the business of New Westaim

• failing to correctly estimate costs and risks associated with new contracts;

• significant non-recurring revenue;

• inability to access surety bonds or letters of credit as required;

• failure to obtain necessary permits or licenses;

• potential litigation;

• potential of liability in excess of insurance coverage;

• costs associated with failure to meet quality standards;

• health and safety claims;

• labour strife;

• potential fluctuations in quarterly results;

• environmental risks;

• changes in regulation and excessive costs of complying with regulations;

• no present intention to pay dividends;

• potential for dilutive future transactions;

• inability of New Westaim to satisfy the listing requirements of the TSX or any other stock exchange;

• volatility of the price of New Westaim Shares;

• costs associated with complying with financial reporting requirements;

• effects of significant ownership of New Westaim Shares by several Holders

• absence of operating history of the acquired business as a public company;

• ability to sustain and manage growth; and

• costs and availability of insurance coverage.
The above list of risk factors is a summary of risk factors contained elsewhere in this Circular. See “Information Concerning New Westaim After Giving Effect to the Transactions – Risk Factors”. Westaim Shareholders should carefully consider all such risk factors.

THE REORGANIZATION
Background to and Reasons for the Reorganization
In April 2008, Westaim management met with representatives of Plumb-Line and Arcticor regarding a possible business combination between Westaim and certain Plumb-Line and Arcticor businesses together with certain proposed target companies in the construction services sector. Negotiations by Westaim with Plumb-Line and Arcticor, which began in May 2008, led to the signing of a non-binding letter of intent on June 20, 2008 which set out a period in which Westaim, Arcticor and Plumb-Line would conduct due diligence under terms of exclusivity, subject to certain exceptions.
Between June 20, 2008 and October 2, 2008, the Parties conducted their respective due diligence and negotiated the terms of the Reorganization Agreement. The Westaim Board met on October 3, 2008 and reviewed the proposed terms of the Reorganization Agreement. After duly considering the financial aspects and other considerations relating to the proposed Transactions, including the terms of the proposed Reorganization Agreement and the directors’ fiduciary duties and responsibilities to Westaim Shareholders, the members of the Westaim Board unanimously approved the execution of the Reorganization Agreement and concluded that the proposed Reorganization is in the best interests of Westaim and the Westaim Shareholders and resolved to recommend that the Westaim Shareholders vote their Westaim Shares in favour of the Reorganization.
The Reorganization Agreement was signed and announced to the public on October 3, 2008.
Benefits of the Reorganization
In approving the Reorganization, the Westaim Board concluded that the Reorganization will provide Westaim Shareholders enhanced liquidity and ownership in a larger and financially stronger corporation with an active business and increased growth prospects relative to Westaim. Furthermore, Westaim Shareholders are expected to enjoy the benefits of participating in New Westaim’s anticipated future growth reflected in the following key points:
(a)	it is expected that completion of the Transactions will result in increased liquidity for the Westaim Shareholders based upon the consolidated market capitalization of New Westaim and the listing/trading of the New Westaim Shares;

(b)	New Westaim will participate in the combined business plan of Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor;

(c)	New Westaim will have greater access to capital and therefore a greater ability to exploit potential business opportunities; and

(d)	New Westaim will have greater resources and will be stronger financially.
Effect of the Reorganization
After giving effect to the Reorganization, Plumb-Line, PLMG, F&D, Four Star and Nascor will be wholly owned, directly or indirectly, by Westaim, Westaim will change its name to “Peer Construction Group Inc.”, and Arcticor, former Plumb-Line Securityholders, former PLMG Shareholders (including former shareholders of F&D) and former Four Star Securityholders will become Westaim Shareholders.
Effect of the Reorganization on Incentive Securities
In connection with the Reorganization, all outstanding Westaim Options and restricted share units of Westaim will be cancelled or exercised and all deferred share units will be settled.

Equity Financing
Pursuant to the terms of the Reorganization Agreement, Westaim will acquire, directly or indirectly, all of the issued and outstanding securities or the assets of Plumb-Line, PLMG, F&D, Asty, Four Star and Nascor in exchange for an aggregate of approximately 12.87 million New Westaim Shares and will issue 1.25 million New Westaim Shares under the Equity Financing, in each case assuming an offering price of $12.00 per New Westaim Share, such that following completion of the Reorganization the current Westaim Shareholders will hold approximately 25.1% of the total number of issued New Westaim Shares. The percentage of New Westaim Shares held by current Westaim Shareholders following completion of the Reorganization will vary inversely with the Equity Financing Offering Price. For example, if the Equity Financing Offering Price is not $12.00 but rather is $10.00 per New Westaim Share, current Westaim Shareholders will hold approximately 30.1% of the New Westaim Shares outstanding and conversely if the Equity Financing Offering Price is $14.00 per New Westaim Share, current Westaim Shareholders will hold approximately 21.5% of the New Westaim Shares outstanding. Following implementation of the Reorganization and giving effect to the Consolidation, New Westaim will have approximately 18.85 million New Westaim Shares outstanding. Under the terms of the Reorganization Agreement, the number of New Westaim Shares to be outstanding upon completion of the Reorganization is not variable. As such, prior to effecting the Consolidation, currently outstanding Westaim Shares will have to be consolidated (the Westaim Shares Combination), if the Equity Financing is priced at greater than $12.00 per New Westaim Share, or split (the Westaim Shares Split), if the Equity Financing is priced at less than $12.00 per New Westaim Share, in order to appropriately adjust the holdings of current Westaim Shareholders upon completion of the Reorganization. The effect of different Equity Financing Offering Prices under the Equity Financing is illustrated in the following tables.

Equity	Adjusted					Plumb-
Financing	Westaim	Equity	Four Star	Nascor	PLMG	Line	Total New
Offering	Shares (post	Financing	Purchase	Purchase	Purchase	Purchase	Westaim
Price	Consolidation)	Shares	Price	Price	Price	Price	Shares
$10.00	5,674,366	1,500,000	420,000	3,228,700	1,779,800	6,247,134	18,850,000
$11.00	5,158,515	1,363,636	381,818	2,935,182	1,618,000	7,392,849	18,850,000
$12.00	4,728,638	1,250,000	350,000	2,690,583	1,483,167	8,347,612	18,850,000
$13.00	4,364,897	1,153,846	323,077	2,483,615	1,369,077	9,155,488	18,850,000
$14.00	4,053,119	1,071,429	300,000	2,306,214	1,271,286	9,847,952	18,850,000
Note:

(1)	Amounts represent the number of New Westaim Shares issued, except for the Equity Financing Offering Price, which is expressed in dollars.

Equity	Adjusted					Plumb-
Financing	Westaim	Equity	Four Star	Nascor	PLMG	Line	Total New
Offering	Shares (post	Financing	Purchase	Purchase	Purchase	Purchase	Westaim
Price	Consolidation)	Shares	Price	Price	Price	Price	Shares
$10.00	30.10%	7.96%	2.23%	17.13%	9.44%	33.14%	100%
$11.00	27.37%	7.23%	2.03%	15.57%	8.58%	39.22%	100%
$12.00	25.09%	6.63%	1.86%	14.27%	7.86%	44.29%	100%
$13.00	23.16%	6.12%	1.71%	13.18%	7.26%	48.57%	100%
$14.00	21.50%	5.69%	1.59%	12.23%	6.75%	52.24%	100%
Note:

(1)	Amounts represent the percentage of New Westaim Shares outstanding, except for the Equity Financing Offering Price, which is expressed in dollars.
Upon completion of the Reorganization, the Westaim Board will be reconstituted such that it is comprised of the Company Nominees and Frank King, an incumbent director of Westaim. Management of New Westaim will also be reconstituted. See “Information Concerning New Westaim After Giving Effect to the Transactions – Directors and Officers”.

Recommendation of the Westaim Board
The Westaim Board has unanimously determined that the Reorganization is in the best interests of Westaim and Westaim Shareholders, and unanimously recommends that Westaim Shareholders vote in favour of the Reorganization Resolutions.
Details of the Reorganization
The following description of the Transactions is qualified in its entirety by reference to the full text of the Reorganization Agreement.
Westaim, Arcticor, Plumb-Line and PLMG have entered into the Reorganization Agreement which provides for the implementation of the Transactions. The full text of the Reorganization Agreement is available under Westaim’s profile on SEDAR at www.sedar.com.
The Transactions involve a number of steps, including each of the events set out below:
(a)	Westaim shall, subject to the terms and conditions set forth in the Reorganization Agreement, lawfully convene and hold the Meeting as soon as reasonably practicable for the purpose of considering the Reorganization Resolutions.

(b)	Westaim shall, subject to the terms and conditions set forth in the Reorganization Agreement, make the Plumb-Line Offer and shall, subject to certain conditions contained in the Reorganization Agreement including, without limitation, a condition that the Plumb-Line Board shall have prepared and approved in final form, printed for distribution to Plumb-Line Securityholders and delivered to Westaim for mailing with the Plumb-Line Bid Circular to all registered Plumb-Line Securityholders, the Plumb-Line Directors’ Circular, which circular shall contain the unanimous recommendation of the Plumb-Line Board that securityholders accept the Plumb-Line Offer, mail the Plumb-Line Bid Circular in accordance with applicable Laws to each registered Plumb-Line Securityholder as soon as reasonably practicable and in any event not later than 11:59 p.m. (Calgary time) on the Latest Mailing Date the Plumb-Line Offer is to be made in accordance with applicable Laws and shall expire no earlier than the Initial Expiry Time, subject to the right of Westaim to extend the period during which securities may be deposited under the Plumb-Line Offer and shall be subject only to the conditions set out in Schedule “A” to the Reorganization Agreement. Westaim shall use all reasonable commercial efforts to consummate the Plumb-Line Offer, subject to the terms and conditions of the Reorganization Agreement and the Plumb-Line Offer and subject to no other conditions;

(c)	Westaim shall use reasonable commercial efforts, subject to the terms and conditions set forth in the Reorganization Agreement, to complete the Equity Financing for Equity Financing Gross Proceeds of $15 million and, if requested by the Companies, shall retain an Agent and enter into an Agency Agreement

(d)	Arcticor, Plumb-Line and PLMG shall take all actions in connection with the Equity Financing as may be reasonably requested by Westaim, from time to time, and shall, without limitation to the foregoing: (i) advance and market the Equity Financing in compliance with Securities Laws; (ii) identify and secure with the assistance of the Agent (if any) subscriptions from Arms Length Purchasers for Equity Financing Shares such that the Equity Financing Gross Proceeds are $15 million and present to Westaim Equity Financing Subscription Agreements executed by the relevant purchaser evidencing all such subscriptions on or prior to 5:00 p.m. (Calgary time) on the date that is 14 days after the date that this Circular is mailed to Westaim Shareholders; (iii) assist Westaim in obtaining such information from proposed purchasers under the Equity Financing as may be necessary, acting reasonably, to demonstrate that such purchaser is an Arms-Length Purchaser; (iv) cooperate with Westaim and all participating third parties and negotiate in good faith all necessary or appropriate agreements, including any Agency Agreement (if required), it being understood that the Companies will be party to the Agency Agreement (if any); and (iv) cause the attendance by their respective directors and officers, as necessary, at due diligence sessions held by the Agent or other advisors in respect of the Equity Financing;

(e)	if the Westaim Shares Adjustment is a number other than zero then Westaim shall: (i) if the Westaim Shares Adjustment is a negative number, file articles of amendment with the Registrar whereby the Westaim Shares Combination is effected; or (ii) if the Westaim Shares Adjustment is a positive number, file articles of amendment with the Registrar whereby the Westaim Shares Split is effected;

(f)	Westaim shall file the Articles of Amendment;

(g)	Plumb-Line shall complete the Asty Acquisition and the Four Star Acquisition and PLMG shall complete the F&D Acquisition;

(h)	subject to the provisions of the Reorganization Agreement, Arcticor and Westaim shall enter into the Nascor Share Purchase Agreement at the Time of Closing and Arcticor shall sell to Westaim the Nascor Securities and Arcticor Warrant in consideration for the Nascor Purchase Price;

(i)	subject to the provisions of the Reorganization Agreement, Westaim and the PLMG Shareholders shall enter into the PLMG Share Purchase Agreement at the Time of Closing and the PLMG Shareholders shall sell to Westaim all of the PLMG Securities in consideration for the PLMG Purchase Price;

(j)	subject to the provisions of the Reorganization Agreement, Westaim and the Four Star Securityholders shall enter into the Four Star Security Purchase Agreement at the Time of Closing and the Four Star Securityholders shall sell to Westaim all of the Plumb-Line Holdings LP Securities held by the Four Star Securityholders in consideration for the Four Star Purchase Price; and

(k)	Upon all of the conditions of the Plumb-Line Offer having been satisfied or, in the sole discretion of Westaim, waived (to the extent permitted under the Reorganization Agreement), Westaim will take up and pay for the securities deposited under the Plumb-Line Offer in accordance with the terms of the applicable Plumb-Line Offer as soon as reasonably practicable. Subject to the satisfaction or waiver of the conditions to the Plumb-Line Offer, Westaim shall as soon as possible and in any event within three Business Days of the Expiry Time, take-up and pay for all securities validly deposited (and not properly withdrawn) pursuant to the Plumb-Line Offer.
Procedure for the Reorganization Becoming Effective
The following procedural steps must be taken for the Reorganization to become effective:
(a)	the Reorganization Resolutions must be approved by the Westaim Shareholders voting in person or by proxy at the Meeting;

(b)	all conditions precedent to the Reorganization, including the conditions of the Plumb-Line Offer, as set forth in the Reorganization Agreement, must be satisfied or waived by the appropriate Party;

(c)	if adjustment is required, Westaim shall file articles of amendment with the Registrar giving effect to the Westaim Shares Combination or Westaim Shares Split, as applicable;

(d)	the Articles of Amendment must be filed with the Registrar;

(e)	the Equity Financing shall be completed and the Equity Financing Gross Proceeds shall be released from trust and the Equity Financing Shares shall be issued to the subscribers under the Equity Financing;

(f)	Plumb-Line must complete the Asty Acquisition and the Four Star Acquisition and PLMG must complete the F&D Acquisition;

(g)	the PLMG Share Purchase, the Four Star Security Purchase and the Nascor Share Purchase must be completed pursuant to the terms and conditions of the Reorganization Agreement;

(h)	Westaim must take up and pay for all Plumb-Line Securities validly deposited pursuant to the Plumb-Line Offer; and

(i)	Westaim shall deliver an executed copy of a resignation and mutual release of all of the officers and directors of Westaim and resolutions of the Westaim Board appointing the Company Nominees to the Westaim Board.
Approvals
Shareholder Approval
Pursuant to the ABCA and the rules of the TSX, the number of votes required to pass the Reorganization Resolutions shall be: (i) in the case of the approval of the Share Issuance Resolution, not less than a majority of the votes cast by Westaim Shareholders, either in person or by proxy, at the Meeting; (ii) in the case of the approval of the Consolidation, not less than 66 2/3% of the votes cast by Westaim Shareholders, either in person or by proxy, at the Meeting; (iii) in the case of the approval of the Name Change, not less than 66 2/3% of the votes cast by Westaim Shareholders, either in person or by proxy, at the Meeting; (iv) in the case of the approval of the New Westaim Stock Option Plan, not less than a majority of the votes cast by Westaim Shareholders, either in person or by proxy, at the Meeting; (v) in the case of the approval of the New Westaim RSU Plan, not less than a majority of the votes cast by Westaim Shareholders, either in person or by proxy, at the Meeting; and (vi) in the case of the approval of the Westaim Shares Combination or the Westaim Shares Split, as applicable and if required, not less than 66 2/3% of the votes cast by Westaim Shareholders, either in person or by proxy, at the Meeting.
Regulatory Approvals
The Reorganization Agreement provides that receipt of all required regulatory approvals including, without limitation, receipt of conditional approval of the TSX for listing of the New Westaim Shares issuable pursuant to the Transactions, is a condition precedent to the Reorganization becoming effective.
The Reorganization is classified as a “backdoor listing” pursuant to the rules of the TSX.  New Westaim must therefore satisfy the original listing requirements of the TSX.  There can be no assurance that New Westaim will be able to satisfy the listing requirements of the TSX or any other stock exchange.
Reorganization Agreement
The Reorganization will be effected pursuant to the Reorganization Agreement. The Reorganization Agreement contains covenants, representations and warranties of and from each of Westaim, Arcticor, Plumb-Line and PLMG and various conditions precedent, both mutual and with respect to Westaim and Arcticor, Plumb-Line and PLMG.
The following is a summary of certain provisions of the Reorganization Agreement. The Reorganization Agreement is filed on SEDAR and available under Westaim’s profile at www.sedar.com and reference is made thereto for the full text thereof.

Conditions Precedent to the Reorganization
Mutual Conditions Precedent
The respective obligations of Westaim, Arcticor, Plumb-Line and PLMG to complete the transactions contemplated by the Reorganization Agreement are subject to the satisfaction of each of the following conditions at or prior to the Effective Date;
(a)	the Share Issuance Resolution shall have been approved by not less than 50% of the votes cast by Westaim Shareholders at the Meeting in accordance with applicable Laws;

(b)	the TSX shall have conditionally approved the Reorganization and the listing of the New Westaim Shares to be issued pursuant to the Equity Financing, the Plumb-Line Offer, the PLMG Share Purchase, the Four Star Security Purchase and the Nascor Share Purchase, the New Westaim Stock Option Plan and the New Westaim RSU Plan;

(c)	all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances;

(d)	closing of the Transactions shall have occurred on or before the Outside Date, provided that all Parties shall act in good faith and in a timely manner in so closing the Transactions;

(e)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under the Reorganization Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under the Reorganization Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under the Reorganization Agreement in accordance with the terms and conditions hereof or thereof;

(f)	there shall not exist any prohibition at Law against the completion of the Transactions;

(g)	the Asty Acquisition, the F&D Acquisition and the Four Star Acquisition shall each be completed prior to or contemporaneous with the completion of the Transactions provided that the Companies shall act in good faith and in timely manner in so closing such acquisitions;

(h)	Equity Financing Gross Proceeds of $15 million shall be held in trust with the only condition to the release of such proceeds and the consummation of the Equity Financing at the Equity Financing Offering Price being the approval of Westaim Shareholders of the Reorganization Resolutions and filing of the Articles of Amendment; and

(i)	the Reorganization Agreement shall not have been terminated in accordance with its terms.
The foregoing conditions are for the mutual benefit of Westaim, Arcticor, Plumb-Line and PLMG and may be waived in writing, in whole or in part, by Westaim, Arcticor, Plumb-Line and PLMG at any time.
Conditions to the Obligations of Westaim
The obligations of Westaim to complete the transactions contemplated by the Reorganization Agreement and the obligation of Westaim to file the Articles of Amendment are also subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:
(a)	Arcticor, Plumb-Line and PLMG shall have performed or complied with, in all material respects, each of their obligations, covenants and agreements in the Reorganization Agreement to be performed and complied with by them on or before the Time of Closing and Arcticor, Plumb-Line and PLMG shall provide to Westaim a certificate certifying such compliance and Westaim shall have no knowledge to the contrary;

(b)	each of the representations and warranties of Arcticor, Plumb-Line and PLMG under the Reorganization Agreement (which for purposes of this condition are to be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of the Reorganization Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by the Reorganization Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Nascor, Plumb-Line and PLMG, taken as a whole and giving effect to the completion of the Asty Acquisition, the Four Star Acquisition and the F&D Acquisition;

(c)	since the date of the Reorganization Agreement, there shall have been no Material Adverse Change with respect to Nascor;

(d)	since the date of the Reorganization Agreement, there shall have been no Material Adverse Change with respect to Plumb-Line, the Plumb-Line Subsidiaries, Four Star and the Asty Assets (taken as a whole);

(e)	since the date of this Agreement, there shall have been no Material Adverse Change with respect to PLMG, F&D and Sas-Can (taken as a whole);

(f)	Westaim shall have received a certificate of each of Arcticor, Plumb-Line and PLMG addressed to Westaim and dated the Effective Date certifying that the conditions described in paragraphs (a), (b), (c), (d) and (e) above with respect to Arcticor, Plumb-Line and PLMG, respectively, have been satisfied;

(g)	the Arcticor GP Board and the partners of Arcticor shall have adopted all necessary resolutions, and all other necessary partnership action shall have been taken by Arcticor, to permit the consummation of the Transactions;

(h)	the Plumb-Line Board or the Plumb-Line Trustees shall have adopted all necessary resolutions, and all other necessary trust action shall have been taken by Plumb-Line, to permit the consummation of the Transactions;

(i)	the PLMG Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by PLMG, to permit the consummation of the Transactions;

(j)	Westaim shall be satisfied, acting reasonably, that the aggregate of Westaim’s consolidated bank indebtedness, current portion of long-term debt and long-term debt including, for greater certainty, the current portion and long-term portion of debts due to related parties, upon closing of the Transactions, excluding any bank indebtedness, current portion of long-term debt and long-term debt of Westaim, the Westaim Subsidiaries and Nucryst immediately prior to the Time of Closing, will not exceed $49 million plus the operating line of credit of Con-Forte in the amount of $2.4 million and plus the operating line of credit of Nascor in the amount of $5 million;

(k)	Westaim shall have received evidence satisfactory to it, acting reasonably, that the terms and conditions respecting Arcticor’s credit facilities and loans with HSBC Bank Canada pursuant to the facility letter between Arcticor and HSBC Bank Canada dated January 8, 2008, or otherwise, shall be amended such that HSBC Bank Canada’s recourse to the assets of Nascor shall be limited solely to the amount of debt owing by Nascor to Arcticor, which debt at the Time of Closing will not exceed $18.6 million; and

(l)	the conditions to the Plumb-Line Offer shall have been satisfied or waived.
The foregoing conditions are for the benefit of Westaim and may be waived in writing, in whole or in part, by Westaim at any time.
Conditions to the Obligations of Arcticor, Plumb-Line and PLMG
The obligations of Arcticor, Plumb-Line and PLMG to complete the transactions contemplated by the Reorganization Agreement shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:
(a)	Arcticor, Plumb-Line and PLMG shall be satisfied, acting reasonably, with any escrow provisions imposed by the TSX on any of the New Westaim Shares issued pursuant to the Transactions;

(b)	all outstanding Westaim Options, restricted share units and other rights to acquire common shares or other equity of Westaim or any of the Westaim Subsidiaries, other than share purchase warrants to acquire common shares of iFire, shall be cancelled or exercised;

(c)	the Reorganization Resolutions in respect of the: (i) approval of the New Westaim Stock Option Plan; and (ii) approval of the New Westaim RSU Plan; shall have been approved by not less than 50% of the votes cast by Westaim Shareholders at the Meeting in accordance with applicable Laws;

(d)	Westaim shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements contained in the Reorganization Agreement to be performed and complied with by it on or before the Effective Time and Westaim shall provide to Arcticor, Plumb-Line and PLMG a certificate certifying such compliance and Arcticor, Plumb-Line and PLMG shall have no knowledge to the contrary;

(e)	each of the representations and warranties of Westaim under the Reorganization Agreement (which for purposes of this condition shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of the Reorganization Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date; (ii) as affected by transactions contemplated or permitted by the Reorganization Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Westaim;

(f)	since the date of the Reorganization Agreement, there shall have been no Material Adverse Change with respect to Westaim and the Westaim Subsidiaries (taken as a whole), and since June 30, 2008 there shall have been no Material Adverse Change with respect to Nucryst;

(g)	since June 30, 2008, there shall have been no material change with respect to Nucryst in relation to: (i) the issuance of common shares of Nucryst (provided that the issuance of an aggregate of no more than 400,000 common shares of Nucryst shall not constitute a material change for purposes hereof); (ii) capital spending or capital spending commitments by Nucryst; and (iii) the assumption of debt by Nucryst;

(h)	as at November 30, 2008, Westaim and the Westaim Subsidiaries shall have no consolidated debt and consolidated net working capital determined, except as otherwise set forth in this paragraph (h), in accordance with Canadian GAAP, plus asset backed commercial paper (provided that for purposes of this paragraph (h) the asset backed commercial paper held by Westaim shall be valued at $6 million and changes in the fair value of such asset backed commercial paper which occur after the date of the Reorganization Agreement shall not decrease the working capital of Westaim for purposes hereof), plus assets of iFire (provided that for purposes of this paragraph (h) the assets of iFire shall be valued at $4 million and changes in the fair value of such assets which occur after the date of the Reorganization Agreement shall not decrease the working capital of Westaim for purposes hereof) of not less than $16.1 million (but before taking into account the proceeds from the Equity Financing or from any dispositions of shares of Nucryst, all of which shall be retained for the benefit of Westaim and under the terms and conditions indicated in the Reorganization Agreement), and provided that the consolidated net working capital of Westaim and the Westaim Subsidiaries of $16.1 million for purposes of this paragraph (h) is computed before the following items:
(i)	Transaction costs to be paid by Westaim as provided for in the Reorganization Agreement;

(ii)	legal, accounting and other transaction costs related to the iFire Disposition;

(iii)	meeting and travel fees, deferred share unit costs and out-of-pocket expenses of the Westaim Board or committees of the Westaim Board (as such expenses have been historically accrued and accounted for) in respect of the Transactions and the iFire Disposition and any incremental liability relating to deferred share units outstanding immediately prior to the Time of Closing resulting from marked-to-market changes to the deferred share unit liability; and

(iv)	normal operating expenses of iFire during October, 2008 and November, 2008, including payroll, patent prosecution and maintenance, facility overheads such as rent, utilities, repairs and maintenance, security and operating supplies, and administrative expenses;
(i)	Arcticor, Plumb-Line and PLMG shall have received: (i) a certificate of Westaim addressed to Arcticor, Plumb-Line and PLMG and dated the Effective Date confirming that the conditions in paragraphs (b), (d), (e) and (f) (as it relates to Westaim and the Westaim Subsidiaries) have been satisfied; and (ii) a certificate of Westaim addressed to Arcticor, Plumb-Line and PLMG and dated the Effective Date confirming that, to the knowledge of Westaim, the conditions in paragraphs (f) (as it relates to Nucryst), (g), (h) and (j) have been satisfied;

(j)	there shall not have been a material adverse change in the working capital of Nucryst from June 30, 2008 other than changes in such working capital which are consistent with Nucryst’s historical operations and changes which are attributable to Nucryst’s ordinary course business operations; and

(k)	the Westaim Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Westaim to permit the consummation of the transactions contemplated in the Reorganization Agreement.
The foregoing conditions are for the benefit of Arcticor, Plumb-Line and PLMG and may be waived in writing, in whole or in part, by Arcticor, Plumb-Line and PLMG at any time.
Non-Solicitation
Westaim
Pursuant to the Reorganization Agreement, Westaim agreed to immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date of the Reorganization Agreement by either Westaim, or its respective officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal. Westaim also agreed to promptly send or cause to be sent a letter to all parties who had entered into confidentiality agreements with it in connection with the process giving rise to the Reorganization Agreement, requiring all materials provided to such parties by it to be destroyed or returned to it or its agents or advisors and shall use reasonable commercial efforts to ensure that such requests are honoured.
Subject to the exceptions in the Reorganization Agreement set forth below, Westaim has agreed not to, directly or indirectly, through any of its Subsidiaries or through any officer, director, employee, investment banker, lawyer or other representative or agent of it or any of its Subsidiaries:
(a)	solicit, initiate, invite, knowingly facilitate or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participation in, any inquiries or proposals regarding an Acquisition Proposal;

(b)	participate in any discussions or negotiations regarding an Acquisition Proposal;

(c)	withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to the Companies, the approval of its board of directors of the Reorganization or the recommendation of its board of directors to vote in favour of the Westaim Reorganization Resolutions;

(d)	furnish or provide access to any information concerning it, its Subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(e)	waive any provisions of or release or terminate any confidentiality or standstill agreement between it and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

(f)	accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Acquisition Proposal.
Notwithstanding the restrictions set forth above, prior to the Time of Closing, Westaim and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish to such Person information concerning it and its business, properties and assets, in each case if, and only to the extent that:
(a)	such Person has first made an unsolicited bona fide Acquisition Proposal which the Westaim Board determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

(b)	the Westaim Board, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(c)	it has provided to the Companies the information required to be provided under the Reorganization Agreement in respect of such Acquisition Proposal and has promptly notified the Companies in writing of the determinations in paragraphs (a) and (b) above.
Westaim has agreed to promptly notify the Companies, at first orally and then in writing, of any Acquisition Proposal received after the date of the Reorganization Agreement, or any confidentiality agreement entered into in respect of any such Acquisition Proposal and any inquiry or contact received after the date of the Reorganization Agreement that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to it received after the date of the Reorganization Agreement or for access to its properties, books or records by any Person that informs it that it is considering making, or has made, an Acquisition Proposal after the date of the Reorganization Agreement; which notice will include any known terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, inquiry or contact as the Companies may reasonably request, including the identity of the Person making such proposal, inquiry or contact. Westaim shall keep the Companies informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry. In addition, Westaim shall provide the Companies with access to any information provided to any such Person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal which has not already been provided to the Companies.
Nothing contained in the Reorganization Agreement prohibits the Westaim Board from: (i) making any disclosure of an Acquisition Proposal to the Westaim Shareholders prior to the Time of Closing if, in the good faith judgment of such board of directors after receiving the advice of outside counsel, such disclosure is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) providing information to or otherwise dealing and negotiating with Persons including potential investors and potential agents and underwriters in respect of the Equity Financing; and (iv) providing information to, soliciting offers from or entering into or continuing negotiations or discussions with any third Person with respect to offers to purchase the assets or shares of iFire, iFire IP Corporation and 1294339 Ontario Inc. and Westaim may accept any such offers and sell or enter into agreements to sell such assets or shares at any time provided that Westaim shall promptly advise the Companies of the existence and terms of any proposal or offer in respect thereof received by Westaim and subject to the Companies’ approval thereof, such approval not to be unreasonably withheld.
Right to Match
Westaim shall promptly give the Companies orally and in writing, notice of any determination by the Westaim Board that a bona fide Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. For a period of three Business Days after providing notice of such determination by the Westaim Board, Westaim agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Reorganization. In addition, during such three Business Day period, Westaim shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Companies and their financial and legal advisors, to make such adjustments in the terms and conditions of the Reorganization Agreement as would enable Westaim to proceed with the Reorganization as amended rather than the Superior Proposal. In the event the Companies propose to amend the Reorganization Agreement to provide that the Westaim Shareholders shall receive a value per share equal to or having a value greater than the value per share provided in the Superior Proposal and so advise the Westaim Board prior to the expiry of such three Business Day period, the Westaim Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Reorganization. If the Westaim Board continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects the Companies’ amended proposal, Westaim may terminate the Reorganization Agreement, provided however, that Westaim must pay to the Companies the non-completion fee described in the Reorganization Agreement with such termination.
Non-Completion Fee
If at any time prior to the termination of the Reorganization Agreement pursuant to its terms (provided there is no material breach or non-performance by the Companies of a material provision of the Reorganization Agreement):
(a)	the Westaim Board fails to make or withdraws, qualifies or changes any of its recommendations, approvals or determinations referred to in the Reorganization Agreement or publicly proposes to do any of the foregoing, in a manner adverse to the Companies or resolves to do so prior to the Time of Closing;

(b)	Westaim recommends, approves or enters into or proposes publicly to accept, recommend, approve or enter into any agreement with any Person to implement a Superior Proposal subject to compliance with Westaim’s obligations described above under “Right to Match”;

(c)	an Acquisition Proposal is publicly announced, proposed, offered or made to the Westaim Shareholders prior to the date of the Meeting and (i) such Acquisition Proposal has not expired or been withdrawn at the time of the Meeting and (ii) the Westaim Shareholders do not approve the Westaim Reorganization Resolutions and (iii) such Acquisition Proposal is completed within six months of the termination of the Reorganization Agreement; or

(d)	Westaim shall have taken any action or have failed to take any action that results in Westaim being in breach of any of its covenants, agreements, representations or warranties made in the Reorganization Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Westaim and the Westaim Subsidiaries (taken as a whole) or materially impede the completion of the Reorganization, and Westaim fails to cure such breach within five Business Days after receipt of written notice thereof from the Companies (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);
(each of the above being a “Westaim Payment Event”), then in the event of the termination or contemplated termination of the Reorganization Agreement pursuant to its terms, Westaim shall pay to the Companies $2,250,000 as a non-completion fee in immediately available funds to an account designated by the Companies within two Business Days after the first to occur of any one of such Westaim Payment Events.
Arcticor, Plumb-Line and PLMG
Pursuant to the Reorganization Agreement, each of Arcticor, Plumb-Line and PLMG has agreed until the earlier of the Effective Date and the termination of the Reorganization Agreement in accordance with its terms not to, except in connection with the Equity Financing including potential investors therein and potential agents or underwriters thereof (and in such event on terms acceptable to Westaim), provide information to, solicit offers from, or enter into or continue negotiations or discussions with any third party with respect to any transaction in the nature of the Transactions, whether by way of a sale of Arcticor (that would also include Nascor), Nascor, Plumb-Line or PLMG or by way of the sale of a substantial or majority interest in the Nascor Securities or Plumb-Line Securities or PLMG Securities, or any business combination transaction involving Arcticor (that would also include Nascor), Nascor, Plumb-Line or PLMG including, in each case and without limitation, by way of a sale of securities or assets or a merger, amalgamation, plan of arrangement or other means.
If at any time prior to the termination of the Reorganization Agreement, the Companies shall have taken any action or have failed to take any action that results in any of the Companies being in breach of any of their respective covenants, agreements, representations or warranties made in the Reorganization Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole), Nascor or PLMG or materially impede the completion of the Reorganization, and the Companies fail to cure such breach within five Business Days after receipt of written notice thereof from Westaim (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date) (a “Company Payment Event”), then in the event of the termination or contemplated termination of the Reorganization Agreement, the Companies shall pay an amount equal to $2,250,000, in immediately available funds to Westaim or to an account designated by Westaim within two Business Days after the occurrence of such Company Payment Event.
Amendment and Termination of Reorganization Agreement
The Reorganization Agreement may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of their respective securityholders.

The Reorganization Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (notwithstanding any approval of the Reorganization Resolutions by the Westaim Shareholders):
(a)	by the mutual written consent of Westaim, Arcticor, Plumb-Line and PLMG (without further action on the part of the Westaim Shareholders if terminated after the Meeting);

(b)	by Westaim, Arcticor, Plumb-Line or PLMG, if there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining Westaim, Arcticor, Plumb-Line or PLMG from consummating the Transactions shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)	by Westaim, Arcticor, Plumb-Line or PLMG, if the Effective Date does not occur on or prior to the Outside Date or such other date as Westaim, Arcticor, Plumb-Line and PLMG may agree; provided, however, that the right to terminate this Agreement pursuant to the right described in this paragraph shall not be available to any Party whose failure or whose affiliate’s failure to perform any material covenant, agreement or obligation under the Reorganization Agreement has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)	by Westaim, Arcticor, Plumb-Line or PLMG, if at the Meeting, the requisite vote of the Westaim Shareholders to approve the Reorganization Resolutions in respect of the Plumb-Line Offer, Nascor Share Purchase, Four Star Security Purchase and PLMG Share Purchase shall not be obtained;

(e)	by Westaim, Arcticor, Plumb-Line or PLMG, by written notice to the other parties, if any of the mutual conditions precedent described above under “Mutual Conditions Precedent” have not been complied with or waived on or before the date required for performance thereof; provided, however, that no Party may rely on the failure to satisfy any of the conditions set out under “Mutual Conditions Precedent” if the condition would have been satisfied but for a material failure by such Party in complying with its obligations under the Reorganization Agreement;

(f)	by Arcticor, Plumb-Line or PLMG, by written notice to Westaim, if any of the conditions precedent set out under “Conditions to the Obligations of Arcticor, Plumb-Line and PLMG” have not been complied with or waived on or before the date required for performance thereof; provided, however, that Arcticor, Plumb-Line and PLMG may not rely on the failure to satisfy any of the conditions set out under “Conditions to the Obligations of Arcticor, Plumb-Line and PLMG” if the condition would have been satisfied but for a material failure by Arcticor, Plumb-Line or PLMG in complying with their obligations under the Reorganization Agreement;

(g)	by Arcticor, Plumb-Line or PLMG, if Westaim has breached any of its representations, warranties, agreements or obligations in the Reorganization Agreement which breach would result in the failure to satisfy one or more conditions set forth in paragraphs (d) or (e) under “Conditions to the Obligations of Arcticor, Plumb-Line and PLMG” and such breach is not curable or if curable, is not cured within 10 days after notice thereof has been received by Westaim;

(h)	by Westaim, by written notice to the Companies, if any of the conditions precedent set out under “Conditions to the Obligations of Westaim” above have not been complied with or waived on or before the date required for performance thereof; provided, however, that Westaim may not rely on the failure to satisfy any of the conditions set out under “Conditions to the Obligations of Westaim” above if the condition would have been satisfied but for a material failure by Westaim in complying with its obligations under the Reorganization Agreement;

(i)	by Westaim, if any of the Companies has breached any of its representations, warranties, agreements or obligations in the Reorganization Agreement which breach would result in the failure to satisfy one or more conditions set forth in paragraphs (a) or (b) under “Conditions to the

Obligations of Westaim” above and such breach is not curable or if curable, is not cured within 10 days after notice thereof has been received by the Party alleged to be in breach;

(j)	by Westaim upon the occurrence of a Westaim Payment Event, provided that Westaim has paid to the Companies the Westaim non-completion fee as described herein;

(k)	by Arcticor, Plumb-Line or PLMG upon the occurrence of a Westaim Payment Event;

(l)	by the Companies upon the occurrence of a Company Payment Event, provided that the Companies have paid to Westaim the Company non-completion fee as described herein; or

(m)	by Westaim upon the occurrence of a Company Payment Event.
Lock-up Agreements
Securityholders of Arcticor who hold an aggregate of 15,195,668 partnership units of Arcticor representing approximately 90.3% of the outstanding partnership units of Arcticor have entered into Lock-up Agreements pursuant to which they have agreed to vote all of the partnership units of Arcticor beneficially owned by them in favour of any resolution of the partners of Arcticor respecting the Nascor Share Purchase, subject to the terms of the Lock-up Agreements.
Plumb-Line Securityholders who hold an aggregate of 3,416,491 Plumb-Line Securities representing approximately 87.4% of the outstanding Plumb-Line Securities have entered into Lock-up Agreements pursuant to which they have agreed to tender all of the Plumb-Line Securities beneficially owned by them to the Plumb-Line Offer, subject to the terms of the Lock-up Agreements.
All of the Four Star Securityholders have entered into Four Star Lock-up Agreements pursuant to which the Four Star Securityholders have agreed to execute the Four Star Security Purchase Agreement with respect to all Plumb-Line Holdings LP Securities owned or controlled by them and to sell all such Plumb-Line Holdings LP Securities to Westaim for the Four Star Purchase Price, subject to the terms and conditions of the Four Star Lock-up Agreements.
PLMG Shareholders who will hold 100% of the outstanding PLMG Securities at the Effective Time have entered into PLMG Lock-up Agreements pursuant to which the PLMG Shareholders have agreed to execute the PLMG Share Purchase Agreement with respect to all PLMG Securities owned or controlled by them and to sell all such PLMG Securities to Westaim for the PLMG Purchase Price, subject to the terms and conditions of the PLMG Lock-Up Agreements.
Support Agreement
Each of the directors and officers of Westaim, who hold, as a group, an aggregate of 7,423,729 Westaim Shares representing approximately 7.9% of the issued and outstanding Westaim Shares, have entered into Support Agreements pursuant to which they have agreed to vote all Westaim Shares beneficially owned by them in favour of the Reorganization Resolutions, subject to the terms of the Support Agreements.
Timing
If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, Westaim expects the completion of the Transactions to occur on or about December 1, 2008. It is not possible, however, to state with certainty when the completion of the Transactions will occur.
Westaim’s objective is to have the completion of the Transactions occur as soon as practicable after the Meeting. The completion of the Transactions could be delayed, however, for a number of reasons including, without limitation, a failure of one or more of the conditions precedent to completion of the Reorganization to be satisfied or waived. See “The Reorganization – Reorganization Agreement – Conditions Precedent to the Reorganization”.

PARTICULARS OF MATTERS TO BE ACTED UPON
The Plumb-Line Offer, the PLMG Share Purchase, the Four Star Security Purchase and Nascor Share Purchase
Background
The Westaim Board, having considered all relevant factors, has concluded that the Plumb-Line Offer, PLMG Share Purchase, Four Star Security Purchase and Nascor Share Purchase, as described in this Circular, are in the best interests of Westaim and the Westaim Shareholders and recommends approval of the Plumb-Line Offer, PLMG Share Purchase, Four Star Security Purchase and Nascor Share Purchase. The Westaim Shareholders will be asked at the Meeting to consider, and if deemed appropriate, approve the Share Issuance Resolution in the form attached hereto as Schedule 1 to Appendix “A”, authorizing Westaim to complete the Plumb-Line Offer, PLMG Share Purchase, Four Star Security Purchase and Nascor Share Purchase.
Required Approvals
The Plumb-Line Offer, PLMG Share Purchase, Four Star Security Purchase and Nascor Share Purchase remain subject to receipt of all necessary regulatory approvals, including approval from the TSX and, in the case of the Plumb-Line Offer, also remains subject to acceptance by Plumb-Line Securityholders. In addition, in order to implement the Plumb-Line Offer, PLMG Share Purchase, Four Star Security Purchase and Nascor Share Purchase, the Share Issuance Resolution must be approved by a majority of the votes cast in respect of the Share Issuance Resolution by Westaim Shareholders present in person or by proxy at the Meeting who vote in respect of the Share Issuance Resolution.
The Westaim Board unanimously recommends that Westaim Shareholders vote in favour of the Share Issuance Resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the Share Issuance Resolution.
The Consolidation
Background
The Westaim Shareholders will be asked at the Meeting to consider, and if deemed appropriate, approve the special resolution (the “Share Consolidation Resolution”) in the form attached hereto as Schedule 2 to Appendix “A”, authorizing the Westaim Board, at its discretion, to amend the articles of the Corporation to consolidate the issued and outstanding New Westaim Shares on the basis of one New Westaim Share for every 20 Westaim Shares. The issued and outstanding Westaim Shares after completion of the Consolidation and after completion of the remainder of the Transactions, will be reduced from 377 million Westaim Shares to approximately 18.85 million New Westaim Shares.
The Share Consolidation Resolution is being proposed to, among other things, cause the number of issued and outstanding New Westaim Shares to be at an administratively manageable level as well as generally making the New Westaim Shares more attractive to investors. However, no assurances can be given as to the effect of the Consolidation on the market price of New Westaim Shares. Specifically, no assurance can be given that if the Consolidation is effected, the market price of the New Westaim Shares will increase by the same multiple as the Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Westaim. The Share Consolidation Resolution also permits the Westaim Board to determine, in its discretion, to decide not to amend the articles of the Corporation to implement the Consolidation without seeking further Westaim Shareholder approval.
Required Approvals
The Consolidation remains subject to receipt of all necessary regulatory approvals, including approval from the TSX. In addition, in order to implement the Consolidation, the Share Consolidation Resolution must be approved by at least 66 2/3% of the votes cast in respect of the Share Consolidation Resolution by Westaim Shareholders present in person or by proxy at the Meeting who vote in respect of the Share Consolidation Resolution.
The Westaim Board recommends that Westaim Shareholders vote in favour of the Share Consolidation Resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the special resolution approving the Consolidation.
The Name Change
Background
The Westaim Shareholders will be asked at the Meeting to consider, and if deemed appropriate, approve the special resolution (the “Name Change Resolution”) in the form attached hereto as Schedule 3 to Appendix “A”, authorizing the Westaim Board, at its discretion, to change the name of the Corporation from “The Westaim Corporation” to “Peer Construction Group Inc.”.
Required Approvals
The Name Change remains subject to receipt of all necessary regulatory approvals, including approval from the TSX. In addition, in order to implement the Name Change, the Name Change Resolution must be approved by at least 66 2/3% of the votes cast in respect of the Name Change Resolution by Westaim Shareholders present in person or by proxy at the Meeting who vote in respect of the Name Change Resolution.
The Westaim Board recommends that Westaim Shareholders vote in favour of the Name Change Resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the special resolution approving the Name Change.
The New Westaim Stock Option Plan
Assuming the Share Issuance Resolution is approved at the Meeting by the requisite majority of Westaim Shareholders, Westaim Shareholders will also be asked to consider, and if deemed appropriate, to approve the resolution (the “New Westaim Stock Option Plan Resolution”) in the form attached hereto as Schedule 4 to Appendix “A”, adopting the New Westaim Stock Option Plan.
The New Westaim Stock Option Plan is intended to aid in attracting, retaining and motivating officers, directors, employees and other eligible service providers of New Westaim and its Subsidiaries.
Under the New Westaim Stock Option Plan, the maximum number of New Westaim Shares issuable on exercise of outstanding options at any time is limited to 10% of the issued and outstanding New Westaim Shares, less the number of New Westaim Shares issuable pursuant to outstanding RSUs (as defined below) under the New Westaim RSU Plan. Any increase in the issued and outstanding New Westaim Shares (whether as a result of the exercise of options or otherwise) will result in an increase in the number of New Westaim Shares that may be issued on exercise of options outstanding at any time and any increase in the number of options granted, upon exercise, makes new grants available under the New Westaim Stock Option Plan.
Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the New Westaim Shares that were reserved for issuance thereunder being available for a subsequent grant of options pursuant to the New Westaim Stock Option Plan to the extent of any New Westaim Shares issuable thereunder that are not issued under such cancelled, terminated or expired options.
Options granted pursuant to the New Westaim Stock Option Plan will have a term not exceeding five years and vest in such manner as determined by the Westaim Board. Under the New Westaim Stock Option Plan, the Westaim Board may, at its sole discretion, at any time accelerate or provide for the acceleration of vesting of options previously granted. Options granted under the New Westaim Stock Option Plan are non-assignable. The exercise price of options granted will be determined by the Westaim Board at the time of grant and may not be less than the closing price of the New Westaim Shares on the TSX on the last trading day prior to the date of grant.
Under the New Westaim Stock Option Plan, the number of New Westaim Shares reserved for issuance to any one optionee may not exceed 5% of the issued and outstanding New Westaim Shares. In addition, the number of New Westaim Shares under all security based compensation arrangements of New Westaim: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding New Westaim Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding New Westaim Shares. Also, the maximum number of New Westaim Shares issuable on exercise of options outstanding at any time held by directors of New Westaim who are not officers or employees of New Westaim is limited to 1.0% of the issued and outstanding New Westaim Shares.
In case of death of an optionee, options terminate on the date determined by the Westaim Board which may not be more than 12 months from the date of death and, if the optionee shall no longer be a director or officer of or be in the employ of, or a consultant or other service provider to, either New Westaim or a subsidiary of New Westaim (other than by reason of death), their options terminate on the expiry of a period not in excess of six months as determined by the Westaim Board at the time of grant. The number of New Westaim Shares that an optionee (or his or her heirs or successors) is entitled to purchase until such date of termination: (i) shall in the case of death of the optionee, be all of the New Westaim Shares that may be acquired on exercise of the options held by such optionee (or his or her heirs or successors) whether or not previously vested and the vesting of all such options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death, shall be the number of New Westaim Shares which the optionee was entitled to purchase on the date the optionee ceased to be a service provider.
In the event of a “change of control” (as defined in the New Westaim Stock Option Plan), all issued and outstanding options become exercisable (whether or not they are vested) immediately prior to the time such change of control takes place and terminate on the 90th day after the occurrence of the change of control or at such earlier time as may be established by the Westaim Board before the change of control takes place. A “change of control” includes (i) a successful takeover bid pursuant to which the offeror would as a result of such takeover bid beneficially own, directly or indirectly, in excess of 50% of the outstanding New Westaim Shares, (ii) an acquisition of ownership or control of more than 30% of the outstanding voting securities of New Westaim together with a change in the majority of the Westaim Board, (iii) incumbent directors ceasing to constitute a majority of the Westaim Board, (iv) the winding-up of New Westaim or the sale of all or substantially all of the assets of New Westaim, and (v) any determination by a majority of the Westaim Board that a change of control has occurred or is about to occur.
In the event:
(a)	of any change in the New Westaim Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that any rights are granted to shareholders to purchase New Westaim Shares at prices substantially below fair market value; or

(c)	that, as a result of any recapitalization, merger, consolidation or other transactions, the New Westaim Shares are converted into or exchangeable for any other securities;
then the Westaim Board may make such adjustments to the plan, to any options and to any option agreements outstanding under the plan as the Westaim Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to optionees.
Except if not permitted by the TSX, if any options may not be exercised due to any Black-Out Period at any time within the three business day period prior to the normal expiry date of such options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Board). A “Black-Out

Period” means the period of time when, pursuant to any policies of New Westaim, any securities of New Westaim may not be traded by certain persons as designated by New Westaim, including any holder of an option.
An optionee may, under the terms of the New Westaim Stock Option Plan, make an offer (the “Surrender Offer”) to New Westaim, at any time, for the disposition and surrender by the optionee to New Westaim (and the termination thereof) of any options for an amount (not to exceed the fair market value thereof) specified in the Surrender Offer and New Westaim may, but is not obligated to, accept the Surrender Offer, subject to any required regulatory approval.
The Westaim Board may amend or discontinue the New Westaim Stock Option Plan at any time without the consent of a holder of options, provided that such amendment shall not adversely alter or impair any options previously granted under the New Westaim Stock Option Plan (except as otherwise permitted under the New Westaim Stock Option Plan). In addition, the Board may, by resolution, amend the New Westaim Stock Option Plan and any options granted under it without shareholder approval provided, however, that the Westaim Board will not be entitled to amend the New Westaim Stock Option Plan without TSX and shareholder approval: (i) to increase the maximum number of New Westaim Shares issuable thereunder; (ii) to reduce the exercise price of an option held by an insider; (iii) to extend the term of an option held by an insider; or (iv) in any other circumstance where TSX and shareholder approval is required by the TSX.
For the full text of the New Westaim Share Option Plan, see Appendix I hereto.
Required Approvals
The New Westaim Stock Option Plan remains subject to receipt of all necessary regulatory approvals, including approval from the TSX. In addition, in order for the New Westaim Stock Option Plan to be adopted by New Westaim, the New Westaim Stock Option Plan Resolution must be approved by a majority of the votes cast in respect of the New Westaim Stock Option Plan Resolution by Westaim Shareholders present in person or by proxy at the Meeting.
The Board recommends that Westaim Shareholders vote in favour of the New Westaim Stock Option Plan Resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the ordinary resolution approving the New Westaim Stock Option Plan.
The New Westaim Restricted Share Unit Plan
Assuming the Share Issuance Resolution is approved at the Meeting by the requisite majority of Westaim Shareholders, Westaim Shareholders will also be asked to consider, and if deemed appropriate, to approve the resolution (the “New Westaim RSU Plan Resolution”) in the form attached hereto as Schedule 5 to Appendix “A”, adopting the New Westaim RSU Plan.
The New Westaim RSU Plan is a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of New Westaim and any Subsidiary thereof who provide services to New Westaim (collectively, “Service Providers”) with the opportunity to acquire New Westaim Shares through an award of restricted share units (“Restricted Share Units” or “RSUs”). Each RSU represents a right to receive one New Westaim Share.
In accordance with the terms of the New Westaim RSU Plan, the Board approves which Service Providers are entitled to participate in the New Westaim RSU Plan (the “participants”) and the terms of each award, including the number of RSUs to be awarded to each participant and any acceleration of vesting or waiver of termination of any award. No award may have a term in excess of seven years. RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the New Westaim RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one New Westaim Share following attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Westaim Board from time to time, which terms may include certain performance criteria in which the number of New Westaim Shares to be delivered to a participant in respect of each RSU awarded is dependent upon New Westaim’s performance and/or market price of the New Westaim Shares, as determined by the Westaim Board. The performance terms that the Westaim Board may apply to RSUs are intended to strengthen the link between New Westaim’s performance and the value of the RSUs at the time that they are paid out. RSUs are non-transferable. The Westaim Board in its sole discretion may permit all unvested awards of RSUs to vest immediately. The Westaim Board may delegate its administrative authority under the New Westaim RSU Plan to a committee of the Westaim Board.
A participant’s account will be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on New Westaim Shares.
At the time that any RSUs are granted under the New Westaim RSU Plan, the Westaim Board will determine whether the New Westaim Shares to be delivered to participants following the vesting of such RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. New Westaim Shares issued from treasury are issued from the pool of New Westaim Shares that are available to be issued under the New Westaim RSU Plan. The New Westaim RSU Plan provides that the maximum number of New Westaim Shares reserved for issuance from time to time pursuant to outstanding RSUs shall not exceed a number of New Westaim Shares equal to 10% of the aggregate of the number of issued and outstanding New Westaim Shares, less the number of New Westaim Shares issuable on exercise of outstanding options pursuant to the New Westaim Stock Option Plan. To the extent that RSUs are terminated or cancelled prior to the issuance of any New Westaim Shares, such New Westaim Shares underlying such award shall be added back to the number of shares reserved for issuance under the New Westaim RSU Plan and will become available for grant again under the New Westaim RSU Plan.
Provided that the relevant vesting date of an award of RSUs shall have occurred, unless New Westaim and the participant have agreed to a different delivery schedule to follow vesting, New Westaim shall, as soon as practicable after the earliest to occur of: (i) the date on which the New Westaim Shares corresponding to a vested award of RSUs are required to be delivered in accordance with Article 6 of the New Westaim RSU Plan; (ii) the date of delivery specified in a written notice from the participant to New Westaim requesting the delivery of the New Westaim Shares corresponding to the vested award of RSUs, provided that such delivery date may not be earlier than January 1st nor later than December 31st in the third calendar year following the calendar year of the award date of the RSUs; and (iii) December 31st in the third calendar year following the calendar year of the award date of the RSUs; deliver to such participant the number of New Westaim Shares required to be delivered to the participant pursuant to such participant’s vested RSUs in the participant’s account.
The number of New Westaim Shares reserved for issuance and which may be issued under the treasury component of the New Westaim RSU Plan and other security based compensation arrangements is limited as follows. The number of New Westaim Shares reserved for issuance to any one individual may not exceed 5% of the issued and outstanding New Westaim Shares. In addition, the number of New Westaim Shares under all security based compensation arrangements of New Westaim: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding New Westaim Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding New Westaim Shares.
Unless otherwise determined by the Westaim Board or unless otherwise provided in any written employment agreement governing a participant’s role as a Service Provider, if a participant’s service with New Westaim terminates for cause, then all unvested RSUs will automatically terminate. Upon a participant’s voluntary resignation, all unvested RSUs will automatically terminate, provided however, that the Westaim Board has discretion to accelerate vesting or permit continued vesting of the RSUs upon written request by the participant. If a participant’s services terminate without cause or as a result of the participant’s disability, then the participant’s awards will generally continue to vest in accordance with the vesting schedule set forth in the participant’s award agreement. Upon a participant’s retirement or death, all outstanding RSUs held by the participant shall immediately vest and New Westaim Shares shall become deliverable.
All outstanding RSUs vest and become conditionally exercisable upon (or immediately prior to) the completion of a change of control (which is defined in the New Westaim RSU Plan in substantially the same manner as in the New Westaim Stock Option Plan). Any RSUs not exercised on or prior to completion of the change of control terminate and expire.

If the New Westaim Shares to be delivered following the vesting of RSUs are purchased in the market instead of issued from treasury, after RSUs are awarded to participants and prior to vesting, New Westaim will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, New Westaim Shares to be delivered to Canadian participants in exchange for RSUs following the satisfaction of the applicable vesting criteria.
Upon a subdivision or consolidation of the New Westaim Shares or any similar capital reorganization or payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend) or any similar change in the capitalization of New Westaim, the Westaim Board may make any appropriate equitable adjustments to the number of shares reserved for issuance under the New Westaim RSU Plan and to the number of New Westaim Shares underlying any outstanding award. In addition, the Westaim Board may make any other appropriate amendments to or replacement of outstanding RSUs in the event of an amalgamation, combination, merger or other reorganization involving New Westaim in order to preserve proportionately the rights and obligations of the participants. Where the Westaim Board determines that the steps described above would not preserve such rights and obligations or otherwise determines it to be appropriate, the Westaim Board may permit accelerated vesting and delivery of New Westaim Shares with respect to outstanding RSUs.
Under no circumstances will RSUs be considered New Westaim Shares nor shall they entitle the participant to exercise voting rights or any other rights attaching to the ownership of New Westaim Shares, nor shall any participant be considered the owner of the New Westaim Shares by virtue of the award of RSUs.
New Westaim has the right to amend from time to time or to terminate the terms and conditions of the New Westaim RSU Plan by resolution of the Westaim Board. Any amendments are subject to the prior consent of any applicable regulatory bodies, including the TSX. In addition, the Westaim Board may, by resolution, amend the New Westaim RSU Plan, without shareholder approval, provided however, that the Westaim Board may not amend the treasury component of the New Westaim RSU Plan without TSX and shareholder approval: (i) to increase the maximum number of New Westaim Shares issuable pursuant to the treasury component of the New Westaim RSU Plan; (ii) to extend the term of an RSU under the treasury component of the New Westaim RSU Plan held by an insider; or (iii) in any other circumstances where TSX and shareholder approval is required by the TSX.
For the full text of the New Westaim RSU Plan, see Appendix “J” hereto.
Required Approvals
The New Westaim RSU Plan remains subject to receipt of all necessary regulatory approvals, including approval from the TSX. In addition, in order for the New Westaim RSU Plan to be adopted by New Westaim, the New Westaim RSU Plan Resolution must be approved by a majority of the votes cast in respect of the New Westaim RSU Plan Resolution by Westaim Shareholders present in person or by proxy at the Meeting.
The Board recommends that Westaim Shareholders vote in favour of the New Westaim RSU Plan Resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the ordinary resolution approving the New Westaim RSU Plan.
The Westaim Shares Combination or Westaim Shares Split
Background
If required, the Westaim Shareholders will be asked at the Meeting to consider, and if deemed appropriate, approve the special resolution (the “Westaim Shares Adjustment Resolution”) in the form attached hereto as Schedule 6 to Appendix “A”, authorizing the Westaim Board, at its discretion, to effect the Westaim Shares Combination or the Westaim Shares Split, as applicable. See “The Reorganization – Equity Financing” for additional information.
Required Approvals
The Westaim Shares Combination and the Westaim Shares Split, as applicable, remain subject to receipt of all necessary regulatory approvals, including approval from the TSX. In addition, in order to implement either the

Westaim Shares Combination or the Westaim Shares Split, as applicable, the Westaim Shares Adjustment Resolution must be approved by at least 66 2/3% of the votes cast in respect of the Westaim Shares Adjustment Resolution by Westaim Shareholders present in person or by proxy at the Meeting who vote in respect of the Westaim Shares Adjustment Resolution.
The Westaim Board recommends that Westaim Shareholders vote in favour of the Westaim Shares Adjustment Resolution, if required. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the special resolution approving either the Westaim Shares Combination or the Westaim Shares Split, as applicable.
Procedure for Receipt of New Westaim Shares Following Completion of the Westaim Shares Combination and Westaim Shares Split, as applicable, and the Consolidation
As required by the instructions set out in the Letter of Transmittal, Westaim Shareholders must properly complete, execute and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Westaim Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Depositary at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Depositary in order to receive the New Westaim Shares they are entitled to following the Westaim Shares Combination or Westaim Shares Split, if applicable, and the Consolidation. Westaim Shareholders whose Westaim Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Westaim Shares. The use of the mail to transmit certificates representing Westaim Shares and the Letter of Transmittal is at each shareholder’s option and risk. Westaim recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or, if mailed, that registered mail with return receipt be used and that appropriate insurance be obtained.
Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an eligible institution as defined and set out in the Letter of Transmittal. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by the eligible institution. All questions as to validity, form, eligibility and acceptance of any Westaim Shares deposited pursuant to the Westaim Shares Combination or Westaim Shares Split, as applicable, and the Consolidation will be determined by Westaim in its sole discretion. Depositing Westaim Shareholders agree that such determination shall be final and binding. Westaim reserves the absolute right to reject any and all deposits which Westaim determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Westaim reserves the absolute right to waive any defect or irregularity in the deposit of any Westaim Shares. There shall be no duty or obligation on Westaim, the Depositary, or any other person to give notice of any defect or irregularity in any deposit of Westaim Shares and no liability shall be incurred by any of them for failure to give such notice.
Westaim reserves the right to permit the procedure for the exchange of shares pursuant to the Westaim Shares Combination, Westaim Shares Split and the Consolidation to be completed other than that as set out above. Unless otherwise directed in the Letter of Transmittal, the certificate representing New Westaim Shares to be issued in exchange for the Westaim Shares will be issued in the name of the registered holder of the Westaim Shares so deposited. Unless the person who deposits Westaim Shares instructs the Depositary to hold the share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class insured mail to the address provided in the Letter of Transmittal. If no address is provided, certificates will be forwarded to the address of the person as shown on the applicable register of Westaim.
Treatment of Fractional Westaim Shares
No fractional New Westaim Shares will be issued pursuant to the Westaim Shares Combination, Westaim Shares Split or the Consolidation. In the event that a Westaim Shareholder would otherwise be entitled to a fractional New Westaim Share thereunder, the number of New Westaim Shares issued to such Westaim Shareholder shall be rounded up to the next greater whole number of New Westaim Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of New Westaim Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Westaim Shares registered in the name of or beneficially held by such Westaim Shareholder or their nominee shall be aggregated.
Return of Shares
Should the Consolidation not be completed, any deposited Westaim Shares will be returned to the depositing Westaim Shareholders at Westaim’s expense upon written notice to the Depositary from Westaim by returning the deposited Westaim Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Westaim Shareholders in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Westaim.
Canadian Federal Income Tax Consequences of the Westaim Shares Combination, Westaim Shares Split and the Consolidation
In the opinion of Bennett Jones LLP, counsel to Westaim (“Counsel”), the following is, as of the date of this Circular, a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Westaim Shares Combination or the Westaim Shares Split, as the case may be, and the Consolidation, generally applicable to Westaim Shareholders who, at all material times and for the purposes of the Tax Act, hold Westaim Shares as capital property, and deal at arm’s length with, and are not affiliated with, Westaim. Generally, the Westaim Shares will be considered to be capital property of a Westaim Shareholder unless they are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade. Certain Westaim Shareholders who are resident in Canada, for the purposes of the Tax Act, and who might not otherwise be considered to hold their Westaim Shares as capital property may, in certain circumstances, be entitled to have them (and all other “Canadian securities”) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.
This summary is not applicable to a Westaim Shareholder that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, nor is it applicable to a Westaim Shareholder, an interest in which would be a “tax shelter investment” under the Tax Act.
This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”).
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Westaim Shares Combination or the Westaim Shares Split, as the case may be, and the Consolidation, and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. There can be no assurance that the Proposed Amendments will be enacted in their current form or at all.
This summary is of a general nature only and is not intended to be relied upon as legal or tax advice or representations to any particular Westaim Shareholder. Consequently, Westaim Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Westaim Shares Combination or the Westaim Shares Split, as the case may be, and the Consolidation, having regard to their own particular circumstances. Westaim Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Westaim Shares Combination or the Westaim Shares Split, as the case may be, and the Consolidation, including any associated filing requirements in such jurisdictions.

Residents of Canada
This portion of the summary is applicable to a Westaim Shareholder who, at all relevant times, is, or is deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention.
Westaim Shares Combination or Westaim Shares Split
Under the current administrative policy of the CRA, no disposition or acquisition will be considered to have occurred for Canadian federal income tax purposes solely as a result of the Westaim Shares Combination or the Westaim Shares Split, as the case may be. Consequently, the combination or split, as the case may be, will not result in the realization of any capital gain or capital loss by a Westaim Shareholder. In general, the aggregate adjusted cost base of the Westaim Shares held by such Westaim Shareholder immediately after the combination or split, as the case may be, will be the same as the aggregate adjusted cost base of the Westaim Shares held by such Westaim Shareholder immediately before the combination or split.
Consolidation
Under the current administrative policy of the CRA, no disposition or acquisition will be considered to have occurred for Canadian federal income tax purposes solely as a result of the Consolidation. Consequently, the Consolidation will not result in the realization of any capital gain or capital loss by a Westaim Shareholder. In general, the aggregate adjusted cost base of the New Westaim Shares held by such Westaim Shareholder immediately after the Consolidation will be the same as the aggregate adjusted cost base of the Westaim Shares held by such Westaim Shareholder immediately before the Consolidation.
Non-Residents of Canada
This portion of the summary is applicable to a Westaim Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Westaim Shares and New Westaim Shares in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).
Westaim Shares Combination, Westaim Shares Split and the Consolidation
The income tax consequences applicable to a Non-Resident Holder on the Westaim Shares Combination or Westaim Shares Split, as the case may be, and the Consolidation, are the same as for Canadian residents as described under the heading “Residents of Canada”.
Non-Resident Holders are urged to consult their own tax advisors having regard to their own particular circumstances, including any foreign tax forms required to be prepared or filed in connection with the Westaim Shares Combination or Westaim Shares Split, as the case may be, and the Consolidation.
INFORMATION CONCERNING WESTAIM
Westaim is a corporation incorporated under the laws of the Province of Alberta. Westaim is a reporting issuer or the equivalent thereof in each of the provinces and territories of Canada and the Westaim Shares are listed and posted for trading on the TSX.
Westaim’s principal and registered head office is located at 1010, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4.
Documents Incorporated by Reference
Information in respect of Westaim and its Subsidiaries has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Westaim, 1010, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4, phone (403) 237-7272. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from Westaim at the above-mentioned address and telephone number. Financial information respecting Westaim is provided in Westaim’s financial statements and management’s discussion and analysis, which are incorporated herein by reference.
The following documents of Westaim, filed with the various securities commissions or similar authorities in the provinces of Canada where Westaim is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Circular:
(a)	the annual information form of Westaim for the year ended December 31, 2007 (the “Westaim AIF”);

(b)	the information circular and proxy statement of Westaim relating to the annual meeting of shareholders of Westaim held on May 13, 2008;

(c)	the audited consolidated financial statements of Westaim as at and for the years ended December 31, 2007 and 2006 together with the notes thereto and the auditors’ report thereon;

(d)	management’s discussion and analysis of the financial condition and operations of Westaim for the year ended December 31, 2007;

(e)	the interim unaudited comparative consolidated financial statements as at and for the six months ended June 30, 2008 and the notes thereto;

(f)	management’s discussion and analysis of the financial condition and operations of Westaim for the six months ended June 30, 2008; and

(g)	the material change report of Westaim in respect of the Reorganization dated October 9, 2008.
Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim consolidated financial statements and comparative annual consolidated financial statements, together with the auditors’ report thereon and management’s discussion and analysis related thereto, and information circulars (excluding those portions that are not required pursuant to applicable securities regulations to be incorporated by reference herein) filed by Westaim with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the completion of the Reorganization shall be deemed to be incorporated by reference in this Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Risk Factors
An investment in Westaim Shares is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Westaim AIF incorporated by reference in this Circular as well as the risk factors set forth elsewhere in this Information Circular.
Interest of Management and Others in Material Transactions
Other than as described elsewhere in this Circular and in the documents incorporated herein by reference, there were no material interests, direct or indirect, of any director or executive officer of Westaim or of any Person that is, to the knowledge of Westaim, the beneficial owner of, or who exercises control or direction over, directly or indirectly, more than 10% of the Westaim Shares or any Informed Person as defined in National Instrument 51-102 (or any of their known respective associates or affiliates) in any transaction within the three most recently completed financial years of Westaim or the current financial year of Westaim that has materially affected or will materially affect Westaim.
Additional Information
Additional information relating to Westaim is available on SEDAR at www.sedar.com. Financial information concerning Westaim is provided in its audited consolidated financial statements for the year ended December 31, 2007 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.
INFORMATION CONCERNING NEW WESTAIM AFTER GIVING EFFECT TO THE TRANSACTIONS
General
Upon completion of the Reorganization, New Westaim will remain a corporation incorporated under the laws of the Province of Alberta. New Westaim’s head and registered offices will be located at Suite 1010, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4 and Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9, respectively.
Pursuant to the Reorganization, Westaim will amend its articles to change its name to “Peer Construction Group Inc.” and to consolidate the Westaim Shares on the basis of one New Westaim Share for every 20 Westaim Shares. See “Particulars of Matters to be Acted Upon”.
Intercorporate Relationships
The following chart illustrates the structure of New Westaim and its subsidiaries following completion of the Reorganization.

New Westaim Corporate Structure
Notes:
(1)	All entities are wholly-owned except for Nucryst Pharmaceuticals Corp. At June 30, 2008, Westaim owned 74.5% of Nucryst Pharmaceuticals Corp.

(2)	Denotes operating entity.
Business of New Westaim
Following completion of the Reorganization, New Westaim will conduct its construction services business operations through five operating divisions — Con-Forte (a partnership wholly owned, indirectly, by Plumb-Line), Asty, Four Star, Sas-Can (a wholly owned subsidiary of F&D) and Nascor - providing products and services to the construction industries in Alberta and parts of British Columbia and Saskatchewan, including concrete flatwork and formwork services, ready-mix concrete and brick and masonry services. New Westaim will also manufacture and supply engineered and pre-fabricated wood frame components for the residential and multi-family construction industries. In addition, New Westaim will continue to hold a 74.5% interest in Nucryst. The following is a brief description of the business of each of the operating entities that Westaim will acquire, directly or indirectly, pursuant to the Reorganization.

Con-Forte
General Description of the Business
Con-Forte was established in Calgary in 1976 and provides a wide range of commercial concrete cast-and-place and residential formwork (cribbing) services to general contractors and construction managers, developers, homebuilders and government customers. Commercial concrete cast-and-place and residential formwork involves constructing on-site moulds or forms (forming), pouring or placing concrete into the moulds, finishing the concrete, and removing the moulds or forms once the concrete has hardened.
Principal Markets and Industry Sectors
Con-Forte’s commercial division operates in Alberta and British Columbia, with a focus in Calgary and southern Alberta and Kelowna, British Columbia. Con-Forte’s commercial cast-and-place business includes the provision of foundational and structural formwork services for all types of low and high rise structures, including office buildings, commercial centers, hospitals, education facilities, recreation centers and warehouses. Con-Forte’s revenue from its commercial business typically accounts for approximately 65% of its total annual revenue. Recent commercial projects Con-Forte has participated in include a joint venture with a national general contractor for the expansion of the Peter Lougheed General Hospital in Calgary, the expansion of the University of British Columbia Okanagan Valley Campus in Kelowna, and the new City of Calgary Water Works Building.
Con-Forte’s residential formwork business is focused primarily in Calgary and surrounding areas and involves the forming and pouring of foundations for single-family and multi-family homes and high-rise residential buildings. Residential services are primarily provided to large homebuilders such as Sabal Crafted Homes, Morrison Homes, Greenboro Estate Homes, Trico Homes and Hawthorn Homes. To a lesser extent, Con-Forte also provides structural formwork in high-rise residential buildings for developers and general contractors such as Navigator Development, Kent Construction Services and Stuart Olson Construction. The residential business typically accounts for approximately 35% of Con-Forte’s total annual revenue. In addition to recently participating in the construction of a 17 storey high-rise condominium project in Kelowna, British Columbia, Con-Forte poured over 1,000 single-family home basements in the Calgary area in 2007.
Skills and Knowledge
Concrete cast-and-place and formwork requires specialized knowledge and experience. Con-Forte employs an experienced team of project managers, site supervisors, engineers, skilled carpenters, estimators, cribbers and concrete finishers. Management believes Con-Forte’s technical expertise and years of experience in working on complex jobs, and its ability to use advanced forming systems and mobilize trained carpenters, allow it to perform a wide variety of jobs from single residential basements to complicated and challenging high-rise structures.
Competitive Conditions
There are few barriers to entry into the residential formwork sector, but relatively significant barriers to entry into the commercial sector due to the inherent technical, financial and human resource requirements.
With respect to its commercial business, Con-Forte competes with other independent contractors and the “in-house” crews of general contractors, including Elite Formwork Inc., ConForm Works Inc., NuWay Concrete Forms Inc., Perma-Cast Concrete Contracting Ltd., Ellis Don Construction, PCL Construction and Clark Builders. Management believes Con-Forte has grown to be one of the largest independent commercial cast-and-place contractors in the Calgary area by developing strong relationships with its customers and by building a reputation for providing reliable and quality workmanship facilitated by its extensive in-house technical resources and diversified project management skills. Con-Forte is also one of the few contractors in the Calgary area that has the resources to complete projects valued at $10 million or more.
With respect to its residential business, Con-Forte competes with much smaller companies to provide foundations and other cribbing services to large homebuilders in and around Calgary. For multi-residential formwork services, including the construction of low-rise parkades and high-rise concrete structures, Con-Forte competes with similar or smaller size competitors.
Raw Materials
Con-Forte provides primarily labour and expertise, and as such is not generally subject to commodity price fluctuations. Notwithstanding the foregoing, the price of rebar and plywood has fluctuated widely over the last few years. To minimize its exposure to these price fluctuations, Con-Forte has successfully worked with several wholesalers to proactively gauge market trends and to import materials directly from the manufacturers. The costs of these materials generally have been passed through to Con-Forte’s customers.
Customer and Supplier Contracts
Con-Forte’s customers include medium and large homebuilders, developers, general contractors and government agencies.
With large and medium homebuilders, Con-Forte works on a purchase order system where customers provide Con-Forte with plans and Con-Forte supplies the customers with price quotes that include provisions for variances. Purchase orders are then issued for each job.
With respect to its commercial cast-and-place work, until recently Con-Forte tendered competitive bids for most of its contracts. If awarded a contract, Con-Forte would sign a fixed-price contract to perform the job according to a fixed schedule, with provisions for changes. Recently, as the construction industry has moved away from general contracting towards construction management, Con-Forte has gradually decreased the amount of work it receives through competitive tendering and increased the amount of work it negotiates directly with customers.
Due to the project nature of Con-Forte’s work, one project may be responsible for a significant portion of its revenue in any given year.
Seasonal and Cyclical Nature of the Business
Con-Forte’s residential and commercial formwork businesses operate year round, although activity can be impacted by wet or extreme weather. See “Risk Factors — Seasonality and Weather”.
Activity within the construction industry is generally tied to the state of the economy. During periods of strong economic growth, capital spending and housing starts generally increase and there are a greater number of quality construction projects for which Con-Forte’s services are required. Conversely, downturns in the economy will generally result in reduced capital spending and construction activity. See “Risk Factors — Economy and Cyclicality”.
Management
Following completion of the Reorganization New Westaim will continue to employ current senior management of Con-Forte, which collectively has over 80 years of experience in the concrete and formwork industry and has been with Con-Forte for over 15 years.
Employee Base
Upon completion of the Reorganization, it is anticipated Con-Forte will employ approximately 12 office staff and up to 320 supervision and field staff. Other than engineers, project managers, senior site supervisors and management, all employees will be paid hourly.
Con-Forte also maintains an extensive foreign worker program that helps to ensure that it has a reliable supply of skilled workers.

Facilities and Equipment
Con-Forte operates from a 10,470 square foot facility and 1.5 acre storage yard in northeast Calgary that it leases from a related party. The terms of the lease include net rent of $147,738 per year and an option to renew for a term of five years when the lease expires in January 2009. Con-Forte also leases a 1,000 square foot facility and storage yard in Kelowna from a third-party.
Con-Forte owns two cranes and a wide range of forms and related equipment and leases a fleet of 28 pick-up and flat-bed trucks, and two cranes. Neither Con-Forte nor New Westaim plans any significant capital additions for 2008 with respect to Con-Forte’s business.
Recent Developments
Con-Forte has benefited in recent years from the strong growth in the single-family and multi-family residential house building markets in Calgary. Although the slowdown in this market in 2008 has resulted in a reduction in the volume of Con-Forte’s residential business, this reduction has been offset by an increase in commercial and infrastructure business. As a consequence, Management does not believe that there will be a significant impact on the financial results of Con-Forte. It is also anticipated that Con-Forte will benefit from a variety of synergies resulting from the integrated construction services to be provided by New Westaim, including cross-marketing of customers, greater financial resources and stronger industry relationships.
Asty
General Description of the Business
Asty is a Calgary based construction company established in 1978. Asty’s principal business is concrete flatwork, which includes grading, paving and finishing sidewalks, curbs, gutters, extrusions and other concrete infrastructure, and installation of catch basins and storm drain inlets. Asty also performs concrete restoration and remediation work for the City of Calgary and new residential developments.
Principal Markets and Industry Sectors
Although it provides its services throughout Alberta, including the cities of Edmonton and Lethbridge, Asty’s principal geographic market is Calgary and the surrounding areas. Asty’s services are provided primarily to large residential developers, such as Carma Developers LP, The Qualico Group of Companies, and the Hopewell Group of Companies. However, it also participates in numerous public sector projects, with approximately 25% of its revenue historically being attributable to concrete remediation contracts with the City of Calgary for the grading, paving and finishing of sidewalks, curbs and gutters. Overall, Asty generates approximately 45% of its revenue from residential projects, approximately 30% from commercial projects and approximately 25% from concrete restoration and remediation projects for the City of Calgary.
Skills and Knowledge
In addition to the extensive skill set and specialized knowledge generally required in the concrete industry, Asty provides handform work and slipform concrete paving, each of which requires additional specialized skills. Handform work is used in situations where forms are not practicable. Slipform paving refers to a paving technique where the concrete is poured into a moving form which travels along the project as the previously poured concrete hardens behind the form. Asty conducts regular training sessions for its employees to ensure that they are trained in the latest slipform techniques and equipment. Asty encourages employee loyalty by promoting from within, with the result that approximately half of its employees have been with the company for more than 25 years.
Competitive Conditions
The competition for sidewalk, curb and gutter concrete work in Asty’s principal markets is very high, notwithstanding Management’s belief that there are high barriers to entry into the industry, including the large capital investment requirements for specialized equipment and the technical skills needed to meet strict specifications imposed by municipalities. Referrals and endorsements from the engineering associations and companies that provide grade designs and project blueprints are also key to obtaining work. Traditionally they have recognized only a handful of companies, including Asty, as meeting certain industry standards, which Management believes has assisted Asty in profitably growing its market share in the Calgary area to approximately 35%.
Raw Materials
Asty is dependent on third parties for the supply of its concrete. The cost of concrete has risen significantly within the past year as a result of a corresponding rise in the cost of raw materials, including gravel and aggregate. The cost increases for gravel and aggregate are the result of continued high demand for concrete in Calgary’s construction industry and rising fuel costs associated with producing and shipping gravel and aggregate to concrete manufacturing plants. Asty negotiates the price it pays for concrete with its supplier on an annual basis and in most cases is able to pass any material cost increases on to its customers. While Asty currently purchases all of its concrete from a single supplier, there are alternative sources of raw materials available to Asty if needed.
Customer and Supplier Contracts
Asty’s sales are largely generated through longstanding industry relationships, referrals from concrete engineering firms and competitive bid tenders. Notwithstanding that contracts with the City of Calgary are obtained through a formal public tender process, the City of Calgary has awarded concrete repair and remediation work to Asty for 25 of the past 27 years. Asty’s current contract with the City of Calgary is for a four year term with two years still remaining. Traditionally, Asty has earned approximately 25% of its total revenue from municipal infrastructure contracts and relies upon repeat business from large commercial and residential developers for the balance of its business. Other than the City of Calgary, Asty is not reliant on any single customer for more than 20% of its revenues.
Asty has purchased the ready-mix concrete it uses in providing its services from the same suppliers for over 30 years. Although no formal supply contracts exist, Asty maintains strong relationships with these suppliers to ensure a consistent supply of quality concrete is available. Generally, Asty and each of its concrete suppliers negotiate and agree on a concrete price annually, which price is held in place for the concrete pouring season, being April through October.
Seasonal and Cyclical Nature of the Business
Since the air temperature for pouring curbs or sidewalks must be 4 degrees Celsius or higher, the bulk of Asty’s concrete work is conducted from April through October. During the winter months, the majority of Asty’s hourly workers are laid off until the spring, while salaried office staff negotiate new work for the coming year, organize the servicing and repair of equipment, and conduct general and administrative duties. In the early spring, Asty engages a skeleton crew of hourly workers to begin building forms for the coming construction season. In late March, the remaining hourly employees return for the pouring season. See “Risk Factors — Seasonality and Weather”.
Activity within the construction industry is generally tied to the state of the economy. During periods of strong economic growth, capital spending generally increases and there are a greater number of quality construction projects for which Asty’s products and services are needed. Conversely, downturns in the economy will generally result in less capital spending and construction activity. See “Risk Factors — Economy and Cyclicality”.
Management
As a condition of the purchase by Plumb-Line of the business and assets of Asty, following completion of the Reorganization New Westaim will continue to employ current senior management of Asty, including its President. Collectively, senior management of Asty has over 90 years of experience in the concrete flatwork industry and has been with Asty for over 25 years.

Employee Base
Asty employed four full-time salaried staff and 120 hourly staff as at June 30, 2008. The seasonal nature of Asty’s business requires it to lay-off most of its hourly staff from November to March. Many of these employees find temporary work in the oil and natural gas industry. Historically, approximately 95% of these employees return to Asty each April due to the competitive wages offered and the opportunity for overtime work. Hourly employees are members of the Construction and General Workers Union, Local 1111. The current labour agreement with the local expires on April 30, 2009. Asty has a history of good labour relations with its employees.
Facilities and Equipment
Asty leases a 3,000 square foot facility in Calgary that includes offices, a maintenance facility and an equipment yard. The terms of the lease include net rent of $49,872 per year and an option to renew for a term of five years when the lease expires in May 2009. Maintenance of equipment is generally handled in-house. Asty also owns a fleet of equipment that includes 76 trucks, 17 backhoes and other excavation machinery, and six concrete extrusion machines. The average age of Asty’s equipment is approximately five years. Neither Asty nor New Westaim plan any significant capital additions for 2008 with respect to Asty’s business.
Recent Developments
The recent slowdown of the Alberta economy has reduced the amount of new residential development work that Asty has been able to secure in 2008. Asty’s management believes that this reduction in residential work will be partially offset by increased commercial work and projects for the City of Calgary that had been deferred due to the limited availability of skilled workers and equipment. It is also anticipated that Asty will benefit from a variety of synergies resulting from the integrated construction services to be provided by New Westaim, including cross-marketing of customers, greater financial resources and stronger industry relationships.
Four Star
General Description of the Business
Four Star has been manufacturing ready-mix concrete and providing gravel, flatwork, weeping tile (a porous pipe used for underground drainage) and related services in Calgary and surrounding areas since 1982. Four Star’s recently upgraded ready-mix plant in southeast Calgary is capable of producing approximately 1,280 cubic meters of concrete per day. In addition to providing concrete and flatwork and gravel services with its own fleet of 29 concrete and gravel trucks and pumps, Four Star manufactures concrete for approximately 40 independent ready-mix truck operators. Four Star’s flatwork services involve the preparation of the forms and the pouring of concrete for basement floors, garage pads, driveways, patios, sidewalks and other concrete structures.
Principal Markets and Industry Sectors
The supply of concrete and related services accounts for approximately 80% of Four Star’s annual revenue and gravel hauling and weeping tile accounts for the remaining 20%. Four Star provides its products and services directly to the building community, either through tender or through direct price negotiations with a customer for an individual project. Approximately 90% of Four Star’s revenues are attributable to residential and low-rise multi-family construction projects, with the balance attributable to commercial projects.
Skills and Knowledge
Concrete and gravel work requires individuals with specialized skills and experience. To minimize employee turnover, Four Star seeks to promote individuals from within the organization and pays competitive wages. Concrete mix design is a highly technical skill, which is contracted out to engineering firms.

Competitive Conditions
Only a small number of suppliers of ready-mix concrete and gravel compete for business in the Calgary single-family residential and multi-family residential sectors. Based upon gross revenues, Management believes that Four Star is one of the top three concrete and gravel supply companies in the Calgary residential construction market. The main barriers to entry into the ready-mix concrete industry include (i) the capital intensive nature of the industry; (ii) the availability of suitable land for the construction of manufacturing facilities; and (iii) the need for established relationships and name recognition to obtain contracts.
Raw Materials
Gravel and aggregates are combined with portland cement powder and water in specific proportions to make concrete. Four Star is dependent on the supply of gravel, aggregates and portland cement powder from external sources for the manufacture of its ready-mix concrete. The cost of these materials has risen significantly within the past year due to continued high demand for concrete in the Calgary area and rising fuel costs associated with production and shipping. While Four Star has been able to pass most of these increases on to its customers, there is no assurance that it will be able to do so in the future. Alternative suppliers of raw materials are available if required.
Customer and Supplier Contracts
Management believes that Four Star is recognized by its customers for providing quality services and products and enjoys considerable goodwill. Due to this and the nature of the ready-mix concrete industry, Four Star does not enter into formal contracts with homebuilders and/or developers. Four Star is not reliant on any single customer for more than 20% of its revenues.
Management believes that Four Star’s strong relationships with its suppliers enables it to negotiate competitive prices for raw materials. Suppliers typically provide Four Star with a firm price which is held for approximately 30 to 60 days, at which time the prices are reviewed. Four Star generally enters into short term contracts as a result of the volatility of raw material prices.
Seasonal and Cyclical Nature of the Business
Four Star operates year round; however, its business can be affected by the seasonality of its customers’ businesses as well as the impact of inclement weather on its customers’ operations. See “Risk Factors — Seasonality and Weather”.
Activity within the construction industry is generally tied to the state of the economy. During periods of strong economic growth, capital spending generally increases and there are a greater number of quality construction projects for which concrete products and services are required. Conversely, downturns in the economy will generally result in reduced capital spending and construction activity. See “Risk Factors — Economy and Cyclicality”.
Management
As a condition of the purchase by Plumb-Line of Four Star, following completion of the Reorganization New Westaim will continue to employ current senior management of Four Star, which collectively has over 60 years of experience in the concrete industry and has been with Four Star for over 10 years.
Employee Base
At June 30, 2008, Four Star had nine salaried and 39 hourly employees. Staffing levels are reduced by approximately 20% over the winter months. All staff are non-unionized and Four Star has a history of good labour relations with its employees.

Facilities and Equipment
Four Star owns 4.75 acres of land in southeast Calgary on which is located its batch plant, maintenance and office facilities, and yard at which it stores raw materials. Four Star leases seven pick-up trucks and owns a fleet of 16 concrete mixer trucks, three concrete pumps, 10 gravel trucks, two five-ton trucks and five cube vans. Four Star’s equipment has an average age of less than five years. Neither Four Star nor New Westaim plan any significant capital additions for 2008 with respect to Four Star’s business.
Recent Developments
The Alberta economy has experienced several consecutive years of very strong economic growth, during which time Four Star operated near capacity. To meet increased demand, Four Star completed the installation of a larger, more modern concrete mixer at its batch plant in 2007, doubling its concrete producing capacity while reducing load times and plant maintenance costs.
The recent slowdown of the Alberta economy has not had a significant impact on Four Star’s operations. Four Star’s batch plant is currently operating at approximately 60% of capacity.
It is anticipated that Asty will benefit from a variety of synergies resulting from the integrated construction services to be provided by New Westaim, including cross-marketing of customers, greater financial resources and stronger industry relationships.
Sas-Can
General Description of the Business
Sas-Can was established in Calgary in 1977 and provides brick and masonry construction services to developers of commercial and multi-family residential projects. Sas-Can’s core services are the construction of elevator shafts, fire separation walls for wood-frame multi-family structures, parkade separation walls for mechanical rooms and storage areas, and cinder block walls. Sas-Can also does finishing work using brick, stone and cultured stone applications.
Principal Markets and Industry Sectors
Sas-Can’s principal geographic markets are the cities of Calgary and Lethbridge, where Sas-Can’s two offices and yards are located, and the surrounding areas. Sas-Can has focused on these local markets to maintain higher profit margins due to lower travel and shipping costs.
Sas-Can provides its services primarily to developers of commercial and multi-family residential projects, including four storey multi-family wood structures and concrete high-rise structures. Sas-Can also performs work in the single-family residential sector which generates a small portion of Sas-Can’s total revenues. Approximately 65% of Sas-Can’s revenues are earned from commercial projects while 35% are earned from residential projects. Recent projects include a $1.6 million contract for the Millrise condominiums in Calgary.
Skills and Knowledge
The brick and masonry industry is labour intensive, requiring bricklayers who are trained and certified through apprenticeships. Among its qualified bricklayers, Sas-Can also employs foremen who oversee project operations and maintain crucial on-site relationships. These individuals must possess organizational and facilitation skills in addition to industry certification requirements. Alberta is currently experiencing a shortage of qualified bricklayers and to alleviate this labour constraint, Sas-Can has focused on retaining its existing employees by actively promoting from within the company and providing competitive wages. As a result, Management believes that Sas-Can has experienced lower than average turnover, with the majority of its bricklayers having been employed with the company for more than 20 years. Sas-Can also strengthens its position in the tight Alberta labour marker by sponsoring apprentices throughout the year, offering guaranteed employment and payment of tuition fees.

Competitive Conditions
The market for brick and masonry work is somewhat less competitive than other construction trades due to the limited supply of skilled bricklayers. Sas-Can is one of the largest of five major masonry companies in the Calgary and Lethbridge areas. The key barriers to entry into the markets serviced by Sas-Can include: (i) the need for significant capital; (ii) the need for established relationships with building contractors and a track record of successful management and completion of large projects; and (iii) the need to be able to mobilize and manage the personnel required for any particular project. Although the majority of contracts are awarded through a formal tendering process, the number of bidders competing for any given contract is often low due to capacity constraints.
Raw Materials
The primary materials used by Sas-Can in its business include cinder block, brick, and natural and cultured stone. Most of these materials are supplied through three suppliers located in Edmonton, Alberta. In recent years Sas-Can has also imported block and brick from China and the United States. There is generally no industry shortage of raw materials, and blocks can be purchased from a variety of suppliers. All materials are delivered directly to the job site, and Sas-Can holds no significant inventory in its yards. Sas-Can mixes its own concrete and mortar in company-owned concrete and mortar mixers. These materials are purchased through a variety of local retail outlets. Prices for raw materials have increased by 3% to 5% in the past three years and have generally been passed through to customers.
Customer and Supplier Contracts
Traditionally, the majority of Sas-Can’s contracts have been secured through competitive bids. An increasing percentage of contracts in the industry are being awarded through negotiation. Contracts are awarded based on a combination of factors including price, product quality, experience, reputation and client relationships. Sas-Can does not employ an extensive sales staff, but relies on its long-standing relationships within the construction industry to assist it in obtaining new and repeat business. Sas-Can has a number of customers and historically has not relied on any one project for more than 20% of its annual revenue.
As noted above, Sas-Can uses three main cinder block suppliers, all of which are based in Edmonton, Alberta. The majority of materials are supplied from a single supplier with whom a price structure is agreed upon and re-negotiated annually. Due to Sas-Can’s long-term relationship with this supplier, no formal contract has been entered into. Other raw materials, such as concrete, insulation, cement and vapour barrier, are purchased from a variety of retail vendors.
Seasonal and Cyclical Nature of the Business
Brick and masonry work is generally not subject to seasonality notwithstanding Alberta’s inclement winters. The majority of Sas-Can’s work on large-scale commercial and multi-family construction projects can be sheltered and heated during the winter months, allowing work to carry on year round. Construction breaks occur only during extreme winter weather conditions. Consequently, there are limited seasonal lay-offs of employees. See “Risk Factors — Seasonality and Weather”.
Activity within the construction industry is generally tied to the state of the economy. During periods of strong economic growth, capital spending generally increases and there are a greater number of quality construction projects for which Sas-Can’s services are needed. Conversely, downturns in the economy will generally result in less capital spending and construction activity. See “Risk Factors — Economy and Cyclicality”.
Management
As a condition of the purchase of Sas-Can, following completion of the Reorganization New Westaim will continue to employ current senior management of Sas-Can, including its President. Collectively, senior management of Sas-Can has over 40 years of experience in the brick and masonry industry and has been with Sas-Can for over 20 years.

Employee Base
Sas-Can employed five salaried office staff and 60 hourly field workers at June 30, 2008. The hourly field workers include 12 foreman, 20 bricklayers and 28 bricklayer apprentices and helpers. All bricklayers are members of the Construction and General Workers Union. The current labour agreement with the Construction and General Workers Union expires April 30, 2009. The apprentices and helpers are members of the International Union of Brick Layers, for whom the current labour agreement expires on May 1, 2009. Sas-Can has a history of good labour relations with its employees.
Facilities and Equipment
Sas-Can owns 1.3 acres of land in Calgary used for storage of equipment and supplies and leases 2,000 square feet of adjacent office space. In Lethbridge, Sas-Can leases 500 square feet of office space and 800 square feet of yard space on a month-to-month basis. The Calgary office lease expires in May 2009. Sas-Can also owns 13 trucks and 25 forklifts. Neither Sas-Can nor New Westaim plans any significant capital additions for 2008 with respect to Sas-Can’s business.
Recent Developments
There have been no significant events or changes to Sas-Can’s business in the past three years and no significant changes are expected for the balance of 2008. The recent slowdown of the Alberta economy has not had a significant impact on Sas-Can’s operations. It is anticipated that Sas-Can will benefit from a variety of synergies resulting from the integrated construction services that will be provided by New Westaim, including cross-marketing of customers, greater financial resources and stronger industry relationships.
Nascor
General Description of the Business
Nascor, established in Calgary in 1982, manufactures and supplies engineered and pre-fabricated wood frame components, including floor joists, wall panels and roof trusses for the single-family and multi-family residential construction industries. Nascor’s wood frame components are engineered and built in its specialized manufacturing plants, providing a controlled environment that Management believes achieves enhanced quality and cost savings for customers. Among its key products are: Nascor engineered I-joist systems; engineered roof truss systems; stick frame wall systems; Nascor EnerGard™ wall system; and full framing lumber packages, all of which are used in the framing stages of wood frame construction. These products are available in a number of applications, from garage packages, to single-family houses, to multi-family four storey wood-framed buildings. Nascor also provides technical and engineering services to its customers.
Principal Markets and Industry Sectors
Nascor’s principal geographic markets are Calgary and Edmonton and the surrounding areas. Nascor also distributes its wood frame components throughout southern Alberta and in recent years has expanded into the interior of British Columbia, Saskatchewan and Fort McMurray. The Calgary market has accounted for approximately 80% of Nascor’s revenue in recent years.
Due to the time, logistics, and costs involved in shipping wall panels, roof trusses and floor joists internationally, Nascor also licenses the technology to manufacture and market its full line of engineered wood building products to its North American customers.
Nascor’s target markets are builders of single-family and multi-family wood-frame buildings. Nascor estimates it derives 60% of its revenues from builders of single-family homes and 40% of its revenues from builders of multi-family homes.

Method of Distribution
Nascor employs a sales force in Calgary and Spruce Grove (a suburb of Edmonton) that sells both within Canada and internationally to individual homebuilders, multi-family builders, and large residential developers. Brand name recognition in wood frame construction is essential to Nascor’s success. Nascor benefits from and continues to cultivate its long-standing and extensive relationships with customers, trade professionals, and industry associations. Repeat and new business is strengthened through a trade name that Management believes is recognized for quality products and services. Management believes that Nascor’s reputation for reliability and high levels of service is often a determining factor in making Nascor’s products the choice over the products of its competitors. As a local manufacturer, Nascor also sells its joists directly to competitors and is able to respond quickly to advancements in research and development. In addition to its The Strong Quiet Type™ joists, Nascor also markets its proprietary Nascor R20 EnerGard™ wall system, which achieves higher efficiency ratings than conventionally framed fibreglass insulated walls, and has high market potential with new “build green” initiatives being embraced by many Alberta builders.
Using third party carriers, Nascor distributes its products from three plant locations in Alberta. It has two plants in Calgary, including its main plant and head office, and one in Spruce Grove. Nascor ships directly to project sites and is not restricted geographically, although the company avoids geographic market conflicts with manufacturing licensees of its products. Transportation costs narrow the geographic scope in which Nascor can operate profitability.
Nascor also licenses for manufacture its joist products in southern British Columbia, Manitoba, Ontario, and Quebec, and has license agreements with seven companies located throughout North America which produce their own Nascor structural components. Approximately 5% to 10% of Nascor’s annual revenues are derived from its licensing arrangements.
Skills and Knowledge
Nascor’s production staff require extensive training in the use of production equipment and product assembly in order to provide high levels of product quality and to maintain a safe environment. Nascor’s design department technicians are required to be fully certified in design software and building design. Support staff are required to possess product and industry knowledge in order to provide quality service to customers and to the sales force. Nascor’s certified engineers possess extensive structural engineering and wood products expertise. Nascor has adopted a policy of promoting capable candidates from within to fill crucial roles, in order to minimize turnover and provide career advancement opportunities. Nascor also has an extensive foreign worker program in place.
Competitive Conditions
Nascor believes it enjoys an advantage in the Alberta market for the sale and supply of floor joists, wood trusses and insulated wall panel products. This market is dominated by a small group of companies of which Nascor is the largest and the only manufacturer and direct seller of engineered floor joists and insulated wall panels in Alberta. Nascor’s reputation for advanced engineering and design capabilities also reduces direct competition, especially on more technical projects. Based on market share, Management believes Nascor is one of Alberta’s leading manufacturers of pre-engineered wood products for both single-family and multi-family residential construction.
Raw Materials
Raw materials are readily available in the wood frame construction industry. A large volume purchaser such as Nascor also often enjoys discounts on raw materials over its smaller competitors. Cost increases experienced in the past few years have been passed through to customers.
Customer and Supplier Contracts
Nascor secures customer contracts through a competitive bid process. Contracts are awarded based on a combination of factors, including price, product quality, reputation, engineering capabilities, and client relationships.

Nascor maintains a diverse customer base and is generally less reliant than its competitors on any one client or on large developers. No single customer accounts for more than 10% of Nascor’s business.
The purchase of raw materials is not made through long term contracts, but rather through purchase orders from time to time as materials are required.
Seasonal and Cyclical Nature of the Business
Nascor operates year round, however its business can be affected by the seasonality of its customers’ businesses. This seasonality is especially prevalent in Nascor’s Edmonton operations where winters are typically harsher than in southern Alberta. In both Calgary and Edmonton, the highest production months run from April through October. Seasonality is also partially driven by buying patterns in the housing market, with most new houses sold in the spring and summer. Multi-family projects tend to be less affected by seasonality, and Nascor concentrates more of its winter production on these types of projects. See “Risk Factors — Seasonality and Weather”.
Nascor’s activity is generally tied to the state of the economy. During periods of strong economic growth and increased activity in the home construction industry there is generally a strong demand for Nascor’s products and services. Conversely, downturns in the economy will generally lead to a significant drop off in new home construction and demand for Nascor’s products and services. See "Risk Factors — Economy and Cyclicality”.
Management
As a condition of the purchase by Westaim of Nascor, following completion of the Reorganization New Westaim will continue to employ current senior management of Nascor, which collectively has over 40 years of experience in the pre-fabricated wood frame component industry and has been with Nascor for over 10 years.
Employee Base
Currently, Nascor employs approximately 185 hourly shop employees and 94 other staff, including approximately 30 full-time engineering technicians who work in conjunction with project managers and client engineers to ensure a high level of accuracy in layout design and product installation. Nascor has an active foreign worker program that helps to ensure it has a reliable supply of skilled workers during periods of high demand for its products and services. Nascor’s employees are not unionized and it has historically enjoyed good labour relations with its staff.
Facilities and Equipment
Nascor has three operating plants all located in Alberta. Nascor’s head office and primary manufacturing operations are located on 9.5 acres of land in southeast Calgary with the manufacturing facility covering 57,000 square feet. This facility is complimented by a 20,000 square foot manufacturing plant in northeast Calgary. Nascor also operates a 30,000 square foot manufacturing facility on 8.7 acres of land in Spruce Grove. The three facilities are leased by Nascor from a related party at a rate of $1,416,000 per year. The lease expires in March 2018. Nascor also leases a fleet of seven light trucks and 12 forklifts and owns a total of nine light trucks and vans. Neither Nascor nor New Westaim plans any significant capital additions for 2008 with respect to Nascor’s business.
Recent Developments
Nascor’s revenues increased significantly during the last three fiscal years due to robust activity in Calgary’s housing market. However, the level of single-family and multi-family residential construction in 2008 is down significantly in both Calgary and Edmonton from recent levels resulting in a similar decline in revenues. Notwithstanding the foregoing, Management believes that Nascor will be able to maintain its market share in the wood frame construction industry and remain profitable but with lower gross margins. It is also anticipated that Nascor will benefit from a variety of synergies resulting from the integrated construction services to be provided by New Westaim, including cross-marketing of customers, greater financial resources and stronger industry relationships.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Plumb-Line Income Trust
The following Management’s discussion and analysis of financial condition and results of operations of Plumb-Line was prepared as at October 9, 2008 and should be read together with (i) the audited consolidated financial statements and related notes of Plumb-Line for the six month period ended June 30, 2008, the 15 month period ended December 31, 2007, the four month period ended September 30, 2006 and the 12 month period ended May 31, 2006; and (ii) the unaudited consolidated financial statements and related notes of Plumb-Line for the three month periods as at and for the period ended June 30, 2008 and 2007 and the six month period ended June 30, 2007, included elsewhere in this Information Circular (collectively, the “Financial Statements”).
The Financial Statements have been prepared in accordance with Canadian GAAP, which requires estimates and assumptions that affect the reported amount of assets and liabilities at the date of the respective Financial Statements and the amount of revenue and expenses during the reporting period. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this Information Circular, particularly under “Risk Factors”. Certain totals, subtotals and percentages may not reconcile due to rounding.
Terminology
Throughout this Management’s Discussion and Analysis, Management uses the following terms not found in the Handbook of the Institute of Chartered Accountants and which do not have a standardized meaning under Canadian GAAP, and therefore require definition. These measures are used by Management to measure Plumb-Line’s financial results on a regular basis.
“Gross Margin” is calculated by subtracting all direct costs from total revenues and is used by management to measure the profitability of operations before overhead costs and other income and expenses.
“EBITDA” represents income before net interest expense, income taxes, depreciation and amortization and is used by management to measure cash flow before changes in non-cash working capital, taxes and financing costs.
“Normalized EBITDA” represents EBITDA net of non-recurring items. Non-recurring items are generally the results of one-time events that distort the financial results that are used by management to measure financial performance.
Management views these non-GAAP measures as key measures of Plumb-Line’s operating performance.
Description of the Business
Overview
Plumb-Line was created on September 29, 2006 as an open-end, unincorporated, limited purpose investment trust. Plumb-Line was established for the purposes of acquiring, investing in, holding, transferring, and disposing of the debt and equity securities of any Plumb-Line entities. The Financial Statements include the accounts of Plumb-Line and its subsidiaries, variable interest entities and partnerships, as well as its pro rata share of assets, liabilities, revenues, expenses, net income and cash flow of its joint ventures.
Plumb-Line Commercial Trust, a trust wholly-owned by Plumb-Line, was formed on September 29, 2006 and holds a 99.99% interest in Plumb-Line Holdings LP. Plumb-Line Holdings LP was formed on October 11, 2006 and holds 99.99% of each of Con-Forte and A&K. The remaining nominal 0.01% ownerships of the partnerships are held by subsidiaries wholly-owned by Plumb-Line which act as general partners of the partnerships.
Con-Forte was formed on September 29, 2006, and subsequently acquired the business of Con-Forte Contracting Co. Ltd. (“Contracting Ltd”), including a 50% interest in a joint venture with Stuart Olson/Con-Forte Inc. (the “Joint Venture”), at book value. Con-Forte provides commercial concrete formwork and residential basement cribbing services in Alberta and British Columbia. After September 29, 2006, Contracting Ltd. operated as a related party to Plumb-Line.
A&K was formed on October 11, 2006 and supplies and installs architectural millwork. A&K was an inactive partnership until it acquired assets from an unrelated third party on April 1, 2007 and is included in the consolidated financial statements of Plumb-Line effective April 1, 2007.
The Joint Venture commenced operations on March 1, 2006 and provides construction services in Alberta and British Columbia. The activities of the Joint Venture have been proportionately consolidated into the Financial Statements. 1045729 Alberta Ltd. (the “VIE”) commenced operations on May 4, 2003 and provides labour services to Plumb-Line. It is accounted for as a variable interest entity and has been consolidated into the Financial Statements in accordance with Canadian GAAP.
Prior to September 29, 2006, the Financial Statements represent the consolidated financial position and operating results of Contracting Ltd., the Joint Venture and the VIE.
Proposed Reorganization
It is expected that the Reorganization will close effective December 1, 2008. Effective as of the closing date, New Westaim will consolidate the financial results of the acquired entities as well as those of Westaim. Future operations will be primarily related to construction services as discussed under “Outlook” below.
Operations
Plumb-Line currently operates two business segments for accounting purposes: concrete formwork and cribbing; and millwork. The concrete formwork and cribbing segment (“Concrete”) reflects the results of Con-Forte, the Joint Venture and the VIE, and for purposes of this Management’s Discussion and Analysis is described as “Concrete” while “Millwork” is the results of A&K. It is contemplated under the Reorganization Agreement that the assets of A&K will be disposed of by Plumb-Line for proceeds approximating net book value in the fourth quarter of 2008 as the business of A&K does not fit with New Westaim’s strategic plan to be an Alberta based integrated construction services company.
Concrete provides concrete formwork and other related services to commercial and residential customers in Alberta and British Columbia. Commercial projects include foundational and structural concrete formwork for low and high rise commercial buildings, residential high rises, hospitals, education facilities, recreational centers, office buildings and warehouses. The company also performs non-civil bridge work. Concrete’s commercial work is centered in and around Calgary, Kelowna, and Southern Alberta. Concrete provides its commercial services through a combination of negotiated contracts with general contractors as well as via direct bids on competitive tenders. Concrete also provides formwork (cribbing) services for the construction of residential basements for single-family, custom, infill and multi-family homebuilders in Calgary and the city’s surrounding communities. See “Information Concerning New Westaim After Giving Effect to the Transactions — Business of New Westaim — Con-Forte”.
The Joint Venture was formed on March 1, 2006 between Con-Forte and Stuart Olson Construction Ltd. to perform structural concrete formwork under fixed-price contracts at the Peter Lougheed Hospital expansion in Calgary and at the University of British Columbia Okanagan Campus in Kelowna. The total value of these two contracts was $15.2 million. As of June 30, 2008, management believes that the contract at Peter Lougheed Hospital has been substantially completed, and the contract at the University of British Columbia has been 70% completed.
Millwork provides and installs architectural millwork to general contractors and construction managers, developers, home builders and government clients. Millwork has two manufacturing facilities in Winnipeg where architectural millwork products are designed, engineered and manufactured before they are shipped to job sites. Millwork subcontracts out the installation component of supply-and-install contracts. Millwork has customers throughout the United States and Canada. Since April 1, 2007, Millwork no longer tenders for jobs in the United States and it is expected that the United States will account for approximately 20% of A&K’s revenues in 2008.

Consolidated Results
Three Months Ended June 30, 2008 and June 30, 2007

	Three Months Ended
($000)	June 30, 2008				June 30, 2007
	Concrete	Millwork	Other	Total	Concrete	Millwork	Other	Total

Revenues	$8,145	$2,831	$—	$10,976	$8,188	$2,679	$—	$10,867
Direct costs	6,358	2,264	—	8,622	5,444	2,698	—	8,142

Gross margin	$1,787	$567	$—	$2,354	$2,744	$(19)	$—	$2,725

Gross margin %	21.9%	20.0%	—	21.4%	33.5%	(0.7)%	—	25.1%

Net income	$1,372	$(117)	$(143)	$1,112	$2,402	$(758)	$(12)	$1,632

Depreciation and amortization	$29	$13	$—	$42	$12	$9	$—	$20
Interest (net)	30	12	—	42	42	—	—	43

EBITDA and Normalized EBITDA	$1,431	$(92)	$(143)	$1,196	$2,456	$(749)	$(12)	$1,695

Cash flow from operations				$595				$(24)

Capital expenditures				$57				$242

Consolidated
For the three months ended June 30, 2008, Plumb-Line reported consolidated net income of $1.1 million compared to net income of $1.6 million for the three months ended June 30, 2007. Consolidated gross margin for the three months ended June 30, 2008 was $2.4 million or 21% compared to $2.7 million or 25% for the three months ended June 30, 2007. Consolidated revenue for the three months ended June 30, 2008 was $11.0 million, which is comparable to the $10.9 million of revenues reported in the three months ended June 30, 2007. A decline in the gross margin of Concrete of $1.0 million is the result of inclement weather in Calgary in June 2008 that severely curtailed Concrete’s operations. Millwork’s revenue and gross margin improved by $0.6 million, primarily as a result of operational efficiencies discussed below.
Consolidated general and administrative costs were $1.0 million for the three months ended June 30, 2008 compared to $0.9 million for the three months ended June 30, 2007. Increased costs related to business development were partially offset by reduced Millwork costs. Millwork costs in 2007 included one time costs related to Reorganization operations after the acquisition of Millwork by Plumb-Line on April 1, 2007.
Consolidated EBITDA and Normalized EBITDA were $1.2 million for the three months ended June 30, 2008 compared to $1.7 million for the three months ended June 30, 2007. These results are comparable with net income results as the EBITDA adjustments were not significant in these periods.
Capital expenditures for the three months ended June 30, 2008 were not material. Capital expenditures of $0.2 million for the three months ended June 30, 2007 were primarily for Millwork replacement machinery.

Concrete
Concrete’s gross margin for the three months ended June 30, 2008 was $1.8 million or 22%, compared to $2.7 million or 34% for the three months ended June 30, 2007. Revenues for the three months ended June 30, 2008 were $8.1 million, compared to $8.2 million for the three months ended June 30, 2007. The reduction in revenues and gross margin is primarily due to $0.9 million of Joint Venture revenue included in the 2007 results with no comparable revenue in 2008. Concrete’s 2008 results for this period were also negatively impacted by the unseasonably wet weather in Calgary in June of 2008 that severely hindered Concrete’s ability to operate.
Included in Concrete’s results for the three months ended June 30, 2007 are the revenues and costs of Con-Forte’s 50% participation in the Joint Venture. This Joint Venture contributed a gross margin of $0.1 million for the three months ended June 30, 2007. The Joint Venture projects were essentially completed in early 2008 and the results included in the consolidated statement of operations for the three months ended June 30, 2008 are not material.
Millwork
Millwork reported a gross margin of $0.6 million or 20% on revenues of $2.8 million for the three months ended June 30, 2008 compared to a gross margin of nil on revenues of $2.7 million for the three months ended June 30, 2007. This improvement in Millwork’s gross margin is the result of operational efficiencies introduced after the acquisition of this business in April 2007. These improvements did not become effective until later in 2007. In 2008, Millwork incurred general and administrative costs of $0.6 million, a reduction of $0.1 million compared to 2007. The 2007 costs include one time transition costs related to the change in ownership effective April 1, 2007.
Six Months Ended June 30, 2008 and June 30, 2007

	Six Months Ended
($000)	June 30, 2008				June 30, 2007
	Concrete	Millwork	Other	Total	Concrete	Millwork	Other	Total

Revenues	$17,832	$6,063	$—	$23,895	$14,735	$2,679	$—	$17,414
Direct costs	12,067	5,195	—	17,262	11,261	2,698	—	13,959

Gross margin	$5,765	$868	$—	$6,633	$3,474	$(19)	$—	$3,455

Gross margin %	32.3%	14.3%	—	27.8%	23.6%	(0.7)%	—	19.8%

Net income	$4,814	$(505)	$(238)	$4,071	$2,886	$(759)	$(15)	$2,112

Depreciation and amortization	$58	$22	$—	$80	$23	$9	$—	$32
Interest (net)	41	40	—	81	44	1	—	45

EBITDA	$4,913	$(443)	$(238)	$4,232	$2,953	$(749)	$(15)	$2,189

Gain on sale of assets	$(1)	$—	$—	$(1)	$—	$—	$—	$—

Normalized EBITDA	$4,912	$(443)	$(238)	$4,231	$2,953	$(749)	$(15)	$2,189

Cash flow from operations				$6				$331

Capital expenditures				$1,018				$257

Consolidated
For the six months ended June 30, 2008, Plumb-Line reported consolidated net income of $4.1 million compared to net income of $2.1 million for the six months ended June 30, 2007. Consolidated gross margin was $6.6 million or 28% for the six months ended June 30, 2008 compared to $3.5 million or 20% for the six months ended June 30, 2007. Consolidated revenues for the six months ended June 30, 2008 were $23.9 million compared to $17.4 million for the six months ended June 30, 2007. The results for the six months ended June 30, 2007 include only three months of operations for A&K as it was acquired by Plumb-Line on April 1, 2007.
General and administrative expenses were $2.2 million for the six months ended June 30, 2008 compared to $1.2 million for the six months ended June 30, 2007. This $1.0 million increase in costs is primarily due to including only three months of A&K general and administrative costs in 2007 and higher business development costs for Plumb-Line reported in 2008.
EBITDA and Normalized EBITDA were $4.2 million for the six months ended June 30, 2008 compared to $2.2 million for the six months ended June 30, 2007. These results are comparable with net income results as the EBITDA adjustments in these periods were not material.
Capital expenditures of $1.0 million for the six months ended June 30, 2008 were primarily for the transfer of forming equipment, vehicles and tools from Contracting Ltd., a related party to Plumb-Line at book value. Capital expenditures for the six months ended June 30, 2007 of $0.3 million were primarily for replacement machinery for Millwork.
Concrete
Concrete’s gross margin for the six months ended June 30, 2008 was $5.8 million or 32% on revenues of $17.8 million compared to a gross margin of $3.5 million or 24% on revenues of $14.7 million for the six months ended June 30, 2007. These results reflect the high volume of business in both years generating strong gross margins.
Included in Concrete’s results for the six months ended June 30, 2007 are the revenues and expenses of the Joint Venture discussed above. For the six months ended June 30, 2008, this joint venture contributed a gross margin of $0.7 million on revenues of $0.8 million compared to a gross margin of $0.3 million on revenues of $1.9 million for the six months ended June 30, 2007. This improvement in Joint Venture results reflect the timing of revenue recognition related to the percentage of completion of the Joint Venture project.
Millwork
Millwork reported a gross margin of $0.9 million or 14% on revenues of $6.1 million for the six months ended June 30, 2008 compared to a gross margin of $nil on revenues of $2.7 million for the six months ended June 30, 2007. The 2007 results include only three months of operations following its acquisition by Plumb-Line on April 1, 2007. The 2008 results reflect management’s initiatives to increase operational efficiencies at Millwork during the year. As a result of these improvements, Millwork’s gross margin improved from $0.3 million or 4% in the first three months of 2008 to $0.6 million or 20% for the second three months of 2008. Millwork’s results for the six months ended June 30, 2007 are discussed under “Three Months Ended June 30, 2008” above.

Fifteen Months Ended December 31, 2007 and Sixteen Months Ended September 30, 2006

	Fifteen Months Ended				Sixteen Months Ended
($000)	December 31, 2007				September 30, 2006 (1)
	Concrete	Millwork	Other	Total	Concrete	Millwork	Other	Total

Revenues	$37,833	$7,998	$—	$45,831	$25,149	$—	$—	$25,149
Direct costs	28,446	8,371	—	36,817	20,004	—	—	20,004

Gross margin	$9,387	$(373)	$—	$9,014	$5,145	$—	$—	$5,145

Gross margin %	24.8%	(4.7)%	—	19.7%	20.4%	—	—	20.4%

Net income	$7,126	$(3,500)	$(57)	$3,569	$1,597	$—	$—	$1,597

Depreciation and amortization	$51	$40	$—	$91	$235	$—	$—	$235
Interest (net)			—	183	172	—	—	172
Income taxes			—	105	500	—	—	500

EBITDA	$7,418	$(3,413)	$(57)	$3,948	$2,504	$—	$—	$2,504

Loss on sale of assets	$—	$—	$—	$—	$132	$—	$—	$132
Takeover costs				778	—	—	—	—

Normalized EBITDA	$7,418	$(2,635)	$(57)	$4,726	$2,636	$—	$—	$2,636

Cash flow from operations				$(967)				$1,855

Capital expenditures				$131				$63

Note:

(1)	Sixteen months ended September 30, 2006 information is constructed from the audited financial statements for Plumb-Line for the four months ended September 30, 2006 and the audited financial statements for Plumb-Line for the twelve months ended May 31, 2006 found elsewhere in this Information Circular.
Consolidated
The 15 months ended December 31, 2007 represents the period from the date Plumb-Line acquired Con-Forte on October 1, 2006 and include the results of A&K for the nine months ended December 31, 2007. As a result, there are no strictly comparable results included in this Information Circular. For purposes of comparison, the four months ended September 30, 2006 results and the 12 months ended May 31, 2006 results have been combined to provide comparative results for the 16 months ended September 30, 2006.
For the 15 months ended December 31, 2007 Plumb-Line reported consolidated net income of $3.6 million compared to net income of $1.6 million for the 16 months ended September 30, 2006. Consolidated gross margin was $9.0 million or 20% on revenues of $45.8 million for the 15 months ended December 31, 2007 compared to a gross margin of $5.1 million or 20% on revenues of $25.1 million for the 16 months ended September 30, 2006. The increase in revenues and decrease in gross margin is the result of the inclusion of A&K in 2007 which provided $8.0 million in revenues but a negative gross margin of ($0.4) million. These results are discussed more fully below.
Consolidated general and administrative expenses were $3.7 million for the 15 months ended December 31, 2007 compared to $1.6 million for the 16 months ended September 30, 2006. This increase reflects $2.2 million of

Millwork’s general and administrative costs for the 15 months ended December 31, 2007 with no comparable expense in 2006, partially offset by a $0.4 million reduction in costs of Concrete. These costs included a one time $0.2 million bonus paid to Concrete’s management during the 15 months ended December 31, 2007.
Depreciation expense was $0.1 million for the 15 months ended December 31, 2007 compared to $0.2 million for the 16 months ended September 30, 2006.
Employee profit sharing expense was $0.3 million for the 15 months ended December 31, 2007 and $1.1 million for the 16 months ended September 30, 2006 and reflects Plumb-Line’s contribution to Con-Forte’s employee equity participation plan where employees were granted units in Plumb-Line.
Takeover costs of $0.8 million for the 15 months ended December 31, 2007 primarily reflect legal and other professional fees related to Plumb-Line’s acquisition of A&K on April 1, 2007 as well as the write-off of uncollectible accounts receivable and obsolete inventory.
Foreign exchange losses of $0.1 million for the 15 months ended December 31, 2007 reflect the impact of the change in the Canadian — US dollar exchange rate on operating results and working capital balances related to Millwork’s sales in US dollars. The volume of Millwork’s sales to US customers has declined as a result of a strategic decision to focus on domestic markets.
Income tax expense was $0.1 million for the 15 months ended December 31, 2007 compared to $0.5 million for the 16 months ended September 30, 2006. The tax expense for the 16 months ended September 30, 2006 reflects the tax expense related to Contracting Ltd. which was subject to corporate tax. Subsequent to September 30, 2006, the consolidated results of Plumb-Line are not subject to tax as net income is distributed to its unitholders.
EBITDA was $3.9 million for the 15 months ended December 31, 2007 compared to $2.5 million for the 16 months ended September 30, 2006. The EBITDA for the 16 months ended September 30, 2006 benefited from the add back of the $0.5 million tax expense reported in that period. Normalized EBITDA for the 15 months ended December 31, 2007 was $4.7 million compared to $2.5 million for the 16 months ended September 30, 2006. The Normalized EBITDA for the 15 months ended December 31, 2007 benefited from the one time takeover costs of $0.8 million related to the acquisition of A&K.
Capital expenditures of $0.1 million for the 15 months ended December 31, 2007 and $0.1 million for the 16 months ended September 30, 2006 were not significant.
Concrete
Concrete’s gross margin for the 15 months ended December 31, 2007 was $9.4 million or 25% on revenues of $37.8 million. This compares with a gross margin for the 16 months ended September 30, 2006 of $5.1 million or 20% on revenues of $25.1 million. The growth in revenues of 50% and related gross margin of 82% reflect the growth of Concrete’s business in 2006 and 2007 which benefited from the strong Alberta economy.
Included in Concrete’s results for the 15 months ended December 31, 2007 are the revenues and costs of Con-Forte’s 50% participation in the Joint Venture. This joint venture contributed $2.0 million of gross margin on revenues of $5.3 million. For the 16 months ended September 30, 2006 this joint venture contributed gross margin of $0.1 million on revenues of $1.2 million.
Concrete’s general and administrative expenses were $1.4 million for the 15 months ended December 31, 2007 which are comparable to the $1.6 million for the 16 months ended September 30, 2006.
Millwork
Millwork’s gross margin for the 15 months ended December 31, 2007 was a loss of $0.4 million or 0.5% on revenues of $8.0 million. This reflects nine months of operations since its acquisition of A&K on April 1, 2007.

Liquidity and Capital Resources
At June 30, 2008, Plumb-Line had net working capital of $7.3 million compared to $4.9 million at December 31, 2007 and $6.3 million at June 30, 2007. The net working capital at June 30, 2008 includes a net $1.2 million payable to related parties and bank indebtedness and current portion of capital leases totaling $3.1 million.
At June 30, 2008, Plumb-Line had two lines of credit available totaling $3.9 million. Con-Forte had a line of credit totaling $2.4 million of which $1.5 million was drawn at June 30, 2008, compared to drawings of $1.9 million at December 31, 2007. A&K’s operating line of credit totals $1.5 million of which $1.3 million was drawn at June 30, 2008, compared to drawings of $1.4 million at December 31, 2007. Subsequent to June 30, 2008, A&K renewed this facility and deposited $0.8 million with the lender to rectify certain covenants that had been breached as at June 30, 2008. Con-Forte also had capital lease commitments totaling $0.5 million at June 30, 2008 of which $0.2 million is due in the next 12 months. Plumb-Line had no long term debt at June 30, 2008, December 31, 2007 or June 30, 2007.
Plumb-Line had reported net income in all periods in the Financial Statements and is expected to continue to be profitable after the Reorganization. Plumb-Line had net cash from (used in) operations as follows:

($000)
Six months ended June 30, 2008	6
Six months ended June 30, 2007	331
15 months ended December 31, 2007	(967)
16 months ended September 30, 2006	1,855
Plumb-Line can experience swings in working capital resulting from changes in accounts receivable, accounts payable and inventory. This variability is common in the construction industry, which is project driven. Any shortfalls in working capital are funded by the lines of credit discussed above. The $1.1 million used in operations for the 15 months ended December 31, 2007 includes an $8.6 million use of cash related to accounts receivable partially offset by a favourable source of cash from accounts payable of $4.0 million. This use of funds reflects the strong growth of the business in this period where the collection of accounts receivable for new contracts will lag behind the payment of related operating costs.
On July 25, 2008, Plumb-Line entered into a letter agreement with a major financial institution whereby the financial institution has made a commitment to provide credit facilities to Plumb-Line. Pursuant to the terms of the agreement, Plumb-Line may borrow up to $30 million under an acquisition term loan to finance the acquisitions of Four Star and Asty. Monthly repayment of principal, based on a five year amortization period, will commence in April 2009. Any outstanding principal is due at the end of the three year term. The agreement also provides for a revolving operating loan with a $10 million limit and a maturity term of one year. Both loans bear interest at prime plus a margin of between 0.5% to 1.0%. The agreement contains covenants, including financial covenants, and the loans will be secured by a general security agreement with the assets of Con-Forte, Four Star and Asty.
Upon completion of the Reorganization, Plumb-Line will continue operations as a public company and will have access to the financial assets of Westaim including cash and cash equivalents, which amounted to $12.6 million at June 30, 2008, and Westaim’s investment in asset-backed commercial paper, which had an estimated fair value of $6.0 million at June 30, 2008. In addition, at June 30, 2008, Westaim and its subsidiaries, excluding Nucryst, had approximately $100 million in tax pools, consisting primarily of non-capital losses. These pools may be utilized by the New Westaim group of entities to shelter future taxable income. These financial resources will be used to fund the future consolidated operations of Plumb-Line and may be used to fund future strategic acquisitions.
Outlook
Plumb-Line’s current Con-Forte operations for the next 12 months are expected to be consistent with recent performance. The slowdown in the Alberta economy is not expected to have a significant impact on revenues and gross margin, although revenue growth will not be as significant as experienced in the past two years. A reduction in residential work is expected to be offset by commercial projects and government infrastructure projects. It is the intent of Plumb-Line to divest A&K in the fourth quarter of 2008. No significant gain or loss is expected from this divestiture. The completion of the proposed reorganization will see Plumb-Line transition into a publicly listed integrated construction services company. This will provide New Westaim with a well capitalized business that management believes will continue to be profitable.
Capital Expenditures
Plumb-Line has no material capital commitments as at June 30, 2008.
Selected Consolidated Financial Information
The following table sets forth certain financial information for Plumb-Line for the three and six months ended June 30, 2008 and June 30, 2007, the 15 months ended December 31, 2007, the four months ended September 30, 2006, and the 12 months ended May 31, 2006.

						Four
					15 Months	Months	12 Months
	Three Months Ended		Six Months Ended		Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,	December	September	May 31,
($000)	2008	2007	2008	2007	31, 2007	30, 2006	2006

Revenues	$10,976	$10,867	$23,895	$17,414	$45,831	$8,213	$16,936
Net income	1,112	1,632	4,071	2,112	3,569	1,244	352
Distributions to unitholders	$760	$1,322	$1,508	$1,322	$2,798	—	—

	June 30,	June 30,	December	September	May 31,
($000)	2008	2007	31, 2007	30, 2006	2006

Total assets	$19,900	$16,041	$15,682	$10,751	$9,154
Long-term financial liabilities	$302	—	$160	$2,257	$233
Contractual Obligations — Payments Due by Period
Plumb-Line’s contractual commitments as at June 30, 2008 are as follows:

	Payments due by Period
		Less than			More than
($000)	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Operating lease obligations	$2,234	$597	$1,058	$579	$—
Capital leases	478	176	166	136	—
Supplier purchase obligations	—	—	—	—	—

	$2,712	$773	$1,224	$715	$—

Unitholders’ Capital
Plumb-Line unitholders’ capital is as follows:

	Units	$000

Authorized
Unlimited number of units
Issued
Issued upon indenture, September 29, 2006	1	—

Balance, September 30, 2006	1	—

Canceled during the period	(1)	—
Issued during the period (1)	3,787,604	4,834

Balance, December 31, 2007	3,787,604	4,834

Issued during the period (2)	120,966	1,210

Balance, June 30, 2008	3,908,570	6,044

Notes:

(1)	On December 24, 2006, 3,304,500 units were issued at $0.001/unit for total proceeds of $3,305. During the first three months of 2007, 281,893 units were issued at $10/unit for total proceeds of $2,818,930. During the three months ended June 30, 2007, 102,300 units were issued at $10/unit for total proceeds of $1,023,000. During the six months ended December 31, 2007, 98,911 units were issued at $10/unit for total proceeds of $989,110.

(2)	During the three months ended March 31, 2008, 50,557 units were issued at $10/unit for total proceeds of $505,570 and during the three months ended June 30, 2008, 70,409 units were issued at $10/unit for total proceeds of $704,090.
It is Plumb-Line’s policy to allocate the net income of Plumb-Line to unitholders. Distributions since the inception of Plumb-Line are as follows:

($000)
15 months ended December 31, 2007	2,798
Six months ended June 30, 2008	1,508

Total Distributions	4,306

Upon successful completion of the Reorganization, the continuing business will be a public company and, as a result, payments to unitholders have been discontinued.
Contingencies
As part of its ongoing operations, Plumb-Line has provided an unlimited general application and indemnification to AXA Pacific Insurance Company for contract bonds.
Financial Instruments
The financial instruments of Plumb-Line and their accounting treatment are disclosed in note 22 of the Financial Statements.
Related-Party Transactions
The related party transactions of Plumb-Line are disclosed in notes 15 and 16 of the Financial Statements.
Significant Accounting Policies
The Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting principles used in the Financial Statements are as follows:

Use of Estimates
Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Financial Statements, and the reported amounts of revenue and expenses during the reported period. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. Provisions are made for slow moving and obsolete inventory as well as warranty and after-sales service costs. Amortization is based on the estimated useful lives of property, equipment and revenue producing properties. Actual results could differ from these estimates.
Estimates primarily arise in the calculation of estimated useful lives of the capital assets and the determination of the percentage of completion basis.
Cash and Cash Equivalents
Cash and cash equivalents include cash, term deposits and marketable securities with original maturities of three months or less.
Inventory
Millwork material is comprised of lumber, molding, hardware and sundry materials valued at the lower of cost, computed on a first-in first-out basis, and net realizable value.
Construction inventory is comprised of sundry materials valued at lower of cost or market using the weighted average method.
Variable Interest Entities
Pursuant to the requirements of AcG-15, Consolidation of Variable Interest Entities and EIC-157, Implicit Variable Interests under AcG-15, Plumb-Line has consolidated those entities in which it has a variable interest, whether directly or implied through its relationships with other entities, and is the primary beneficiary. A variable interest entity (VIE) is one in which either the equity investment at risk is insufficient to permit the VIE to finance its activities without additional subordinated financial support, or the holders of the equity at risk lack the characteristics of a controlling financial interest. The primary beneficiary is defined as the party that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.
Investments in Joint Ventures
Investments in companies subject to joint control are accounted for using the proportionate consolidation method. Plumb-Line’s pro-rata share of the assets, liabilities, revenues and expenses of the Joint Venture have been combined on a line-by-line basis with similar items of Plumb-Line.
Property, Equipment and Revenue Producing Property
Property, equipment and the revenue producing property are initially recorded at cost. Depreciation is calculated using the following rates and methods intended to amortize the cost of assets over their estimated useful lives.

Forming equipment	20 years	straight-line
Heavy equipment	20 years	straight-line
Construction equipment	20%	declining-balance
Office equipment	20%	declining-balance
Automotive equipment	30%	declining-balance
Computer equipment	30%	declining-balance

Depreciation on the revenue producing property included in the Financial Statements is calculated over the assets estimated useful life using the declining-balance method at a rate of 4% per year.
Depreciation on leasehold improvements included in the Financial Statements is calculated over the assets estimated useful life using the straight-line method over 20 years.
Long Lived Assets
Long-lived assets consist of property, equipment and revenue producing property. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.
Plumb-Line performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the asset’s carrying amount. Impairment is measured as the amount by which the asset’s carrying value exceeds its fair value. Any impairment is included in earnings for the period.
Discounted cash flows are used to measure fair value of long-lived assets.
Leases
A lease that transfers substantially all of the benefits and risks of ownership is classified as a capital lease. At the inception of a capital lease, an asset and a payment obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Assets under capital leases are amortized as indicated in the above capital assets policy note, over their estimated useful lives. All other leases are accounted for as operating leases and rental payments are expensed as incurred.
Revenue Recognition
Plumb-Line recognizes revenue on the percentage-of-completion basis, whereby revenue is recognized proportionately with the degree of completion of services contracted. There is a 10% holdback on all jobs. This holdback can be collected 45 days after completion of the job. Holdbacks are recorded in accounts receivable on the balance sheets.
Future Income Taxes
Plumb-Line is an inter vivos trust for Canadian income tax purposes and is taxable only on income that is not distributed or distributable to unitholders. Plumb-Line is required to distribute all of its income and capital gains that would otherwise be taxable in Plumb-Line to unitholders. Should Plumb-Line incur any income taxes in the future, the funds available for distribution would be reduced accordingly. Future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurred.
Plumb-Line follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.
Foreign Currency Translation
Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net income for the current period.
Future Accounting Pronouncements
In 2006, Canada’s Accounting Standards Board (“ACSB”) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards (“IFRS”) over a transitional period. In February 2008, the ACSB confirmed January 1, 2011 as the date that Canadian public entities will be required to start reporting under IFRS. Companies will be required to provide qualitative disclosure on the key elements and timing of their transition plan to IFRS no later than their 2008 annual Management Discussion and Analysis. Qualitative disclosure of the impact of the transition is required in companies’ 2009 interim and annual Management Discussion and Analysis. Comparative financial information for 2010 will be required when companies begin reporting 2011 results under IFRS. The impact of this transition on Plumb-Line’s consolidated financial statements has not yet been determined; however, Management continues to monitor these regulatory developments.
In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Plumb-Line will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. Plumb-Line is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.
Changes in Accounting Policies
Effective October 1, 2006, Plumb-Line adopted the following new accounting standards issued by the CICA:
Financial Instruments
Plumb-Line adopted CICA Handbook Sections 1530 — Comprehensive Income (“Section 1530”), 3251 - Equity (“Section 3251”), 3855 — Financial Instruments — Recognition and Measurement (“Section 3855”), and 3865 — Hedges (“Section 3865”). Plumb-Line has adopted these standards retrospectively without restatement; accordingly, comparative amounts for prior periods have not been restated.
Section 1530 establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to cash flow hedges or available-for-sale financial assets, outside of net income, in a statement of comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity of Plumb-Line arising from transactions and other events and circumstances, except those resulting from owner investment and distribution. Accumulated other comprehensive income (loss) is separately disclosed as a component of equity.
Transitional provisions require that any cumulative gains and losses arising from translation of a self-sustaining foreign operation, appraisal increase credits and donations from non-owners, be reclassified as accumulated other comprehensive income, and that prior period comparative figures be restated. Plumb-Line had no items requiring reclassification to accumulated other comprehensive income.
Section 3251 establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income.
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. It requires that all financial assets and financial liabilities be recognized on the consolidated balance sheet when Plumb-Line becomes a party to the contractual provisions of the financial instrument. Under Section 3855, all financial assets and financial liabilities are initially recognized at fair value.

Subsequent measurement depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied as well as the accounting for each of the permitted hedging strategies. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, when the derivative is terminated or sold, or upon the sale or early termination of the hedged item.
Effective October 1, 2006, Plumb-Line has classified all of its financial assets as loans and receivables with the exception of cash and cash equivalents, which has been classified as held-for-trading by its nature, and all of its financial liabilities as other financial liabilities. Financial assets classified as loans and receivables and financial liabilities classified as other financial liabilities are measured at amortized cost using the effective interest method. Plumb-Line has adopted a policy under the new standard of expensing all transaction costs as incurred. Regular way purchases and sales of financial assets are recognized on the settlement date, the date on which Plumb-Line receives or delivers the asset. Plumb-Line has reviewed contracts entered into or modified subsequent to June 1, 2002 and determined that Plumb-Line does not currently have any significant embedded derivatives in these contracts that require separate accounting and disclosure. There were no transactions resulting in other comprehensive income for the periods ended December 31, 2007 and June 30, 2008. There were no transition adjustments resulting in an adjustment to either undistributed income or accumulated other comprehensive income as at October 1, 2006. Plumb-Line does not have any transactions which qualify for hedge accounting.
Accounting Changes
Plumb-Line adopted CICA Handbook Section 1506 — Accounting Changes (“Section 1506”). Section 1506 requires that voluntary changes in accounting policies be made only if the changes result in financial statements that provide more reliable and more relevant information. It also requires prior period errors to be corrected retrospectively. The adoption of Section 1506 did not have a material impact on Plumb-Line’s Financial Statements.
Effective January 1, 2008, Plumb-Line adopted the following new accounting standards issued by the CICA:
Section 3862 — Financial Instruments — Disclosures modifies the disclosure requirements for financial instruments that were included in old Section 3861 Financial Instruments — Disclosure and Presentation (“Section 3861”). The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:
•	the significance of financial instruments for the entity’s financial position and performance;

•	the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date; and

•	how the entity manages those risks.
Section 3863 — Financial Instruments — Presentation carries forward unchanged the presentation requirements of the old Section 3861 “Financial Instruments — Disclosure and Presentation.
Capital Disclosures
Section 1535 — Capital Disclosures establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require an entity to disclose the following:
•	Its objectives, policies and processes for managing capital;

•	Summary quantitative data about what it manages as capital;

•	Whether during the period it complied with any externally imposed capital requirements to which it is subject; and

•	When the entity has not complied with such requirements, the consequences of such non-compliance.

Inventory
Section 3031 — Inventories provides guidance on the measurement and disclosure of inventories. The new recommendation establishes that inventories should be measured at the lower of cost and net realizable value and provides guidance on the determination of cost. There was no material impact on the Financial Statements from the adoption of the new accounting recommendations.
Key Risks and Uncertainties
For a description of the risks and uncertainties affecting the business of Plumb-Line and New Westaim following the Reorganization see “Risk Factors” disclosure included in this Circular.
Selected Pro Forma Financial Information
Certain selected pro forma consolidated financial information for New Westaim following completion of the Transactions is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Westaim after giving effect to the Transactions as at and for the six months ended June 30, 2008 and the year ended December 31, 2007 included in Appendix H of this Information Circular.
The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The selected pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Transactions actually occurred at the times contemplated under the Transactions or of the results expected in future periods.

	Pro Forma Six months ended June 30, 2008			Pro Forma Year ended December 31, 2007
	($000’s except share and per share data)			($000’s except share and per share data)
	Construction			Construction
Pro Forma Statement of operations	Services (note 1)	Other (note 2)	Total	Services (note 1)	Other (note 2)	Total

Revenues	$62,500	$9,962	$72,462	$163,904	$31,830	$195,734
Direct costs	43,031	6,447	49,478	111,825	14,617	126,442

Gross margin	19,469	3,515	22,984	52,079	17,213	69,292

Gross margin %	31%	35%	32%	32%	54%	35%

Expenses
General and administrative	6,852	4,668	11,520	14,916	9,348	24,264
Contributions to Employee Profit Sharing Plan	—	—	—	307	—	307
Construction management salaries and bonus	9,653	—	9,653	18,141	—	18,141
Research and development	—	2,570	2,570	—	6,356	6,356
Depreciation and amortization	1,386	939	2,325	2,659	2,093	4,752
Corporate costs	—	2,441	2,441	—	10,856	10,856

Income (loss) before undernoted items	1,578	(7,103)	(5,525)	16,056	(11,440)	4,616

Dilution gain	—	6,000	6,000	—	4,525	4,525
Gain on sale of investment	—	534	534	—	—	—
Change in fair value of third party asset-backed commercial paper	—	—	—	—	(4,048)	(4,048)
Loss on sale of third party asset-backed commercial paper	—	—	—	—	(1,067)	(1,067)
Write down of capital assets an intangible assets	—	—	—	—	(1,203)	(1,203)
Gain on sale of investment	—	—	—	—	2,648	2,648
Gain on sale of capital assets	—	—	—	—	8,722	8,722
Loss on issuance of shares of subsidiary	—	(25)	(25)	—	(134)	(134)
Non-controlling interest	—	1,042	1,042	—	1,293	1,293
Net interest (expense) income	(1,733)	387	(1,346)	(3,484)	1,822	(1,662)
Foreign exchange gain (loss)	—	508	508	(15)	(3,804)	(3,819)
Other income	5	—	5	2		2

Pro forma net (loss) income before income taxes	(150)	1,343	1,193	12,559	(2,686)	9,873

Income taxes
Current	130	3	133	2,673	144	2,817
Future	83	—	83	98	—	98

	213	3	216	2,771	144	2,915

Pro forma net (loss) income	$(363)	$1,340	$977	$9,788	$(2,830)	$6,958

Pro forma net (loss) income per common share - basic and fully-diluted	$(0.02)	$0.07	$0.05	$0.52	$(0.15)	$0.37

Weighted average number of shares outstanding	18,850,000	18,850,000	18,850,000	18,850,000	18,850,000	18,850,000

Notes:

(1)	Construction Services represents the pro forma financial results of Plumb-Line, F&D, Four Star, Asty, and Nascor. The financial statements of Plumb-Line exclude A&K, the assets of which are contemplated under the Reorganization Agreement to be disposed of in the fourth quarter of 2008.

(2)	Other represents the pro forma financial results of Westaim which is primarily the results of its 74.5% owned subsidiary, Nucryst, and excludes the discontinued operations of iFire, the assets of which are expected to be sold in the fourth quarter of 2008.
Selected Adjusted Pro Forma Financial Information
Certain selected adjusted pro forma financial information for New Westaim following completion of the Transactions is set forth in the following table. Such information should be read in conjunction with the selected pro forma consolidated financial information set forth above.
The adjustments included in the adjusted pro forma financial information are described in the notes to the adjusted pro forma financial information and reflect items that adjust the pro forma financial information for activities that are expected to impact the consolidated financial results of New Westaim on an ongoing basis.
The selected adjusted pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Transactions actually occurred at the times contemplated under the Transactions or of the results expected in future periods.

	Pro Forma Six months ended June 30, 2008			Pro Forma Year ended December 31, 2007
	($000’s except share and per share data)			($000’s except share and per share data)
	Construction			Construction
Additional Pro Forma Financial Information	Services (note 1)	Other (note 2)	Total	Services (note 1)	Other (note 2)	Total

Pro Forma EBITDA (note 3)

Pro forma net (loss) income	$(363)	$1,340	$977	$9,788	$(2,830)	$6,958
Income taxes	213	3	216	2,771	144	2,915
Net interest	1,733	(387)	1,346	3,484	(1,822)	1,662
Depreciation and amortization	1,386	939	2,325	2,659	2,093	4,752
Dilution gain	—	(6,000)	(6,000)	—	(4,525)	(4,525)
Gain on sale of investment	—	(534)	(534)	—	—	—
Change in fair value of third party asset-backed commercial paper	—	—	—	—	4,048	4,048
Loss on sale of third party asset-backed commercial paper	—	—	—	—	1,067	1,067
Write down of capital assets and intangible assets	—	—	—	—	1,203	1,203
Gain on sale of investment	—	—	—	—	(2,648)	(2,648)
Gain on sale of capital assets	—	—	—	—	(8,722)	(8,722)

Pro forma EBITDA	$2,969	$(4,639)	$(1,670)	$18,702	$(11,992)	$6,710

Pro Forma Adjusted Net Income (note 4)

Pro forma net (loss) income	$(363)	$1,340	$977	$9,788	$(2,830)	$6,958

Lease expense (note 5)	(354)	—	(354)	(1,416)	—	(1,416)
Construction management salaries and bonus (note 6)	8,355	—	8,355	15,545	—	15,545
Corporate costs (note 7)	(1,500)	2,441	941	(3,000)	10,856	7,856

Total adjustments	6,501	2,441	8,942	11,129	10,856	21,985

Pro forma adjusted net income	$6,138	$3,781	$9,919	$20,917	$8,026	$28,943

Pro forma adjusted net income per common share - basic and fully-diluted	$0.33	$0.20	$0.53	$1.11	$0.43	$1.54

Weighted average number of shares outstanding	18,850,000	18,850,000	18,850,000	18,850,000	18,850,000	18,850,000

Pro Forma Adjusted EBITDA (note 3)

Pro forma EBITDA	$2,969	$(4,639)	$(1,670)	$18,702	$(11,992)	$6,710

Lease expense (note 5)	(354)	—	(354)	(1,416)	—	(1,416)
Construction management salaries and bonus (note 6)	8,355	—	8,355	15,545	—	15,545
Corporate costs (note 7)	(1,500)	2,441	941	(3,000)	10,856	7,856

Total adjustments	6,501	2,441	8,942	11,129	10,856	21,985

Pro forma adjusted EBITDA	$9,470	$(2,198)	$7,272	$29,831	$(1,136)	$28,695

Notes:

(1)	Construction Services represents the pro forma financial results of Plumb-Line, F&D, Four Star, Asty, and Nascor. The financial statements of Plumb-Line exclude A&K, the assets of which are contemplated under the Reorganization Agreement to be disposed of in the fourth quarter of 2008.

(2)	Other represents the pro forma financial results of Westaim which is primarily the results of its 74.5% owned subsidiary, Nucryst, and excludes the discontinued operations of iFire, the assets of which are expected to be sold in the fourth quarter of 2008.

(3)	EBITDA represents net income before net interest expense, income taxes, depreciation and amortization and non-recurring items, and is a non-GAAP measure used by Management to measure cash flow before changes in non-cash working capital, taxes and financing costs. Non-recurring items are generally the results of one-time events that distort the financial results that are used by Management to measure financial performance. Pro forma adjusted EBITDA represents EBITDA adjusted to reflect a reduction of owner-manager salaries and bonuses, additional facility lease costs and future public company costs.

(4)	Pro forma adjusted net income represents pro forma net income adjusted to reflect a reduction of owner-manager salaries and bonuses, additional facility lease costs and future public company costs.

(5)	On March 31, 2008, Nascor sold land and buildings to a related party and leased these assets back at lease rates that approximate market rates. The total annual minimum rent amounts to $1.4 million and has been added to operating expenses on an annualized basis.

(6)	Management bonuses were paid historically to the owners of the construction services businesses based on tax planning strategies. These bonuses will not be paid after completion of the Reorganization, and will be replaced with annual compensation as agreed to in the purchase agreements for each individual business. This adjustment reflects the annualized difference between actual bonuses paid and expected future salaries and bonuses.

(7)	Corporate costs in Other are the administrative costs of Westaim. These costs include one time Reorganization costs, including severance costs amounting to $4.9 million for the 12 months ended December 31, 2007 and $0.3 million for the six months ended June 30, 2008. In addition, these costs include costs relating to stock-based compensation of Westaim, including stock-based compensation plans amounting to $1.9 million for the year ended December 31, 2007 and $0.2 million for the six months ended June 30, 2008 that will be discontinued and replaced with new stock-based compensation plans subsequent to the Reorganization that have not been finalized. The corporate costs relating to Westaim have therefore been replaced with the estimated incremental public company costs that the restructured organization will incur.

Consolidated Capitalization
The following table sets forth the consolidated capitalization of Westaim as at December 31, 2007 before giving effect to the Transactions, and as at June 30, 2008 before and after giving effect to the Transactions on a pro forma basis. See also Appendix H.

	Outstanding as at	Outstanding as at	Outstanding as at
	December 31, 2007	June 30, 2008 before	June 30, 2008 after giving
	before giving effect to	giving effect to the	effect to the Transactions
	the Transactions	Transactions	(Pro Forma)
	(000’s)	(000’s)	(000’s) (1)

Long Term Debt and Bank Debt	$Nil	$Nil	$55,022

Westaim Shares	$426,262 (94,136 Westaim Shares)	$426,280 (94,215 Westaim Shares)	$57,223 (2) (18,850 New Westaim Shares)(2)

Notes:

(1)	Long Term Debt and Bank Debt of $55.0 million include (i) current bank indebtedness of $0.7 million, (ii) current and non-current portions of long-term debt of $32.7 million, (iii) current and non-current portions of obligations under capital leases of $0.5 million, and (iv) current and non-current indebtedness to related parties of $21.1 million. Included in the current and non-current portions of long-term debt of $32.7 million is an acquisition term loan of $30.0 million committed by a major bank, and included in current and non-current indebtedness to related parties of $21.1 million is $18.6 million owing to Arcticor, the former parent of Nascor. For a description of the acquisition term loan and the debt owed to Arcticor, see Note 4(i) to the unaudited pro forma consolidated financial statements attached hereto as Appendix H.

(2)	For purposes of arriving at the share capital and the post-Consolidation number of New Westaim Shares outstanding following completion of the Transactions, it is assumed that the Equity Financing is completed at an Equity Financing Offering Price of $12.00.
At December 31, 2007, there were 4,448,598 Westaim Options and 260,070 Westaim restricted share units (“Westaim RSUs”) outstanding and at June 30, 2008, there were 4,198,597 Westaim Options and 101,876 Westaim RSUs outstanding. All of the outstanding Westaim Options and Westaim RSUs will either be exercised or cancelled at closing.
There have been no material changes in the share capitalization or indebtedness of Westaim since June 30, 2008.
iFire has issued 486,301 warrants to Technology Partnership Canada to purchase 486,301 common shares of iFire exercisable at a strike price of $12.92 per common share for aggregate consideration of $6.3 million. The warrants expire on December 31, 2011 and, at June 30, 2008, represented approximately 0.5% of the outstanding common shares of iFire.
Description of Securities
Following completion of the Reorganization, New Westaim will be authorized to issue an unlimited number of New Westaim Shares, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. Holders of New Westaim Shares will be entitled to one vote per share at meetings of shareholders of New Westaim and, subject to the preferential rights of holders of Class A and Class B preferred shares, to dividends if, as and when declared by the board of directors.

Dividend Policy
The board of directors of New Westaim will determine the actual timing, payment and amount of dividends, if any, that may be paid by New Westaim from time to time based upon, among other things, the cash flow, results of operations and financial conditions of New Westaim, the need for funds to finance ongoing operations and other business considerations as the board of directors of New Westaim considers relevant. It is the present intention that New Westaim will retain all future earnings for use in its business and will not pay cash dividends on the New Westaim Shares in the foreseeable future. See “Risk Factors — Dividends”.
Directors and Officers
Concurrent with the completion of the Reorganization the board of directors of New Westaim will be reconstituted such that the members of the board will be Messrs. Marco DeDominicis, Gerald Berkhold, David Hall, Frank King, Jack Lee and Gerald Romanzin. Of those individuals, only Mr. Frank King is a current director of Westaim. The term of office for each of the directors will expire at the time of the next annual meeting of the shareholders of New Westaim. In addition, concurrent with the completion of the Reorganization all of the existing officers of Westaim will resign and the individuals identified below, including Mr. DeDominicis, will be appointed as officers of New Westaim. Although Messrs. Fitch and Greer, who are existing officers of Westaim, and Ms. Nunes who is an employee of Westaim, will resign their offices or positions concurrent with the completion of the Reorganization, it is intended that they will be reappointed as officers of New Westaim on an interim basis initially, in the case of Mr. Fitch, for a period of 90 days, and in the case of Mr. Greer and Ms. Nunes, until June 30, 2009, while New Westaim completes an ongoing process of locating and evaluating candidates for its new executive team. Upon completion of the Transactions, and assuming an Equity Financing Offering Price of $12.00, the executive officers and directors of New Westaim as a group will beneficially own, or control or direct, directly and indirectly, a total of approximately 7.47 million New Westaim Shares, representing approximately 39.6% of the outstanding New Westaim Shares.
The following table sets forth the names, municipalities of residence, positions held with New Westaim and principal occupations of the proposed directors and executive officers of New Westaim.

Name and Municipality	Director of New		Principal Occupations for the
of Residence	Westaim Since	Position(s) with New Westaim	Past Five Years

Marco DeDominicis Calgary, Alberta	N/A	Chairman, President and Chief Executive Officer	President of Plumb-Line Holdings Inc., the administrator of Plumb-Line. Prior thereto was President of Con-Forte Contracting Co. Ltd., predecessor to the business of Plumb-Line.

Gerald Berkhold Calgary, Alberta	N/A	Director	President of Atlas Concrete Inc., a personal holding company.

David Hall Calgary, Alberta	N/A	Director	President and Chief Operating Officer of Marble Point Energy Ltd. since 2005; prior thereto was President and Chief Operating Officer of Argo Energy Ltd. Marble Point Energy Ltd. is a private oil and gas company.

Frank King Calgary, Alberta	1996	Director	President of Metropolitan Investment Corporation, a private capital investment and management services company.

Jack Lee Calgary, Alberta	N/A	Vice Chairman	President of Facet Resources Ltd., a private investment company.

Gerald Romanzin Calgary, Alberta	N/A	Director	Independent businessman.

G.A. (Drew) Fitch Calgary, Alberta	N/A	Interim Executive Vice President and Chief Financial Officer	President and Chief Executive Officer of Westaim since May 2007; prior thereto was Senior Vice President and Chief Financial Officer of Westaim.

Philip R. Greer Calgary, Alberta	N/A	Interim Vice President and Corporate Controller	Controller of Westaim.

Cristina Nunes Calgary, Alberta	N/A	Interim Vice President, Corporate Finance and Tax	Director, Corporate Taxation of Westaim.
The following is a brief description of the proposed directors and management of New Westaim.
Marco DeDominicis, Chairman, President and Chief Executive Officer
Mr. DeDominicis has been President of Plumb-Line Holdings Inc., the administrator of Plumb-Line, since 2006 and prior thereto was President of Con-Forte Contracting Co. Ltd., predecessor to the business of Plumb-Line. Mr. DeDominicis has over 15 years of experience in the commercial concrete cast-and-place and residential formwork (cribbing) services industries. Mr. DeDominicis also serves on the boards of Tiger-Cat Energy Ltd. and Aqueous Capital Corp., both of which are listed on the TSX Venture Exchange, and has a Bachelor of Arts degree from Carleton University.
Gerald Berkhold, Director
Mr. Berkhold has been President of Atlas Concrete Inc. for over 20 years and has over 40 years experience in the construction services industry. Mr. Berkhold received his Bachelor of Commerce degree from the University of Alberta.

David Hall, Director
Mr. Hall is the President, Chief Operating Officer and a director of Marble Point Energy Ltd., a private oil and gas company. Prior thereto, Mr. Hall was President and Chief Operating Officer of Argo Energy Ltd., an Alberta based oil and gas company listed on the Toronto Stock Exchange. Mr. Hall has over 20 years experience in the oil and gas industry and has also served on numerous boards of public companies. Currently he is a director of Tiger-Cat Energy Ltd. and Aqueous Capital Corp., both of which are listed on the TSX Venture Exchange. Mr. Hall has a Bachelor of Science (Engineering) from the University of Alberta and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.
Frank King, Director
Mr. King is currently President of Metropolitan Investment Corporation, a private capital investment and management services company. Mr. King was formerly President and Chief Executive Officer of Turbo Resources Inc. and Chairman and Chief Executive Officer of the XV Olympic Winter Games in Calgary in 1988. He also currently serves on the boards of RioCan Real Estate Investment Trust and CanWest Global Communications Corp, both of which are listed on the TSX, and holds a Bachelor of Science in Chemical Engineering from the University of Alberta.
Jack Lee, Director
Mr. Lee is the President of Facet Resources Ltd., a private investment company, and is also Chairman of both Alaris Royalty Corp. and Sprott Inc. Mr. Lee also recently served as Chairman and Vice Chairman of Canetic Resources and Penn West Energy Trust, respectively, and has Bachelor of Arts and Bachelor of Commerce degrees from the University of Saskatchewan.
Gerald Romanzin, Director
Mr. Romanzin is an independent businessman and serves on a number of boards, including Crescent Point Energy Trust, Petrowest Energy Services Trust, Cadence Energy Inc., Trimac Transportation Services and Trimac Income Fund. From 1999 to 2002, Mr. Romanzin was Executive Vice President of the TSX Venture Exchange, and also served briefly as acting President. Mr. Romanzin is a member of the Institute of Chartered Accountants of Alberta and has a Bachelor of Commerce degree from the University of Calgary.
G.A. (Drew) Fitch, Interim Executive Vice President and Chief Financial Officer
Mr. Fitch is currently President and Chief Executive Officer and a director of Westaim. Mr. Fitch was Senior Vice President, Finance and Chief Financial Officer of Westaim from January 1997 to May 2007. Prior to joining Westaim, Mr. Fitch was Executive Vice President and Chief Financial Officer of Western Star Trucks Holdings Ltd. and Senior Vice President, Finance and Chief Financial Officer of Canadian Airlines Corporation. Mr. Fitch is a Chartered Accountant with an MBA from the Schulich School of Business and a Bachelor of Science from Trent University.
Philip R. Greer, Interim Vice President and Corporate Controller
Mr. Greer has over 25 years of experience in public company financial accounting and reporting. Mr. Greer has been with Westaim since 2000, and has been the Controller of Westaim since 2003. Mr. Greer is a member of the Institute of Chartered Accountants of Alberta and has Bachelor of Science and Bachelor of Commerce degrees from the University of Manitoba.
Cristina Nunes, Interim Vice President, Corporate Finance and Tax
Ms. Nunes is currently Director, Corporate Taxation of Westaim. Prior to joining Westaim in May 1998, Ms. Nunes was Senior Tax Manager at KPMG LLP. Ms. Nunes is a Chartered Accountant and a Certified Management Accountant and holds a Bachelor of Commerce degree from the University of Calgary.

Cease Trade Orders
No proposed director or executive officer of New Westaim is, or within the 10 years prior to the date hereof has been, a director or chief executive officer or chief financial officer of any issuer that, while that person was acting in that capacity or as a result of an event that occurred while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Penalties or Sanctions
No proposed director or executive officer of New Westaim or a shareholder holding a sufficient number of New Westaim Shares to affect materially the control of New Westaim, has (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or has entered into a settlement agreement with a Canadian securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Bankruptcies
No proposed director or executive officer of New Westaim or a shareholder holding a sufficient number of New Westaim Shares to affect materially the control of New Westaim (i) is, or within the 10 years prior to the date hereof has been, a director or executive officer of any issuer that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the issuer’s assets; or (ii) has, within the 10 years prior to the date hereof, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.
Conflicts of Interest
Other than as set forth herein, including the documents incorporated by reference, there are no known existing or potential material conflicts of interest among New Westaim or a subsidiary of New Westaim and their respective directors or officers as a result of their outside business interests, except that certain of the proposed directors and officers of New Westaim serve as directors and/or officers of other companies which may be involved in the industries in which New Westaim and its subsidiaries will participate and therefore it is possible that a conflict may arise between their duties as a director or officer of New Westaim or a subsidiary of New Westaim and their duties as a director and/or officer of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under, the ABCA.
Executive Compensation
For a description of the compensation paid to certain officers of Westaim and the directors of Westaim during its most recently completed financial year and a summary of its compensation policies and practices, please see “Statement of Executive Compensation” in the information circular and proxy statement of Westaim relating to the annual meeting of shareholders of Westaim held on May 13, 2008 incorporated by reference herein. Following completion of the Reorganization, the board of directors of New Westaim will determine the compensation policies and practices of New Westaim going forward, including the compensation of its executive officers and directors.
Following completion of the Reorganization, New Westaim will enter into employment agreements with each of its senior officers on terms and conditions subject to approval by the board of directors. It is expected that the agreements will provide for a base salary, together with cash performance bonuses and such other incentives (including, without limitation, the grant of New Westaim Options and New Westaim RSUs) as may be determined from time to time by the board of directors or a committee thereof. It is anticipated that the other terms and conditions of the agreements, including the termination, severance, change of control and non-competition arrangements, will be consistent with employment agreements for senior executives of comparable entities.
Indebtedness of Directors and Officers
At the date of this Information Circular and immediately following the completion of the Transactions, no individual who is, or who at any time since the incorporation of Westaim has been, a director or executive officer of Westaim, nor any proposed director or executive officer of New Westaim (or an associate of any such individuals): (i) is or will be indebted to Westaim or a subsidiary of Westaim (other than in respect of routine indebtedness); or (ii) has or will have indebtedness to another entity that is or will be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Westaim or a subsidiary of Westaim.
Committees of The Board Of Directors of New Westaim and Corporate Governance Practices
It is anticipated that following completion of the Reorganization the committees of the Westaim Board, including the audit committee, will be reconstituted. The existing charter of the audit committee is attached as Appendix “A” to Westaim’s annual information form for the year ended December 31, 2007 incorporated by reference herein.
Corporate Governance Practices
A description of Westaim’s current corporate governance practices is set forth under “Statement of Corporate Governance” in the information circular and proxy statement of Westaim relating to the annual meeting of shareholders of Westaim held on May 13, 2008 incorporated by reference herein. It is anticipated that following completion of the Reorganization, the reconstituted board of directors will review Westaim’s corporate governance practices and policies and make such changes as it determines necessary or appropriate, if any, in light of the business, size and structure of New Westaim, the composition of New Westaim’s reconstituted management team, and applicable securities and corporate laws and stock exchange rules.
Principal Holders of New Westaim Shares
To the knowledge of Westaim, upon completion of the Transactions, no person or company will beneficially own, or control or direct, directly or indirectly, New Westaim Shares carrying 10% or more of the outstanding voting rights attached to the New Westaim Shares, other than the following:

		Number of New	% of Outstanding New
		Westaim Shares	Westaim Shares
Shareholder	Type of Ownership	Owned(3)	Owned(3)

Marco DeDominicis(2)	See Note 1	7,720,159(1)	40.96%

Arcticor Structures Limited Partnership	Beneficially and of Record	2,690,583	14.27%

Notes:

(1)	Includes (i) 3,294,409 New Westaim Shares which will be owned by Mr. DeDominicis personally, (ii) 2,525,618 New Westaim Shares that will be owned by Mr. DeDominicis’ spouse, and (iii) 1,902,631 New Westaim Shares that will be held by Mr. DeDominicis and his spouse in trust for his children.

(2)	Mr. DeDominicis beneficially owns, or controls or directs, directly or indirectly, approximately 22% of the outstanding voting limited partnership units of Arcticor.

(3)	Assumes an Equity Financing Offering Price of $12.00.
To the knowledge of Westaim, none of the New Westaim Shares will be subject to a voting trust or similar agreement.

Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer
To the knowledge of Westaim, upon completion of the Transactions no New Westaim Shares will be held in escrow, nor will any of the New Westaim Shares be subject to any contractual restrictions on their transfer.
Prior Sales
The following table and notes thereto summarizes the issuances by Westaim of Westaim Shares or securities convertible into Westaim Shares in the 12-month period prior to the date of this Information Circular.

Date	Securities	Price per Security	Number of Securities
December 5, 2007	Westaim Options(1)	N/A	257,200
January 8, 2008	Westaim Options(2)	N/A	10,000
January 15, 2008	Westaim Shares(3)	$0.22	60,334
March 3, 2008	Westaim Shares(3)	$0.24	18,763

Notes:

(1)	The Westaim Options were issued to a director and an officer of Westaim and have an exercise price of $0.22.

(2)	The Westaim Options were issued to a director of Westaim and have an exercise price of $0.28.

(3)	The Westaim Shares were issued in settlement of Westaim RSUs.
Price Range and Volume of Trading of Westaim Shares
The Westaim Shares are listed and posted for trading on the TSX under the symbol “WED”. The following table sets forth the price range and trading volumes for the Westaim Shares on the TSX as reported by the TSX for the periods indicated:

Date	High ($)	Low ($)	Trading Volume
2007
October	0.50	0.36	3,831,067
November	0.42	0.17	5,720,286
December	0.30	0.21	5,009,655
2008
January	0.30	0.23	2,087,199
February	0.30	0.24	9,692,557
March	0.28	0.23	1,452,106
April	0.32	0.22	9,535,462
May	0.28	0.22	5,017,004
June	0.28	0.23	1,533,015
July	0.26	0.21	1,762,787
August	0.28	0.23	2,164,667
September	0.27	0.21	7,227,583
October (1 - 7)	0.27	0.19	1,827,204
Interests of Management and Others in Material Transactions
Except as otherwise disclosed elsewhere herein including, without limitation, the documents incorporated herein by reference, there were no material interests, direct or indirect, of directors or executive officers of Westaim, proposed directors or executive officers of New Westaim, any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Westaim Shares (both at the date hereof and following the completion of the Transactions), or any known associate or affiliate of such persons, in any transaction within the three years prior to the date hereof that has materially affected Westaim, or is reasonably expected to materially affect New Westaim following the completion of the Transactions.
The Reorganization will constitute a change of control for the purposes of Westaim’s employee and director stock option plan which will result in the accelerated vesting of all 4,198,597 Westaim Options currently outstanding, no more than 307,200 of which are in-the-money with an average exercise price for such in-the-money Westaim Options of $0.25. In addition, upon resignation or retirement from the Westaim Board, Westaim’s

Deferred Share Unit (“DSU”) plan entitles directors to realize on an aggregate of 2,139,600 DSUs outstanding at September 30, 2008 for cash payment based on the closing price of the Westaim Shares on the day prior to such resignation or retirement. Under the terms of pre-existing termination and employment agreements, Westaim’s executives are entitled to payments of approximately $1,616,000 which are included in the accounts payable and accrued liabilities of Westaim as at June 30, 2008. In addition, an aggregate of 50,938 Westaim Shares will be issued to an officer of Westaim on settlement of Westaim RSUs.
Risk Factors
A Westaim Shareholder should carefully consider the risks described below as well as the risk factors set forth elsewhere in this Circular and the documents incorporated by reference herein (and in particular, the risk factors set forth in Westaim’s annual information form dated March 17, 2008). The risks described below are not the only ones facing New Westaim and holders of New Westaim Shares. Additional risks not currently known or that Management currently deems immaterial may also impair New Westaim’s business operations.
New Westaim’s business, financial condition, revenues or profitability could be materially adversely affected by any of these risks. The trading price of the New Westaim Shares could decline due to any of these risks, and a Westaim Shareholder may lose all or part of its investment.
This Circular contains forward-looking statements that involve risks and uncertainties. New Westaim’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Circular. See “Forward-Looking Statements”.
Ability to Secure Work
New Westaim generally will secure new contracts either through a competitive bid process or through negotiation. The award of contracts in both the public and private sectors are generally based upon price, but are also influenced by factors such as perceived level of service offered, construction schedule, project personnel, the make-up of the subcontractor team and prior experience with the prospective client and the type of project. New Westaim will operate in markets that are highly competitive and there is constant pressure to find and maintain a competitive advantage. The competitive dynamics of the markets in which New Westaim will operate are expected to continue for the foreseeable future. This will present significant challenges for New Westaim. If those competitive challenges are not met, New Westaim’s client base could be eroded or it could experience an overall reduction in profits. New Westaim could also experience a decrease in activity in the event that general economic conditions deteriorate or interest rates increase as decisions in the private sector to pursue construction projects are largely driven by economic factors. A decline in demand for New Westaim’s services from the private sector could have an adverse impact on New Westaim if that business cannot be replaced within the public sector. A portion of New Westaim’s construction activity relates to government-funded institutional projects. Any reduction in demand for New Westaim’s services by the public sector whether as a result of funding constraints, changing political priorities or delays in projects caused by elections could have an adverse impact on New Westaim if that business cannot be replaced within the private sector.
Economy and Cyclicality
Activity within the construction industry is generally tied to the state of the economy. During periods of strong economic growth, capital spending generally increases and there are a greater number of quality construction projects for which products and services are needed. Conversely, downturns in the economy will generally result in less capital spending and construction activity. New Westaim will attempt to insulate itself in various ways from the effects of negative economic conditions, including by offering a diverse number of services and products. However, there is no assurance that these methods will be effective in insulating New Westaim from a downturn in the economy. Most of New Westaim’s contracts will be relatively short-term. As such, any prolonged downturn in the economy could impact New Westaim’s ability to generate new business or build up a backlog of contracts to sustain New Westaim through such downturns.
New Westaim’s operations will be centered in, and primarily focused on, Alberta. The majority of construction in Alberta, particularly industrial construction, is either directly or indirectly connected to the oil and gas sector. Oil and gas pricing and activity levels are directly impacted by worldwide events. Significant downward movement in oil or gas commodity prices could lead clients to slow down, delay or cancel current projects or planned expansions, while significant upward movement could lead to clients seeking to accelerate their project schedule. Either movement could put pressure on New Westaim’s organizational infrastructure in the short term. Slow downs, delays or cancellations could have a material adverse impact on New Westaim’s financial condition.
A significant portion of New Westaim’s products and services are provided to the single and multi-family home building industry in Calgary and surrounding areas. This industry has recently experienced a substantial reduction in activity due to reduced demand for new homes in the Calgary area. As a result of such, demand for certain of New Westaim’s products and services has also dropped. Although management believes activity in the Alberta housing industry is stabilizing, there can be no assurance that activity will not continue to decline, causing a further erosion in the demand for New Westaim’s products and services. See “Seasonal and Cyclical Nature of the Business” under the business descriptions of each of New Westaim’s proposed operating divisions under the heading “Business of New Westaim”.
Seasonality and Weather
The climate in western Canada occasionally generates severe weather, including heavy rain and snow and severe cold, which from time to time slows down or delays construction for short periods of time, impacting costs and delivery schedules. These types of weather events may adversely impact New Westaim’s results of operations.
The construction services industry is also generally subject to reduced activity in the winter months. As a result, New Westaim may be required to retain idle workers through the winter months and hold idle equipment.
Specifically, Asty, Nascor and Four Star are affected by seasonality. Asty’s concrete work is generally limited to the period from April to October. During the winter months, the majority of Asty’s workers are laid off until the following spring. There is a risk that Asty will not be able to re-hire its experienced employees in the spring.
Nascor’s wood frame construction is also seasonal in nature. Nascor’s highest production months run from April through October. Nascor’s operations are also partially driven by the housing market, in which most new houses are built in the spring and summer. Multi-family projects tend to be less affected by seasonality, and Nascor concentrates more of its winter production on products for this sector.
Four Star’s operations slow down during the winter months as a result of the decreased demand for ready mix concrete and gravel at this time.
See “Seasonal and Cyclical Nature of the Business” under the business descriptions of each of New Westaim’s proposed operating divisions under the heading “Business of New Westaim”.
Commodity Prices
The construction industry in western Canada is impacted by fluctuations in commodity prices. Prices for commodities such as fuel and the raw material components for concrete have risen significantly in 2008 and these increases in costs cannot always be passed through to customers. Increased costs may also result in customers cancelling or delaying planned construction projects which in turn may reduce New Westaim’s revenues.

Reliance on Suppliers
New Westaim will rely on third party suppliers. The failure of such third party suppliers to execute or effectively manage their own business plans and deliver on their contractual commitments, can have a material adverse effect on New Westaim’s business, operating results and financial condition.
Ability to Hire and Retain Qualified and Capable Personnel
The success of New Westaim will be highly influenced by the efforts of key members of management including its executive officers. The loss of the services of any of New Westaim’s key management personnel could negatively impact New Westaim. New Westaim’s continued growth and future success depends on its ability to identify, recruit and retain key management personnel. The competition for such employees is intense and there can be no assurance that New Westaim will be successful in identifying, recruiting or retaining such personnel.
The future success of New Westaim will also depend heavily on its ability to attract, retain and develop high-performing personnel in all areas of its operations. The construction industry in Alberta has recently and continues to experience a shortage of skilled labour and other qualified personnel. New Westaim will actively attempt to hire and retain the people it needs, including by offering competitive compensation and benefit packages, providing comprehensive training programs and maintaining a formal foreign works program; however, there is no assurance these measures will be successful. Management believes the labour shortage will continue to be a challenge for those in the construction industry in western Canada for the foreseeable future. If New Westaim is not able to recruit and retain the skilled employees it needs for the successful operation of its business, it may be unable to maintain its client service levels or satisfy any increased demand for its services, which could have a material adverse effect on New Westaim’s business, financial condition and results of operations.
Potential for Non-Payment
Before signing any construction contract, New Westaim will try to satisfy itself that the potential client has adequate resources to pay as construction work is completed. However, New Westaim’s ability to collect what it is owed cannot be assured. Payment default by a client could result in a financial loss to New Westaim that could have a material effect on New Westaim’s operating results and financial position.
Subcontractor Performance
The profitable completion of some contracts will depend to a large degree on the satisfactory performance of the subcontractors who complete different elements of the project. If these subcontractors do not perform to accepted standards, New Westaim may be required to hire different subcontractors to complete the tasks which may add additional costs to a contract, may impact profitability on a specific job and in certain circumstances lead to significant losses.
Completion and Performance Guarantees
Under some contracts, failure to meet a project deadline may expose New Westaim to financial penalties, liquidated damages under the contract or New Westaim may be held responsible for cost impacts to the client resulting from any delay. If New Westaim fails to meet these completion performance obligations, the total costs of the project could exceed original estimates and could result in a loss to New Westaim for that project. In extreme cases, such situations could have a material negative impact on the operating results and financial position of New Westaim.
Competitive Factors
There is strong competition in all sectors of the construction industry in which New Westaim will participate. New Westaim will compete with a broad range of companies in each market, some of which will be substantially larger than New Westaim. Competitors that have greater financial and other resources can better bear the risk of under-pricing projects, whereas smaller competitors may have lower overhead cost structures and therefore may be able to provide their services at lower rates. On any given contract bid or negotiation, New Westaim will attempt to assess the level of competitive pressure it may face and it will attempt to neutralize or overcome any perceived advantage that its competitors have. Depending on this assessment, New Westaim will decide whether or not to pursue a contract. In addition, this assessment bears directly on decisions that New Westaim will make including what level of profit can be incorporated into its contract price and what personnel should be assigned to the contract. The accuracy of this assessment and the ability of New Westaim to respond to competitive factors affect New Westaim’s success in securing new contracts and its profitability on contracts that it does secure. The loss of existing clients to competitors or the failure to win new projects could materially and adversely affect New Westaim’s business and results of operations.
Financial Resources
New Westaim’s operations will require a significant amount of working capital due to large manpower workforce requirements on projects. New Westaim’s ability to obtain additional capital will be a significant factor in achieving its strategy of expansion in the construction industry. There can be no assurance that the working capital of New Westaim will be sufficient to enable it to implement all of its objectives. There can be no assurance that, if, as and when New Westaim seeks equity or debt financing, it will be able to obtain the required funding on favourable commercial terms, or at all. Any such future financing may also result in additional dilution to existing shareholders.
Failure to Achieve Benefits of Business Combination
The full benefits of the business combination of Westaim, Plumb-Line, Asty, Four-Star, Sas-Can and Nascor pursuant to the Reorganization will require the integration of each company’s management, administration and finance functions, and the implementation of appropriate operations, financial and management systems and controls in order to capture the efficiencies and the cost reductions that are anticipated to result from the Reorganization. This will require substantial attention from management. The diversion of management attention, as well as any other difficulties that may be encountered in the transition and integration process could have an adverse impact on New Westaim’s revenues and operating results. New Westaim could experience difficulties in effectively integrating Westaim, Plumb-Line, Asty, Four-Star, Sas-Can and Nascor . If any such difficulties resulted in New Westaim failing to achieve the anticipated cost savings resulting from the Reorganization, New Westaim’s financial results would be adversely affected. There can be no assurance that the operations of Westaim, Plumb-Line, Asty, Four-Star, Sas-Can and Nascor will be successfully integrated.
Acquisition and Integration Risk
New Westaim’s growth strategy will contemplate more acquisitions; however, future acquisition opportunities may not be identified and obtainable on suitable terms. If integration of new businesses does not occur as expected, their performance is less than expected, or an unknown liability is acquired, New Westaim’s revenues may be lower and operational costs higher than anticipated.
Estimating Costs/Assessing Contract Risks
The contract price for a significant number of contracts performed by New Westaim will be based, in part, on cost estimates that are subject to a number of assumptions. If, as a result of faulty estimates or unforeseen circumstances, New Westaim’s assumptions are erroneous, its assessment of the risks associated with the contract are incorrect, or its estimates of the project costs are inaccurate, profit on the job may be lower than anticipated or a loss may be incurred.
Accuracy of Cost to Complete Estimates
Once a project has begun, a project management team will monitors costs and project execution against the original cost estimates and contract terms. On at least a monthly basis, detailed estimates of the costs to complete a contract will be compiled by New Westaim. These estimates will form an integral part of New Westaim’s process for determining construction profits. To the extent that the costs to complete estimates are based on inaccurate or incomplete information, or on faulty judgments, the accuracy of reported construction profits can be compromised. New Westaim will assess its project controls on an ongoing basis.

Significant Non-Recurring Revenue
Virtually all of New Westaim’s revenue will be derived from projects which are considered to be non-recurring. This revenue primarily relates to the construction of new projects. Future revenues from these types of services will depend upon clients expanding existing projects and developing new projects.
Ability to Access Surety Bonds or Letters of Credit
New Westaim will at times be required to post a bid bond issued by a financial institution, known as a surety, to secure its performance commitments. The surety industry experiences periods of unsettled and volatile markets, usually in the aftermath of substantial loss exposures or corporate bankruptcies with significant surety exposure. Historically, these types of events have caused re-insurers and sureties to re-evaluate their committed levels of underwriting and required returns. If for any reason, whether because of New Westaim’s financial condition, New Westaim’s level of secured debt or general conditions in the surety bond market, it is unable to satisfy its clients’ future bonding requirements, the growth of the business and results of operations could be adversely affected. Some clients may require letters of credit to secure New Westaim’s performance commitments. If New Westaim’s capacity to issue letters of credit is insufficient to satisfy its clients and surety providers, the business and results of operations could be adversely affected.
Failure of Clients to Obtain Required Permits and Licenses
The development of construction projects will require New Westaim’s clients to obtain regulatory and other permits and licenses from various governmental licensing bodies. New Westaim’s clients may not be able to obtain all necessary permits and licenses required for the development of their projects in a timely manner or at all. These delays are generally outside New Westaim’s control. The major cost associated with these delays is personnel and associated overhead that is designated for the project and cannot be reallocated effectively to other work. If the client’s project is unable to proceed, it may adversely impact the demand for New Westaim’s services.
Litigation/Potential Litigation
As a part of the normal course of the construction business, disputes arise between parties to construction contracts. While New Westaim will attempt to resolve any disagreements or disputes before they escalate to litigation, in some situations this will not be possible. At any given time, New Westaim may be involved in a number of disputes that could lead to litigation and there may be a number of disputes in various stages of litigation. Adverse outcomes to litigation could include financial loss, damage to New Westaim’s reputation or reduction of prospects for future contract awards. Furthermore, New Westaim will be subject to the risk of claims and legal actions for various commercial and contractual matters in respect of which insurance is not available.
Professional Liability, Product Liability, Warranty or Other Claims
Any catastrophic occurrence in excess of insurance limits at projects where New Westaim’s structures are installed or services are performed could result in significant professional liability, product liability, warranty or other claims against it. Such liabilities could potentially exceed New Westaim’s insurance coverage and the fees derived from those services. A partially or completely uninsured claim, if successful and of a significant magnitude, could result in substantial losses.
Quality Assurance and Quality Control
New Westaim will enter into contracts which specify the scope of the project, including quality standards. If all or portions of the work fail to meet these standards, New Westaim would be exposed to additional costs for the correction of non-compliant work.

Maintaining Safe Work Sites
In spite of the best efforts of New Westaim to minimize the risk of accidents, accidents can happen. When they do, the impacts on New Westaim can be significant. New Westaim’s success will be highly dependent on its ability to keep its construction worksites safe. Failure to do so can have serious impact on the personal safety of its employees and others. In addition, it can expose New Westaim to fines, regulatory sanction or even criminal prosecution. New Westaim’s safety record and worksite safety practices will also have a direct bearing on its ability to secure work, particularly in the industrial sector. Certain clients will not permit subcontractors to perform their work if their safety practices do not conform to predetermined standards or if the subcontractor has an unacceptably high incidence of safety infractions or accidents. Management is not aware of any pending health and safety legislation or prior incidents which would be likely to have a material impact on any of New Westaim’s operations, capital expenditure requirements, or competitive position. Nevertheless, there can be no guarantee with respect to the impact of future legislation or accidents.
Work Stoppages, Strikes and Lockouts
Certain of New Westaim’s businesses are subject to collective bargaining agreements with their hourly employees. Any work stoppage resulting from a strike or lockout could have a material adverse effect on New Westaim’s business, financial condition and results of operations, including increased labour costs and service disruptions. In addition, certain of New Westaim’s clients will employ workers under collective agreements. Any work stoppage or labour disruption experienced by New Westaim’s clients could significantly reduce the amount of its services they require.
Certain of the collective bargaining agreements which are applicable to the employees of New Westaim’s businesses expire in 2009. As such, new collective bargaining agreements will need to be negotiated between the applicable unions and trade associations. There can be no assurance that the parties thereto will be able to come to agreement on the terms of the new collective agreements, or that if they are able to come to an agreement, the terms of such will be satisfactory to New Westaim. Any work stoppage resulting from the failure to negotiate a new collective bargaining agreement, or the entering into of a new collective bargaining agreement on terms that are not satisfactory to New Westaim, could have a material adverse effect on New Westaim’s business, financial condition and results of operations, including increased labour costs and service disruptions.
Potential Fluctuations in Quarterly Financial Results
New Westaim’s quarterly financial results may be impacted by a variety of factors including, without limitation: the timing of recognition of revenue from existing projects; the ability to accurately estimate costs for completion of work; the availability of, and competition for, new projects; costs or penalties associated with unanticipated delays in project completion; fluctuations in the general economic and business conditions in the market in which New Westaim operates; actions by governmental authorities including the level of governmental demand for the services provided by New Westaim; governmental regulations and expenditures required to comply with them; labour unrest involving New Westaim’s workers, many of whom are unionized; seasonal weather conditions; and other conditions affecting revenues and expenses. New Westaim’s operating expenses will be incurred throughout each quarter. As a result, if expected revenues are not realized as anticipated, New Westaim’s quarterly financial results could be materially adversely affected. Accordingly, there may be significant variations in New Westaim’s consolidated quarterly financial results.
Compliance with Environmental Laws
New Westaim will be subject to numerous federal, provincial and municipal environmental laws, and judicial, legislative and regulatory developments relating to environmental protection occur on an ongoing basis. New Westaim’s projects may involve the handling of hazardous and environmentally sensitive materials, which if improperly handled or disposed of, could subject New Westaim to civil and criminal penalties. While New Westaim will strive to keep informed of and to comply with all applicable environmental laws, circumstances may arise and incidents may occur that are beyond New Westaim’s control that could adversely affect New Westaim. Management is not aware of any pending environmental legislation or incidents that would be likely to have a material adverse impact on any of New Westaim’s operations, capital expenditure requirements or competitive position, although there can be no assurance that future legislation will not be enacted which may have a material impact on New Westaim’s operations.
Regulations
The operations of New Westaim’s clients may be subject to or impacted by a wide array of regulations in the jurisdictions in which they operate, such as applicable environmental laws. As a result of changes in regulations and laws relating to these industries, clients’ operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations may cause clients to discontinue or limit their operations or may discourage companies from continuing further development activities. As a result, demand for New Westaim’s services could be substantially affected by regulations adversely impacting these industries.
Dividends
It is the present intention that New Westaim will retain all future earnings for use in its business and will not pay cash dividends on the New Westaim Shares in the foreseeable future. Any future determination to pay cash dividends on the New Westaim Shares will be made by New Westaim’s board of directors and will be dependent on, among other things, the cash flow, results of operations and financial condition of New Westaim, the need for funds to finance ongoing operations and other business considerations as the board of directors of New Westaim considers relevant.
Dilution
New Westaim may make future acquisitions or enter into financings or other transactions involving the issuance of securities of New Westaim which may be dilutive to holders of New Westaim Shares. In addition, New Westaim may in the future issue securities under equity compensation plans (including, without limitation, the New Westaim Stock Option Plan and the New Westaim RSU Plan) that may be dilutive to holders of New Westaim Shares.
Unpredictability and Volatility of Share Price
A publicly-traded company will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the New Westaim Shares will trade cannot be predicted. The market price of the New Westaim Shares could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the New Westaim Shares.
Compliance with Financial Reporting and Other Requirements; Risks Associated with Internal Controls
New Westaim will be subject to reporting and other obligations under applicable Canadian securities laws and TSX rules, including Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and the National Instrument that is proposed to replace the existing Multilateral Instrument effective as of December 15, 2008 (collectively, “Rule 52-109”). Subject to certain exceptions, Rule 52-109 requires and will continue to require, among other things, annual management assessment of the effectiveness of New Westaim’s internal controls over financial reporting. Effective internal controls, including financial reporting and disclosure controls and procedures, are necessary for New Westaim to provide reliable financial reports, to effectively reduce the risk of fraud and to operate successfully as a public company. These reporting and other obligations will place significant demands on New Westaim’s management, administrative, operational and accounting resources. New Westaim will not have an internal audit function. Management anticipates that New Westaim will need to upgrade its systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If New Westaim is unable to accomplish these objectives in a timely and effective fashion, New Westaim’s ability to comply with its financial reporting requirements and other rules that apply to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls, including a failure to implement new or improved controls in response to identified weaknesses in its system of internal controls, could cause New Westaim to fail to meet its reporting obligations or result in material misstatements in its financial statements. If New Westaim cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially harmed which could also cause investors to lose confidence in its reported financial information, which could result in a lower trading price of the New Westaim Shares.
Principal Shareholders
After completion of the Transactions, Arcticor and Marco DeDominicis (together, the “Principal Shareholders”) will in aggregate own or exercise control or direction over approximately 55% of the New Westaim Shares. As a result, the Principal Shareholders will be able to exert influence over the outcome of most matters submitted to a vote of New Westaim’s shareholders, including the election of members of the board of directors. In addition, if one or more of the Principal Shareholders sells a substantial number of its New Westaim Shares in the public market, the market price of the New Westaim Shares could fall. The perception among the public that such sales may occur could also result in a reduction in the market price of the New Westaim Shares.
Conflicts of Interest
Certain of the proposed directors and officers of New Westaim serve as directors and/or officers of other public companies which may be involved in the industries in which New Westaim will participate and therefore it is possible that a conflict may arise between their duties as a director or officer of New Westaim and their duties as a director and/or officer of such other companies. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with New Westaim are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of New Westaim. See “Directors and Officers — Conflicts of Interest”.
Absence of Operating History as a Public Company
To operate effectively, New Westaim will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely affect New Westaim’s business, financial condition, liquidity and results of operations.
Ability to Sustain and Manage Growth
New Westaim may not be able to carry out its strategy, which includes the possible acquisition of other construction related companies, which depends in part on the availability of suitable candidates at valuations accretive to New Westaim and the availability of required financing. In addition, New Westaim may face competition for acquisitions from other participants in the construction industry and from buyers with greater financial resources. Furthermore, there can be no assurance that, if New Westaim acquires what it considers to be a suitable candidate in accordance with its growth strategy, New Westaim will be able to successfully integrate the operations of the acquired company into New Westaim’s operations on an accretive basis.
Costs and Availability of Insurance Coverage
New Westaim will maintain insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from various risks on such terms as it considers appropriate. New Westaim will use discretion in determining appropriate insurance coverage. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of New Westaim’s lost investment. In addition, certain types of losses (generally those of a catastrophic nature, such as earthquakes, floods and terrorist attacks) may be uninsurable or not economically insurable. There can be no assurances that New Westaim’s insurance coverage will continue to be available to it on reasonable terms or that New Westaim’s insurer will not disclaim coverage of any future claim. New Westaim’s business, financial condition, liquidity and results of operations could be materially adversely affected if any of the foregoing events were to occur.

Stock Exchange Listing
The Reorganization is classified as a “backdoor listing” pursuant to the rules of the TSX. New Westaim must therefore satisfy the original listing requirements of the TSX. There can be no assurance that New Westaim will be able to satisfy the listing requirements of the TSX or any other stock exchange.
Material Contracts
The only contracts which Westaim or an existing subsidiary of Westaim or a proposed subsidiary of New Westaim, including any subsidiaries of New Westaim following the completion of the Reorganization, has entered into since the beginning of Westaim’s last completed financial year, or have entered into prior thereto and which are still in effect, or intend to enter into prior to the completion of the Transactions, other than contracts entered into in the ordinary course of business, and that are currently material or will be material to New Westaim following the completion of the Transactions, are as follows:
(a)	the Reorganization Agreement;

(b)	the credit facility of New Westaim described under note 4(i) to the unaudited pro forma consolidated financial statements included as Appendix H hereto;

(c)	the Asty Asset Purchase Agreement;

(d)	the Four Star Share Purchase Agreement; and

(e)	the F&D Share Purchase Agreement.
Promoters
Marco DeDominicis, the President of Plumb-Line Holdings Inc., the administrator of Plumb-Line, and the proposed President, Chief Executive Officer and director of New Westaim, has taken the initiative in reorganizing Westaim and may therefore be considered to be a promoter of New Westaim for the purposes of applicable securities legislation. See “Information Concerning New Westaim After Giving Effect to the Transactions — Directors and Officers”, “Information Concerning New Westaim After Giving Effect to the Transactions — Principal Holders of New Westaim Shares” the notes to the financial statements of Plumb-Line attached hereto as Appendix C and the notes to the financial statements of Nascor attached hereto as Appendix D.
Legal Proceedings
None of Westaim or any of its existing subsidiaries or proposed subsidiaries, including any subsidiaries of New Westaim following the completion of the Reorganization, nor any of their respective property, is or was a party to or the subject matter of any legal proceedings since the beginning of Westaim’s last completed financial year (in each case excluding legal proceedings involving a claim for damages where the amount involved, exclusive of interest and costs, does not exceed 10% of the pro forma assets of New Westaim following the completion of the Transactions), and Westaim is not aware of any such legal proceedings that are contemplated.
No penalties or sanctions have been imposed against Westaim or any of its existing or proposed subsidiaries (including any subsidiaries of New Westaim following the completion of the Reorganization) by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date hereof. No settlement agreements have been entered into by Westaim or any of its existing or proposed subsidiaries (including any subsidiaries of New Westaim following the completion of the Reorganization) before a court relating to provincial and territorial securities legislation or with a securities regulatory authority within the three years immediately preceding the date hereof. No other penalties or sanctions have been imposed by a court or regulatory body against Westaim or any of its existing or proposed subsidiaries (including any subsidiaries of New Westaim following the completion of the Reorganization) that must be disclosed in order for this Information Circular to contain full, true and plain disclosure of all material facts relating to the New Westaim Shares.
Experts
Set forth below is the name of each person or company who is named as having prepared or certified a statement, report, valuation or opinion in this Information Circular, and whose profession or business gives authority to the statement, report, valuation or opinion made by the person or company.
Deloitte & Touche LLP, Chartered Accountants, have performed the external audit of the financial statements of: (i) Plumb-Line Income Trust for the six month period ended June 30, 2008, the 15 month period ended December 31, 2007, the four month period ended September 30, 2006 and the 12 month period ended May 31, 2006; (ii) Asty Concrete & Construction Ltd. for the years ended April 30, 2008 and 2007; (iii) F&D Management Services Ltd. for the year ended February 29, 2008; (iv) Plumb-Line Masonry Group Inc. as at September 30, 2008; (v) Four Star Gravel & Concrete Ltd. for the years ended December 28, 2007 and 2006; and (vi) Westaim for the years ended December 31, 2007 and 2006. Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.
MacKay LLP, Chartered Accountants, have performed the external audit of the financial statements of 1369774 Alberta Ltd. for the period ended February 29, 2008. MacKay LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.
Bell & Company LLP, Chartered Accountants, have performed the external audit of the financial statements of Nascor Ltd. for the year ended July 28, 2007 and the period ended March 31, 2008. Bell & Company LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.
Bennett Jones LLP has acted as Westaim’s legal advisors in connection with the Reorganization. The partners and associates of Bennett Jones LLP hold less than 1% of the Westaim Shares.
Auditors, Transfer Agent and Registrar
It is anticipated that following completion of the Reorganization, the auditors and registrar and transfer agent of New Westaim will continue to be Deloitte & Touche LLP and Computershare Trust Company of Canada, Suite 600, 530 — 8th Avenue S.W., Calgary, Alberta T2P 3S8, respectively.
Exemptions
Pursuant to applicable securities laws, this Circular is required to include the disclosure prescribed by National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”) in respect of New Westaim and its subsidiaries; however, Westaim has been granted an exemption from the applicable securities regulatory authorities from the requirement that the:
(a)	audited consolidated financial statements of Plumb-Line for the initial 15 month year ended December 31, 2007;

(b)	audited consolidated financial statements of Con-Forte Contracting Co. Ltd. (“Con-Forte Co.”) (as the predecessor to the business of Plumb-Line) for the four month period ended September 30, 2006; and

(c)	audited consolidated financial statements of Con-Forte Co. (as the predecessor to the business of Plumb-Line) for the 12 month period ended May 31, 2006;
must be accompanied by an auditor’s report that does not contain a reservation; and

(d)	this Circular include annual financial statements of Plumb-Line consisting of (i) an income statement, a statement of retained earnings, and a cash flow statement for each of the three most recently completed financial years ended more than 120 days before the date of the Information Circular, (ii) a balance sheet as at the end of the two most recently completed financial years described in paragraph (i), and (iii) notes to the financial statements.
The exemptive relief was granted on the condition that: (i) the audited Plumb-Line financial statements included in this Circular in Appendix C be included in the Circular; and (ii) the audited consolidated interim financial statements of Plumb-Line for the six month period ended June 30, 2008 included in this Circular in Appendix C are accompanied by an audit report that does not contain a reservation of opinion.
PROXY INFORMATION
Solicitation of Proxies by Management
This Circular is provided in connection with the solicitation by the management of Westaim of proxies to be used at the Meeting. It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of Westaim may also solicit proxies by telephone, telecopier or e-mail or in person. The total cost of solicitation of proxies will be borne by Westaim.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are directors and officers of Westaim. A Westaim Shareholder has the right to appoint as his or her proxy a person, who need not be a Westaim Shareholder, other than those whose names are printed on the accompanying form of proxy. A Westaim Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by striking out the names of Westaim’s nominees and by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.
A Westaim Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Westaim Shareholder or by his or her attorney authorized in writing or, if the Westaim Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Westaim’s transfer agent and registrar, Computershare Trust Company of Canada, (attn: Proxy Department), 9th Floor, 100 University Ave, Toronto, ON, M5J 2Y1, or by facsimile at 1-866-249-7775, prior to 5:00 p.m. (Calgary time) on the last business day immediately preceding the Meeting or with the secretary of Westaim before the commencement of the Meeting or any resumption if the Meeting is adjourned.
Exercise of Discretion by Proxies
Westaim Shares represented by properly executed proxies in favour of the Persons designated in the enclosed form of proxy, in the absence of any instruction to the contrary, will be voted FOR each of the matters to be presented to the Westaim Shareholders for approval as identified in the attached Notice of Special Meeting of Shareholders. Instructions with respect to voting will be respected by the Persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters that may properly come before the Meeting, such shares will be voted by the Persons so designated in their discretion. At the time of printing of this Circular, management of Westaim knows of no such amendments, variations or other matters.
Non-Registered Shareholders
Only registered Westaim Shareholders or the Persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Westaim Shares beneficially owned by a Person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Westaim Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, Westaim has distributed copies of the Notice of Special Meeting of Shareholders and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:
(a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when duly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, duly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada (attn: Proxy Department), 9th Floor, 100 University Ave, Toronto, ON, M5J 2Y1, or by facsimile at 1-866-249-7775.
In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Westaim Shares which they beneficially own.
Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address (or fax number) set out above and within the prescribed time.
In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.
Voting Shares
As at October 9, 2008, there were 94,214,632 issued and outstanding Westaim Shares. Each Westaim Share entitles the holder thereof to one vote. Westaim has fixed October 14, 2008 as the record date (the “Record Date”) for the purpose of determining Westaim Shareholders entitled to receive notice of and vote at the Meeting. Any registered Westaim Shareholder of record as at the close of business on the Record Date will be entitled to receive notice of the Meeting and to vote thereat. Pursuant to the ABCA, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of Westaim Shareholders entitled to vote as of the Record Date that shows the number of Westaim Shares held by each Westaim Shareholder. A Westaim Shareholder whose name appears on the list referred to above is entitled to vote the Westaim Shares shown opposite his or her name at the Meeting. The list of Westaim Shareholders is available for inspection during usual business hours at the head office of Westaim, Suite 1010, 144 - 4th Avenue S.W., Calgary, Alberta, and at the Meeting.
Principal Shareholders
As at October 9, 2008, to the knowledge of Westaim, no Person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the Westaim Shares.
Interest of Certain Persons or Companies in Matters to be Acted Upon at Meeting
Other than as disclosed herein, no director or officer of Westaim or any proposed directors or officers of New Westaim, or any person who has held such a position since the beginning of the last completed financial year, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than to the extent that any director or officer of Westaim is to be a director or officer of New Westaim following the completion of the Reorganization, the approval of the New Westaim Stock Option Plan and the New Westaim RSU Plan.
OTHER MATTERS
Management of Westaim knows of no other matters to come before the Meeting other than those referred to in the Notice of Special Meeting of Shareholders. However, if any other matters that are not known to management of Westaim should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPENDIX A — REORGANIZATION RESOLUTIONS
Schedule 1
BE IT RESOLVED THAT:
(1)	Westaim be and is hereby authorized to acquire all of the Nascor Securities at the Nascor Purchase Price to be paid by the issuance, on a post-Consolidation basis, of New Westaim Shares;

(2)	Westaim, be and is hereby authorized to acquire all of the Plumb-Line Securities at the Plumb-Line Offer Price to be paid by the issuance, on a post-Consolidation basis, of New Westaim Shares;

(3)	Westaim, be and is hereby authorized to acquire all of the PLMG Securities at the PLMG Purchase Price to be paid by the issuance, on a post-Consolidation basis, of New Westaim Shares;

(4)	Westaim, be and is hereby authorized to acquire all of the Plumb-Line Holding LP Securities held by the Four Star Securityholders at the Four Star Purchase Price to be paid by the issuance, on a post-Consolidation basis, of New Westaim Shares;

(5)	Any director or officer of Westaim is hereby authorized and directed, for and on behalf of Westaim, to execute and deliver all documents and do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, provided that the board of directors of Westaim may, at its discretion, revoke this resolution before it is acted upon without further approval or authorization of the Westaim Shareholders; and

(6)	All acts, proceedings, deeds, instruments, documents, agreements, writings, or filings connected with or pertaining to those matters resolved herein and which may heretofore have been executed, made, done or performed by or on behalf of Westaim or by any agent or agents, or by any officer or officers, or by any director or directors, of Westaim are hereby approved, ratified and confirmed.

Schedule 2
BE IT RESOLVED THAT:
(1)	Pursuant to Section 173(1)(f) of the Business Corporations Act (Alberta), the articles of the Corporation be amended to change the number of issued and outstanding Westaim Shares on the basis that every twenty (20) Westaim Shares currently outstanding be consolidated into one (1) New Westaim Share (the “Consolidation”);

(2)	No fractional shares shall be issued upon the Consolidation and in the case where the Consolidation results in a shareholder of Westaim otherwise becoming entitled to a fraction of a common share, the number of New Westaim Shares issued to such Westaim Shareholder shall be rounded up to the next greater whole number of New Westaim Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of New Westaim Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Westaim Shares registered in the name of or beneficially held by such Westaim Shareholder or their nominee shall be aggregated;

(3)	The effective date of such Consolidation shall be the date shown in the certificate of amendment;

(4)	Any director or officer of Westaim is hereby authorized and directed, for and on behalf of Westaim, to execute and deliver all documents, including Articles of Amendment, and do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, provided that the board of directors of Westaim may, at its discretion, revoke this resolution before it is acted upon without further approval or authorization of the Westaim Shareholders.

Schedule 3
BE IT RESOLVED THAT:
(1)	pursuant to section 173(1)(a) of the Business Corporations Act (Alberta) the name of the Corporation be changed to “Peer Construction Group Inc.”;

(2)	Any director or officer of Westaim is hereby authorized and directed, for and on behalf of Westaim, to execute and deliver all documents, including Articles of Amendment, and do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, provided that the board of directors of Westaim may, at its discretion, revoke this resolution before it is acted upon without further approval or authorization of the Westaim Shareholders.

Schedule 4
BE IT RESOLVED THAT:
(1)	Westaim’s stock option plan in the form attached as Appendix I to this Circular is hereby approved;

(2)	Any one director or officer of Westaim be and is hereby authorized and directed, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments and do all such other acts or things (whether under corporate seal of Westaim or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution.

Schedule 5
BE IT RESOLVED THAT:
(1)	Westaim’s restricted share unit plan in the form attached as Appendix J to this Circular is hereby approved;

(2)	Any one director or officer of Westaim be and is hereby authorized and directed, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments and do all such other acts or things (whether under corporate seal of Westaim or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution.

Schedule 6
BE IT RESOLVED THAT:
(1)	Pursuant to Section 173(1)(f) of the Business Corporations Act (Alberta), the articles of the Corporation be amended to effect the Westaim Shares Combination as further described in the Circular;

(2)	No fractional shares shall be issued upon the Westaim Shares Combination and in the case where the Westaim Shares Combination results in a shareholder of Westaim otherwise becoming entitled to a fraction of a common share, the number of New Westaim Shares issued to such Westaim Shareholder shall be rounded up to the next greater whole number of New Westaim Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of New Westaim Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Westaim Shares registered in the name of or beneficially held by such Westaim Shareholder or their nominee shall be aggregated;

(3)	The effective date of the Westaim Shares Combination shall be the date shown in the certificate of amendment; and

(4)	Any director or officer of Westaim is hereby authorized and directed, for and on behalf of Westaim, to execute and deliver all documents, including Articles of Amendment, and do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, provided that the board of directors of Westaim may, at its discretion, revoke this resolution before it is acted upon without further approval or authorization of the Westaim Shareholders.

OR

(1)	Pursuant to Section 173(1)(f) of the Business Corporations Act (Alberta), the articles of the Corporation be amended to effect the Westaim Shares Split as further described in the Circular;

(2)	No fractional shares shall be issued upon the Westaim Shares Split and in the case where the Westaim Shares Split results in a shareholder of Westaim otherwise becoming entitled to a fraction of a common share, the number of New Westaim Shares issued to such Westaim Shareholder shall be rounded up to the next greater whole number of New Westaim Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of New Westaim Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Westaim Shares registered in the name of or beneficially held by such Westaim Shareholder or their nominee shall be aggregated;

(3)	The effective date of the Westaim Shares Split shall be the date shown in the certificate of amendment;

(4)	Any one director or officer of Westaim be and is hereby authorized and directed for and on behalf of Westaim (whether under its corporate seal or otherwise) to execute and deliver articles of amendment to effect the foregoing resolutions and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.

APPENDIX B — AUDITOR CONSENTS
Deloitte & Touche LLP
We have read the information circular of The Westaim Corporation (“Westaim”) dated October 9, 2008 relating to a special meeting of shareholders of Westaim. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of Westaim on the consolidated balance sheets of Westaim as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, and deficit and cash flow for the years then ended. Our report is dated February 11, 2008.
(Signed) “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Edmonton, Alberta
October 9, 2008

Deloitte & Touche LLP
We have read the information circular of The Westaim Corporation (“Westaim”) dated October 9, 2008 relating to a special meeting of shareholders of Westaim. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the use in the above-mentioned information circular of:
-	our report to the trustees of Plumb-Line Income Trust (“Plumb-Line”) on the consolidated balance sheets of Plumb-Line as at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006 and the consolidated statements of income, comprehensive income and retained earnings and cash flows for the six month period ended June 30, 2008, fifteen month period ended December 31, 2007, four month period ended September 30, 2006 and twelve month period ended May 31, 2006 . Our report is dated August 29, 2008 (except for note 25 which is dated October 6 , 2008).

-	our report to the directors of Asty Concrete & Construction Ltd. (“Asty”) on the balance sheets of Asty as at April 30, 2008 and 2007 and the statements of operations, comprehensive income and retained earnings and cash flows for the years then ended. Our report is dated July 4, 2008 (except as to note 11 which is dated October 8, 2008).

-	our report to the directors of F&D Management Services Ltd. (“F&D”) on the consolidated balance sheet of F&D as at February 29, 2008 and the consolidated statements of operations, comprehensive income and deficit and cash flows for the year then ended. Our report is dated August 15, 2008 (except as to note 15 which is dated October 8, 2008).

-	our report to the directors of Four Star Gravel Contractors Ltd. (“Four Star”) on the balance sheets of Four Star as at December 28, 2007 and 2006 and the statements of operations, comprehensive income and retained earnings and cash flows for the years then ended. Our report is dated July 3, 2008 (except as to note 10 which is dated October 8, 2008).

-	our report to the directors of Plumb-Line Masonry Group Inc. (“PLMG”) on the balance sheet of PLMG as at September 30, 2008. Our report is dated October 8, 2008.
(Signed) “Deloitte & Touche LLP”
Chartered Accountants
Calgary, Alberta
October 9, 2008

Consent of MacKay LLP, Chartered Accountants
We have read the information circular and proxy statement (the “Information Circular”) of The Westaim Corporation (“Westaim”) dated October 9, 2008 with respect to the proposed reorganization involving, inter alia, Westaim, Plumb-Line Income Trust, Arcticor Structures Limited Partnership, Plumb-Line Masonry Group Inc., Four Star Gravel & Concrete Ltd and Asty Concrete & Construction Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the inclusion in the Information Circular of our report to the board of directors of 1369774 Alberta Ltd. (“1369774”) on the balance sheet of 1369774 as at February 29, 2008. Our report is dated September 4, 2008.

Calgary, Canada	(Signed) “MacKay LLP”
October 9, 2008	Chartered Accountants

Bell & Company LLP
Reference is made to the circular and proxy statement (the “Circular”) of The Westaim Corporation (“Westaim”) dated October 9, 2008 with respect to the proposed reorganization involving, inter alia, Westaim, Plumb-Line Income Trust, Plumb-Line Masonry Group Inc., F&D Management Services Ltd., Four Star Gravel Contractors Ltd., Asty Concrete & Construction Ltd. and Nascor Ltd. (“Nascor”), a wholly owned subsidiary of Arcticor Structures Limited Partnership.
We consent to the inclusion in the Circular of our report to the shareholder of Nascor Ltd. on the balance sheet of Nascor as at March 31, 2008 and the statements of income and retained earnings, and cash flows for the period then ended. Our report is dated August 18, 2008.
We also consent to the inclusion in the Circular of our report to the shareholder of Nascor on the balance sheet of Nascor as at July 28, 2007 and the statements of income and retained earnings, and cash flows for the period then ended. Our report is dated September 15, 2007 (except as to Note 2, which is as of August 18, 2008).
We have not been engaged to report on the Circular and accept no responsibility with respect to the proposed offering.

Burlington, Ontario	(Signed) “Bell & Company LLP”
October 9, 2008	Chartered Accountants

APPENDIX C — FINANCIAL STATEMENTS OF PLUMB-LINE

Consolidated Financial Statements of
PLUMB-LINE INCOME TRUST
June 30, 2008, December 31, 2007,
September 30, 2006 and May 31, 2006

Managements’ Responsibility For Financial Statements
The information provided in the consolidated financial statements is the responsibility of management. In the preparation of the consolidated statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.
Management maintains a system of internal controls to provide reasonable assurance that the Trust’s assets are safeguarded and to facilitate the preparation of relevant and timely information.
Deloitte & Touche LLP has been appointed by the unitholders to serve as the Trust’s external auditors. They have examined the consolidated financial statements and provided their auditors’ report. The audit committee has reviewed these financial statements with management and the auditors, and has reported to the Board of Directors. The Board of Directors has approved the consolidated financial statements as presented.
(Signed)
Marco DeDominicis
President
Calgary, Canada
October 6, 2008

Deloitte & Touche LLP 3000 Scotia Centre 700 Second Street S.W. Calgary AB T2P 0S7 Canada

Tel: 403-267-1700
Fax: 403-264-2871
www.deloitte.ca
Auditors’ Report
To the Trustees of
Plumb-Line Income Trust:
We have audited the consolidated balance sheets of Plumb-Line Income Trust as at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006 and the consolidated statements of income, comprehensive income and retained earnings and cash flows for the six month period ended June 30, 2008, fifteen month period ended December 31, 2007, four month period ended September 30, 2006 and twelve month period ended May 31, 2006. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Except as explained in the following paragraph, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
Because we were appointed auditors of the Trust during 2007, we have not audited the inventory balance as at May 31, 2005, May 31, 2006 or September 30, 2006. Since these balances enter into the determination of the results of operations and cash flows for the twelve month period ended May 31, 2006, four month period ended September 30, 2006, and fifteen month period ended December 31, 2007, we were unable to determine whether adjustments to revenue, expenses, net income for the period, opening shareholders’ equity, unitholders’ equity and cash provided from operations might be necessary.
In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine inventory quantities, as described in the preceding paragraph, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at September 30, 2006 and May 31, 2006 and the results of its operations and its cash flows for the for the six month period ended June 30, 2008, fifteen month period ended December 31, 2007, four month period ended September 30, 2006 and twelve month period ended May 31, 2006 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at June 30, 2008 and December 31, 2007, and the results of its operations and its cash flows for the six month period ended June 30, 2008 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta	(signed) “Deloitte & Touche LLP”
August 29, 2008 (except for Note 25 which is dated October 6, 2008)	Chartered Accountants

PLUMB-LINE INCOME TRUST
Consolidated Statements of Income, Comprehensive Income and Retained Earnings

					Fifteen Month	Four Month	Twelve Month
	Three Month Period Ended		Six Month Period Ended		Period Ended	Period Ended	Period Ended
	June 30,		June 30,		December 31,	September 30,	May 31,
	2008	2007	2008	2007	2007	2006	2006
	(Unaudited)		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$	$	$
						(Notes 1 and 4)	(Notes 1 and 4)
REVENUE	10,975,984	10,866,827	23,894,422	17,413,879	45,831,212	8,212,698	16,936,441

DIRECT COSTS	8,622,007	8,142,276	17,261,471	13,959,173	36,817,305	6,058,604	13,945,541

GROSS MARGIN	2,353,977	2,724,551	6,632,951	3,454,706	9,013,907	2,154,094	2,990,900

EXPENSES
General and administrative	1,032,778	937,541	2,219,024	1,189,174	3,666,836	388,588	1,168,507
Depreciation	42,194	20,494	79,847	32,086	90,669	80,772	153,821
Interest	42,024	43,089	80,971	45,165	183,481	57,359	115,081
Employee profit sharing plan	—	—	—	—	307,000	—	1,100,000

	1,116,996	1,001,124	2,379,842	1,266,425	4,247,986	526,719	2,537,409

INCOME FROM OPERATIONS	1,236,981	1,723,427	4,253,109	2,188,281	4,765,921	1,627,375	453,491

OTHER (INCOME) EXPENSES
Management fees	52,295	30,000	84,678	60,000	215,585	—	—
Takeover costs	—	—	—	—	778,197	—	—
Rental income from revenue producing property	—	—	—	—	—	(43,111)	(87,709)
(Gain) loss on disposal of assets	(1,362)	—	(1,362)	—	—	(9,300)	141,076
Loss on foreign exchange	81,308	9,705	102,766	9,705	49,146	—	—
Other (income) expense	(7,465)	51,629	(3,615)	6,878	48,714	—	(16,299)

	124,776	91,334	182,467	76,583	1,091,642	(52,411)	37,068

INCOME BEFORE INCOME TAXES	1,112,205	1,632,093	4,070,642	2,111,698	3,674,279	1,679,786	416,423

INCOME TAXES (Note 19)
Current	—	—	—	—	105,355	347,194	30,140
Future	—	—	—	—	—	88,164	34,176

	—	—	—	—	105,355	435,358	64,316

NET INCOME AND COMPREHENSIVE INCOME	1,112,205	1,632,093	4,070,642	2,111,698	3,568,924	1,244,428	352,107

RETAINED EARNINGS, BEGINNING OF PERIOD	2,981,497	1,393,829	770,647	914,224	—	1,890,278	1,538,171

DISTRIBUTIONS	(760,014)	(1,322,000)	(1,507,601)	(1,322,000)	(2,798,277)	—	—

RETAINED EARNINGS, END OF PERIOD	3,333,688	1,703,922	3,333,688	1,703,922	770,647	3,134,706	1,890,278

The accompanying notes are an integral part of these financial statements.

PLUMB-LINE INCOME TRUST
Consolidated Balance Sheets

	June 30,		December 31,	September 30,	May 31,
	2008	2007	2007	2006	2006
	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$
				(Notes 1 and 4)	(Notes 1 and 4)
ASSETS
CURRENT
Cash and cash equivalents	1,291,784	3,546,464	2,256,107	411,223	257,202
Accounts receivable (Note 16)	11,785,209	7,417,462	8,626,749	4,491,830	3,317,506
Inventory (Note 5)	2,213,170	1,861,211	1,899,494	618,110	863,143
Prepaid expenses	82,974	146,342	34,841	129,572	32,863
Income taxes receivable	50,000	50,000	—	—	30,700
Due from director (Note 6)	—	—	—	168,808	168,808
Due from parent corporation (Note 7)		—	—	1,254,899	804,899
Due from related parties (Note 15)	1,901,270	2,617,334	1,795,601	123,339	44,245

	17,324,407	15,638,813	14,612,792	7,197,781	5,519,366
Deposit on acquisition	300,000	—	—	—	—
Capital assets (Note 8)	2,275,296	402,559	1,069,685	1,354,354	1,405,780
Revenue producing property (Note 9)	—	—	—	2,199,029	2,228,746

	19,899,703	16,041,372	15,682,477	10,751,164	9,153,892

LIABILITIES
CURRENT
Bank indebtedness (Note 12)	2,933,079	3,215,546	3,693,467	1,859,176	1,292,727
Accounts payable and accrued liabilities (Note 16)	3,740,508	3,330,993	4,196,992	1,398,512	1,646,504
Income tax payable	58,820	5,790	61,672	349,008	32,973
Profit sharing plan payable	—	—	—	1,100,000	1,100,000
Deferred revenue	—	1,835,055	76,914	10,425	—
Current obligations under capital lease (Note 13)	175,846	—	39,313	130,275	123,769
Current portion of long-term debt (Note 14)	—	—	—	105,226	110,000
Due to related parties (Note 15)	3,121,697	925,705	1,659,432	33,795	341,339
Future income taxes (Note 19)	—	—	—	99,814	18,414

	10,029,950	9,313,089	9,727,790	5,086,231	4,665,726
Obligations under capital leases (Note 13)	302,044	—	159,679	186,651	232,844
Long-term debt (Note 14)	—	—	—	2,070,267	2,098,499
Future income taxes (Note 19)	—	—	—	57,860	51,096

	10,331,994	9,313,089	9,887,469	7,401,009	7,048,165

COMMITMENTS (Note 20)
GUARANTEES (Note 21)
SUBSEQUENT EVENTS (Note 25)

SHAREHOLDERS’ EQUITY
Share capital (Note 17)	—	—	—	40	40
Contributed surplus				215,409	215,409
Retained earnings	—	—	—	3,134,706	1,890,278

UNITHOLDERS’ EQUITY
Unitholders’ contributions (Note 18)	6,044,005	4,834,345	4,834,345	—	—
Contributed surplus	190,016	190,016	190,016	—	—
Retained earnings	3,333,688	1,703,922	770,647	—	—

	9,567,709	6,728,283	5,795,008	3,350,155	2,105,727

APPROVED BY BOARD OF DIRECTORS	19,899,703	16,041,372	15,682,477	10,751,164	9,153,892

(Signed) Director	(Signed) Director
The accompanying notes are an integral part of these financial statements.

PLUMB-LINE INCOME TRUST
Consolidated Statements of Cash Flows

					Fifteen Month	Four Month	Twelve Month
	Three Month Period Ended		Six Month Period Ended		Period Ended	Period Ended	Period Ended
	June 30,		June 30,		December 31,	September 30,	May 31,
	2008	2007	2008	2007	2007	2006	2006
	(Unaudited)		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$	$	$
						(Notes 1 and 4)	(Notes 1 and 4)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net income	1,112,205	1,632,093	4,070,642	2,111,698	3,568,924	1,244,428	352,107
Items not affecting cash:
Depreciation	42,194	20,494	79,847	32,086	90,669	80,772	153,821
Future income taxes	—	—	—	—	—	88,164	34,176
(Gain) loss on sale of capital assets	(1,362)	—	(1,362)	—	—	(9,300)	141,076

	1,153,037	1,652,587	4,149,127	2,143,784	3,659,593	1,404,064	681,180
Decrease (increase) in non-cash working capital items:
Accounts receivable	374,577	(2,333,683)	(3,230,663)	(4,298,404)	(8,626,749)	(1,541,825)	(10,571)
Inventory	(318,649)	(1,104,132)	(313,676)	(1,234,117)	(124,174)	253,251	(328,172)
Prepaid expenses	(107,584)	(112,903)	(98,134)	(144,526)	(34,841)	(96,707)	(32,863)
Income taxes payable (receivable)	50,000	79,992	55,148	(72,330)	61,672	346,735	48,053
Accounts payable and accrued liabilities	(556,534)	843,548	(478,924)	2,101,823	4,020,554	(22,499)	43,827
Deferred revenue	—	950,765	(76,914)	1,835,054	76,914	10,425	—
Profit sharing plan payable	—	—	—	—	—	—	1,100,000

	594,847	(23,826)	5,964	331,284	(967,031)	353,444	1,501,454

FINANCING
Repayment of obligations under capital leases	(45,094)	—	(89,262)	—	(198,993)	(39,686)	(229,230)
Repayment of long-term debt	—	—	—	—	—	(33,006)	(166,184)
Proceeds of commercial loan	—	—	—	—	—	—	—
Advances from related parties	(341,681)	3,130,592	2,411,492	4,811,051	443,425	(165,539)	32,029
Advances to related parties	157,186	(5,409,340)	(1,585,408)	(7,805,525)	(1,795,601)	(79,094)	(39,447)
Bank indebtedness	62,676	3,215,546	(760,388)	3,215,546	3,693,467	566,449	(350,560)
Issuance of units	189,000	—	189,000	2,822,235	2,822,235	—	—
Distributions	(244,924)	(299,000)	(486,941)	(545,149)	(787,167)	—	—

	(222,837)	637,798	(321,507)	2,498,158	4,177,366	249,124	(753,392)

INVESTING
Acquisition of capital assets	(57,485)	(241,647)	(451,028)	(256,787)	(130,666)	(63,047)	—
Acquisition of A&K	—	—	—	—	(823,562)	—	—
Proceeds on disposal of capital assets	—	—	102,248	—	—	64,500	—
Advances to directors	—	—	—	—	—	—	(150,908)
Advances to parent corporation	—	—	—	—	—	(450,000)	(339,952)
Deposit on acquisition	(300,000)	—	(300,000)	—	—	—	—

	(357,485)	(241,647)	(648,780)	(256,787)	(954,228)	(448,547)	(490,860)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,525	372,325	(964,323)	2,572,655	2,256,107	154,021	257,202

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,277,259	3,174,139	2,256,107	973,809	—	257,202	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	1,291,784	3,546,464	1,291,784	3,546,464	2,256,107	411,223	257,202

Represented by:
Cash	1,104,728	1,327,994	1,104,728	1,327,994	720,482	411,223	257,202
Term deposits	1,001,990	2,218,470	1,001,990	2,218,470	1,535,625	—	—
Cheques issued in excess of funds on deposit	(814,934)	—	(814,934)	—	—	—	—

	1,291,784	3,546,464	1,291,784	3,546,464	2,256,107	411,223	257,202

SUPPLEMENTARY INFORMATION
Interest paid	21,374	10,096	69,778	29,673	159,574	81,616	39,357

Income taxes paid	—	—	50,000	50,000	—	50,000	30,700

The accompanying notes are an integral part of these financial statements.

PLUMB-LINE INCOME TRUST	6
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
1.	STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION

Plumb-Line Income Trust (the “Trust”) was indentured on September 29, 2006 as an open-end, unincorporated, limited purpose investment trust. The Trust was established for the purposes of acquiring, investing in, holding, transferring, and disposing of the debt and equity securities of consolidated entities. On October 1, 2006 Con-Forte Contracting Limited Partnership (“Con-Forte”) a controlled entity of the Trust, acquired the contracting business of Con-Forte Co. Contracting Ltd. (“Contracting Ltd.”) excluding certain revenue producing properties and related party balances as detailed in Note 4. As the Trust, Con-Forte and Contracting Ltd. were entities under common management and control, this acquisition has been accounted for as an internal reorganization and as such the assets and liabilities of the business acquired (Note 4) were recorded at the net book value as of the acquisition date. The comparative financial statements presented herein for the periods ended May 31, 2006 and September 30, 2006 are those of Con-Forte Co. Contracting Ltd., the predecessor entity. As part of the reorganization, the Trust recorded $190,016 as contributed surplus.

Prior to September 29, 2006, the consolidated entity includes Contracting Ltd., a 50% interest in the joint venture Stuart Olson/Con-Forte Inc. (“Joint Venture”) and a variable interest entity 1045729 Alberta Ltd. (“104 VIE”). The Joint Venture commenced operations on March 1, 2006 and provides construction services in Alberta and British Columbia. The activities of the Joint Venture have been proportionately consolidated into these financial statements. The 104 VIE commenced operations on May 4, 2003 and provides labor services to the Trust. The activities of the 104 VIE have been consolidated into these financial statements pursuant to Accounting Guideline 15, Consolidation of Variable Interest entities (“AcG-15”).

There were no subsidiaries for the periods prior to September 29, 2006. After September 29, 2006, Contracting Ltd. operated as a related party to the Trust while the 50% interest in the Joint Venture and the 104 VIE continued in the consolidated financial statements of the Trust.

The consolidated financial statements include the accounts of the Trust and all of its subsidiaries, 104 VIE and partnerships, as well as its pro rata share of assets, liabilities, revenues, expenses, net income and cash flows of its joint ventures.

The consolidated financial statements include the accounts of the Trust and its subsidiaries as follows:
•	Plumb-Line Commercial Trust (“Commercial”), owned 100% by the Trust, was formed on September 29, 2006 pursuant to the Income Tax Act to hold the 99.99% interest in Plumb-Line Holdings Limited Partnership (“Partnership”).

PLUMB-LINE INCOME TRUST	7
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
1.	STRUCTURE OF THE TRUST AND BASIS OF PRESENTATION (Continued)
•	The Partnership, owned 99.99% by Commercial, was formed on October 11, 2006 pursuant to the provisions of the Partnership Act of Alberta to hold 99.99 % of Con-Forte and 99.99% A&K Millwork Limited Partnership (“A&K”) and Plumb-Line Investments Limited Partnership (“Investment LP”).

•	Con-Forte was formed on September 29, 2006 pursuant to the Partnership Act of Alberta and provides commercial concrete formwork and residential basement cribbing services in Alberta and British Columbia. On October 1, 2006, Contracting Ltd. assigned its 50% interest in the Joint Venture to Con-Forte for nominal consideration.

•	A&K was formed on October 11, 2006 pursuant to the Partnership Act of Alberta and supplies and installs architectural millwork. A&K was an inactive partnership until it acquired assets from an unrelated third party on April 1, 2007 (Note 4). All the operations of A&K are included in the consolidated statements of the Trust as of April 1, 2007.
2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting principles used in these consolidated financial statements are as follows:

Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. Provisions are made for slow moving and obsolete inventory as well as warranty costs. Amortization is based on the estimated useful lives of property, equipment and revenue producing properties. Actual results could differ from these estimates.

Estimates primarily arise in the calculation of estimated useful lives of the capital assets and the determination of the percentage of completion basis.

Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and marketable securities with original maturities of three months or less.

PLUMB-LINE INCOME TRUST	8
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Millwork material is comprised of lumber, moulding, hardware and sundry materials valued at the lower of cost, computed on a first-in first-out basis, and net realizable value.

Construction inventory is comprised of sundry materials valued at lower of cost, using the weighted average method, or net realizable value.

Variable interest entities

Pursuant to the requirements of AcG-15, Consolidation of Variable Interest Entities and EIC-157, Implicit Variable Interests under AcG-15, the Trust has consolidated those entities in which it has a variable interest, whether directly or implied through its relationships with other entities, and is the primary beneficiary. A variable interest entity (“VIE”) is one in which either the equity investment at risk is insufficient to permit the VIE to finance its activities without additional subordinated financial support, or the holders of the equity at risk lack the characteristics of a controlling financial interest. The primary beneficiary is defined as the party that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

Investments in joint ventures

Investments in companies subject to joint control are accounted for using the proportionate consolidation method. The Trust’s pro-rata share of the assets, liabilities, revenues and expenses of the joint venture have been combined on a line-by-line basis with similar items of the Trust.

Property, equipment and revenue producing property

Property, equipment and the revenue producing property are initially recorded at cost. Depreciation is calculated using the following rates and methods intended to amortize the cost of assets over their estimated useful lives:

Forming equipment	20 years	straight-line
Heavy equipment	20 years	straight-line
Construction equipment	20%	declining-balance
Office equipment	20%	declining-balance
Automotive equipment	30%	declining-balance
Computer equipment	30%	declining-balance

PLUMB-LINE INCOME TRUST	9
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and revenue producing property (Continued)

Depreciation on the revenue producing property included in the comparative consolidated financial statements is calculated over the assets estimated useful life using the declining-balance method at a rate of 4% per year.

Depreciation on leasehold improvements included in the comparative consolidated financial statements is calculated over the assets estimated useful life using the straight-line method over the term of the lease.

Long lived assets

Long-lived assets consist of property, equipment and revenue producing property. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

The Trust performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the asset’s carrying amount. Impairment is measured as the amount by which the asset’s carrying value exceeds its fair value. Any impairment is included in earnings for the period.

Discounted cash flows are used to measure fair value of long-lived assets.

Leases

A lease that transfers substantially all of the benefits and risks of ownership is classified as a capital lease. At the inception of a capital lease, an asset and a payment obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Assets under capital leases are amortized as indicated in the above capital assets policy note, over their estimated useful lives. All other leases are accounted for as operating leases and rental payments are expensed as incurred.

Revenue recognition

The Trust recognizes revenue on the percentage-of-completion basis, whereby revenue is recognized proportionately with the degree of completion of services contracted. There is a 10% holdback on all jobs. This holdback can be collected 45 days after completion of the job. Holdbacks are recorded in accounts receivable on the balance sheets.

PLUMB-LINE INCOME TRUST	10
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future income taxes

The Trust is an inter vivos trust for Canadian income tax purposes and is taxable only on income that is not distributed or distributable to unitholders. The Trust is required to distribute all of its income and capital gains that would otherwise be taxable in the Trust to unitholders. Should the Trust incur any income taxes in the future, the funds available for distribution would be reduced accordingly. As such, no future taxes have been recorded in the Trust.

Contracting Ltd. followed the asset and liability method of accounting for future income taxes. This has been reflected in the comparative periods ended May 31, 2006 and September 30, 2006 presented in these consolidated financial statements. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

104 VIE also follows the asset and liability method of accounting for future income taxes.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net income for the current period.

PLUMB-LINE INCOME TRUST	11
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future accounting pronouncements

In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards (“IFRS”) over a transitional period. In February 2008, the ACSB confirmed January 1, 2011 as the date that Canadian public entities will be required to start reporting under IFRS. Companies will be required to provide qualitative disclosure on the key elements and timing of their transition plan to IFRS no later than their 2008 annual Management Discussion and Analysis. Qualitative disclosure of the impact of the transition is required in companies’ 2009 interim and annual Management Discussion and Analysis. Comparative financial information for 2010 will be required when companies begin reporting 2011 results under IFRS. The impact of this transition on the Trust’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Trust will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Trust is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

3.	CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Trust adopted the following new accounting standards issued by the CICA:

Financial instruments

The Trust adopted CICA Handbook Sections 1530 — Comprehensive Income (“Section 1530”), 3251 — Equity (“Section 3251”), 3855, — Financial Instruments — Recognition and Measurement (“Section 3855”), and 3865 — Hedges (“Section 3865”). The Trust has adopted these standards retrospectively without restatement; accordingly, comparative amounts for prior periods have not been restated.

PLUMB-LINE INCOME TRUST	12
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
3.	CHANGES IN ACCOUNTING POLICIES (Continued)

Financial Instruments (Continued)

Section 1530 establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to cash flow hedges or available-for-sale financial assets, outside of net income, in a statement of comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity of the Trust arising from transactions and other events and circumstances, except those resulting from owner investment and distribution. Accumulated other comprehensive income (loss) is separately disclosed as a component of equity.

Transitional provisions require that any cumulative gains and losses arising from translation of a self-sustaining foreign operation, appraisal increase credits and donations from non-owners, be reclassified as accumulated other comprehensive income, and that prior period comparative figures be restated. The Trust had no items requiring reclassification to accumulated other comprehensive income.

Section 3251 establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. It requires that all financial assets and financial liabilities be recognized on the consolidated balance sheet when the Trust becomes a party to the contractual provisions of the financial instrument. Under Section 3855, all financial assets and financial liabilities are initially recognized at fair value. Subsequent measurement depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied as well as the accounting for each of the permitted hedging strategies. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, when the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

PLUMB-LINE INCOME TRUST	13
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
3.	CHANGES IN ACCOUNTING POLICIES (Continued)

Financial Instruments (Continued)

Effective October 1, 2006, the Trust has classified all of its financial assets as loans and receivables with the exception of cash and cash equivalents, which has been classified as held-for-trading by its nature, and all of its financial liabilities as other financial liabilities. Financial assets classified as loans and receivables and financial liabilities classified as other financial liabilities are measured at amortized cost using the effective interest method. The Trust has adopted a policy under the new standard of expensing all transaction costs as incurred. Regular way purchases and sales of financial assets are recognized on the settlement date, the date on which the Trust receives or delivers the asset. The Trust has reviewed contracts entered into or modified subsequent to June 1, 2002 and determined that the Trust does not currently have any significant embedded derivatives in these contracts that require separate accounting and disclosure. There were no transactions resulting in other comprehensive income for the periods ended December 31, 2007 and June 30, 2008. There were no transition adjustments resulting in an adjustment to either undistributed income or accumulated other comprehensive income as at October 1, 2006. The Trust does not have any transactions which qualify for hedge accounting.

Accounting changes

The Trust adopted CICA Handbook Section 1506 — Accounting Changes (“Section 1506”). Section 1506 requires that voluntary changes in accounting policies be made only if the changes result in financial statements that provide reliable and more relevant information. It also requires prior period errors to be corrected retrospectively. The adoption of Section 1506 did not have a material impact on the Trust’s financial statements.

Effective January 1, 2008, the Trust adopted the following new accounting standards issued by the CICA:

Section 3862 — Financial Instruments — Disclosures modifies the disclosure requirements for financial instruments that were included in Section 3861 Financial Instruments — Disclosure and Presentation. The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:
•	the significance of financial instruments for the entity’s financial position and performance,

•	the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and

•	how the entity manages those risks.

PLUMB-LINE INCOME TRUST	14
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
3.	CHANGES IN ACCOUNTING POLICIES (Continued)

Accounting changes (Continued)

Section 3863 — Financial Instruments — Presentation carries forward unchanged the presentation requirements of the old Section 3861 “Financial Instruments — Disclosure and Presentation”.

Capital disclosures

Section 1535 — Capital Disclosures establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require an entity to disclose the following:
•	Its objectives, policies and processes for managing capital;

•	Summary quantitative data about what it manages as capital;

•	Whether during the period it complied with any externally imposed capital requirements to which it is subject; and

•	When the entity has not complied with such requirements, the consequences of such non-compliance.
Inventory

Section 3031 — Inventories provides guidance on the measurement and disclosure of inventories. The new recommendation establishes that inventories should be measured at the lower of cost and net realizable value and provides guidance on the determination of cost. There was no material impact on the financial statements from the adoption of the new accounting recommendations.

PLUMB-LINE INCOME TRUST	15
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
4.	ACQUISITION AND REORGANIZATION
a)	On October 1, 2006, Con-Forte, a controlled entity of the Trust, acquired the contracting business of Contracting Ltd. As the Trust, Con-Forte and Contracting Ltd. were entities under common management and control, this acquisition has therefore been accounted for as an internal reorganization and as such these assets and liabilities have been recorded at their respective book values.

$
Assets acquired
Inventory	617,877
Forming inventory	332,443
Forming equipment	271,524
Computers	44,592
Computer software	21,931
Office furniture	10,295
Trucks	132,524
Heavy equipment	374,648

1,805,834
Liabilities assumed
Obligations under capital lease	316,926

Funded by advance from Contracting Ltd.	1,488,908

Working capital related to the business and certain non core assets and liabilities of Contracting Ltd. were not acquired by Con-Forte. These non core assets and liabilities included:

$
Due from director (Note 6)	168,804
Due from parent corporation (Note 7)	1,254,899
Revenue producing property (Note 9)	2,199,029
Long-term debt (Note 14)	(2,175,493)
Certain capital leases on equipment used in the contracting business were left in Contracting Ltd. These leases were transferred to the Trust at carrying values effective January 1, 2008. During the fifteen month period ended December 31, 2007, the Trust paid Contracting Ltd. rent for the use of this equipment. (Note 16)

PLUMB-LINE INCOME TRUST	16
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
4.	ACQUISITION AND REORGANIZATION
b)	On April 1, 2007, the Trust (through A&K) acquired certain assets and assumed certain liabilities pursuant to an asset purchase agreement with A&K Millwork Ltd. and North American Caseline Inc., both unrelated third parties as follows:

$
Assets acquired
Inventory	825,000
Computer equipment	40,000
Machinery and equipment	135,000

1,000,000
Liabilities assumed
Accounts payable and accrued liabilities	176,438

Funded by advance from the Partnership	823,562

All the operations of A&K are included in the consolidated financial statements of the Trust as of April 1, 2007.

5.	INVENTORY

	June 30,	December 31,	September 30,	May 31,
	2008	2007	2006	2006
	$	$	$	$

Construction raw materials	1,253,253	1,239,611	607,729	513,634
Construction work-in-progress	816	2,271	10,381	349,509
Millwork raw materials	959,101	657,612	—	—

	2,213,170	1,899,494	618,110	863,143

6.	DUE FROM DIRECTOR

As at May 31, 2006 and September 30, 2006, these amounts were due from a director, were unsecured, non-interest bearing with no fixed terms of repayments.

Subsequent to September 30, 2006, the amount due from a director did not transfer into Con-Forte (see Note 4).

PLUMB-LINE INCOME TRUST	17
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
7.	DUE FROM PARENT CORPORATION

As at May 31, 2006 and September 30, 2006, Contracting Ltd. was a wholly-owned subsidiary of Terra Vita Inc. Amounts owing to Terra Vita Inc. represent inter-company loans payable. All amounts are unsecured, non-interest bearing with no fixed terms of repayments.

Subsequent to September 30, 2006, the due from parent corporation did not transfer into Con-Forte (see Note 4).

8.	CAPITAL ASSETS

	June 30, 2008			December 31, 2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment:	$	$	$	$	$	$

Forming	1,153,714	19,930	1,133,784	271,524	2,525	268,999
Heavy	700,682	9,467	691,215	383,439	1,858	381,581
Construction	373,671	94,539	279,132	393,195	63,752	329,443
Office	14,334	1,254	13,080	3,156	345	2,811
Automotive	72,748	11,075	61,673	51,273	2,723	48,550
Computer	130,063	33,651	96,412	58,557	20,256	38,301

	2,445,212	169,916	2,275,296	1,161,144	91,459	1,069,685

	September 30, 2006			May 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment:	$	$	$	$	$	$

Forming	711,481	85,286	626,195	711,481	72,998	638,483
Heavy	539,288	164,640	374,648	539,288	155,652	383,636
Construction	7,587	126	7,461	110,914	102,696	8,218
Office	30,271	19,977	10,294	30,271	19,241	11,030
Automotive	372,918	240,394	132,524	372,918	222,602	150,316
Computer	142,465	75,941	66,524	142,203	68,564	73,639
Leaseholds	224,977	88,269	136,708	224,977	84,519	140,458

	2,028,987	674,633	1,354,354	2,132,052	726,272	1,405,780

PLUMB-LINE INCOME TRUST	18
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
8.	CAPITAL ASSETS (Continued)

Included in property and equipment is various equipment held under capital leases with net book values as follows:

	June 30,	December 31,	September 30,	May 31,
	2008	2007	2006	2006
	$	$	$	$

Forming equipment	190,327	69,653	127,273	111,827
Heavy equipment	275,735	137,454	156,902	228,134
Automotive	59,414	—	—	296,402
Computers	—	—	—	58,563

Assets acquired under capital lease during the period	368,160	198,993	—	624,188
9.	REVENUE PRODUCING PROPERTY

	September 30, 2006			May 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Land	894,480	—	894,480	894,480	—	894,480
Building	1,341,720	37,171	1,304,549	1,341,720	7,454	1,334,266

	2,236,200	37,171	2,199,029	2,236,200	7,454	2,228,746

Subsequent to September 30, 2006, the revenue producing property did not transfer into Con-Forte (see Note 4).

PLUMB-LINE INCOME TRUST	19
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
10.	INVESTMENTS IN JOINT VENTURES

The following amounts represent the Trust’s proportionate interest relating to its Joint Venture:

	Three Month		Six Month		Fifteen Month
	Period Ended		Period Ended		Period Ended
	June 30,		June 30,		December 31,
	2008	2007	2008	2007	2007
	$	$	$	$	$
	(Unaudited)	(Unaudited)		(Unaudited)

Current assets	26,772	2,480,572	26,772	2,480,572	28,208
Non-current assets	25,707	28,079	25,707	28,079	26,610
Current liabilities	56,583	2,512,755	56,583	2,512,756	58,923
Revenue	67,365	919,180	805,251	1,869,648	5,296,754
Expenses	8,856	803,315	112,166	1,622,854	3,273,347
Net income	58,509	115,865	693,085	246,794	2,023,407
Cash provided by (used in) operating activities	608,189	875,390	(92,349)	1,531,924	(186,010)
Cash (used in) provided by financing activities	(720,289)	115,866	(601,429)	138,990	1,495,819
Cash used in investing activities	—	—	—	(405)	(405)

	Four Month	Twelve Month
	Period Ended	Period Ended
	September 30,	May 31,
	2006	2006
	$	$

Current assets	—	390,153
Non-current assets	29,689	22,605
Current liabilities	33,794	416,864
Non-current liabilities	—	—
Revenue	—	—
Expenses	1,037,958	4,105
Net income (loss)	142,005	(4,105)
Cash provided by operating activities	238,341	33,180
Cash provided by (used in) financing activities	142,005	—
Cash used in investing activities	(7,547)	(22,891)

PLUMB-LINE INCOME TRUST	20
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
11.	VARIABLE INTEREST ENTITY

On May 12, 2003 Contracting Ltd., the predecessor entity of the Trust, entered into a Labor Agreement with 104 VIE, which is owned by a relative of the principal shareholder of Contracting Ltd, who also served as a member of Contracting Ltd.’s management team. This Labor Agreement was terminated on September 29, 2006.

On September 29, 2006 Con-Forte, an entity controlled by the Trust, entered into a Labor Agreement with 104 VIE. The sole shareholder of 104 VIE is both a unitholder and a member of the management team of the Trust, as well as a relative of the Trust’s controlling unitholder.

The Labor Agreements stipulates that 104 VIE shall provide labor exclusively to Contracting Ltd. and subsequently Con-Forte at the work sites designated by Contracting Ltd. and Con-Forte. Contracting Ltd. and subsequently Con-Forte covered all costs and expenses incurred by 104 VIE, and are required to pay under payment terms that match 104 VIE’s payroll schedule. Substantially all of 104 VIE’s business is to supply labor to Contracting Ltd. and Con-Forte. 104 VIE’s equity is not sufficient to sustain its operations if operating under normal trade terms.

In accordance with CICA Accounting Guideline No. 15 Consolidation of variable interest entities (“AcG-15”), 104 VIE constitutes a variable interest entity of which the Trust and its predecessor entity is the primary beneficiary. Accordingly, the Trust consolidates the accounts of 104 VIE.

The total assets of the 104 VIE are as follows:

Total Assets
As at:	$
June 30, 2008	803,402
December 31, 2007	667,353
September 30, 2006	569,854
May 31, 2006	276,065
The assets consist of mainly cash, accounts receivables, and prepaid assets.

PLUMB-LINE INCOME TRUST	21
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
12.	BANK INDEBTEDNESS

The Trust has available to it, two credit lines as follows:

The operating credit line in Con-Forte is available to a maximum of $2,400,000, (December 31, 2007 - $2,400,000, September 30, 2006 - $2,400,000, and May 31, 2006 - $2,400,000) of which $ 1,632,726 (December 31, 2007 - $2,201,982, September 30, 2006 - $1,859,176, May 31, 2006 - $1,292,727) was drawn upon at period end. Interest is calculated at the bank’s prime rate plus 0.75% per annum and is secured by a general security agreement covering all assets of Con-Forte, by Corporate Guarantee of Contracting Ltd. and a related company and by Personal Guarantee of a majority unitholder of the Trust. The credit facility includes certain restrictive covenants including ratio of debt to equity not to at any time exceed 2.00 to 1.00 and ratio of current assets to current liabilities not to at any time be less than 1.10 to 1.00. Con-Forte is in compliance with these covenants.

The operating credit line in A&K is available to a maximum of $1,500,000 (December 31, 2007 - $1,500,000) of which $1,300,353 (December 31, 2007 - $1,491,485) was drawn upon at period end. It bears interest at prime plus 0.75% per annum and is secured by a general security agreement over all present and future personal property of A&K and a limited guarantee in the amount of $1,500,000 by a majority unitholder of the Trust. This credit facility did not exist at September 30, 2006 and May 31, 2006. The credit facility includes certain restrictive covenants including ratio of debt to tangible net worth not to at any time exceed 3.00 to 1.00 and ratio of current assets to current liabilities not to at any time be less than 1.20 to 1.00. As at June 30, 2008 and December 31, 2007, A&K is in violation of these covenants.

Subsequent to June 30, 2008 A&K renewed the facility and rectified the breach of covenants by depositing an additional $750,000 with the lender.

PLUMB-LINE INCOME TRUST	22
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
13.	OBLIGATIONS UNDER CAPITAL LEASES

	June 30,	December 31,	September 30,	May 31,
	2008	2007	2006	2006
	$	$	$	$

Various vehicle finance contracts, secured by specified equipment, with interest charged at 6.24% to 6.738% per annum compounded monthly, payable in blended monthly installments of $1,034 to $1,037 over terms of 42 to 48 months, due June 2009 to September 2009	41,935	—	99,276	109,470

Various leasing finance contracts, secured by specified equipment, with interest charged at 13.1% to 15.4% per annum compounded monthly, payable in blended monthly installments of $483 to $2,245 over a term of 36 months, due January 2009 to April 2009	47,535	—	113,643	124,522

Various finance contracts, secured by specified equipment, with interest charged at 5.68% to 6.18% per annum compounded monthly, payable in blended monthly installments of $1,651 to $3,670 over a 24 to 36 month terms, due July 2007 to July 2008	13,237	—	104,007	122,621

Various leasing finance contracts, secured by specified equipment, with interest charged at 6.78% to 13.2% per annum compounded monthly, payable in blended monthly installments of $2,175 to $3,892 over a 36 month term, due October 2010 to April 2012	375,183	198,992	—	—

	477,890	198,992	316,926	356,613

Less current portion	175,846	39,313	130,275	123,769

	302,044	159,679	186,651	232,844

PLUMB-LINE INCOME TRUST	23
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
13.	OBLIGATIONS UNDER CAPITAL LEASES (Continued)

Estimated principal payments over the next five years are as follows:

	June 30,	December 31,	September 30,	May 31,
	2008	2007	2006	2006
	$	$	$	$

2007	N/A	N/A	130,275	123,769
2008	N/A	39,313	116,731	120,140
2009	175,846	44,243	69,920	103,539
2010	86,961	50,380	—	9,165
2011	79,419	28,105	—	—
2012	113,919	36,952	—	—
2013	21,745	—	—	—

	477,890	198,993	316,926	356,613

Interest expense for the six months ended June 30, 2008 includes interest on obligations under capital leases of $17,112 (2007 - $Nil; three months ended June 30, 2008 - $8,556; three months ended June 30, 2007 - $Nil; 15 months ended December 31, 2007 - $5,746; four months ended September 30, 2006 - $10,036; year ended May 31, 2006 - $15,158).

14.	LONG-TERM DEBT

	June 30,	December 31,	September 30,	May 31,
	2008	2007	2006	2006
	$	$	$	$

Commercial loan, interest charged at the bank’s prime rate plus 1.25% per annum compounded monthly, calculated on a 164 month amortization, payable in monthly installments of $20,740, secured by a promissory note, assignment of rent and a first charge over the revenue producing property, guaranteed by a majority unitholder of the Trust	—	—	2,175,493	2,208,499
Less current portion	—	—	105,226	110,000

	—	—	2,070,267	2,098,499

On the internal reorganization on October 1, 2006, the long-term debt and the revenue producing properties that were pledged as collateral did not transfer into Con-Forte (see Note 4).

PLUMB-LINE INCOME TRUST	24
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
14.	LONG-TERM DEBT (Continued)

The estimated principal payments after May 31, 2006 were as follows:

May 31,
2006
$
2007	110,000
2008	113,000
2009	117,976
2010	125,939
2011	134,707
Thereafter	1,606,877

2,208,499

15.	DUE FROM (TO) RELATED PARTIES

	June 30,	December 31,	September 30,	May 31,
	2008	2007	2006	2006
	$	$	$	$

Due from:
Companies with common shareholders and management. Amounts are unsecured, non-interest bearing with no set terms of repayment	1,901,270	1,795,601	123,339	44,245

Due to:
Companies with common shareholders and management. Amounts are unsecured, non-interest bearing with no set terms of repayment	3,121,697	1,659,432	33,795	157,348
A unitholder of the Trust and member of management. Amounts are unsecured, non-interest bearing with no set terms of repayment	—	—	—	183,991

	3,121,697	1,659,432	33,795	341,339

The amounts listed above will be repaid/collected within the next 12 months and therefore management believes carrying value approximates fair value due to the short term nature of the loans.

PLUMB-LINE INCOME TRUST	25
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
16.	RELATED PARTY TRANSACTIONS

The following are included in direct costs and billed by various companies that are related by commonalities in shareholders and management for:

	Three Month		Six Month		Fifteen Month	Four Month	Twelve Month
	Period Ended		Period Ended		Period Ended	Period Ended	Period Ended
	June 30,		June 30,		December 31,	September 30,	May 31,
	2008	2007	2008	2007	2007	2006	2006
	$	$	$	$	$	$	$

	(Unaudited)	(Unaudited)		(Unaudited)
Labor expense	1,852,014	1,143,580	3,939,519	2,036,829	5,573,627	481,432	1,852,760
Rent expense	—	1,500	—	23,605	64,766	19,595	—
Engineering fees	—	1,345	—	1,345	1,345	—	975

	1,852,014	1,146,425	3,939,519	2,061,779	5,639,738	501,027	1,853,735

The following are included in revenue and billed to various companies that are related by common control and common management:

Three Month		Six Month		Fifteen Month	Four Month	Twelve Month
Period Ended		Period Ended		Period Ended	Period Ended	Period Ended
June 30,		June 30,		December 31,	September 30,	May 31,
2008	2007	2008	2007	2007	2006	2006
$	$	$	$	$	$	$

(Unaudited)	(Unaudited)		(Unaudited)

1,793,051	1,094,944	1,953,857	2,119,005	2,532,834	617,238	896,751

The following are management fees billed by companies controlled by the immediate family of a unitholder of the Trust:

Three Month		Six Month		Fifteen Month	Four Month	Twelve Month
Period Ended		Period Ended		Period Ended	Period Ended	Period Ended
June 30,		June 30,		December 31,	September 30,	May 31,
2008	2007	2008	2007	2007	2006	2006
$	$	$	$	$	$	$

(Unaudited)	(Unaudited)		(Unaudited)

63,000	61,260	126,095	121,415	265,000	77,407	210,374

PLUMB-LINE INCOME TRUST	26
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
16.	RELATED PARTY TRANSACTIONS (Continued)

The following are amounts included in trade accounts payable and trade accounts receivable to various companies that are related by commonalities in shareholders and management, or companies controlled by the immediate family of a unitholder of the Trust:

	June 30,		December 31,	September 31,	May 31,
	2008	2007	2007	2006	2006
	$	$	$	$	$

		(Unaudited)

Accounts receivable	2,376,286	1,048,088	408,204	283,547	126,659
Accounts payable	662,075	703,160	459,745	59,042	216,681
All transactions listed above have occurred at the exchange amount which is equivalent to fair value with the exception of the rent expense. The fair value of rent expense is $15,264 per month, net of operating costs.

On February 1, 2006, Contracting Ltd. acquired the revenue producing property (Note 9) for $2,236,200 by the assumption of a mortgage on the property from a company with which Contracting Ltd. has common equity holders and management hereafter referred to as “Related Company”.

In November 2005, Contracting Ltd. sold to the Related Company a condominium for $136,884 which was for the assumption of the related mortgage. The agreed to exchange amount on these real estate transactions approximated fair values.

In November 2006, the Trust, through the Partnership, provided interim financing to the Related Company and in exchange earned a 25% net profit interest (“NPI”) in certain real estate development projects to be developed by the Related Company. The NPI was not assigned any value as it was a contingent asset. On January 1, 2008 the Partnership exchanged the NPI for 62,500 shares of a subsidiary of the Related Company on a tax deferred basis. The fair value of 625,000 shares at January 1, 2008 was $625,000. For accounting purposes, in accordance with GAAP, non-monetary transactions with related parties are recorded at their carrying value. Therefore, the 62,500 shares acquired by the Partnership was recorded at the carrying value of the NPI of $Nil. There has been no change in the fair value or the carrying value of the 62,500 shares between January 1, 2008 and June 30, 2008.

PLUMB-LINE INCOME TRUST	27
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
17.	SHARE CAPITAL OF CONTRACTING LTD.

	September 30,	May 31,
	2006	2006
	$	$

Authorized
Unlimited number of Class A common voting shares
Unlimited number of Class B common voting shares
Unlimited number of Class C common non-voting shares
Unlimited number of Class D preferred non-voting, redeemable shares
Unlimited number of Class E preferred voting, redeemable shares
Issued
20 Class A common shares	20	20
20 Class B common shares	20	20

	40	40

Subsequent to September 30, 2006, the share capital did not transfer into Con-Forte (see Note 4).

18.	UNITHOLDERS’ CAPITAL

	Units	$

Authorized
Unlimited number of units
Issued
Issued upon indenture, September 29, 2006	1	—

Balance, September 30, 2006	1	—

Canceled during the period	(1)	—
Issued during the period (i)	3,787,604	4,834,345

Balance, December 3l, 2007	3,787,603	4,834,345
Issued during the period (ii)	120,966	1,209,660

Balance, June 30, 2008	3,908,569	6,044,005

PLUMB-LINE INCOME TRUST	28
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
18.	UNITHOLDERS CAPITAL (Continued)
(i)	On December 24, 2006, 3,304,500 units were issued at $0.001/unit for total proceeds of $3,305. Fair value of these units was nominal as these units were issued when the Trust had no operations and had nominal value. During the first three months of 2007, 281,893 units were issued at $10/unit for total proceeds of $2,818,930. The funds were used to finance the A&K Millwork Limited Partnership acquisition discussed in Note 4. During the three months ended June 30, 2007, 102,300 units were issued at $10/unit for $1,023,000 under a distribution reinvestment plan (“DRIP”). During the six months ended December 31, 2007, 98,911 units were issued at $10/unit for a total of $989,110 under the same plan.

(ii)	During the three months ended March 31, 2008, 50,557 units were issued at $10/unit for $505,570 under the DRIP program, and during the three months ended June 30, 2008 51,509 units were issued at $10/unit under the DRIP program, and 18,900 units were issued for cash for a total proceeds of $704,090.
19.	INCOME TAXES

The Trust is an inter vivos trust for Canadian income tax purposes and is taxable only on income that is not distributed or distributable to the unitholders. The tax deductibility of unitholder distributions provided under the Income Tax Act, in substance, represents an exemption from current income taxes related to current period income and future income taxes related to temporary differences between the bases of the Trust’s assets and liabilities used for accounting and income tax purposes. It is the Trust’s practice to distribute all income and capital gains to unitholders that would otherwise be taxable in the Trust; therefore, the Trust has not recorded any future tax liability.

The Federal Government of Canada’s previously announced tax proposals pertaining to the taxation of specified investment flow-through entities received royal assent on June 22, 2007. As a result, publicly-traded income trusts and partnerships which are resident in Canada are now or will be subject to an entity-level federal tax designed to approximate the combined federal-provincial corporate tax rate. As the Trust is a private trust, it is excluded from the legislation and there is no direct impact on the results of the Trust for the periods presented.

PLUMB-LINE INCOME TRUST	29
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
19.	INCOME TAXES (Continued)

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of income.

	Four Month	Twelve Month
	Period Ended	Period Ended
	September 30,	May 31,
	2006	2006
	$	$

Income before income taxes	1,679,786	416,423
Statutory income tax rate	16.12%	16.12%

Expected income tax expense	270,782	67,127
Non-deductible expenses	2,938	3,161
Income not eligible for small business deduction	163,722	—
Tax effect of recognition of previously unrecognized tax losses	—	(6,094)
Other	(2,084)	122

	435,358	64,316

Classified as:
Current	347,194	30,140
Future	88,164	34,176

Income tax expense	435,358	64,316

The Trust and its trust subsidiary entities are taxable only on income that is not distributed or distributable to the unitholders and as such the Trust does not account for future taxes.

Income taxes were recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases in Contracting Ltd.

PLUMB-LINE INCOME TRUST	30
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
19.	INCOME TAXES (Continued)

The net future income tax liability was comprised of:

	September 30,	May 31,
	2006	2006
	$	$

Future income tax assets:
Obligation under capital leases	51,088	57,485
Other	—	2,453

	51,088	59,938

Future income tax liabilities:
Holdback receivables	(120,814)	(40,818)
Capital assets	(87,948)	(88,630)

	(208,762)	(129,448)

Future income tax liabilities, net	(157,674)	(69,510)

Classified as:
Current liability	(99,814)	(18,414)
Long-term liability	(57,860)	(51,096)

Future income tax liabilities, net	(157,674)	(69,510)

20.	COMMITMENTS

The Trust is obligated under leases for equipment, buildings and vehicles as follows:

		Amount Due on
	Total	Related Party Leases
	$	$

2008	596,684	108,890
2009	559,426	35,021
2010	498,723	35,021
2011	464,465	35,021
2012	115,090	35,021

PLUMB-LINE INCOME TRUST	31
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
21.	GUARANTEE

As part of its ongoing operations, the Trust has provided an unlimited general application and indemnification to AXA Pacific Insurance Company for contract bonds.

22.	FINANCIAL INSTRUMENTS

The Trust, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Foreign currency risk

The Trust enters into transactions to sell products and purchase materials denominated in US currency for which the related revenues, expenses, accounts receivable and accounts payable balances are subject to exchange rate fluctuations.

The following items are denominated in US currency:

	June 30,	December 31,
	2008	2007
Cdn $	$	$

Bank overdraft	(105,485)	(84,536)
Accounts receivable	608,255	1,549,131
Accounts payable	10,234	242,386
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Trust manages foreign currency risk by holding U.S. dollar cash receipts in a U.S. bank account to support U.S. forecasted cash outflows. The Trust believes that the results of operations and cash flows would not be materially affected by a sudden change in foreign exchange rates. As at June 30, 2008, a 1% increase in the U.S. dollar to the Canadian dollar exchange rate would have increased income before income taxes by approximately $12,000.

The Trust did not enter into any foreign exchange hedges due to the unpredictability of its cash flow denominated in US. As part of the Trust’s overall business strategy and management of Foreign Currency Risk, it has reduced significantly the volume of sales and purchases conducted in US.

PLUMB-LINE INCOME TRUST	32
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
22.	FINANCIAL INSTRUMENTS (Continued)

Credit concentration

The Trust’s financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable. The Trust provides credit to its customers in the normal course of its operations and carries out credit checks when applicable. The Trust provides allowances for potentially uncollectible accounts receivables based on an assessment of collectability. The Trust has the following customers with account balances greater than 10% of the total accounts receivable balance:

	June 30,				December 31,
	2008		2007		2007
	$	%	$	%	$	%
	(Unaudited)
Customer A	1,941,307	16	—	—	—	—
Customer B	1,354,745	11	—	—	—	—
Customer C	—	—	—	—	979,039	11

	September 30,		May 31,
	2006		2006
	$	%	$	%

Customer D	1,247,895	28	744,127	22
Customer E	598,209	13	—	—
Customer F	472,125	11	—	—
The Trust has the following customers with revenue during the period greater than 10% of the total revenue:

	Six Month				Fifteen Month
	Period Ended				Period Ended
	June 30,				December 31,
	2008		2007		2007
	$	%	$	%	$	%
	(Unaudited)

Customer C	2,695,895	11	—	—	—	—
Customer F	—	—	2,317,369	13	—	—

PLUMB-LINE INCOME TRUST	33
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
22.	FINANCIAL INSTRUMENTS (Continued)

Credit concentration (Continued)

	Three Month Period Ended
	June 30,
	2008		2007
	$	%	$	%
	(Unaudited)		(Unaudited)
Customer A	1,795,821	16	—	—
Customer B	1,233,930	11	—	—
Customer F	—	—	1,557,543	14

	Four Month		Twelve Month
	Period Ended		Period Ended
	September 30,		May 31,
	2006		2006
	$	%	$	%

Customer D	1,624,611	20	2,429,411	14
Customer E	1,326,810	16	—	—
Customer G	—	—	1,793,364	11
The Trust’s trade accounts receivable past due more than 60 days represented 19% or $2,196,353 of the total receivables at June 30, 2008.

The balance in accounts receivable that are one year past due at June 30, 2008 is $353,090 or 3% or total accounts receivables. Holdbacks receivable represent 60% or $200,844 of the balance one year past due. Holdbacks receivable generally fall into the above past due balance given the nature of the receivable and work involved in the contract. The Trust’s allowance for doubtful accounts is $Nil at June 30, 2008 given that management believes that all of the Trust’s receivables are collectible.

Interest rate risk

Interest rate risk reflects the sensitivity of the Trust’s financial results and condition to movements in interest rates. As at June 30, 2008, a 1% increase in interest rate on the Trusts’ operating lines of credit would have decreased income before income taxes by approximately $19,500.

PLUMB-LINE INCOME TRUST	34
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
22.	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management.

In managing liquidity risk, the Trust has access to $3,900,000 in operating credit lines in its credit facility to draw upon. The Trust currently has $3,639,215 drawn on this facility at June 30, 2008. The Trust uses a combination of cash flow from the business and credit to meet its obligations.

The timing of cash outflows relating to financial liabilities as at June 30, 2008 are outlined in the table below:

	Year 1	Year 2	Year 3	Year 4	Year 5
	$	$	$	$	$

Bank indebtedness	2,933,079	—	—	—	—
Accounts payable	3,740,508	—	—	—	—
Obligations under capital leases	175,846	86,961	79,419	113,919	21,745
Due to related parties	3,121,697	—	—	—	—
Risk management policy

Management of the Trust plans that by January 2010 the Trust should have less than 3% of its revenue or purchases dominated in US. Management is also adopting risk management policies with the objective to have less than 1% of its revenue as bad or doubtful accounts. In seeking to meet these objectives, the Trust follows a risk management policy approved by its Board of Trustees which requires management not to enter into any new US dollar denominated sales or purchase contracts, to diversify its customer base, and to implement credit check procedures.

Fair value

The carrying amounts of the Trust’s financial assets and liabilities approximate their fair value due to the short-term maturities of these items.

PLUMB-LINE INCOME TRUST	35
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
22.	FINANCIAL INSTRUMENTS (Continued)

Equity instruments

As detailed in Note 16, Investment LP holds 62,500 shares of Related Company, a privately owned company, that are available for sale. This related party transaction has been recorded at carrying values with no adjustment to fair values as there is no readily available market for these shares.

23.	CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (a) safeguard the Trust’s ability to continue as a going concern; and (b) maintain flexibility in order to preserve the Trust’s ability to meet financial obligations with a long-term view of maximizing return to unitholders.

On an ongoing basis, the Trust reviews and assesses its capital structure. The Trust defines its capital as unitholders’ equity and bank indebtedness.

The Trust’s capital at June 30, 2008 and December 31, 2007 is as follows:

	June 30,	December 31,
	2008	2007
	$	$

Unitholders’ equity	9,567,709	5,795,008
Bank indebtedness	2,933,079	3,693,467

Total capital	12,500,788	9,488,475

The Trust has certain financial covenants that must be met in regards to its credit facilities. The Trust has disclosed information regarding these covenants in Note 12.

The Trust’s strategy is to ensure that it has sufficient capital to efficiently and effectively run the operations of the Trust while providing a return to shareholders and maintaining adequate liquidity.

PLUMB-LINE INCOME TRUST	36
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
24.	SEGMENTED DISCLOSURE

The Trust is managed based on two operating segments which have been determined based on the products and services produced or provided: Concrete formwork and cribbing, and Millworks. Concrete formwork and cribbing includes the results of Con-Forte, the VIE (Note 11) and the Joint Venture (Note 10). Millwork includes the results of A&K. Con-Forte, based in Calgary, Alberta, provides commercial concrete formwork and residential basement cribbing services in Alberta and B.C. A&K, based in Winnipeg Manitoba, supplies and installs architectural millwork primarily in Manitoba.

The accounting policies of the reportable segments are the same as those disclosed in Note 2.

	Three Month Period Ended
	June 30, 2008
	Concrete		(Unaudited)
	Formwork
	and			Inter-	Consolidated
	Cribbing	Millwork	Corporate	company	Total
	$	$	$	$	$

Revenue
Concrete formwork and cribbing	8,145,249	—	—	—	8,145,249
Millwork	—	2,830,735	—	—	2,830,735

Total revenue	8,145,249	2,830,735	—	—	10,975,984
Direct costs	6,357,433	2,264,574		—	8,622,007

Gross margin	1,787,816	566,161	—	—	2,353,977
Depreciation	29,124	13,070	—	—	42,194
Interest expense	30,019	12,005	—	—	42,024
General and administrative	335,250	577,195	120,333	—	1,032,778

Operating income (loss)	1,393,423	(36,109)	(120,333)	—	1,236,981
Other income	7,465	—	—	—	7,465
Management bonuses and fees	(30,000)	—	(22,295)	—	(52,295)
Gain (loss) on foreign exchange	1,362	(81,308)	—	—	(79,946)

Income (loss) before income taxes	1,372,250	(117,417)	(142,628)	—	1,112,205
Income tax expense	—	—	—	—	—

Net income (loss)	1,372,250	(117,417)	(142,628)	—	1,112,205

Total assets	19,531,946	3,687,858	6,607,885	(9,927,986)	19,899,703
Capital expenditures	56,987	498	—	—	57,485

PLUMB-LINE INCOME TRUST	37
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
24.	SEGMENTED DISCLOSURE (Continued)

	Three Month Period Ended
	June 30, 2007
	Concrete		(Unaudited)
	Formwork
	and			Inter-	Consolidated
	Cribbing	Millwork	Corporate	company	Total
	$	$	$	$	$

Revenue
Concrete formwork and cribbing	8,187,677	—	—	—	8,187,677
Millwork	—	2,679,150	—	—	2,679,150

Total revenue	8,187,677	2,679,150	—	—	10,866,827
Direct costs	5,444,515	2,697,761		—	8,142,276

Gross margin	2,743,162	(18,611)	—	—	2,724,551
Depreciation	11,744	8,750	—	—	20,494
Interest expense	42,844	245	—	—	43,089
General and administrative	204,776	721,133	11,632	—	937,541

Operating income	2,483,798	(748,739)	(11,632)	—	1,723,427
Other income (expense)	(51,629)	—	—	—	(51,629)
Rental income (expense)	—	—	—	—	—
Management bonuses and fees	(30,000)	—	—	—	(30,000)
Loss on foreign exchange	—	(9,705)	—	—	(9,705)

Income (loss) before income taxes	2,402,169	(758,444)	(11,632)	—	1,632,093
Income tax expense	—	—	—	—	—

Net income (loss)	2,402,169	(758,444)	(11,632)	—	1,632,093

Total assets	13,080,184	3,418,179	6,174,336	(6,631,327)	16,041,372
Capital expenditures	64,017	177,630	—	—	241,647

PLUMB-LINE INCOME TRUST	38
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
24.	SEGMENTED DISCLOSURE (Continued)

	Six Month Period Ended
	June 30, 2008
	Concrete
	Formwork
	and			Inter-	Consolidated
	Cribbing	Millwork	Corporate	company	Total
	$	$	$	$	$

Revenue
Concrete formwork and cribbing	17,831,680	—	—	—	17,831,680
Millwork	—	6,062,742	—	—	6,062,742

Total revenue	17,831,680	6,062,742	—	—	23,894,422
Direct costs	12,066,340	5,195,131	—	—	17,261,471

Gross margin	5,765,340	867,611	—	—	6,632,951
Depreciation	58,000	21,847	—	—	79,847
Interest expense	40,922	40,049	—	—	80,971
General and administrative	772,804	1,310,896	135,324	—	2,219,024

Operating income	4,893,614	(505,181)	(135,324)	—	4,253,109
Other income (expense)	3,615	—	—	—	3,615
Management bonuses and fees	(84,678)	—	—	—	(84,678)
Gain on disposal of capital assets	1,362	—	—	—	1,362
Loss on foreign exchange	—	—	(102,766)	—	(102,766)

Income (loss) before income taxes	4,813,913	(505,181)	(238,090)	—	4,070,642
Income tax expense	—	—	—	—	—

Net income (loss)	4,813,913	(505,181)	(238,090)	—	4,070,642

Total assets	19,531,943	3,687,859	6,607,885	(9,927,984)	19,899,703
Capital expenditures	1,016,278	1,902	—	—	1,018,180

PLUMB-LINE INCOME TRUST	39
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
24.	SEGMENTED DISCLOSURE (Continued)

	Six Month Period Ended
	June 30, 2007
	Concrete		(Unaudited)
	Formwork
	and			Inter-	Consolidated
	Cribbing	Millwork	Corporate	company	Total
	$	$	$	$	$

Revenue
Concrete formwork and cribbing	14,734,729	—	—	—	14,734,729
Millwork	—	2,679,150	—	—	2,679,150

Total revenue	14,734,729	2,679,150	—	—	17,413,879
Direct costs	11,261,412	2,697,761	—	—	13,959,173

Gross margin	3,473,317	(18,611)	—	—	3,454,706
Depreciation	23,336	8,750	—	—	32,086
Interest expense	44,094	1,071	—	—	45,165
General and administrative	453,686	720,307	15,181	—	1,189,174

Operating income	2,952,201	(748,739)	(15,181)	—	2,188,281
Other income (expense)	(6,878)	—	—	—	(6,878)
Management bonuses and fees	(60,000)	—	—	—	(60,000)
Loss on foreign exchange	—	(9,705)	—	—	(9,705)

Income (loss) before income taxes	2,885,323	(758,444)	(15,181)	—	2,111,698
Income tax expense	—	—	—	—	—

Net income (loss)	2,885,323	(758,444)	(15,181)	—	2,111,698

Total assets	13,080,185	3,418,179	6,174,336	(6,631,328)	16,041,372
Capital expenditures	79,157	177,630	—	—	256,787

PLUMB-LINE INCOME TRUST	40
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
24.	SEGMENTED DISCLOSURE (Continued)

	Fifteen Month Period Ended
	December 31, 2007
	Concrete
	Formwork
	and			Inter-	Consolidated
	Cribbing	Millwork	Corporate	company	Total
	$	$	$	$	$

Revenue
Concrete formwork and cribbing	37,832,717	—	—	—	37,832,717
Millwork	—	7,998,495	—	—	7,998,495

Total revenue	37,832,717	7,998,495	—	—	45,831,212
Direct costs	28,446,155	8,371,150	—	—	36,817,305

Gross margin	9,386,562	(372,655)	—	—	9,013,907
Depreciation	50,929	39,740	—	—	90,669
Interest expense	136,306	47,175	—	—	183,481
General and administrative	1,396,559	2,213,486	56,791	—	3,666,836
Employee profit sharing plan	307,000	—	—	—	307,000

Operating income	7,495,768	(2,673,056)	(56,791)	—	4,765,921
Management bonuses and fees	(215,585)	—	—	—	(215,585)
Takeover costs	—	(778,197)	—	—	(778,197)
Loss on foreign exchange	—	(49,146)	—	—	(49,146)
Other income (expense)	(48,714)	—	—	—	(48,714)

Income (loss) before income taxes	7,231,469	(3,500,399)	(56,791)	—	3,674,279
Income tax expense	105,355	—	—	—	105,355

Net income (loss)	7,126,114	(3,500,399)	(56,791)	—	3,568,924

Total assets	15,150,265	3,067,207	6,408,199	(8,943,194)	15,682,477
Capital expenditures	929,649	201,017	—	—	1,130,666

PLUMB-LINE INCOME TRUST	41
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
24.	SEGMENTED DISCLOSURE (Continued)

	Four Month Period Ended
	September 30, 2006
	Concrete
	Formwork and		Consolidated
	Cribbing	Inter-company	Total
	$	$	$

Revenue
Concrete formwork and cribbing	8,212,698	—	8,212,698

Total revenue	8,212,698	—	8,212,698
Direct costs	6,058,604	—	6,058,604

Gross margin	2,154,094	—	2,154,094
Depreciation	80,772	—	80,772
Interest expense	57,359	—	57,359
General and administrative	388,588	—	388,588

Operating income	1,627,375	—	1,627,375
Rental income from revenue producing property	43,111	—	43,111
Gain on disposal of assets	9,300	—	9,300

Income before income taxes	1,679,786	—	1,679,786
Income tax expense	435,358	—	435,358

Net income	1,244,428	—	1,244,428

Total assets	11,510,709	(759,545)	10,751,164
Capital expenditures	63,047	—	63,047

PLUMB-LINE INCOME TRUST	42
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
24.	SEGMENTED DISCLOSURE (Continued)

	Twelve Month Period Ended
	May 31, 2006
	Concrete
	Formwork And		Consolidated
	Cribbing	Inter-company	Total
	$	$	$

Revenue	16,936,441	—	16,936,441
Direct costs	13,945,541	—	13,945,541

Gross margin	2,990,900	—	2,990,900
Depreciation	153,821	—	153,821
Interest expense	115,081	—	115,081
General and administrative	1,168,507	—	1,168,507
Employee profit sharing plan	1,100,000	—	1,100,000

Operating income	453,491	—	453,491
Other income (expense)	—	—	—
Rental income from revenue producing property	87,709	—	87,709
Miscellaneous income	16,299	—	16,299
Loss on disposal of assets	(141,076)	—	(141,076)

Income before income taxes	416,423	—	416,423
Income tax expense	64,316	—	64,316

Net income	352,107	—	352,107

Total assets	9,545,941	(392,049)	9,153,892
Capital expenditures	593,428	—	593,428
25.	PROPOSED TRANSACTION AND SUBSEQUENT EVENTS

On October 3, 2008, the Trust entered into a reorganization agreement with The Westaim Corporation, Articor Structure Limited Partnership and Plumb-Line Masonry Group Inc. for a transaction whereby The Westaim Corporation will acquire 100% of the issued and outstanding units of the Trust. The closing date of the transaction is anticipated to be in the fourth quarter of 2008 and is subject to approval by the shareholders of The Westaim Corporation. This transaction is expected to be accounted for as a reverse takeover under GAAP, under which the Trust would be the deemed acquirer.

On July 10, 2008, the Trust received a settlement payment in the amount of $500,000 pursuant to a claim made against the vendors of A&K Millwork Ltd.

On July 21, 2008, the Trust entered into a share purchase agreement to acquire all common shares of Four Star Gravel Contractors Ltd. from unrelated parties for $16,800,000 million. The closing date of the transaction is anticipated to be in the fourth quarter of 2008.

PLUMB-LINE INCOME TRUST	43
Notes to Consolidated Financial Statements
As at June 30, 2008, December 31, 2007, September 30, 2006 and May 31, 2006, and for the Six Month Period Ended June 30, 2008, Fifteen Month Period Ended December 31, 2007, Four Month Period Ended September 30, 2006 and Twelve Month Period Ended May 31, 2006
25.	PROPOSED TRANSACTION AND SUBSEQUENT EVENTS (Continued)

On July 30, 2008, the Trust entered into an asset purchase agreement to acquire substantially all of the assets of Asty Concrete & Construction Ltd. from unrelated parties for $21,000,000. The closing date of the transaction is anticipated to be in the fourth quarter of 2008.

On July 31, 2008, the Trust signed a binding Letter of Commitment issued by a Canadian chartered bank to borrow $30,000,000 in an acquisition loan to fund the above acquisitions, and a $10,000,000 for an operating credit facility.

APPENDIX D – FINANCIAL STATEMENTS OF NASCOR

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Financial Statements
(Unaudited)
For the four month period ended June 30, 2008

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Financial Statements
(Unaudited)
For the four month period ended June 30, 2008

2

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Statement of Operations and Comprehensive Loss and Deficit
(Unaudited)

For the four month period ended June 30,	2008

Sales	$10,885,093

Cost of sales	7,124,089

Gross margin	3,761,004

Expenses
General and administrative	3,148,261
Amortization	141,764
Interest on long-term debt	988,970

4,278,995

Loss before income taxes	(517,991)

Income tax (recovery) (note 9)	(135,000)

Net loss and comprehensive loss	(382,991)

Deficit, beginning of period	—

Deficit, end of period	$(382,991)

See accompanying notes	3

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Balance Sheet
(Unaudited)

June 30,	2008

Assets

Current
Cash and cash equivalents	$1,535,318
Accounts receivable	7,018,954
Inventories (note 3)	4,236,424
Prepaid expenses	344,577
Assets held for sale (note 12)	1,093,440

14,228,713

Property and equipment (note 4)	1,258,928
Goodwill (notes 1 and 5)	23,366,269
Intangibles (notes 1 and 5)	1,122,000

$39,975,910

Liabilities

Current
Accounts payable and accrued liabilities	1,991,321
Deferred revenue (note 6)	290,484
Income taxes payable	1,453,623
Advances from parent (note 7)	11,567,587

15,303,015

Deferred revenue (note 6)	188,483
Advances from parent (note 7)	21,597,392
Future income taxes (note 9)	270,000

37,358,890

Shareholders’ Equity

Share capital (note 8)	3,000,011
Deficit	(382,991)

2,617,020

$39,975,910

Approved by the Board:

“signed” Marco DeDomincis,	Director	“signed” David Hall,	Director

See accompanying notes	4

Nascor Ltd.
(formerly 1367994 Alberta Ltd.)
Statements of Cash Flows
(Unaudited)

For the four month period ended June 30,	2008

Operating activities
Net loss for the period	$(382,991)
Item not affecting cash:
Amortization of tangible assets	103,764
Amortization of intangible assets	38,000

(241,227)

Changes in non-cash working capital:
Accounts receivable	2,354,107
Inventory	148,994
Prepaid expenses	26,179
Accounts payable and accrued liabilities	(427,511)
Income taxes payable	(334,600)
Deferred revenue	(141,252)

1,384,690

Investing activities
Acquisition of Nascor Ltd. (note 1)	(18,905,482)
Purchase of property and equipment	(210,231)

(19,115,713)

Financing activities
Repayment of current and long-term debt	(7,683,555)
Repayment of bank revolving loan	(6,215,094)
Advances from parent	33,164,979

19,266,330

Increase in cash	1,535,307

Cash equivalents, beginning of period	11

Cash and cash equivalents, end of period	$1,535,318

Supplemental cash flow information
Cash taxes paid	$200,000
Cash interest paid	37,138
Inter-company interest on advances	951,832
Issue of preferred shares	3,000,000

See accompanying notes	5

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
1.	Organization and nature of business

Arcticor Structures Limited Partnership (“ASLP” or “parent”) incorporated a wholly-owned subsidiary 1369774 Alberta Ltd. (“Company”) under the laws of Alberta on December 18, 2007.

The Company was inactive until it acquired all of the shares of Nascor Ltd. on March 31, 2008 having only issued share capital for $11 to date. As a result, no comparative information has been included. The Company and Nascor Ltd. amalgamated as of April 1, 2008 and now carry on business as Nascor Ltd.

Nascor Ltd. (“Company”) is engaged in the manufacturing of engineered wood products for residential and commercial building projects. The Company operates manufacturing facilities in both Calgary and Spruce Grove, Alberta and in these facilities produces roof trusses, floor trusses, I-joists, insulated wall panels and stick frame wall panels engineered to builder specifications.

For accounting purposes, the acquisition of Nascor Ltd. is treated as a purchase. The amounts as at and for the four month period ended June 30, 2008 reflects the results of operations from April 1, 2008 and the preliminary purchase cost allocation as detailed below. The estimated valuation is preliminary, may differ from the final purchase price allocation based upon final assessment, and these differences could be material.

2008

Purchase cost	$39,500,000
Less: Property sale proceeds	(17,700,000)

Net cost	21,800,000
Acquisition costs	105,482

Purchase cost	$21,905,482

Allocated to:
Assets (liabilities):
Accounts receivable	$9,373,061
Inventories	4,385,418
Prepaid expenses	370,756
Land	1,093,440
Equipment	1,152,450
Goodwill	23,366,269
Intangibles	1,160,000
Demand bank loan	(6,215,083)
Accounts payable and accrued liabilities	(2,418,832)
Income taxes payable	(1,788,223)
Future income tax liability	(270,000)
Long-term debt	(7,683,555)
Deferred revenue	(620,219)

$21,905,482

Financed by
Advances from parent	$18,905,482
Issue of preferred shares	3,000,000

$21,905,482

6

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
2.	Summary of significant accounting policies and basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheets date which are based on information available to management at each financial statement date.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements for current and future periods could be significant.
a)	Measurement uncertainty

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on the net income or loss cannot be determined at this time, it could be material for any one quarter or year. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, including goodwill, intangibles, accrued liabilities and future income tax, at the date of the financial statements, and revenues, expenses, and amortization during the reporting year. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes of estimates in future years could be significant.

b)	Revenue recognition

Revenues associated with sales of completed units are deferred and recognized on a completed contract method when there is pervasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain. Revenue and profit from each contract are recognized only when the contract is substantially completed which often times is associated with customer approval. Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss. Historically the Company has not experienced projects where sign-off or acceptance has been withheld by a customer resulting in a material loss on a project.

c)	Equipment

Property, plant and equipment are recorded at acquisition cost. Amortization is provided annually at rates calculated to write-off the assets over their estimated useful lives as follows:

Office furniture and equipment	20% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Plant machinery and equipment	30% declining balance
Vehicles	30% declining balance
One-half of the normal rate is taken in the year of acquisition, and no amortization is taken in the year of disposal.

7

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
2.	Summary of significant accounting policies and basis of presentation (continued)
d)	Capital disclosures

On April 1, 2008 the Company adopted CICA Section 1535 provides guidance on disclosure of an entity’s objectives, policies and processes for managing capital. Disclosures include what is defined as capital, how it is managed, and whether externally imposed restrictions on capital are present. Refer to note 11 for further information regarding the Company’s management of capital.

e)	Financial instruments – presentation and disclosure

On April 1, 2008, the Company adopted CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value upon initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held for-trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Cash is designated as “held-for-trading”. Accounts receivable are designated as “loans or receivables”. The accounts payable and accrued liabilities and advances from parent are designated as “other liabilities”.

Derivative instruments are recorded on the balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net earnings, with the exception of derivatives designated as effective cash flow hedges and hedges of the foreign currency exposure of a net investment in a self-sustaining foreign operation, which are recognized in other comprehensive income. In addition, Section 3855 requires that an entity must select an accounting policy of either expensing debt issue costs as incurred or applying them against the carrying value of the related asset or liability.

On April 1, 2008, the Company also adopted the following two standards:
•	CICA Section 3862, in addition to Section 3863 replaces Section 3861 – “Financial Instruments – Disclosure and Presentation”, and provides guidance on disclosing the significant of financial instruments and their associated risks to an entity’s financial position and performance.

•	CICA Section 3863, in addition to Section 3862 replaces Section 3861 – “Financial Instruments – Disclosure and Presentation”, and provides guidance on presentation of financial instruments as liabilities vs. equity and when offsetting of financial assets and financial liabilities is appropriate. The adoption of this standard did not have a material impact on the Company’s presentation of its financial instruments.

8

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
2.	Summary of significant accounting policies and basis of presentation (continued)
f)	Comprehensive income (loss) and accumulated other comprehensive income (loss)

On April 1, 2008, the Company adopted CICA Handbook Section 1530 “Comprehensive Income” which consists of net earnings and other comprehensive income (“OCI”). OCI represents changes in shareholders equity during a period arising from transactions and changes in prices, markets, interest rates, and exchange rates. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized translation gains and losses arising from self-sustaining foreign operations net of hedging activities and changes in the fair value of the effective portion of cash flow hedging instruments. The Company did not have any other comprehensive income for the period ended June 30, 2008.

g)	Hedges

On April 1, 2008, the Company adopted CICA Handbook Section 3865 which provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company has elected not to apply hedge accounting to its financial instruments which had no impact on the financial statements for the current period.

h)	Accounting changes

On April 1, 2008, the Company adopted CICA Handbook Section 1506 which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in an accounting policy are to be made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The adoption of this section had no impact on the financial statements for the current period.

i)	Inventories

Section 3031 “Inventories” requires inventory to be carried at the lower of cost and net realizable value using, in certain cases, the specific identification method or either of the first-in, first-out or average cost methods. Write-downs to net realizable value may be reversed, to the extent of the original write down, if there is clear evidence of an increase in value due to a change in circumstances. The adoption of this section had no impact on the financial statements.

j)	Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and inherent risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Equipment recorded under capital leases is amortized on the same basis as described above. Payments under operating leases are expensed as incurred.

9

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
2.	Summary of significant accounting policies and basis of presentation (continued)
k)	Goodwill and intangible assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceed the fair values ascribed to the identifiable assets acquired, less liabilities assumed. Goodwill is not amortized but is tested for impairment at least annually during the fourth quarter and or when circumstances indicate that the carrying value of the reporting unit exceeds its fair value. Impairment of goodwill is deemed to occur when the value of the reporting unit exceeds the fair value of the identifiable net assets of the unit. The amount of impairment, if any, is charged to income in the period in which it occurs.

Intangible assets are being amortized over the expected life of each identifiable intangible asset, being five to ten years. Intangible assets are tested for impairment as necessary whenever circumstances arise that indicate that the carrying value of the assets exceed their fair value.

l)	Future income taxes

Future income taxes are determined using the differences in the accounting cost base and the tax cost base of all assets and liabilities. A temporary difference occurs when the cost base of an asset or liability is different for accounting and tax purposes due to timing differences between recognition for accounting and recognition for tax. Where the accounting values of assets or liabilities are different from the tax bases due to temporary differences due to timing, a future income tax asset or liability results. The future income tax asset or liability is determined using the tax rate expected to apply when the temporary difference is settled or realized.

m)	Cash and cash equivalents

Cash and cash equivalents include cash and other highly liquid investments with maturities of three months or less at the date of acquisition. Cash equivalents are stated at cost which approximates market value.

n)	Future accounting changes
i)	The Canadian Accounting Standards Board (AcSB) has confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. The Company is currently evaluating the impact of adopting IFRS.

ii)	Section 3064 “Goodwill and intangibles” requires the Company effective January 1, 2009, to adopt this standard which replaces GAAP section 3062 and 3450 and provides guidance relating to the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company is current assessing the impact of this standard.

10

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
3.	Inventory

2008

Raw materials	$3,666,753
Finished goods	569,671

$4,236,424

4.	Property and equipment

			2008
		Accumulated	Net book
	Cost	amortization	value

Office furniture and equipment	$277,899	$247,837	$30,062
Computer hardware	277,714	182,347	95,367
Plant machinery and equipment	2,904,640	1,832,686	1,071,954
Vehicles	106,077	44,532	61,545

	$3,566,330	$2,307,402	$1,258,928

The land and buildings were sold in fiscal 2008 to Octagon’s Property Group Ltd. a related party for $17,700,000 as part of the purchase of the Company. See note 1 for further details on the transaction. Octagon Property Group Ltd. is related via common shareholders and directors with the purchase price agreed to in an arms length transaction based upon an independent appraised valuation.

5.	Goodwill and intangibles

			2008
		Accumulated	Net book
	Cost	amortization	value

Goodwill	$23,366,269	$—	$23,366,269

Patents	60,000	3,000	57,000
Customer relationships	800,000	20,000	780,000
Trademarks	200,000	10,000	190,000
Non-compete agreement	100,000	5,000	95,000

	1,160,000	38,000	1,122,000

	$24,526,269	$38,000	$24,488,269

11

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
6.	Deferred revenue

2008

The Company has amended certain royalty agreements with licensees whereby the Company received prepaid royalty fees in consideration for the reduction of royalty rates over the term of the existing agreements	$478,967

Less: estimated current portion	(290,484)

$188,483

7.	Advances from parent

Advances from parent represent funds used by Arcticor Stuctures Limited Partnership (“ASLP”) in connection with the purchase of the Company. The interest rates and repayment terms as outlined below are applicable and the responsibility of the parent of the Company. Interest is charged through to the Company from the parent at the same rates as outlined below plus an additional 2%. Financing arrangement is with ASLP, and the Company has guaranteed the bank debt of ASLP which is $28,503,940 at June 30, 2008.

Full details of the obligation are as follows:

June 30,
2008

Subordinated term loan, principal repayable at $625,000 per quarter commencing May 2009, interest payable at 15% with 11% payable in cash monthly and 4% deferred and payable	$13,000,000
Deferred interest	129,719

13,129,719
Bridge loan, due September 30, 2008, interest at 12%	1,000,000
Term loan, repayable at $197,500 per month including interest at prime plus 1.25% maturing March 2013	9,685,796

23,815,515
Operating demand bank loan, interest at prime plus 1%	4,688,425

28,503,940
Interest bearing portion with no fixed terms of repayment, interest at prime plus 1%	4,661,039

33,164,979
Less amounts due in one year:
Operating loan	(4,688,425)
Bridge loan	(1,000,000)
Term loan	(1,754,162)
Subordinated loan	(4,125,000)

Current portion	(11,567,587)

Long-term portion	$21,597,392

12

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
8.	Share capital

The share capital of the Company is as follows:

Authorized:

Unlimited number of:
Class A and B common voting shares

Class C common non-voting shares

Class D non-voting preferred shares, redeemable or retractable upon 30 days notice

Class E and F voting preferred shares, redeemable or retractable upon 30 days notice

		June 30,	February 29,
		2008	2008

Issued:
100	Class A common shares	$10	$10
1,000	Class D preferred shares (redemption value $3,000,000)	3,000,000	—
1	Class F preferred shares (redemption value $1)	1	1

		$3,000,011	$11

All classes of preferred shares are entitled to non-cumulative annual dividends in such amount as the Board of Directors in its absolute discretion may determine, and the directors may declare dividends in any financial year on any class of shares at different times or at the same time in different amounts.

All classes of preferred shares are retractable at a price per share equal to that amount being the fair market value of any property received by the Company for the issuance of such share.

13

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
9.	Income taxes

The provision for income tax reflects an effective income tax rate which differs from federal and provincial statutory income tax rates. The main differences are as follows:

2008

Income (loss) before income taxes	$(517,991)
Enacted income tax rate	29.50%

Expected income tax recovery	(153,000)

Increase (decrease) in income taxes resulting from:
Non-deductible expenses	18,000

Income tax expense (recovery)	$(135,000)

Temporary differences and carry forwards that give rise to future income tax assets (liabilities) as at June 30, 2008 are as follows:

2008

Property, plant and equipment	$(100,000)
Intangible assets	(170,000)

Net future income tax liability	$(270,000)

10.	Lease commitments

Future minimum lease payments required under operating leases for equipment used by the Company in the normal course of business are as follows:

2009	$475,386
2010	320,357
2011	245,657
2012	135,753
2013	4,130

$1,181,283

The property sale transaction, referred to in note 1, requires lease payments for a period of ten years commencing April 1, 2008, with total annual minimum rent of $1,416,000. The lease is with Octagon Property Group Ltd., a related party. Octagon Property Group Ltd. is related via common shareholders and directors with the minimum lease payments agreed to in an arms length transaction based upon an independent appraised valuation.

14

Nascor Ltd.
(formerly 1369774 Alberta Ltd.)
Notes to the Financial Statements
(Unaudited)
For the four month period ended June 30, 2008
11.	Financial risk management

Capital management

The Company defines its capital as shareholder’s equity and advances from parent. The Company’s objective is to maintain a strong capital position in order to execute its business plan and maximize overall value. The Company actively manages the amounts outstanding to the parent to ensure that the adequate cash flows are available for day to day management and to reduce amounts outstanding into the future.

The Company has guaranteed the bank debt held by the parent of a balance of $28,503,940 as of June 30, 2008 as outlined in note 7. The Company is not subject to any covenants with respect to the advances to parent.

Credit risk

Credit risk refers to the possibility that the counterparty to a financial asset will fail to fulfill its obligations and as a result, create a financial loss for the Company. The Company assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. The Company views the credit risks on these amounts as normal for the industry. The carrying amount of accounts receivable represents the maximum credit exposure on this balance. Management periodically assesses the credit worthiness of its customers and views the credit risk on its accounts receivable as normal for its industry.

As at June 30, 2008, 23% of the accounts receivable balance outstanding was from two customers.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations. The Company manages its liquidity risk through cash and debt management. In managing liquidity risk, the Company has primarily accessed funds advanced by its parent. Through a working capital excess of $9,399,845 not including advances to parent, the Company believes it has sufficient funding through the use of its working capital to meet foreseeable borrowing requirements.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is currently not exposed to interest rate fluctuations on its advances to parent, as all advances or subject to fixed interest rates for the term of the obligation.

12.	Subsequent events

On July 5, 2008, the Company sold all of its remaining land for $1,093,440, which was its fair value, to the former shareholder of the acquired company.

15

1369774 Alberta Ltd.
Financial Statements
February 29, 2008

CHARTERED	Elveden House
ACCOUNTANTS	1700, 717 - 7th Avenue SW
Calgary, AB T2P 0Z3

MacKay llp
Phone: (403) 294-9292
Fax: (403) 294-9262
www.MacKay.ca
Auditors’ Report
To the Board of Directors
of 1369774 Alberta Ltd.:
We have audited the balance sheet of 1369774 Alberta Ltd. (the “Corporation”) as at February 29, 2008. This financial statement is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Corporation as at February 29, 2008 in accordance with Canadian generally accepted accounting principles.
Signed “MacKay LLP”

Calgary, Canada
September 4, 2008	Chartered Accountants
mackay.ca refers to the Canadian firm MacKay llp

1369774 Alberta Ltd.
Balance Sheet

February 29,	2008

Assets

Current
Cash	$11

$11

Sub sequent events (note 5)

Shareholders’ Equity

Share capital (note 4)	$11

Approved by the Board:
(Signed)                     “Marco DeDominicis”       , Director
(Signed)                     “David Hall”                        , Director

1369774 Alberta Ltd.
Notes to the Financial Statements
February 29, 2008
1.	Incorporation and nature of business

1369774 Alberta Ltd. (the “Corporation”) was incorporated by articles of incorporation under the Business Corporation Act (Alberta) on December 18, 2007.

The Corporation has not commenced operations as at February 29, 2008. On March 31, 2008 the Corporation acquired all of the shares of Nascor Ltd. with whom it amalgamated effective April 1, 2008. The Corporation will continue its operations as Nascor Ltd. See note 5 for additional details.

The Corporation has not commenced operations at the balance sheet date. Accordingly, statements of earnings, comprehensive earnings, retained earnings and cash flows have not been prepared.

2.	Summary of significant accounting policies and basis of presentation

The financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheets date which are based on information available to management at each financial statement date.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements for current and future periods could be significant.
(a)	Cash

Cash consists of an amount on deposit with a bank. The full balance is held in trust by the Corporation’s solicitors as of the balance sheet date.

(b)	Financial Instrument

The Corporation’s only financial instrument consists of cash and is classified as held for trading. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from this financial instrument. The fair value of this financial instrument approximates its carrying value.
3.	Capital management

The Corporation’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide adequate returns for shareholders. The Corporation defines capital as total equity.

1369774 Alberta Ltd.
Notes to the Financial Statements
February 29, 2008
4.	Share capital

The share capital of the Company is as follows:

Authorized:

Unlimited number of:
Class A and B common voting shares

Class C common non-voting shares

Class D non-voting preferred shares, redeemable or retractable upon 30 days notice

Class E and F voting preferred shares, redeemable or retractable upon 30 days notice
Issued:

		2008

100	Class A common shares	$10
1	Class F preferred shares (redemption value $1)	1

		$11

All classes of preferred shares are entitled to non-cumulative annual dividends in such amount as the Board of Directors in its absolute discretion may determine, and the directors may declare dividends in any financial year on any class of shares at different times or at the same time in different amounts.

All classes of preferred shares are retractable at a price per share equal to that amount being the fair market value of any property received by the Company for the issuance of such share.

5.	Subsequent events

On March 31, 2008, the Corporation, wholly-owned subsidiary of Arcticor Structures Limited Partnership, acquired all of the issued and outstanding shares of Nascor Ltd. for a total purchase cost of $39,500,000 plus estimated closing costs of $100,000. The Corporation and Nascor Ltd. amalgamated as of April 1, 2008 and now carry on business as Nascor Ltd.

As part of the acquisition and amalgamation, 1,000 Class D non-voting preferred shares were issued for $3,000,000 at a redemption value of $3,000 per Class D Preferred share.

NASCOR LTD.
FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008

CHARTERED ACCOUNTANTS
923 Brant Street, Burlington, Ontario L7R 2J6
Tel: 905-333-6699 Fax: 905-333-4950
E-Mail: info@bellcas.ca
AUDITORS’ REPORT
To the Shareholder of
Nascor Ltd.:
We have audited the balance sheet of Nascor Ltd. as at March 31, 2008 and the statements of income and retained earnings, and cash flows for the period then ended. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the balance sheet of the company as at March 31, 2008 and the results of its operations and its cash flows for the period then ended, in accordance with Canadian generally accepted accounting principles.

Burlington, Ontario	BELL & COMPANY LLP
August 18, 2008	CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS

NASCOR LTD.
BALANCE SHEET
AS AT MARCH 31, 2008

	March 31,	July 28,
	2008	2007
	$	$
ASSETS
CURRENT ASSETS
Accounts receivable	8,554,979	11,954,894
Loan receivable	—	50,000
Notes receivable — Cano Coatings Inc.	10,467	304.757
Inventories (Notes 2 & 3)	4,385,418	5,369,394
Prepaid expenses	796,299	534,430

	13,747,163	18,213,475

INVESTMENT IN AND ADVANCES TO RELATED PARTIES (Note 4)	807,615	1,182,546

PROPERTY, PLANT & EQUIPMENT (Notes 2 & 5)	8,698,230	8,607,394

PATENTS (Notes 2 & 6)	23,052	34,578

INTANGIBLE ASSETS (Notes 2 & 7)	38,681	38,681

	23,314,741	28,076,674

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Bank indebtedness (Note 8)	6,215,083	4,388,237
Accounts payable and accrued liabilities	2,260,026	4,459,573
Bonus payable	—	2,000,000
Customer deposits	52,461	250,341
Deferred revenue (Note 9)	396,779	496,127
Income taxes payable	1,157,623	1,978,386
Current portion of long term debt (Note 10)	908,450	908,450
Current portion of obligations under capital lease (Note 11)	6,345	39,334

	10,996,767	14,520,448

DEFERRED REVENUE (Note 9)	223,440	557,592

BANK LOANS (Note 10)	6,775,105	7,208,627

OBLIGATIONS UNDER CAPITAL LEASE (Note 11)	—	100

FUTURE INCOME TAXES (Note 2)	575,076	575,076

SHAREHOLDER’S EQUITY
Share capital (Note 12)	100	100
Retained earnings	4,744,253	5,214,731

	4,744,353	5,214,831

	23,314,741	28,076,674

      Approved On Behalf Of The Board of Directors
     (Signed)                                         Director
     (Signed)                                         Director

NASCOR LTD.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD ENDED MARCH 31, 2008

	247 days	Year
	ended	ended
	March 31	July 28
	2008	2007
	$	$
SALES	43,787,128	71,176,455

COST OF SALES
Purchases	18,376,343	31,247,242
Wages and employee benefits	7,239,985	10,618,291
Other manufacturing overhead	3,821,942	5,908,949

	29,438,270	47,774,482

GROSS MARGIN	14,348,858	23,401,973

OPERATING EXPENSES
Wages and employee benefits	4,626,009	7,186,676
Office and general	1,358,595	1,029,409
Commissions and profit share	1,128,159	2,310,723
Interest and bank charges	724,932	1,235,899
Travel and insurance	419,056	611,695
Layout services	320,353	518,142
Meals and entertainment	229,299	335,131
Consulting fees	228,352	375,775
Director’s salary	225,000	2,360,000
Bad debts	223,461	25,066
Amortization	124,758	194,626
Telephone	77,411	101,258
Professional fees	64,872	151,500
Advertising and promotion	64,390	110,978
(Gain) loss on foreign exchange	29,632	(7,244)
Dues and memberships	8,915	31,200
Interest charge on payout of convertible debenture	—	605,000

	9,853,194	17,175,834

INCOME BEFORE PROVISION FOR INCOME TAXES	4,495,664	6,226,139

PROVISION FOR INCOME TAXES
Current	1,466,142	2,076,024

	1,466,142	2,076,024

NET INCOME FOR THE PERIOD	3,029,522	4,150,115
RETAINED EARNINGS — BEGINNING OF PERIOD	5,214,731	1,064,616
DIVIDENDS	(3,500,000)	—

RETAINED EARNINGS — END OF PERIOD	4,744,253	5,214,731

NASCOR LTD.
CASH FLOW STATEMENT
FOR THE PERIOD ENDED MARCH 31, 2008

	247 days	Year
	ended	ended
	March 31	July 28
	2008	2007
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash provided from (used in) operations
Net income for the period	3,029,522	4,150,115
Charges to income not involving cash
Amortization	351,238	609,887
	3,380,760	4,760,002
Net changes in non-cash working capital balances (Note 13)	(1,046,170)	(96,938)

	2,334,590	4,663,064

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(3,500,000)	—
Advances from (to) associated or related companies	669,221	(1,350,252)
Increase (decrease) in deferred revenue	(433,500)	(668,578)
Net advances from (repayment of) bank loans	2,755,783	1,577,011
Repayment of convertible debentures	—	(3,300,000)
Net advances from repayment to shareholder	—	(571,041)
Increase (decrease) in obligations under capital lease	(33,089)	(58,683)

	(541,585)	(4,371,543)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant & equipment	(430,546)	(1,047,654)

CHANGE IN CASH AND EQUIVALENTS DURING THE PERIOD	1,362,459	(756,133)
CASH AND EQUIVALENTS — BEGINNING OF PERIOD	(1,837,288)	(1,081,155)

CASH AND EQUIVALENTS — END OF PERIOD	(474,829)	(1,837,288)

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
1	NATURE OF OPERATIONS

Nascor Ltd. is engaged in the manufacturing of engineered wood products for residential and commercial building projects. The company operates manufacturing facilities in both Calgary and Spruce Grove, Alberta and in these facilities produces roof trusses, floor trusses, I-joists, insulated wall panels and stick frame wall panels engineered to builder specifications.

2	ACCOUNTING POLICIES

Outlined below are policies considered particularly significant.
FINANCIAL INSTRUMENTS
(i) Credit risk
The company does not have a significant financial exposure to any individual customer. The company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information.
(ii) Fair value of financial instruments
The carrying amount of current assets and current liabilities approximate fair value due to the short-term maturity of these instruments.
INVENTORIES
Inventories are valued at the lower of cost and replacement cost.
PROPERTY, PLANT, EQUIPMENT AND AMORTIZATION
Property, plant and equipment are recorded at acquisition cost. Amortization is provided annually at rates calculated to write-off the assets over their estimated useful lives as follows:

Buildings	-	4% declining balance
Office furniture & equipment	-	20% declining balance
Computer hardware	-	30% declining balance
Computer software	-	100% declining balance
Plant machinery & equipment	-	30% declining balance
Vehicles	-	30% declining balance
One-half of the normal rate is taken in the year of acquisition, and no amortization is taken in the year of disposal.
PATENTS
Patent costs are amortized over five years on a straight-line basis.

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
TRADEMARKS
Trademarks are recorded at cost which has been determined to be not less than fair market value. No amortization has been provided on the trademarks as they have an indefinite useful life.
FOREIGN EXCHANGE
Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at the year end. Property, plant and equipment have been translated at the rate prevailing at the dates of acquisition. Revenue and expense items, other than amortization, are translated at the average rate of exchange prevailing during the year.
FUTURE INCOME TAXES
Future income taxes are determined using the differences in the accounting cost base and the tax cost base of all assets and liabilities. A temporary difference occurs when the cost base of an asset or liability is different for accounting and tax purposes due to timing differences between recognition for accounting and recognition for tax. Where the accounting values of assets or liabilities are different from the tax bases due to temporary differences due to timing, a future income tax asset or liability results. The future income tax asset or liability is determined using the tax rate expected to apply when the temporary difference is settled or realized.
SCIENTIFIC RESEARCH & EXPERIMENTAL DEVELOPMENT COSTS AND RELATED GOVERNMENT INCOME TAX CREDITS
Scientific research & experimental development (“SR & ED”) costs are charged to net earnings in the periods in which they are incurred. Related government investment tax credits reduce SR & SR & ED expense in the same period in which the related expenditures are charged to net earnings. The company has claimed total investment tax credits of $nil for 2008 ($87,615 for fiscal 2007) and has recorded the claim as a reduction of operating expenses.
CHANGE IN ACCOUNTING POLICIES
The company previously utilized the taxes payable method option of the Differential Reporting options available to non-publicly accountable enterprises. The cumulative effect at July 29, 2006 of the accounting change to account for future income taxes is an increase in the non-current portion of future income tax liability of $575,076 with a corresponding increase in land.

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
3 INVENTORY

	2008	2007
	$	$
Raw materials	2,663,465	3,556,383
Work-in-process	115,701	160,002
Finished goods	1,606,252	1,653,009

	4,385,418	5,369,394

4 INVESTMENT IN AND ADVANCES TO RELATED PARTIES

	2008	2007
	$	$
ADVANCES — NASCOR INTERNATIONAL LTD.
These advances are non-interest bearing with no specific terms of repayment.	12,580	166,960

ADVANCES — BACKYARD DRIVE-IN INCORPORATED
These advances are non-interest bearing with no specific terms of repayment.	35	515,216

ADVANCES — NASCOR HOLDINGS INC.
These advances are non-interest bearing with no specific terms of repayment.	795,000	270

OFFICER LOAN
The officer loan was made pursuant to Subsection 15(2) of the Income Tax Act to enable the president of the company to purchase a dwelling for his own occupancy. The loan is non-interest bearing and is secured by a promissory note repayable in equal annual installments over a period of 15 years.	—	500,000

INVESTMENT — BACKYARD DRIVE-IN INCORPORATED
33 1/3 % of the issued and outstanding common shares	—	100

	807,615	1,182,546

5 PROPERTY, PLANT & EQUIPMENT

		Accumulated	Net	Net
	Cost	Amortization	2008	2007
	$	$	$	$
Land	5,275,076	—	5,275,076	5,275,076
Buildings	2,575,030	165,948	2,409,082	2,121,850
Office furniture & equipment	277,899	240,322	37,577	70,007
Computer hardware	277,714	174,615	103,099	117,116
Plant machinery & equipment	2,356,052	1,639,834	716,218	849,430
Vehicles	106,077	39,542	66,535	59,385
Capital lease equipment	333,908	243,265	90,643	114,530

	11,201,756	2,503,526	8,698,230	8,607,394

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
6 PATENTS

		Accumulated	Net	Net
	Cost	Amortization	2008	2007
	$	$	$	$
Patents	86,446	63,394	23,052	34,578

7 INTANGIBLE ASSETS

		Accumulated	Net	Net
	Cost	Amortization	2008	2007
	$	$	$	$
Trademarks and intellectual property	38,681	—	38,681	38,681

8 BANK INDEBTEDNESS

	2008	2007
	$	$
BANK OVERDRAFT	474,829	1,837,288

BANKERS ACCEPTANCE	—	1,000,000

BANK REVOLVING LOAN	5,740,254	1,550,949

The company has a $6,500,000 operating line of credit which bears interest at the bank’s prime lending rate plus 1.25% per annum. The operating line limit includes the bankers acceptance noted above. For security on this bank loan and on the remaining debt, see Note 9 below.

	6,215,083	4,388,237

9 DEFERRED REVENUE

	2008	2007
	$	$
The company has amended certain royalty agreements with licensees whereby the company received prepaid royalty fees in consideration for the reduction of royalty rates over the term of the existing agreements.	620,219	1,053,719
Less: estimated current portion	396,779	496,127

	223,440	557,592

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
10	BANK LOANS

	2008	2007
	$	$
TERM BANK LOAN	2,459,000	2,513,000
The company has entered into an interest swap agreement whereby the company finances this loan through the issuance of revolving bankers acceptances on a monthly basis with the principal amount declining by a range of $5,000 to $10,000 per month during the the duration of the term which ends on March 5, 2012. The swap agreement guarantees the company an effective interest rate of 7.16% during the term of the agreement

TERM BANK LOAN	1,263,000	1,306,000
The company has entered into an interest swap agreement whereby the company finances this loan through the issuance of revolving bankers acceptances on a monthly basis with the principal amount declining by a range of $4,000 to $8,000 per month during the the duration of the term which ends on March 5, 2012. The swap agreement guarantees the company an effective interest rate of 7.16% during the term of the agreement

TERM BANK LOAN
This loan is due October 15, 2011, interest is at the bank floating rate of bank prime plus 1.25% and is repayable monthly in payments of $9.315 principal plus interest.	400,555	475,077

TERM BANK LOAN
The company has entered into an interest swap agreement whereby the company finances this loan through the issuance of revolving bankers acceptances on a monthly basis with the principal amount declining by a range of $30,000 to $45,000 per month during the the duration of the term which ends on March 5, 2012. The swap agreement guarantees the company an effective interest rate of 7.16% during the term of the agreement	3,561,000	3,823,000

	7,683,555	8,117,077
Less: current portion	908,450	908,450

	6,775,105	7,208,627

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
Security for the above bank loans as well as the bank indebtedness described in Note 7 above is as follows:
a)	General Security Agreement representing a first security interest in all present and future property registered in British Columbia, Alberta, Ontario and Quebec;

b)	Section 427 Bank Act Security;

c)	Demand First All Purpose Collateral Mortgage in the amount of $6,600,000 registered on the following 3 properties:
1.	1212 — 34 Ave. S.E., Calgary, Alberta

2.	1201 — 34 Ave. S.E. Calgary, Alberta

3.	4001 — 11A St. S.E. Calgary, Alberta;
d)	Demand First All Purpose Collateral Mortgage in the amount of $1,800,000 registered on the following 2 properties:
1.	45 Diamond Avenue, Spruce Grove, Alberta

2.	90 and 100 Madison Crescent, Spruce Grove, Alberta;
e)	Assignment of various insurance policies including fire insurance on the above real estate.
Principal repayments are as follows:

$
2009	686,783
2010	728,783
2011	621,783
2012	5,646,207
2013	—
11	OBLIGATIONS UNDER CAPITAL LEASE

The company has obligations under capital lease for equipment with an implicit interest of 8.00%. The repayments are as follows:

	Payments	Interest	Net
	$	$	$
2009	6,444	99	6,345
2010			—
2011	—	—	—
2012	—	—	—
2013	—	—	—

	6,444	99	6,345

Less: current portion			6,345

			—

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
12 SHARE CAPITAL
The share capital of the company is as follows:

	2008	2007
	$	$
Authorized:

Unlimited number of common shares

Unlimited number of voting, retractable Class A preference shares

Unlimited number of non-voting, retractable Class B preference shares

Unlimited number of non-voting, retractable Class C preference shares

Issued:

100 common shares	100	100

Preference share attributes
All classes of preference shares are entitled to non-cumulative annual dividends in such amount as the Board of Directors in its absolute discretion may determine, and the directors may declare dividends in any financial year on any class of shares at different times or at the same time in different amounts.
All classes of preference shares are retractable at a price per share equal to that amount being the fair market value of any property received by the Corporation for the issuance of such share.
13 LEASE COMMITMENTS
Future minimum lease payments required under operating leases for property used by the company in the normal course of business are as follows:

$
2009	469,732
2010	314,105
2011	242,531
2012	135,753
2013	4,130

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2008
14 STATEMENT OF CASH FLOWS

	2008	2007
	$	$
Change in non-cash working capital items:

Accounts receivable	3,399,915	(2,799,749)
Loan receivable	50,000	(50,000)
Income taxes	(820,763)	1,158,782
Inventory	983,976	113,512
Prepaid expenses	(261,869)	(263,480)
Accounts payable	(2,199,549)	52,819
Bonus payable	(2,000,000)	1,600,000
Customer deposits	(197,880)	91,178

	(1,046,170)	(96,938)

15 SUBSEQUENT EVENT
As of the close of business on March 31, 2008, all issued and outstanding shares of the company were sold to an arm’s length company for total consideration valued at $39,500,000.

NASCOR LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007

CHARTERED ACCOUNTANTS
923 Brant Street, Burlington, Ontario L7R 2J6
Tel: 905-333-6699 Fax: 905-333-4950
E-Mail: info@bellcas.ca
AUDITORS’ REPORT
To the Shareholder of
Nascor Ltd.:
We have audited the balance sheet of Nascor Ltd. as at July 28, 2007 and the statements of income and retained earnings, and cash flows for the period then ended. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the balance sheet of the company as at July 28, 2007 and the results of its operations and its cash flows for the period then ended, in accordance with Canadian generally accepted accounting principles.

Burlington, Ontario	Bell & Company LLP
September 15, 2007, except as to Note 2	Chartered Accountants
which is as of August 18, 2008	Licensed Public Accountants

NASCOR LTD.
BALANCE SHEET
AS AT JULY 28, 2007

	2007	2006
	$	$
ASSETS
CURRENT ASSETS
Accounts receivable	11,954,894	9,155,145
Loan receivable	50,000	—
Notes receivable — Cano Coatings Inc.	304,757	190,365
Inventories (Notes 3 & 4)	5,369,394	5,482,906
Prepaid expenses	534,430	270,950

	18,213,475	15,099,366

INVESTMENT IN AND ADVANCES TO RELATED PARTIES (Note 4)	1,182,546	75,000

PROPERTY, PLANT & EQUIPMENT (Notes 3 & 6)	8,607,394	8,152,337

PATENTS (Notes 3 & 7)	34,578	51,868

INTANGIBLE ASSETS (Notes 3 & 8)	38,681	38,681

	28,076,674	23,417,252

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Bank indebtedness (Note 9)	4,388,237	5,260,167
Accounts payable and accrued liabilities	4,459,573	4,406,754
Bonus payable	2,000,000	400,000
Customer deposits	250,341	159,163
Deferred revenue (Note 10)	496,127	602,836
Income taxes payable	1,978,386	819,604
Current portion of long term debt (Note 11)	908,450	768,823
Current portion of obligations under capital lease (Note 12)	39,334	57,799

	14,520,448	12,475,146

DEFERRED REVENUE (Note 10)	557,592	1,119,461

BANK LOANS (Note 11)	7,208,627	4,143,180

DUE TO ASSOCIATED COMPANY	—	128,314

DUE TO SHAREHOLDER	—	571,041

CONVERTIBLE SUBORDINATED DEBENTURES	—	3,300,000

OBLIGATIONS UNDER CAPITAL LEASE (Note 12)	100	40,318

FUTURE INCOME TAXES (Note 3)	575,076	575,076

SHAREHOLDER’S EQUITY
Share capital (Note 13)	100	100
Retained earnings	5,214,731	1,064,616

	5,214,831	1,064,716

	28,076,674	23,417,252

Approved On Behalf Of The Board of Directors
(Signed)                                         Director

NASCOR LTD.
CASH FLOW STATEMENT
FOR THE YEAR ENDED JULY 28, 2007

	2007	2006
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash provided from (used in) operations
Net income for the year	4,150,115	1,745,996
Charges to income not involving cash
Writedown of finger joining machine	—	82,897
Amortization	609,887	787,724

	4,760,002	2,616,617
Net changes in non-cash working capital balances (Note 15)	(96,938)	(1,935,434)

	4,663,064	681,183

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (to) associated or related companies	(1,350,252)	83,553
Increase (decrease) in deferred revenue	(668,578)	(630,351)
Net advances from (repayment of) bank loans	1,577,011	(321,283)
Repayment of convertible debentures	(3,300,000)	—
Net advances from repayment to shareholder	(571,041)	373,622
Increase (decrease) in obligations under capital lease	(58,683)	(141,926)

	(4,371,543)	(636,385)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant & equipment	(1,047,654)	(367,349)

CHANGE IN CASH AND EQUIVALENTS DURING THE YEAR	(756,133)	(322,551)
CASH AND EQUIVALENTS — BEGINNING OF YEAR	(1,081,155)	(758,604)

CASH AND EQUIVALENTS — END OF YEAR	(1,837,288)	(1,081,155)

NASCOR LTD.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED JULY 28, 2007

	2007	2006
	$	$
SALES	71,176,455	64,614,342

COST OF SALES
Purchases	31,247,242	34,074,129
Wages and employee benefits	10,618,291	8,720,126
Other manufacturing overhead	5,908,949	5,667,682

	47,774,482	48,461,937

GROSS MARGIN	23,401,973	16,152,405

OPERATING EXPENSES
Wages and employee benefits	7,186,676	5,612,302
Director’s salary	2,360,000	1,360,000
Commissions and profit share	2,310,723	1,356,569
Interest and bank charges	1,235,899	1,317,369
Office and general	1,029,409	1,138,832
Travel and insurance	611,695	516,262
Interest charge on payout of convertible debenture	605,000	—
Layout services	518,142	536,298
Consulting fees	375,775	522,077
Meals and entertainment	335,131	291,223
Amortization	194,626	210,683
Professional fees	151,500	98,010
Advertising and promotion	110,978	117,868
Telephone	101,258	99,993
Dues and memberships	31,200	62,111
Bad debts (recovered)	25,066	204,557
Writedown of finger joining machine	—	82,897
Gain from cash surrender value of life insurance	—	(56,098)
(Gain) loss on foreign exchange	(7,244)	14,630

	17,175,834	13,485,583

INCOME BEFORE PROVISION FOR INCOME TAXES	6,226,139	2,666,822

PROVISION FOR INCOME TAXES (Note 3)	2,076,024	920,826

NET INCOME FOR THE YEAR	4,150,115	1,745,996
RETAINED EARNINGS (DEFICIT) — BEGINNING OF YEAR	1,064,616	(681,380)

RETAINED EARNINGS — END OF YEAR	5,214,731	1,064,616

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
1. NATURE OF OPERATION’S
Nascor Ltd. is engaged in the manufacturing of engineered wood products for residential and commercial building projects. The company operates manufacturing facilities in both Calgary and Spruce Grove, Alberta and in these facilities produces roof trusses, floor trusses, I-joists, insulated wall panels and stick frame wall panels engineered to builder specifications.
2. CHANGE IN ACCOUNTING POLICIES
The company previously utilized the taxes payable method option of the Differential Reporting options available to non-publicly accountable enterprises. The cumulative effect at July 29, 2006 of the accounting change to account for future income taxes is an increase in the non-current portion of future income tax liability of $575,076 with a corresponding increase in land.
3. ACCOUNTING POLICIES
Outlined below are policies considered particularly significant.
FINANCIAL INSTRUMENTS
(i) Credit risk
The company does not have a significant financial exposure to any individual customer. The company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information.
(ii) Fair value of financial instruments
The carrying amount of current assets and current liabilities approximate fair value due to the short-term maturity of these instruments.
INVENTORIES
Inventories are valued at the lower of cost and replacement cost.
PROPERTY, PLANT, EQUIPMENT AND AMORTIZATION
Property, plant and equipment are recorded at acquisition cost. Amortization is provided annually at rates calculated to write-off the assets over their estimated useful lives as follows:

Buildings	-	4% declining balance
Office furniture & equipment	-	20% declining balance
Computer hardware	-	30% declining balance
Computer software	-	100% declining balance
Plant machinery & equipment	-	30% declining balance
Vehicles	-	30% declining balance
One-half of the normal rate is taken in the year of acquisition, and no amortization is taken in the year of disposal.

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
PATENTS
Patent costs are amortized over five years on a straight-line basis.
TRADEMARKS
Trademarks are recorded at cost which has been determined to be not less than fair market value. No amortization has been provided on the trademarks as they have an indefinite useful life.
FOREIGN EXCHANGE
Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at the year end. Property, plant and equipment have been translated at the rate prevailing at the dates of acquisition. Revenue and expense items, other than amortization, are translated at the average rate of exchange prevailing during the year.
FUTURE INCOME TAXES
Future income taxes are determined using the differences in the accounting cost base and the tax cost base of all assets and liabilities. A temporary difference occurs when the cost base of an asset or liability is different for accounting and tax purposes due to timing differences between recognition for accounting and recognition for tax. Where the accounting values of assets or liabilities are different from the tax bases due to temporary differences due to timing, a future income tax asset or liability results. The future income tax asset or liability is determined using the tax rate expected to apply when the temporary difference is settled or realized.
SCIENTIFIC RESEARCH & EXPERIMENTAL DEVELOPMENT COSTS AND RELATED GOVERNMENT INCOME TAX CREDITS
Scientific research & experimental development (“SR & ED”) costs are charged to net earnings in the periods in which they are incurred. Related government investment tax credits reduce SR & SR & ED expense in the same period in which the related expenditures arc charged to net earnings. The company has claimed total investment tax credits of $87,615 for 2007 ($103,910 for fiscal 2006) and has recorded this claim as a reduction of operating expenses.
4. INVENTORY

	2007	2006
	$	$
Raw materials	3,556,383	2,998,637
Work-in-process	160,002	231,885
Finished goods	1,653,009	2,252,384

	5,369,394	5,482,906

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
5. INVESTMENT IN AND ADVANCES TO RELATED PARTIES

	2007	2006
	$	$
ADVANCES — NASCOR INTERNATIONAL LTD.
These advances are non-interest bearing with no specific terms of repayment.	166,960	—

ADVANCES — BACKYARD DRIVE-IN INCORPORATED
These advances are non-interest bearing with no specific terms of repayment.	515,216	75,000

ADVANCES — NASCOR HOLDINGS INC.
These advances are non-interest bearing with no specific terms of repayment.	270	—

OFFICER LOAN
The officer loan was made pursuant to Subsection 15(2) of the Income Tax Act to enable the president of the company to purchase a dwelling for his own occupancy. The loan is non-interest bearing and is secured by a promissory note repayable in equal annual installments over a period of 15 years.	500,000	—

INVESTMENT — BACKYARD DRIVE-IN INCORPORATED
33 1/3 % of the issued and outstanding common shares	100	—

	1,182,546	75,000

6. PROPERTY, PLANT & EQUIPMENT

		Accumulated	Net	Net
	Cost	Amortization	2007	2006
	$	$	$	$
Land	4,475,076	—	4,475,076	4,475,076
Option to purchase land	800,000	—	800,000	—
Buildings	2,255,655	133,805	2,121,850	2,098,531
Office furniture & equipment	271,130	201,123	70,007	135,290
Computer hardware	267,589	150,473	117,116	133,893
Plant machinery & equipment	2,288,373	1,438,943	849,430	1,116,050
Vehicles	83,577	24,192	59,385	29,882
Capital lease equipment	333,908	219,378	114,530	163,615

	10,775,308	2,167,914	8,607,394	8,152,337

7. PATENTS

		Accumulated	Net	Net
	Cost	Amortization	2007	2006
	$	$	$	$
Patents	86,446	51,868	34,578	51,868

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
8. INTANGIBLE ASSETS

		Accumulated	Net	Net
	Cost	Amortization	2007	2006
	$	$	$	$
Trademarks and intellectual property	38,681	—	38,681	38,681

9. BANK INDEBTEDNESS

	2007	2006
	$	$
BANK OVERDRAFT	1,837,288	1,081,155

BANKERS ACCEPTANCE	1,000,000

BANK REVOLVING LOAN	1,550,949	4,179,012
The company has a $7,000,000 operating line of credit which bears interest at the bank’s prime lending rate plus 1.25% per annum. The operating line limit includes the bankers acceptance noted above. For security on this bank loan and on the remaining debt, see Note 9 below.

	4,388,237	5,260,167

10. DEFERRED REVENUE

	2007	2006
	$	$
The company has amended certain royalty agreements with licensees whereby the company received prepaid royalty fees in consideration for the reduction of royalty rates over the term of the existing agreements.	1,053,719	1,722,297
Less: estimated current portion	496,127	602,836

	557,592	1,119,461

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
11. BANK LOANS

	2007	2006
	$	$
TERM BANK LOAN	2,513,000	2,637,500
The company has entered into an interest swap agreement whereby the company finances this loan through the issuance of revolving bankers acceptances on a monthly basis with the principal amount declining by a range of $5,000 to $10,000 per month during the the duration of the term which ends on March 5, 2012. The swap agreement guarantees the company an effective interest rate of 7.16% during the term of the agreement

TERM BANK LOAN	1,306,000	1,389,444
The company has entered into an interest swap agreement whereby the company finances this loan through the issuance of revolving bankers acceptances on a monthly basis with the principal amount declining by a range of $4,000 to $8,000 per month during the the duration of the term which ends on March 5, 2012. The swap agreement guarantees the company an effective interest rate of 7.16% during the term of the agreement

TERM BANK LOAN
This loan is due October 15, 2011, interest is at the bank floating rate of bank prime plus 1.25% and is repayable monthly in payments of $9,315 principal plus interest.	475,077	—

TERM BANK LOAN
The company has entered into an interest swap agreement whereby the company finances this loan through the issuance of revolving bankers acceptances on a monthly basis with the principal amount declining by a range of $30,000 to $45,000 per month during the the duration of the term which ends on March 5, 2012. The swap agreement guarantees the company an effective interest rate of 7.16% during the term of the agreement	3,823,000	—

TERM BANK LOAN	—	432,829

TERM BANK LOAN	—	452,230

	8,117,077	4,912,003
Less: current portion	908,450	768,823

	7,208,627	4,143,180

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
     Security for the above bank loans as well as the bank indebledness described in Note 7 above is as follows:
a)	General Security Agreement representing a first security interest in all present and future property registered in British Columbia, Alberta, Ontario and Quebec;

b)	Section 427 Bank Act Security:

c)	Demand First All Purpose Collateral Mortgage in the amount of $6,600,000 registered on the following 3 properties:
1.	1212 – 34 Ave. S.E., Calgary, Alberta

2.	1201 – 34 Ave. S.E. Calgary, Alberta

3.	4001 – 11A St. S.E. Calgary, Alberta;
d)	Demand First All Purpose Collateral Mortgage in the amount of $1,800,000 registered on the following 2 properties:
1.	45 Diamond Avenue, Spruce Grove, Alberta

2.	90 and 100 Madison Crescent, Spruce Grove, Alberta:
e)	Assignment of various insurance policies including fire insurance on the above real estate.
     Principal repayments are as follows:

$
2008	654,783
2009	702,783
2010	745,783
2011	789,783
2012	5,223,945
12. OBLIGATIONS UNDER CAPITAL LEASE
The company has obligations under capital lease for equipment with an implicit interest of 8.00%. The repayments are as follows:

	Payments	Interest	Net
	$	$	$
2008	40,830	1,496	39,334
2009	100	—	100
2010	—	—	—
2011	—	—	—
2012	—	—	—

	40,930	1,496	39,434

Less: current portion			39,334

			100

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
13. SHARE CAPITAL
The share capital of the company is as follows:

	2007	2006
	$	$
Authorized:

Unlimited number of common shares

Unlimited number of voting, retractable Class A preference shares

Unlimited numher of non-voting, retractable Class B preference shares

Unlimited number of non-voting, retractable Class C preference shares

Issued:

100 common shares	100	100

Preference share attributes
All classes of preference shares are entitled to non-cumulative annual dividends in such amount as the Board of Directors in its absolute discretion may determine, and the directors may declare dividends in any financial year on any class of shares at different times or at the same time in different amounts.
All classes of preference shares are retractable at a price per share equal to that amount being the fair market value of any property received by the Corporation for the issuance of such share.
14. LEASE COMMITMENTS
Future minimum lease payments required under operating leases for property used by the company in the normal course of business are as follows:

$
2008	412,122
2009	322,970
2010	168,682
2011	128,627
2012	48,502

NASCOR LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 28, 2007
15. STATEMENT OF CASH FLOWS

	2007	2006
	$	$
Change in non-cash working capital items:

Accounts receivable	(2,799,749)	(1,880,981)
Loan receivable	(50,000)	—
Income taxes	1,158,782	796,624
Inventory	113,512	(1,928,638)
Prepaid expenses	(263,480)	13,942
Accounts payable	52,819	556,150
Bonus payable	1,600,000	400,000
Customer deposits	91,178	107,468

	(96,938)	(1,935,435)

APPENDIX E — FINANCIAL STATEMENTS OF ASTY

Financial Statements of
ASTY CONCRETE & CONSTRUCTION LTD.
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended
July 31, 2008 and 2007 (unaudited)

Deloitte & Touche LLP 3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: 403-267-1700
Fax: 403-264-2871
www.deloitte.ca
Auditors’ Report
To the Directors of
Asty Concrete & Construction Ltd.:
We have audited the balance sheets of Asty Concrete & Construction Ltd. as at April 30, 2008 and 2007 and the statements of operations, comprehensive income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
July 4, 2008,	(signed) “Deloitte & Touche LLP”
(except as to Note 11 which is dated October 8, 2008)	Chartered Accountants

ASTY CONCRETE & CONSTRUCTION LTD.
Statements of Operations, Comprehensive Income and Retained Earnings
Years Ended April 30, 2008 and 2007 and
Three Month Periods Ended July 31, 2008 and 2007 (Unaudited)

	Three Months Ended July 31,		Year Ended April 30,
	2008	2007	2008	2007
	$	$	$	$
	(Unaudited)	(Unaudited)

REVENUE	9,876,086	10,583,547	29,442,148	23,184,257
Direct costs	7,022,606	7,786,803	20,600,245	16,296,675

	2,853,480	2,796,744	8,841,903	6,887,582

EXPENSES
General and administrative	207,203	208,600	1,089,908	877,942
Management wages and bonuses (Note 9)	2,134,000	2,104,000	6,474,000	5,154,000
Depreciation and amortization	102,300	76,734	387,232	306,931
Interest expense	8,525	7,637	37,194	27,349
Interest income	(1,637)	(2,678)	(11,939)	(8,939)

	2,450,391	2,394,293	7,976,395	6,357,283

INCOME BEFORE INCOME TAXES	403,089	402,451	865,508	530,299

INCOME TAXES (Note 5)
Current	27,912	27,868	59,932	47,635
Future	26,463	26,421	56,822	97,657

	54,375	54,289	116,754	145,292

NET INCOME AND COMPREHENSIVE INCOME	348,714	348,162	748,754	385,007

RETAINED EARNINGS, BEGINNING OF PERIOD	2,461,309	1,751,840	1,751,840	1,406,118

DIVIDENDS	—	—	(39,285)	(39,285)

RETAINED EARNINGS, END OF PERIOD	2,810,023	2,100,002	2,461,309	1,751,840

The accompanying notes are an integral part of these financial statements.

ASTY CONCRETE & CONSTRUCTION LTD.
Balance Sheets
As at

	July 31,	April 30,
	2008	2008	2007
	$	$	$
	(Unaudited)
ASSETS

CURRENT
Cash	—	2,005,567	3,243,770
Accounts receivable	9,365,969	1,635,286	1,485,571
Work in progress (Note 2(b))	60,396	127,000	143,000
Other	66,604	102,791	117,224

	9,492,969	3,870,644	4,989,565

Capital assets (Note 3)	1,189,147	1,277,948	992,864

	10,682,116	5,148,592	5,982,429

LIABILITIES

CURRENT
Bank indebtedness	544,149	—	—
Accounts payable and accrued liabilities (Note 9)	6,811,561	2,156,632	3,921,789
Income taxes payable	12,500	26,633	15,683
Future income taxes (Note 5)	180,942	154,479	97,657
Promissory notes payable (Note 4)	322,416	349,014	194,935

	7,871,568	2,686,758	4,230,064

COMMITMENTS (Note 10)

SUBSEQUENT EVENT (Note 11)

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	525	525	525
Retained earnings	2,810,023	2,461,309	1,751,840

	2,810,548	2,461,834	1,752,365

	10,682,116	5,148,592	5,982,429

The accompanying notes are an integral part of these financial statements.
APPROVED BY THE BOARD
(Signed)                                Director
(Signed)                                Director

ASTY CONCRETE & CONSTRUCTION LTD.
Statements of Cash Flows
Years Ended April 30, 2008 and 2007 and
Three Month Periods Ended July 31, 2008 and 2007 (Unaudited)

	Three Months Ended July 31,		Year Ended April 30,
	2008	2007	2008	2007
	$	$	$	$
	(Unaudited)	(Unaudited)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income and comprehensive income	348,714	348,162	748,754	385,007
Adjustments for
Depreciation and amortization	102,300	76,734	387,232	306,931
Future income taxes	26,463	26,421	56,822	97,657

	477,477	451,317	1,192,808	789,595
Changes in non-cash working capital:
Accounts receivable	(7,730,682)	(8,260,299)	(149,715)	(94,706)
Work-in-progress	66,604	83,000	16,000	(83,000)
Other	36,187	42,799	14,433	(10,269)
Accounts payable and accrued liabilities	4,654,929	3,339,405	(1,765,157)	1,609,089
Income taxes payable	(14,133)	3,185	10,950	5,969

	(2,509,618)	(4,340,593)	(680,681)	2,216,678

FINANCING
Dividends paid	—	—	(39,285)	(39,285)
Proceeds from long-term debt	—	250,000	250,000	—
Repayment of long-term debt	(26,598)	(18,688)	(95,921)	(124,074)

	(26,598)	231,312	114,794	(163,359)

INVESTING
Proceeds from sale of capital assets	—	—	7,000	—
Purchase of capital assets	(13,500)	(65,437)	(679,316)	(498,300)

	(13,500)	(65,437)	(672,316)	(498,300)

NET (DECREASE) INCREASE IN CASH	(2,549,716)	(4,174,718)	(1,238,203)	1,555,019

CASH, BEGINNING OF PERIOD	2,005,567	3,243,770	3,243,770	1,688,751

(BANK INDEBTEDNESS) CASH, END OF PERIOD	(544,149)	(930,948)	2,005,567	3,243,770

SUPPLEMENTARY INFORMATION
Interest paid	8,525	7,637	37,194	27,349

Income taxes paid	15,412	9,000	59,932	47,635

The accompanying notes are an integral part of these financial statements.

ASTY CONCRETE & CONSTRUCTION LTD.	1
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
1.	DESCRIPTION OF BUSINESS

Asty Concrete & Construction Ltd. (the “Company”) is a privately owned company incorporated on January 13, 1978 under the Business Corporations Act of Alberta. The Company’s principal business is concrete flatwork, paving and finishing sidewalks, curbs, gutters and other concrete infrastructure. The Company’s business is seasonal and the majority of its work is conducted between April and October. During this period the bulk of the Company’s revenue is earned and expenses are incurred.

2.	SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. Depreciation is based on the estimated useful lives of property and equipment. Estimates primarily arise in the calculation of estimated useful lives of capital assets and may arise in the determination of the percentage of completion basis for recognizing revenue. Actual results could differ from those estimates.

a) Revenue recognition

Revenue is recognized using the percentage of completion method. Each job is measured at month-end to determine the status of the job and then billed to each customer based on the percentage completed. There is a 10% holdback on all jobs. This holdback can be collected 45 days after completion of the job. Holdbacks are recorded in accounts receivable on the balance sheets. Any potential losses on long-term contracts are reflected in the billing process.

b) Work-in-progress

Work-in-progress contains all costs incurred to prepare job sites.

ASTY CONCRETE & CONSTRUCTION LTD.	2
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES

c) Capital assets

Capital assets are recorded at cost. Depreciation is calculated using the declining-balance method whereby the depreciation is based on the net book value of the asset applying the following rates:

Automotive equipment	30%
Construction equipment	20% to 30%
Office furniture and equipment	20%
Other equipment	20% to 45%
Leasehold improvements	20% or over term of lease
The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

d) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Valuation allowances are established when necessary to reduce future tax assets to the amount that, in the opinion of management, is more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

ASTY CONCRETE & CONSTRUCTION LTD.	3
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)	Recently adopted and pending accounting pronouncements
i)	In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These sections became effective for the Company on May 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the statements of operations in accumulated other comprehensive income as a separate component of shareholders’ equity. Comprehensive income is comprised of the Company’s net income and other comprehensive income. At April 30, 2008 and 2007 and July 31, 2008 and 2007, the balance of accumulated other comprehensive income was $Nil.

b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheets and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statements of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models being: held-to-maturity, available-for-sale, held-for-trading, loans and receivables, and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statements of operations for the current period, while changes in the fair value of financial instruments designated as available-for- sale are charged or credited to other comprehensive income and charged or credited to the statements of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

ASTY CONCRETE & CONSTRUCTION LTD.	4
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)	Recently adopted and pending accounting pronouncements (Continued)
Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying value of the related financial instrument and amortized using the effective interest method or expensed as incurred. Transaction costs related to the acquisition of financial instruments held-for-trading are expensed as incurred. Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at May 1, 2007 and for the year ended April 30, 2008:

Cash (bank indebtedness)	held-for-trading
Accounts receivable	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Promissory notes payable	other liabilities
The implementation of these sections did not have a material impact on the Company’s financial statements.
c)	Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after May 1, 2003. The change in these accounting policies did not have any impact on the financial statements as the Company does not have any derivatives.

For cash (bank indebtedness), accounts receivable, accounts payable and accrued liabilities, income taxes payable, and promissory notes, the carrying value approximates fair value due to their short-term nature.

ASTY CONCRETE & CONSTRUCTION LTD.	5
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)	Recently adopted and pending accounting pronouncements (Continued)
ii)	In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on May 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s financial statements.

iii)	Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this section did not have any impact on its financial statements.

iv)	Effective May 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments - Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new standard requires additional disclosures in the Company’s financial statements.

v)	In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new standard requires additional disclosures in the Company’s financial statements.

vi)	Effective May 1, 2008, the Company adopted CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The new standard had no effect on the Company’s financial statements as the Company’s existing policies complied with the new standard.

ASTY CONCRETE & CONSTRUCTION LTD.	6
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
f)	Future accounting pronouncements
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning May 1, 2009. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. This new standard is not expected to have a material effect on the Company’s financial statements.
3.	CAPITAL ASSETS

	July 31, 2008
		Accumulated
		Depreciation
		and
	Cost	Amortization	Net Book Value
	$	$	$

Automotive equipment	1,477,174	1,026,444	450,730
Construction equipment	2,463,245	1,760,504	702,741
Office furniture and equipment	87,521	70,309	17,212
Other equipment	123,665	106,895	16,770
Leasehold improvements	25,636	23,942	1,694

	4,177,241	2,988,094	1,189,147

	April 30, 2008
		Accumulated
		Depreciation
		and	Net
	Cost	Amortization	Book Value
	$	$	$

Automotive equipment	1,463,675	993,771	469,904
Construction equipment	2,463,245	1,693,856	769,389
Office furniture and equipment	87,521	68,524	18,997
Other equipment	123,665	105,749	17,916
Leasehold improvements	25,636	23,894	1,742

	4,163,742	2,885,794	1,277,948

ASTY CONCRETE & CONSTRUCTION LTD.	7
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
3.	CAPITAL ASSETS (Continued)

	April 30, 2007
		Accumulated
		Depreciation
		and	Net
	Cost	Amortization	Book Value
	$	$	$

Automotive equipment	1,133,748	863,072	270,676
Construction equipment	2,127,895	1,449,219	678,676
Office furniture and equipment	80,482	61,439	19,043
Other equipment	123,665	101,130	22,535
Leasehold improvements	25,636	23,702	1,934

	3,491,426	2,498,562	992,864

4.	PROMISSORY NOTES PAYABLE

	April 30,
	2008	2007
	$	$

Promissory note unsecured, repayable in equal monthly installments of $4,939 including interest at 7.0%, due June 2012. Note is payable on demand	213,585	—

Promissory note unsecured, repayable in equal monthly installments of $5,765 including interest at 5.75%, due May 2010. Note is payable on demand	135,429	194,935

	349,014	194,935

The principal and interest repayment schedule over the next four years as at April 30, 2008 based on the amortization periods established for the promissory notes, are as follows:

$
2009	128,448
2010	128,448
2011	64,384
2012	8,903

ASTY CONCRETE & CONSTRUCTION LTD.	8
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
4.	PROMISSORY NOTES PAYABLE (Continued)

The Company has an authorized overdraft credit facility of $2,000,000. As security for the overall credit facility, the Company has provided a general security agreement over all the assets of the Company as well as an assignment of accounts receivable and a fixed and floating charge debenture in the amount of $750,000. The shareholders have also provided personal guarantees. There are no financial covenant restrictions. The overdraft facility is currently being renegotiated. There are no material changes anticipated.

The Company has two promissory notes available for $125,000 and $75,000 for its Indemnity Agreement as discussed in Note 10.

5.	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income taxes provision included in the statements of operations.

	April 30,
	2008	2007
	$	$

Income before income taxes	865,508	530,299
Statutory income tax rate	15.42%	16.12%

Expected income taxes expense	133,461	85,484
Non-deductible expenses	3,384	3,013
Recognition of previously unrecognized temporary difference	—	61,072
Change in expected tax rates	(19,909)	—
Other	(182)	(4,277)

Income taxes expense	116,754	145,292

Classified as:
Current	59,932	47,635
Future	56,822	97,657

Income tax expense	116,754	145,292

ASTY CONCRETE & CONSTRUCTION LTD.	9
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
5.	INCOME TAXES (Continued)

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The current future income taxes liability is comprised of:

	April 30,
	2008	2007
	$	$

Holdbacks receivable	154,479	97,657

6.	SHARE CAPITAL

Authorized
     20,000 common voting shares without nominal or par value
Issued

			April 30,
	July 31, 2008		2008		2007
		Stated		Stated		Stated
		Capital		Capital		Capital
	Number	$	Number	$	Number	$

Common shares	525	525	525	525	525	525

During the year ended April 30, 2008, the Company paid dividends to its common shareholders amounting to $39,285 (2007 — $39,285).
7.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to: (a) safeguard the Company’s ability to continue as a going concern; and (b) maintain flexibility in order to preserve the Company’s ability to meet financial obligations with a long-term view of maximizing return to shareholders.

On an ongoing basis, the Company reviews and assesses its capital structure. The Company defines its capital as shareholders’ equity, and cash (bank indebtedness).

ASTY CONCRETE & CONSTRUCTION LTD.	10
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
7.	CAPITAL DISCLOSURES (Continued)

The Company’s capital is as follows:

	July 31, 2008	April 30, 2008
	$	$

Shareholders’ equity	2,810,548	2,461,834
Cash (bank indebtedness)	544,149	(2,005,567)
Promissory notes payable	322,416	349,014

	3,677,113	805,281

The Company’s strategy has been to ensure that it has sufficient capital to efficiently and effectively run the operations of the Company while providing a return to shareholders and maintaining adequate liquidity.
8.	FINANCIAL INSTRUMENTS

a) Financial instruments

The carrying value of the Company’s interest in financial instruments approximates their fair value due to their short-term nature. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act.

The Company has classified its financial instruments as follows:

	July 31, 2008	April 30, 2008
	$	$

Financial assets
Cash, measured at fair value (held-for-trading)	—	2,005,567
Accounts receivable, measured at cost	9,365,969	1,635,286

Financial liabilities
Bank indebtedness	544,149	—
Accounts payable and accrued liabilities, measured at cost	6,811,561	2,156,632
Promissory notes payable, measured at cost, approximating fair value	322,416	349,014

ASTY CONCRETE & CONSTRUCTION LTD.	11
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
8.	FINANCIAL INSTRUMENTS (Continued)
a)	Financial instruments (Continued)
The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the statement of operations in the period the change occurs. The Company did not have any embedded derivatives during the three months ended July 31, 2008 or 2007 or April 30, 2008 and 2007.
b)	Financial risk management

The Company has exposure to credit risk, interest rate risk, foreign currency risk, liquidity risk, and customer concentration risk. The Company’s Management has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.
i)	Credit risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable. The Company provides credit to its customers in the normal course of its operations and carries out credit checks when applicable. The Company maintains provisions for contingent credit losses based on an assessment of collectability, if and when applicable. Trade accounts receivable past due more than 60 days represented 10% or $974,588 of the total trade accounts receivables at July 31, 2008 (94% or $1,531,311 at April 30, 2008). The amounts past due more than 60 days at April 30, 2008 are primarily holdbacks that were subsequently collected.

The balance in trade accounts receivable that are one year past due at July 31, 2008 is $100,622 of which substantially all are company holdbacks. The Company has clients where the contracts are long-term (one year) and therefore the holdbacks receivable fall into the above past due balance. The Company does not currently have an allowance for doubtful accounts as it feels all of its receivables are collectible.
ii)	Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. The Company holds no variable interest rate debt and therefore the Company’s exposure to interest rate changes is limited to cash and bank indebtedness. For the three month periods ended July 31, 2008, a 1% increase in interest rates on bank indebtedness would have decreased earnings before income taxes by approximately $2,700.

ASTY CONCRETE & CONSTRUCTION LTD.	12
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
8.	FINANCIAL INSTRUMENTS (Continued)
b)	Financial risk management (Continued)
iii)	Foreign currency risk
Foreign currency risk reflects the Company’s exposure to fluctuations in foreign currency rates. The Company does not engage in any material transactions not denominated in Canadian dollars and does not have any financial assets or liabilities denominated in foreign currencies. As a result at July 31, 2008, the Company’s foreign currency risk is insignificant.
iv)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk through cash and debt management.

In managing liquidity risk, the Company has access to an overdraft credit facility of $2.0 million. As at July 31, 2008 the Company has $1,455,851 available in this overdraft facility as only $544,149 has been drawn. The Company uses the overdraft facility through the slower winter season and then uses the cash flow from its operations in the remaining seasons to meet its obligations.

The timing of cash outflows relating to financial liabilities as at July 31, 2008 are outlined in the table below:

One Year
$
Bank indebtedness	544,149
Accounts payable and accrued liabilities	6,811,561
Promissory notes payable	322,416

7,678,126

ASTY CONCRETE & CONSTRUCTION LTD.	13
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
8.	FINANCIAL INSTRUMENTS (Continued)
b)	Financial risk management (Continued)
v)	Customer concentration risk
Customer concentration risk is the risk that the Company is dependent upon any one party for a significant portion of its revenue. The Company has two customers that make up a large portion of revenue.

	Year Ended
	April 30,
	2008		2007
	$	%	$	%

Customer A	6,577,981	22	2,993,086	13
Customer B	5,616,246	19	5,138,210	22

	12,194,227	41	8,131,296	35

	Three Month Period Ended
	July 31,
	2008		2007
	$	%	$	%

Customer A	2,718,760	28	2,107,302	22
Customer B	804,388	8	2,784,947	30

	3,523,148	36	4,892,249	52

ASTY CONCRETE & CONSTRUCTION LTD.	14
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
8.	FINANCIAL INSTRUMENTS (Continued)
b)	Financial risk management (Continued)
v)	Customer concentration risk (Continued)
For accounts receivable, customer concentration risk is represented by:

	Year Ended
	April 30,
	2008		2007
	$	%	$	%

Customer A	465,956	29	318,142	22
Customer B	68,711	4	—	—
Customer C	165,939	10	—	—
Customer D	198,267	12	—	—
Customer E	174,038	11	—	—
Customer F	—	—	418,477	28

	1,072,911	66	736,619	50

	Three Month Period Ended
	July 31,
	2008		2007
	$	%	$	%

Customer A	1,745,318	19	2,376,770	24
Customer B	1,692,519	18	2,111,133	22

	3,437,837	37	4,487,903	46

9.	RELATED PARTY TRANSACTIONS

During the year, the Company accrued management fees in the amounts of $808,000 (2007 - $1,470,000) to two companies related by virtue of common shareholders. These amounts were included in accounts payable and accrued liabilities at year end. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, which is equal to fair value.

ASTY CONCRETE & CONSTRUCTION LTD.	15
Notes to the Financial Statements
As at and for the years ended April 30, 2008 and 2007
As at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007 (unaudited)
10.	COMMITMENTS

The Company entered into a lease agreement for its operating facilities (includes the office and operations yard) which requires payments of $49,872 annually. The lease agreement is for a five year term ending on May 31, 2009. The Company intends to renew this lease agreement for another five year term.

The Company has provided an unlimited general application and indemnification to The Sovereign General Insurance Company for contract bonds.

11.	SUBSEQUENT EVENT

On July 30, 2008, the Company entered into an Asset Purchase Agreement to sell the majority of the assets of the Company to an unrelated party, Plumb-Line Income Trust, an unrelated party for $21,000,000. The closing date of the transaction is anticipated to be in the Company’s third quarter of 2008.

APPENDIX F — FINANCIAL STATEMENTS OF PLMG AND F&D

Financial Statement of
PLUMB-LINE MASONRY GROUP INC.
September 30, 2008

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada
Tel: 403-267-1700
Fax: 403-264-2871
www.deloitte.ca

Auditors’ Report
To the Board of Directors of
Plumb-Line Masonry Group Inc.
We have audited the balance sheet of Plumb-Line Masonry Group Inc. as at September 30, 2008. This financial statement is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Corporation as at September 30, 2008 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta	(signed) “Deloitte & Touche LLP”
October 8, 2008	Chartered Accountants

PLUMB-LINE MASONRY GROUP INC.
Balance Sheet
September 30, 2008

$
ASSETS

CURRENT
Petty Cash	10

SHAREHOLDERS’ EQUITY

Share capital (Note 4)	10

APPROVED BY THE BOARD

(Signed)	Director

(Signed)	Director

PLUMB-LINE MASONRY GROUP INC.	1
Notes to the Financial Statement
As at September 30, 2008
1.	INCORPORATION AND NATURE OF BUSINESS

Plumb-Line Masonry Group Inc. (the “Corporation”) was incorporated by articles of incorporation under the Business Corporation Act (Alberta) on August 19, 2008.

The Corporation has not commenced operations at the balance sheet date. Accordingly, statements of earnings, comprehensive earnings, retained earnings and cash flows have not been prepared.

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash is held in trust by the Corporation’s solicitors as of the balance sheet date.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from these estimates.

Financial instrument

The Corporation’s only financial instrument consists of cash. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risk arising from this financial instrument. The fair value of this financial instrument approximates its carrying value.

3.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can provide adequate returns for shareholders. The Company defines capital as total equity.

PLUMB-LINE MASONRY GROUP INC.	2
Notes to the Financial Statement
As at September 30, 2008
4.	SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares, issuable in series, none of which are issued or outstanding as of September 30, 2008.

Issued common shares

	Number of	Amount
	Shares	$
|	|
Issued for cash	100	10

Balance as at September 30, 2008	100	10

On September 30, 2008, the Corporation issued 100 common shares to its directors and officers for cash consideration of $10.

Stock options

The Corporation has not adopted an incentive stock option plan.

Consolidated Financial Statements of
F & D MANAGEMENT SERVICES LTD.
As at and for the year ended February 29, 2008
As at and for the year ended February 28, 2007 (unaudited)
As at May 31, 2008 and for the three month periods ended
May 31, 2008 and 2007 (unaudited)

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada
Tel: 403-267-1700
Fax: 403-264-2871
www.deloitte.ca

Auditors’ Report
To the Directors of
F & D Management Services Ltd.:
We have audited the consolidated balance sheet of F & D Management Services Ltd. as at February 29, 2008 and the consolidated statements of operations, comprehensive income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
Calgary, Alberta

August 15, 2008,	(signed) “Deloitte & Touche LLP”
(Except as to Note 15 which is dated October 8, 2008)	Chartered Accountants

F & D MANAGEMENT SERVICES LTD.
Consolidated Balance Sheets

	May 31,	February 29,	February 28,
As at,	2008	2008	2007

	(unaudited)		(unaudited)
Assets

Current assets
Cash and cash equivalents	$1,567,400	$2,004,334	$2,304,838
Guaranteed investment certificate (Note 3)	1,883,829	1,261,729	1,520,183
Accounts receivable (Note 4)	2,878,527	2,338,187	2,142,302
Income taxes receivable	—	—	28,071
Prepaid expenses and other assets	45,572	13,134	23,438

	6,375,328	5,617,384	6,018,832

Property and equipment (Note 5)	643,831	669,583	673,625

	$7,019,159	$6,286,967	$6,692,457

Liabilities and Shareholder’ Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities	$470,673	$363,469	$408,456
Income taxes payable	2,535	28,536	—
Management salaries payable	2,758,233	2,104,733	2,782,957
Due to shareholders (Note 6)	1,173,001	1,277,937	1,399,575

	4,404,442	3,774,675	4,590,988

Redeemable preferred shares (Note 7)	3,276,364	3,276,364	2,857,029

	7,680,806	7,051,039	7,448,017

Shareholder’ equity (deficiency)
Share capital (Note 8)	10	10	10
Deficit	(661,657)	(764,082)	(755,570)

	(661,647)	(764,072)	(755,560)

	$7,019,159	$6,286,967	$6,692,457

Guarantee (Note 14)
Subsequent events (Note 15)
Approved by the Board

(signed) “Julius Klepak”	Director	(signed) “Theresa Klepak”	Director

See accompanying notes to the consolidated financial statements

F & D Management Services Ltd.
Consolidated Statements of Operations, Comprehensive Income and Deficit

	Three months ended,		Year ended,
	May 31,	May 31,	February 29,	February 28,
	2008	2007	2008	2007

	(unaudited)	(unaudited)		(unaudited)
Contract revenue	$2,858,260	$1,881,323	$8,935,021	$9,423,649

Contract costs	1,771,370	1,288,569	5,867,239	5,986,737

	1,086,890	592,754	3,067,782	3,436,912

Expenses
Management salaries	853,500	403,500	2,251,496	2,788,354
General and administrative	90,506	45,281	138,208	122,068
Amortization	35,000	39,188	147,481	139,468
Interest and bank charges	559	546	3,007	7,558

	979,565	488,515	2,540,192	3,057,448

	107,325	104,239	527,590	379,464

Interest income	22,100	28,584	152,877	52,608

Income before income taxes	129,425	132,823	680,467	432,072

Current income taxes (Note 9)	27,000	30,700	99,644	81,312

Net income and comprehensive income	102,425	102,123	580,823	350,760

Deficit, beginning of period	(764,082)	(755,570)	(755,570)	(516,995)

Dividends	—	—	(589,335)	(589,335)

Deficit, end of period	$(661,657)	$(653,447)	$(764,082)	$(755,570)

See accompanying notes to the consolidated financial statements

F & D Management Services Ltd.
Consolidated Statements of Cash Flows

	Three months ended,		Year ended,
	May 31,	May 31,	February 29,	February 28,
	2008	2007	2008	2007

	(unaudited)	(unaudited)		(unaudited)
Operating activities
Net income	$102,425	$102,123	$580,823	$350,760
Item not affecting cash:
Amortization	35,000	39,188	147,481	139,468

	137,425	141,311	728,304	490,228
Change in non-cash working capital items
Accounts receivable	(540,341)	87,973	(195,884)	(115,889)
Income taxes	(26,000)	75,656	56,607	(28,071)
Prepaid expenses and other assets	(32,438)	(76,265)	10,304	(7,052)
Accounts payable and accrued liabilities	107,204	(53,129)	(44,988)	(150,045)
Advances to shareholders	(104,936)	(313,698)	(121,638)	441,570
Management salaries payable	653,500	288,500	(678,224)	1,471,753

	194,414	150,348	(245,519)	2,102,494

Investing activities
Purchase of property and equipment	(9,248)	(113,170)	(143,439)	(234,112)
Disposal of property and equipment				34,616
Purchase of guaranteed investment certificates	(1,837,524)	(2,020,182)	(4,772,582)	(1,216,943)
Redemption of guaranteed investment certificates	1,215,424	1,500,432	5,031,036	—

	(631,348)	(632,920)	115,015	(1,416,439)

Financing activities
Preferred shares redeemed	—	—	(170,000)	(170,000)

(Decrease) increase in cash and cash equivalents	(436,934)	(482,572)	(300,504)	516,055

Cash and cash equivalents, beginning of period	2,004,334	2,304,838	2,304,838	1,788,783

Cash and cash equivalents, end of period	$1,567,400	$1,822,266	$2,004,334	$2,304,838

Cash and cash equivalents consist of:
Cash	$498,831	$786,500	$936,975	$1,280,538
Money market funds	1,068,569	1,035,766	1,067,359	1,024,300

	$1,567,400	$1,822,266	$2,004,334	$2,304,838

Supplemental cash flow information
Interest received	$—	$—	$93,548	$37,761

Income taxes paid	$53,001	$44,956	$71,108	$150,239

See accompanying notes to the consolidated financial statements

F & D Management Services Ltd.	1
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
1.	NATURE OF OPERATIONS

F & D Management Services Ltd. (the “Company”) was incorporated under the Business Corporations Act of the Province of Alberta on November 27, 1978. The Company provides masonry construction services in Southern Alberta.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Sas-Can Masonry Ltd. (“Sas-Can”), and Sask-Alta Masonry Ltd. (“Sask-Alta”) a variable interest entity for which the Company is considered the primary beneficiary.

The Company has identified Sask-Alta as a variable interest entity as Sask-Alta relies exclusively on Sas-Can for its revenue and is expected to absorb the majority of Sask-Alta’s losses and receive a majority of its residual returns. No assets of Sask-Alta have been pledged as collateral for its liabilities. Sask-Alta’s assets are primarily comprised of receivables from Sas-Can. The shareholders of Sask-Alta are also shareholders of the Company. Accordingly, the Company has consolidated this entity.

All material inter-corporate balances and transactions have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the determination of useful lives of property and equipment of fixed assets for the calculation of amortization, total expected costs of specific projects for the calculation of the percentage of completion for revenue recognition and estimated balances of accruals, including warranty work. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits and investments with maturities of ninety days or less.

F & D Management Services Ltd.	2
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Property and equipment

Property and equipment are recorded at cost. The Company provides for amortization using the following methods at rates designed to amortize the cost of the property and equipment over their estimated useful lives. The annual amortization rates and methods are as follows:

Building	4%	Declining balance
Forklifts	30%	Declining balance
Equipment	30%	Declining balance
Vehicles	10%	Declining balance
Computer	30-55%	Declining balance
(e)	Impairment of long lived assets

The Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future undiscounted cash flows the long-lived assets are expected to generate through their direct use and eventual disposition. When a test for impairment indicates that the carrying amount of an asset is not recoverable, an impairment loss is recognized to the extent its carrying value exceeds its fair value.

(f)	Warranty costs

The Company provides a one year performance guarantee on all work performed. Warranty provisions are based on Management’s best estimate of expected costs on a job by job basis. Differences in the provision amount and the actual costs are recorded in the period the warranty work is done.

(g)	Future income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

F & D Management Services Ltd.	3
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(h)	Revenue recognition

Revenue from contracts is recognized on the percentage of completion basis. Percentage of completion is determined on a project by project basis based on the costs incurred in relation to total costs expected. Any revenue recognized but not yet billed has been recorded as unbilled receivable in the financial statements if any. Deposits received from customers in excess of billing of a job or for jobs billed in advance of their stage of percentage of completion are accrued as a liability. Any anticipated loss is provided for in its entirety when the estimated loss is identified and changed to income during the period.

(i)	Accounting changes

On March 1, 2007, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants (“CICA”) section 1506 “Accounting Changes.” The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The recommendations require the Company to provide disclosure when it has not applied a new source of Generally Accepted Accounting Principles (“GAAP”) that has been issued but is not yet effective, as disclosed in note 16.

(j)	Financial instruments, hedges and other comprehensive income

Effective March 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3861 “Financial Instruments — Disclosure and Presentation”. The standards require the classification of all financial instruments by category; loans and receivables, held-to maturity investments, available for sale financial assets, financial assets and financial liabilities held for trading, or other liabilities. The standards prescribe criteria for the recognition of certain derivative financial instruments. As well, the standards prescribe: the measurement basis; either amortized cost or fair value, of the specified classes of financial instruments subsequent to their initial recognition; the timing and recognition of realized and unrealized gains and losses on financial instruments; and disclosures, including a new category of shareholders’ equity — accumulated other comprehensive income. The accounting policies were adopted on a retroactive basis with no restatement of prior period financial statements.

F & D Management Services Ltd.	4
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(j)	Financial instruments, hedges and other comprehensive income (continued)

Effective March 1, 2008, the Company adopted the CICA Handbook Sections 3862 “Financial Instruments — Disclosure” and 3863 “Financial Instruments — Presentation”, which replaced 3861 “Financial Instruments — Disclosure and Presentation”. The standard requires the Company to disclose information about the significance of financial instruments for its exposure to risks arising from financial instruments and management’s objectives, policies and processes for managing such risks.

The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract.

The Company’s financial assets and financial liabilities are classified and measured as follows:
•	Cash and cash equivalents and guaranteed investment certificate are classified as held for trading and are measured at fair value. Gains and losses are recorded in net income.

•	Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequently at amortized cost using the effective interest method.

•	Accounts payable and accrued liabilities, management salaries payable, due to shareholders and redeemable preferred shares are classified as other liabilities and are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.
The implementation of these standards did not have a material impact on the Company’s financial statements. The Company did not recognize any items of other comprehensive income (loss) or accumulated other comprehensive income on adoption of the standards.

(k)	Transaction costs

Transaction costs attributable to financial instruments are expensed in net income as incurred.

(1)	Capital disclosures

Effective March 1, 2008, the Company adopted the CICA Handbook Section 1535 “Capital Disclosures”. Under the requirements of the new standard, the Company is required to disclose information about its objectives, policies and processes for managing capital, quantitative information about what the Company regards as capital and information regarding its compliance with any externally imposed capital requirements and the consequences of any non-compliance, as disclosed in note 10. The main impact in the Company’s consolidated financial statements was in terms of additional disclosures required.

F & D Management Services Ltd.	5
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Going concern

Effective March 1, 2008, the Company adopted the additional requirements of the CICA Handbook Section 1400 “General Standards of Financial Statements.” The additional requirements required management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The adoption of the accounting pronouncement did not have any impact on the Company’s consolidated financial statements.
3.	GUARANTEED INVESTMENT CERTIFICATE

The guaranteed investment certificate as at May 31, 2008 bears interest at 3.25% and matures on April 22, 2009. The guaranteed investment certificate as at February 29, 2008 bears interest at 4.25% and matures on July 28, 2008. The guaranteed investment certificate at February 28, 2007 bears interest at 4.00% and matured on December 3, 2007.

4.	ACCOUNTS RECEIVABLE

	May 31,	February 29,	February 28,
	2008	2008	2007

Billings on construction contracts	$1,884,145	$1,549,779	$1,445,555
Holdbacks receivable	994,382	788,408	696,747

	$2,878,527	$2,338,187	$2,142,302

Holdbacks receivable represent amounts billed as services are rendered on construction contracts which are not due until the contract work is substantially completed and the applicable lien period has expired.

5.	PROPERTY AND EQUIPMENT

	May 31,
	2008
		Accumulated
	Cost	Amortization	Net

Land	$174,341	$—	$174,341
Forklifts	883,563	648,026	235,537
Equipment	389,756	250,089	139,667
Vehicles	434,891	373,437	61,454
Building	31,757	3,707	28,050
Computer	19,214	14,432	4,782

	$1.933.522	$1.289.691	$643.831

F & D Management Services Ltd.	6
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
5.	PROPERTY AND EQUIPMENT (Continued)

	February 29,
	2008
		Accumulated
	Cost	Amortization	Net

Land	$174,341	$—	$174,341
Forklifts	883,563	625,486	258,077
Equipment	381,756	242,949	138,807
Vehicles	434,891	368,454	66,437
Building	31,757	3,707	28,050
Computer	17,966	14,095	3,871

	$1,924,274	$1,254,691	$669,583

	February 28,
	2007
		Accumulated
	Cost	Amortization	Net

Land	$174,341	$—	$174,341
Forklifts	802,391	532,275	270,116
Equipment	347,708	212,504	135,204
Vehicles	407,892	345,766	62,126
Building	31,757	3,707	28,050
Computer	16,747	12,959	3,788

	$1,780,836	$1,107,211	$673,625

6.	DUE TO SHAREHOLDERS

The amount due to the shareholders is unsecured, non-interest bearing and is payable on demand.

F & D Management Services Ltd.	7
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
7.	REDEEMABLE PREFERRED SHARES

Issued

	May 31,	February 29,	February 28,
	2008	2008	2007

Class “I” preferred shares redeemable at $500/share
Balance, beginning of period
5,781.9692 shares	$2,890,984
4,943.2992 shares		$2,471,649
4,104.6292 shares			$2,052,314
Stock dividends
December 21, 2007		589,335
December 19, 2006			589,335
Redemptions
December 21, 2007		(170,000)
December 19, 2006			(170,000)

Balance, end of period
5,781.9692 shares	2,890,984	2,890,984
4,943.2992 shares			2,471,649

Class “J” preferred shares redeemable at $10.00/share	385,380	385,380	385,380

Balance, beginning and end of period 38,538 shares	$3,276,364	$3,276,364	$2,857,029

The class “I” and “J” shares are financial instruments that are in substance a liability because they are retractable by the holder. The shareholders have waived their right to request redemption of these shares during the next fiscal year. Consequently, this amount has been classified as a non-current liability.

8.	SHARE CAPITAL

Authorized
Unlimited numbers of the following shares:
Class A voting common shares
Class B voting common shares
Class C voting common shares
Class D non-voting common shares
Class E non-voting common shares
Class F non-voting common shares
Class G non-voting common shares
Class H non-voting common shares
Class I non-voting, redeemable, retractable, no stated dividend preferred shares
Class J non-voting, redeemable, retractable, no stated dividend preferred shares
Class K voting, redeemable, retractable, no stated dividend preferred shares

F & D Management Services Ltd.	8
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
8.	SHARE CAPITAL (Continued)

Issued

	May 31,	February 29,	February 28,
	2008	2008	2007

37 Class A common shares	$4	$4	$4
37 Class B common shares	4	4	4
26 Class D common shares	2	2	2

Balance, end of period	$10	$10	$10

9.	INCOME TAXES

Reconciliation of net income for accounting purposes with the net income for income tax purposes is as follows:

	Three months ended,		Year ended,
	May 31,	May 31,	February 29,	February 28,
	2008	2007	2008	2007

Net income for accounting before income taxes	$129,425	$132,823	$680,467	$432,072
Statutory tax rate	31.03%	32.12%	31.68%	32.12%

Expected income tax	40,161	42,663	215,572	138,782

Increase (decrease) resulting from:
Small business deduction	(18,953)	(21,163)	(114,486)	(62,362)
Non-deductible and other items	5,792	9,200	(1,442)	4,892

Current income taxes	$27,000	$30,700	$99,644	$81,312

Future taxes have not been recorded for 2008 and 2007 as the amount is immaterial.

10.	MANAGEMENT OF CAPITAL

The Company has two objectives for managing capital, the first is to maintain sufficient cash and cash equivalents for operations and secondly to maintain adequate financial leverage and manage financial risks.

In the management of capital, the Company includes redeemable preferred shares, net of shareholders equity (deficiency), in the definition of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue debt, issue new shares, buy back shares or adjust the amount of cash, cash equivalents and short-term investment balances.

F & D Management Services Ltd.	9
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
11.	ECONOMIC DEPENDENCE

The Company earned revenue from specific customers as follows:

Year ended February 29, 2008
Customer A	$1,317,758	15%
Customer B	1,917,229	21%
Customer C	910,544	10%

	$4,145,531	46%

Year ended February 28, 2007
Customer D	$1,344,089	14%
Customer E	1,367,391	15%
Customer F	1,353,785	14%

	$4,065,265	43%

Three months ended May 31, 2008
Customer D	$505,166	18%
Customer G	407,362	14%
Customer H	455,906	16%

	$1,368,434	48%

Three months ended May 31, 2007
Customer A	$414,063	22%
Customer B	481,647	26%
Customer F	194,008	10%

	$1,089,718	58%

12.	FINANCIAL INSTRUMENTS

Fair Value

The Company’s carrying values of cash and cash equivalents, guaranteed investment certificate, accounts receivable, accounts payable and accrued liabilities, management salaries payable, and due to shareholders approximates their fair value due to the immediate or short-term maturity of these instruments.

The fair value of the Company’s preferred shares are estimated as $2,448,290 as at May 31, 2008 and February 29, 2008 and as $2,134,938 as at February 28, 2007. These preferred shares are not traded in an active market, therefore, have been valued using the following estimates: interest rate of 6% and a term of five years.

F & D Management Services Ltd.	10
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
12.	FINANCIAL INSTRUMENTS (Continued)

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Company is exposed to credit risk from customers. The company performs a continual evaluation of its customers’ credit and records an allowance for doubtful accounts as required. In performing its evaluation, the company analyzes the aging of accounts receivable, concentration of receivables by customer, customer creditworthiness and current economic trends. As of May 31, 2008, there were no past due accounts receivable that were at risk of non-collection.

The Company had accounts receivable from specific customers as follows:

As at February 29, 2008
Customer B	$416,835	18%
Customer C	451,568	19%
Customer D	312,637	13%
Customer H	279,347	12%

	$1,460,387	62%

As at February 28, 2007
Customer A	$362,413	17%
Customer B	228,586	11%
Customer C	240,394	11%
Customer D	218,867	10%
Customer E	381,057	18%

	$1,431,317	67%

As at May 31, 2008
Customer C	$290,584	10%
Customer D	500,752	17%
Customer H	438,016	15%

	$1,229,352	43%

F & D Management Services Ltd.	11
Notes to Consolidated Financial Statements
As at February 29, 2008 and February 28, 2007 and for the years then ended
All balances as at and for the year ended February 28, 2007 are unaudited
As at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007 (unaudited)
12.	FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due or can do so only at excessive cost. The Company has significant financial liabilities outstanding including accounts payable and accrued liabilities, management salaries payable, amounts due to shareholders debt and redeemable preferred shares.

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. The Company continuously monitors forecast and actual cash flows, and has negotiated waivers in terms of the timing of the redemption of the preferred shares.

Management believes that current cash and cash equivalents and future cash flows from operations will be adequate to support these financial liabilities. Accounts payable are generally due 30 days from month end date, management salaries payable are due 179 days from the year end date, and amounts due to shareholders are expected to be paid within 12 months of the balance sheet date.

13.	COMMITMENTS

The Company has entered in to a three year term lease for office premises ending April 30, 2009. The lease payment for the period beginning June 1, 2008 and ending April 30, 2009 is $14,667.

14.	GUARANTEE

The Company has entered into bonding arrangements in order to provide an unlimited indemnity for Sas-Can related to construction contracts with third parties.

15.	SUBSEQUENT EVENTS

On October 1, 2008, the Company entered into a Purchase and Sale Agreement to sell the Company to Plumb-Line Income Trust. The closing date of the transaction is anticipated to be October 31, 2008. Under the terms of the Agreement, all income earned by the Company from March 1, 2008 up to closing will be bonused to the existing shareholders.

16.	FUTURE ACCOUNTING CHANGES

Goodwill and intangible assets

Effective March 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064 “Goodwill and Intangible Assets”. The new Section is a replacement of the CICA Handbook Section 3062 and 3450. The new Section does not substantively change the requirement pertaining to goodwill. The change in requirements pertaining to intangible assets primarily relate to recognition criteria for purchased and internally developed assets. The recognition criteria include that the asset is identifiable separate from goodwill, the entity has the power to obtain, and it is probable that it will receive, the future economic benefits flowing from it and the cost of the asset can be measured reliably. The Company does not anticipate any material impact to its financial statements arising from the adoption of the accounting pronouncement.

APPENDIX G — FINANCIAL STATEMENTS OF FOUR STAR

Financial Statements of
FOUR STAR GRAVEL CONTRACTORS LTD.
As at and for the years ended December 28, 2007 and 2006
At June 28, 2008 and for six month periods ended
June 28, 2008 and 2007 (unaudited)

Deloitte & Touche LLP 3000 Scotia Centre 700 Second Street S.W. Calgary AB T2P 0S7 Canada

Tel: 403-267-1700 Fax: 403-264-2871 www.deloitte.ca
Auditors’ Report
To the Directors of
Four Star Gravel Contractors Ltd.:
We have audited the balance sheets of Four Star Gravel Contractors Ltd. as at December 28, 2007 and 2006 and the statements of operations, comprehensive income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 28, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
July 3, 2008	(signed) “Deloitte & Touche LLP”
(except as to Note 10 which is dated October 8, 2008)	Chartered Accountants

FOUR STAR GRAVEL CONTRACTORS LTD.
Statements of Operations, Comprehensive Income and Retained Earnings
Years Ended December 28, 2007 and 2006 and
Six Month Periods Ended June 28, 2008 and 2007 (Unaudited)

	Six Months Ended June 28,		Year Ended December 28,
	2008	2007	2007	2006
	$	$	$	$

	(Unaudited)	(Unaudited)
REVENUE	7,192,745	9,296,001	19,244,443	18,725,244
Direct costs	5,136,255	6,002,169	13,116,929	12,339,016

	2,056,490	3,293,832	6,127,514	6,386,228

EXPENSES
General and administrative	617,103	646,193	781,289	686,939
Management bonus	994,000	2,212,000	4,109,992	4,634,909
Depreciation and amortization	342,000	342,000	725,713	642,958
Interest expense	97,807	64,212	220,110	173,576
Interest income	(15,105)	(21,891)	(56,499)	(52,115)

	2,035,805	3,242,514	5,780,605	6,086,267

INCOME BEFORE THE UNDERNOTED	20,685	51,318	346,909	299,961

GAIN ON DISPOSAL OF ASSETS	—	—	—	14,636

INCOME BEFORE INCOME TAXES	20,685	51,318	346,909	314,597

INCOME TAXES (Note 5)	6,565	8,272	63,939	57,057

NET INCOME AND COMPREHENSIVE INCOME	14,120	43,046	282,970	257,540

RETAINED EARNINGS, BEGINNING OF PERIOD	2,354,047	2,071,077	2,071,077	1,813,537

RETAINED EARNINGS, END OF PERIOD	2,368,167	2,114,123	2,354,047	2,071,077

The accompanying notes are an integral part of these financial statements.

FOUR STAR GRAVEL CONTRACTORS LTD.
Balance Sheets
As at

	June 28,	December 28,
	2008	2007	2006
	$	$	$

	(Unaudited)
ASSETS

CURRENT
Cash	812,237	1,159,086	1,633,777
Accounts receivable	2,213,215	1,237,001	1,518,762
Consumables (Note 2(b))	162,488	162,488	163,081
Other	36,115	2,000	90,680

	3,224,055	2,560,575	3,406,300

Capital assets (Note 3)	2,880,098	3,119,569	2,484,347
Due from related party (Note 7)	258,058	227,996	204,918

	6,362,211	5,908,140	6,095,565

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	1,271,075	462,657	1,542,980
Income taxes payable	4,454	4,454	2,393
Current portion long-term debt (Note 4)	603,370	672,952	534,353

	1,878,899	1,140,063	2,079,726

Long-term debt (Note 4)	2,114,945	2,413,830	1,944,562

	3,993,844	3,553,893	4,024,288

SUBSEQUENT EVENT (Note 10)

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	200	200	200
Retained earnings	2,368,167	2,354,047	2,071,077

	2,368,367	2,354,247	2,071,277

	6,362,211	5,908,140	6,095,565

The accompanying notes are an integral part of these financial statements.
APPROVED BY THE BOARD

(Signed)	Director

(Signed)	Director

FOUR STAR GRAVEL CONTRACTORS LTD.
Statement of Cash Flows
Years Ended December 28, 2007 and 2006 and
Six Month Periods Ended June 28, 2008 and 2007 (Unaudited)

	Six Months Ended June 28,		Year Ended December 28,
	2008	2007	2007	2006
	$	$	$	$

	(Unaudited)	(Unaudited)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income and comprehensive income	14,120	43,046	282,970	257,540
Adjustments for:
Depreciation and amortization	342,000	342,000	725,713	642,958
Gain on sale of capital assets	—	—	—	(14,636)

	356,120	385,046	1,008,683	885,862

Changes in non-cash working capital:
Accounts receivable	(976,214)	(959,926)	281,761	(307,784)
Consumables	—	—	593	(62,502)
Other	(34,115)	66,802	88,680	(84,680)
Accounts payable and accrued liabilities	808,418	1,488,879	(1,080,323)	(128,457)
Income taxes payable	—	—	2,061	41,602

	154,209	980,801	301,455	344,041

FINANCING
(Repayment of) proceeds from long-term debt	(368,467)	411,243	607,867	260,218
Advances to related party	(30,062)	(20,705)	(23,078)	(204,918)

	(398,529)	390,538	584,789	55,300

INVESTING
Proceeds from sale of capital assets	—	—	—	50,765
Purchase of capital assets	(102,529)	(859,102)	(1,360,935)	(850,759)

	(102,529)	(859,102)	(1,360,935)	(799,994)

NET (DECREASE) INCREASE IN CASH	(346,849)	512,237	(474,691)	(400,653)

CASH, BEGINNING OF PERIOD	1,159,086	1,633,777	1,633,777	2,034,430

CASH, END OF PERIOD	812,237	2,146,014	1,159,086	1,633,777

SUPPLEMENTARY INFORMATION
Interest paid	97,807	64,212	220,110	173,576

Income taxes paid	40,680	28,150	63,939	56,077

The accompanying notes are an integral part of these financial statements.

FOUR STAR GRAVEL CONTRACTORS LTD.	1
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
1.	THE COMPANY

Four Star Gravel Contractors Ltd. (the “Company”) is a privately owned company incorporated on May 20, 1982 under the Business Corporations Act of Alberta. It is in the business of manufacturing and supplying ready-mix concrete and gravel to the construction industry.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. Depreciation is based on the estimated useful lives of capital assets. Actual results could differ from those estimates.

a) Revenue recognition

Revenue is recognized using the completed-contract method whereby revenue is recorded once performance is complete, all risks and rewards have been transferred to the customer, and collectability is reasonably assured.

Revenue is generated from the supply of cement and gravel to various builders and development companies.

b) Consumables

Consumables consists of the components required to make cement and are valued at the lower of cost and net realizable value.

FOUR STAR GRAVEL CONTRACTORS LTD.	2
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Capital assets

Capital assets are recorded at cost. Depreciation is calculated using the diminishing-balance method whereby the depreciation is based on the opening net book value of the asset applying the following rates:

Building	4%
Paving equipment	8%
Office and field equipment	20%
Trucks	30%
Equipment	20%
Concrete plant	30%
The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

d) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Valuation allowances are established when necessary to reduce future tax assets to the amount that, in the opinion of management, is more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

FOUR STAR GRAVEL CONTRACTORS LTD.	3
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)	Recently adopted and pending accounting pronouncements
i)	In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the statements of operations in accumulated other comprehensive income as a separate component of shareholders’ equity. Comprehensive income is comprised of the Company’s net income and other comprehensive income. At June 28, 2008 and 2007 and December 28, 2007 and 2006, the balance of accumulated other comprehensive income was $Nil.

b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheets and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statements of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models being: held-to-maturity, available-for-sale, held-for-trading, loans and receivables, and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statements of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statements of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expenses using the effective interest method.

FOUR STAR GRAVEL CONTRACTORS LTD.	4
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)	Recently adopted and pending accounting pronouncements (Continued)
After their initial fair value measurement, they are measured at amortized cost using the effective interest method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying value of the related financial instrument and amortized using the effective interest method or expensed as incurred. Transaction costs related to the acquisition of financial instruments held-for-trading are expensed as incurred. Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at December 29, 2006 and for the year ended December 28, 2007:

Cash and cash equivalents	held-for-trading
Accounts receivable	loans and receivables
Due from related party	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Long-term debt	other liabilities
The implementation of these Sections did not have a material impact on the Company’s financial statements.
c)	Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003. The change in these accounting policies did not have any impact on the financial statements as the Company does not have any derivatives.

FOUR STAR GRAVEL CONTRACTORS LTD.	5
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)	Recently adopted and pending accounting pronouncements (Continued)
For cash, accounts receivable, accounts payable and accrued liabilities, and long-term debt, the carrying value approximates fair value due to their short-term nature.

ii)	In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s financial statements.

iii)	Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on its financial statements.

iv)	Effective December 29, 2007, the Company adopted two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which replaced Section 3861 “Financial Instruments -Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new standard requires additional disclosures in the Company’s financial statements.

v)	In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new Standard requires additional disclosures in the Company’s financial statements.

FOUR STAR GRAVEL CONTRACTORS LTD.	6
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
e)	Recently adopted and pending accounting pronouncements (Continued)
vi)	Effective December 29, 2007, the Company adopted CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The new standard had no effect on the Company’s financial statements as the Company’s existing policies complied with the standard.
f)	Future accounting pronouncements
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning December 29, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. This new standard is not expected to have a material effect on the Company’s financial statements.
3.	CAPITAL ASSETS

		June 28, 2008
		Accumulated
		Depreciation
		and	Net
	Cost	Amortization	Book Value
	$	$	$

Land	177,189	—	177,189
Paving equipment	70,956	27,856	43,100
Building	384,845	145,918	238,927
Office and field equipment	50,087	32,687	17,400
Trucks	4,386,350	3,459,848	926,502
Concrete plant	1,976,610	1,394,682	581,928
Equipment	1,493,703	598,651	895,052

	8,539,740	5,659,642	2,880,098

FOUR STAR GRAVEL CONTRACTORS LTD.	7
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
3.	CAPITAL ASSETS (Continued)

	December 28, 2007
		Accumulated
		Depreciation
		and
	Cost	Amortization	Net Book Value
	$	$	$

Land	177,189	—	177,189
Paving equipment	70,956	26,060	44,896
Building	384,845	141,042	243,803
Office and field equipment	45,092	31,309	13,783
Trucks	4,288,815	3,290,006	998,809
Concrete plant	1,976,610	1,330,023	646,587
Equipment	1,493,703	499,201	994,502

	8,437,210	5,317,641	3,119,569

	December 28, 2006
		Accumulated
		Depreciation
		and
	Cost	Amortization	Net Book Value
	$	$	$

Land	177,189	—	177,189
Paving equipment	70,956	22,156	48,800
Building	384,845	130,884	253,961
Office and field equipment	41,482	28,315	13,167
Trucks	4,034,090	2,916,522	1,117,568
Concrete plant	1,385,938	1,179,487	206,451
Equipment	981,776	314,565	667,211

	7,076,276	4,591,929	2,484,347

FOUR STAR GRAVEL CONTRACTORS LTD.	8
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
4.	LONG-TERM DEBT

	December 28,
	2007	2006
	$	$

Bank loans
Alberta Treasury Branch bank loans repayable at $77,356 per month including principal and interest at prime plus 1.5%. The loans are secured by a general security agreement covering property and equipment owned by the Company. The loans are amortized over various periods ranging from 3 to 20 years and are due between April 2009 and October 2011	3,086,782	2,474,844

Other loans	—	4,071

	3,086,782	2,478,915
Less current portion of long-term debt	(672,952)	(534,353)

	2,413,830	1,944,562

The principal repayment schedule as at December 28, 2007 over the next five years and thereafter based on the amortization periods established for the long-term debt, is as follows:

$
2008	672,952
2009	542,079
2010	358,472
2011	328,582
2012 and thereafter	1,184,697
Credit facility

The Company has a $200,000 revolving line of credit bearing interest at prime plus 1.25%. There were no draws on this facility as of December 28, 2007 and December 28, 2006.

The Company’s credit facility is secured by a general security agreement which includes accounts receivables, equipment, and inventory. It has certain financial covenants which must be met: a working capital ratio of not less than 1.4; a debt to equity ratio of not less than 2.5; and a debt service coverage ratio of not less than 1.3, as defined in the facility agreement. The Company is in compliance with these covenants.

FOUR STAR GRAVEL CONTRACTORS LTD.	9
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
5.	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the statements of operations.

	December 28,
	2007	2006
	$	$

Income before income taxes	346,909	314,597
Statutory income tax rate	16.12%	16.12%

Expected income taxes expense	55,922	50,713
Non-deductible expenses	4,905	1,785
Unrecognized temporary differences	2,076	1,443
Income not eligible for small business deduction	—	3,116
Other	1,036	—

Income tax expense	63,939	57,057

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. There were no significant differences between accounting and tax related items which resulted in any future tax assets or liabilities for the periods.
6.	SHARE CAPITAL
Authorized 10,000 Class A Common Voting Shares, and 5,000 Class B Non-Voting Common Shares
Issued

			December 28,
	June 28, 2008		2007		2006
		Stated		Stated		Stated
		Capital		Capital		Capital
	Number	$	Number	$	Number	$

Class A common shares	200	200	200	200	200	200

FOUR STAR GRAVEL CONTRACTORS LTD.	10
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
7.	DUE FROM RELATED PARTY

Advances to a related company are recorded at the amounts advanced. The advances are non-interest bearing, have no fixed terms of repayment and are unsecured. The companies are related through common ownership. Management has determined that the fair value approximates carrying values.

The Company has guaranteed a demand loan in the amount of $174,514 (2006 — $194,592) to a related company which is secured by a parcel of land held by that related company. The companies are related through common ownership.
8.	CAPITAL DISCLOSURES

The Company’ s objectives when managing capital are to: (a) safeguard the Company’ s ability to continue as a going concern; and (b) maintain flexibility in order to preserve the Company’ s ability to meet financial obligations with a long-term view of maximizing return to shareholders.

On an ongoing basis, the Company reviews and assesses its capital structure. The Company defines its capital as shareholders’ equity, cash and cash equivalents and long-term debt.

The Company’ s capital is as follows:

	June 28, 2008	December 28, 2007
	$	$

Shareholders’ equity	2,368,367	2,354,247
Cash and cash equivalents	(812,237)	(1,159,086)
Long-term debt	2,718,315	3,086,782

Net capital	4,274,445	4,281,943

The Company has certain financial covenants that must be met in regards to its credit facilities. The Company has ensured that these covenants have been met.

The Company’ s strategy has been to ensure that it has sufficient capital to efficiently and effectively run the operations of the Company while providing a return to shareholders and maintaining adequate liquidity.

FOUR STAR GRAVEL CONTRACTORS LTD.	11
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
9.	FINANCIAL INSTRUMENTS
a)	Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant credit, interest rate, foreign currency or liquidity risk.

The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act.

The Company has classified its financial instruments as follows:

	June 28, 2008	December 28, 2007
	$	$

Financial assets:
Cash and cash equivalents, measured at fair value (held-for-trading)	812,237	1,159,086
Accounts receivable, measured at cost	2,213,215	1,237,001
Due from related party, measured at cost	258,058	227,996

Financial liabilities:
Accounts payable and accrued liabilities, measured at cost	1,271,075	462,657
Long-term debt, measured at cost which approximates fair value	2,718,315	3,086,782
The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the statements of operations in the period the change occurs. The Company did not have any embedded derivatives during the six month periods ended June 28, 2008 or 2007 or at December 28, 2007 or 2006.

FOUR STAR GRAVEL CONTRACTORS LTD.	12
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
9.	FINANCIAL INSTRUMENTS (Continued)
b)	Financial risk management

The Company has exposure to credit risk, interest rate risk, foreign currency risk, and liquidity risk. The Company’s management has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, accounts receivable, and due from related party. The Company provides credit to its customers in the normal course of its operations and carries out credit checks when applicable. The Company maintains provisions for contingent credit losses based on an assessment of collectability. The Company has not had any material losses related to uncollectible accounts. Trade accounts receivable past due more than 60 days represented 5% or $107,398 of the total receivables at June 28, 2008 (17% or $206,731 at December 28, 2007).

The balance in trade accounts receivable that are one year past due at June 30, 2007 is $27,200. The Company is currently in discussions with this customer regarding collectability of this balance.

The Company does not currently have an allowance for doubtful accounts as it feels all of its receivables are collectible.

ii)Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For the six month periods ended June 28, 2008, a 1% increase in interest rates on long term debt would have decreased earnings before income taxes by approximately $29,000.

FOUR STAR GRAVEL CONTRACTORS LTD.	13
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
9. FINANCIAL INSTRUMENTS (Continued)
     b) Financial risk management (Continued)
iii) Foreign currency risk
Foreign currency risk reflects the Company’s exposure to fluctuations in foreign currency rates. The Company does not engage in any material transactions not denominated in Canadian dollars and does not have any financial assets or liabilities as nominated in foreign currencies. As a result at June 30, 2008, the Company’s foreign currency risk is insignificant.
iv) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company manages its liquidity risk through cash and debt management.
In managing liquidity risk, the Company has access to an overdraft credit facility of $200,000. As of June 28, 2008, the Company had not accessed this overdraft. The Company uses mainly the cash flow from its operations to meet its obligations. If necessary the Company would utilize the available overdraft facility.
The timing of cash outflows relating to financial liabilities as at June 28, 2008 are outlined in the table below:

					Year 5
					and
	Year 1	Year 2	Year 3	Year 4	thereafter
	$	$	$	$	$

Accounts payable and accrued liabilities	1,271,075	—	—	—	—
Current and long-term debt	672,952	542,079	358,472	328,582	1,184,697

FOUR STAR GRAVEL CONTRACTORS LTD.	14
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
9. FINANCIAL INSTRUMENTS (Continued)
     b) Financial risk management (Continued)
v) Customer concentration risk
Customer concentration risk is the risk that the Company is dependent upon any one party for a significant portion of its revenue and or accounts receivables. The Company has the following customers listed below that each comprised greater than 10% of revenue.
For revenue, customer concentration risk is represented by:

	Year Ended
	December 28,
	2007		2006
	$	%	$	%

Customer A	2,218,297	12	—	—
Customer E	—	—	2,628,745	14

	2,218,297	12	2,628,745	14

	Six Month Period Ended
	June 28,
	2008		2007
	$	%	$	%

Customer A	1,329,820	19	943,142	10
Customer D	—	—	1,112,249	12

	1,329,820	19	2,055,391	22

FOUR STAR GRAVEL CONTRACTORS LTD.	15
Notes to Financial Statements
As at and for the years ended December 28, 2007 and 2006
As at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007 (unaudited)
9. FINANCIAL INSTRUMENTS (Continued)
     b) Financial risk management (Continued)
v) Customer concentration risk (Continued)
For accounts receivable, customer concentration risk is represented by:

	Year Ended
	December 28,
	2007		2006
	$	%	$	%

Customer A	150,192	12.1	—	—
Customer C	208,452	16.9	—	—
Customer E	—	—	345,478	22.6

	358,644	29.0	345,478	22.6

	Six Month Period Ended
	June 28,
	2008		2007
	$	%	$	%

Customer A	338,929	15.3	337,520	13.6
Customer B	235,102	10.6	—	—
Customer C	226,666	10.2	—	—
Customer D	—	—	258,860	10.4

	800,697	36.2	596,380	24.0

10. SUBSEQUENT EVENT
On July 21, 2008, the Company entered into a Share Purchase Agreement to sell all the common shares of the Company to an unrelated party, Plumb-Line Income Trust for $16,600,000. This transaction is expected to close in the fourth quarter of 2008.

APPENDIX H — PRO FORMA FINANCIAL STATEMENTS

The Westaim Corporation
Pro Forma Consolidated Balance Sheet
(unaudited)

			F&D	Four Star	Asty
	Plumb-Line	Plumb-Line	Management	Gravel	Concrete &		The
	Income	Masonry	Services	Contractors	Construction	Nascor	Westaim		Pro Forma		Consolidated
	Trust	Group Inc.	Ltd.	Ltd.	Ltd.	Ltd.	Corporation	Sub-total	Adjustments	Note 4	Pro Forma
As at June 30, 2008	$	$	$	$	$	$	$	$	$		$

Assets

Current
Cash and cash equivalents	1,291,784	10	1,567,400	812,237	—	1,535,318	40,121,751	45,328,500	5,307,942	(a)	52,613,776
									14,000,000	(c)
									(6,000,000)	(d)(i) & (g)
									(3,600,000)	(d)(ii) & (g)
									77,334	(e) & (g)
									(2,500,000)	(f)

Accounts receivable	11,785,209	—	2,878,527	2,213,215	9,365,969	7,018,954	3,750,136	37,012,010	(2,510,873)	(b)	25,135,168
									(9,365,969)	(d)(ii) & (g)

Inventories and consumables	2,213,170	—	—	162,488	60,396	4,236,424	4,031,786	10,704,264	(959,101)	(b)	9,745,163

Short-term investments	—	—	1,883,829	—	—	—	—	1,883,829			1,883,829

Other assets	132,974	—	45,572	36,115	66,604	344,577	376,490	1,002,332	(76,552)	(b)	925,780

Current assets held for sale	—	—	—	—	—	1,093,440	71,188	1,164,628	(71,188)	(a)	1,093,440

Due from related parties	1,901,270	—	—	—	—	—	—	1,901,270			1,901,270

	17,324,407	10	6,375,328	3,224,055	9,492,969	14,228,713	48,351,351	98,996,833			93,298,426

Due from related parties	—	—	—	258,058	—	—	—	258,058			258,058

Deposit on acquisition	300,000	—	—	—	—	—	—	300,000	(300,000)	(d)(ii) & (g)	—

Capital assets	2,275,296	—	643,831	2,880,098	1,189,147	1,258,928	12,236,491	20,483,791	(141,333)	(b)	12,987,460
									1,297,609	(d)(i) & (g)
									3,583,884	(d)(ii) & (g)
									(12,236,491)	(g)

Capital assets held for sale	—	—	—	—	—	—	3,998,716	3,998,716	(2,950,716)	(a)	1,048,000

Intangible assets	—	—	—	—	—	1,122,000	727,483	1,849,483	2,000,000	(d)(ii) & (g)	3,122,000
									(727,483)	(g)

Intangible assets held for sale	—	—	—	—	—	—	1,392,062	1,392,062	(1,392,062)	(a)	—

Investments	—	—	—	—	—	—	5,967,500	5,967,500			5,967,500

Goodwill	—	—	—	—	—	23,366,269	—	23,366,269	(3,729,082)	(d)(iii) & (g)	19,637,187

Unallocated excess of purchase price over book values	—	—	—	—	—	—	—	—	2,920,997	(d)(i) & (g)	31,302,599
									300,000	(d)(ii) & (g)
									8,397,749	(d)(ii) & (g)
									19,683,853	(d)(ii) & (g)

	19,899,703	10	7,019,159	6,362,211	10,682,116	39,975,910	72,673,603	156,612,712			167,621,230

The Westaim Corporation
Pro Forma Consolidated Balance Sheet
(unaudited)

			F&D	Four Star	Asty
	Plumb-Line	Plumb-Line	Management	Gravel	Concrete &		The
	Income	Masonry	Services	Contractors	Construction	Nascor	Westaim		Pro Forma		Consolidated
	Trust	Group Inc.	Ltd.	Ltd.	Ltd.	Ltd.	Corporation	Sub-total	Adjustments	Note 4	Pro Forma
As at June 30, 2008	$	$	$	$	$	$	$	$	$		$

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities
Bank indebtedness	2,933,079	—	—	—	544,149	—	—	3,477,228	(2,218,738)	(b)	714,341
									(544,149)	(d)(ii) & (g)

Accounts payable and accrued liabilities	3,740,508	—	3,228,906	1,271,075	6,811,561	1,991,321	7,229,274	24,272,645	(856,708)	(b)	20,471,757
									1,173,001	(d)(i) & (g)
									(6,811,561)	(d)(ii) & (g)
									2,000,000	(d)(ii) & (g)
									694,380	(e) & (g)

Accounts payable and accrued liabilities held for sale	—	—	—	—	—	—	763,246	763,246	(763,246)	(a)	—

Income taxes payable	58,820	—	2,535	4,454	12,500	1,453,623	—	1,531,932	(12,500)	(d)(ii) & (g)	1,519,432

Current portion of long-term debt	—	—	—	603,370	—	—	—	603,370	932,662	(d)(ii) & (g)	3,712,243
									2,176,211	(d)(ii) & (g)

Current portion of obligations under capital leases	175,846	—	—	—	—	—	—	175,846			175,846

Promissory notes payable	—	—	—	—	322,416	—	—	322,416	(322,416)	(d)(ii) & (g)	—

Deferred revenue	—	—	—	—	—	290,484	—	290,484			290,484

Due to related parties	3,121,697	—	—	—	—	—	—	3,121,697	(609,492)	(b)	6,208,945
									3,696,740	(d)(iii) & (g)
Due to shareholders	—	—	1,173,001	—	—	11,567,587	—	12,740,588	(1,173,001)	(d)(i) & (g)	—
									(11,567,587)	(d)(iii) & (g)

Future income taxes	—	—	—	—	180,942	—	—	180,942	(180,942)	(d)(ii) & (g)	—

	10,029,950	—	4,404,442	1,878,899	7,871,568	15,303,015	7,992,520	47,480,394			33,093,048

Long-term debt	—	—	—	2,114,945	—	—	—	2,114,945	8,067,338	(d)(ii) & (g)	29,006,072
									18,823,789	(d)(ii) & (g)

Obligations under capital leases	302,044	—	—	—	—	—	—	302,044			302,044

Deferred revenue	—	—	—	—	—	188,483	—	188,483			188,483

Due to related parties	—	—	—	—	—	—	—	—	14,903,260	(d)(iii) & (g)	14,903,260

Due to shareholders	—	—	—	—	—	21,597,392	—	21,597,392	(21,597,392)	(d)(iii) & (g)	—

Redeemable preferred shares	—	—	3,276,364	—	—	—	—	3,276,364	(3,276,364)	4(d)(i) & (g)	—

Provision for site restoration	—	—	—	—	—	—	6,579,680	6,579,680			6,579,680

Future income taxes	—	—	—	—	—	270,000	—	270,000			270,000

	10,331,994	—	7,680,806	3,993,844	7,871,568	37,358,890	14,572,200	81,809,302			84,342,587

Non-controlling interest	—	—	—	—	—	—	10,771,904	10,771,904			10,771,904

Shareholders’ equity (deficiency)
Share capital	6,044,005	10	10	200	525	3,000,011	426,280,100	435,324,861	14,000,000	(c)	57,223,448 Note 4(h)
									833,313	(d)(i) & (g)
									1,749,800	(d)(ii) & (g)
									(525)	(d)(ii) & (g)
									10,452,906	(d)(iii) & (g)
									(402,636,907)	(e) & (g)
									(2,500,000)	(f)

Contributed surplus	190,016	—	—	—	—	—	8,193,398	8,383,414	(8,193,398)	(e) & (g)	190,016

Accumulated other comprehensive income (loss)	—	—	—	—	—	—	(1,402,990)	(1,402,990)	1,402,990	(e) & (g)	—

Retained earnings (deficit)	3,333,688		(661,657)	2,368,167	2,810,023	(382,991)	(385,741,009)	(378,273,779)	1,657,222	(a)	15,093,275
									(2,921)	(b)
									661,657	(d)(i) & (g)
									(2,368,167)	(d)(ii) & (g)
									(2,810,023)	(d)(ii) & (g)
									382,991	(d)(iii) & (g)
									384,083,787	(a) & (g)
									11,762,508	(g)

	9,567,709	10	(661,647)	2,368,367	2,810,548	2,617,020	47,329,499	64,031,506			72,506,739

	19,899,703	10	7,019,159	6,362,211	10,682,116	39,975,910	72,673,603	156,612,712			167,621,230

See accompanying notes to pro forma consolidated financial statements

The Westaim Corporation
Pro Forma Consolidated Statement of Operations
(unaudited)

		F&D	Four Star	Asty
	Plumb-Line	Management	Gravel	Concrete &		The
	Income	Services	Contractors	Construction	Nascor	Westaim		Pro Forma		Consolidated
For the six month period	Trust	Ltd.	Ltd.	Ltd.	Ltd.	Corporation	Sub-total	Adjustments	Note 4	Pro Forma
ended June 30, 2008	$	$	$	$	$	$	$	$		$

		Note 4(j)		Note 4(k)	Note 4(l)

Revenue	23,894,422	5,212,704	7,192,745	9,940,533	22,338,055	9,962,474	78,540,933	(6,062,742)	(q)	72,462,322
								(15,869)	(r)

Direct costs	17,261,471	3,317,580	5,136,255	7,851,879	14,674,403	6,447,818	54,689,406	(5,195,131)	(q)	49,478,406
								(15,869)	(r)

	6,632,951	1,895,124	2,056,490	2,088,654	7,663,652	3,514,656	23,851,527			22,983,916

Expenses
General and adminstrative	2,219,024	105,240	617,103	702,889	4,518,246	4,668,095	12,830,597	(1,310,896)	(q)	11,519,701
Management salaries and bonuses	84,678	1,359,526	994,000	5,606,000	1,608,609	—	9,652,813			9,652,813
Research and development	—	—	—	—	—	2,571,099	2,571,099			2,571,099
Depreciation and amortization	79,847	72,231	342,000	259,330	264,195	939,001	1,956,604	(21,847)	(q)	2,325,551
								390,794	(s)
Corporate costs	—	—	—	—	—	2,440,558	2,440,558			2,440,558

Income (loss) before the undernoted	4,249,402	358,127	103,387	(4,479,565)	1,272,602	(7,104,097)	(5,600,144)			(5,525,806)

Dilution gain	—	—	—	—	—	6,000,000	6,000,000			6,000,000
Gain on sale of investment	—	—	—	—	—	533,865	533,865			533,865
Loss on issuance of shares of subsidiary	—	—	—	—	—	(24,529)	(24,529)			(24,529)
Non-controlling interest	—	—	—	—	—	1,041,529	1,041,529			1,041,529
Net interest (expense) income	(80,971)	69,247	(82,702)	(8,004)	(1,271,863)	387,623	(986,670)	40,049	(q)	(1,344,980)
								(398,359)	(t)
Foreign exchange (loss) gain	(102,766)	—	—	—	—	508,435	405,669	102,766	(q)	508,435
Other income	4,977	—	—	—	—	—	4,977			4,977

Income (loss) from continuing operations before income taxes	4,070,642	427,374	20,685	(4,487,569)	739	1,342,826	1,374,697			1,193,492

Income taxes
Current	—	89,210	6,565	27,912	6,174	2,954	132,815			132,815
Future	—	—	—	83,285	—	—	83,285			83,285

	—	89,210	6,565	111,197	6,174	2,954	216,100			216,100

Income (loss) from continuing operations	4,070,642	338,164	14,120	(4,598,766)	(5,435)	1,339,872	1,158,597			977,392

Loss from discontinued operations net of income taxes	—	—	—	—	—	(11,198,849)	(11,198,849)	11,198,849	(p)	—

Net income (loss) for the period	4,070,642	338,164	14,120	(4,598,766)	(5,435)	(9,858,977)	(10,040,252)			977,392

Income (loss) per common share
Continuing operations — basic and diluted										$0.05
Net income (loss) — basic and diluted										$0.05

Weighted average number of common shares outstanding
Basic										18,850,000
Diluted										18,850,000
See accompanying notes to pro forma consolidated financial statements

The Westaim Corporation
Pro Forma Consolidated Statement of Operations
(unaudited)

		F&D	Four Star	Asty
	Plumb-Line	Management	Gravel	Concrete &		The
	Income	Services	Contractors	Construction	Nascor	Westaim		Pro Forma		Consolidated
For the year	Trust	Ltd.	Ltd.	Ltd.	Ltd.	Corporation	Sub-total	Adjustments	Note 4	Pro Forma
ended December 31, 2007	$	$	$	$	$	$	$	$		$

	Note 4(m)			Note 4(n)	Note 4(o)

Revenue	39,321,235	8,935,021	19,244,443	29,931,995	74,667,229	31,830,329	203,930,252	(7,998,495)	(q)	195,734,524
								(197,233)	(r)

Direct costs	31,975,742	5,867,239	13,116,929	20,710,655	48,723,168	14,617,525	135,011,258	(8,371,150)	(q)	126,442,875
								(197,233)	(r)

	7,345,493	3,067,782	6,127,514	9,221,340	25,944,061	17,212,804	68,918,994			69,291,649

Expenses
General and adminstrative	3,393,049	138,208	781,289	850,544	11,966,074	9,348,207	26,477,371	(2,213,486)	(q)	24,263,885
Management salaries and bonuses	120,000	2,251,496	4,109,992	7,175,000	4,484,139	—	18,140,627			18,140,627
Contribution to employee profit sharing plan	307,000	—	—	—	—	—	307,000			307,000
Research and development	—	—	—	—	—	6,356,110	6,356,110			6,356,110
Depreciation and amortization	85,661	147,481	725,713	363,136	595,026	2,093,177	4,010,194	(39,740)	(q)	4,752,042
								781,588	(s)
Corporate costs	—	—	—	—	—	10,856,206	10,856,206			10,856,206

Income (loss) before the undernoted	3,439,783	530,597	510,520	832,660	8,898,822	(11,440,896)	2,771,486			4,615,779

Change in fair value of third party asset-backed commercial paper	—	—	—	—	—	(4,048,000)	(4,048,000)			(4,048,000)
Loss on sale of third party asset-backed commercial paper	—	—	—	—	—	(1,067,000)	(1,067,000)			(1,067,000)
Write down of capital assets and intangible assets	—	—	—	—	—	(1,203,460)	(1,203,460)			(1,203,460)
Gain on sale of investment	—	—	—	—	—	2,648,250	2,648,250			2,648,250
Gain on sale of capital assets	—	—	—	—	—	8,721,948	8,721,948			8,721,948
Dilution gain	—	—	—	—	—	4,525,498	4,525,498			4,525,498
Loss on issuance of shares of subsidiary	—	—	—	—	—	(134,195)	(134,195)			(134,195)
Non-controlling interest	—	—	—	—	—	1,293,195	1,293,195			1,293,195
Net interest (expense) income	(155,168)	149,870	(163,611)	(21,864)	(1,748,151)	1,821,939	(116,985)	47,175	(q)	(1,662,102)
								(1,592,292)	(t)
Foreign exchange loss	(49,146)	—	—	—	(15,311)	(3,804,432)	(3,868,889)	49,146	(q)	(3,819,743)
Other income	1,711	—	—	—	—	—	1,711			1,711
Takeover costs	(778,197)	—	—	—	—	—	(778,197)	778,196	(q)	(1)

Income (loss) from continuing operations before income taxes	2,458,983	680,467	346,909	810,796	7,135,360	(2,687,153)	8,745,362			9,871,880

Income taxes
Current	70,838	99,644	63,939	59,932	2,378,103	143,610	2,816,066			2,816,066
Future	—	—	—	97,657	—	—	97,657			97,657

	70,838	99,644	63,939	157,589	2,378,103	143,610	2,913,723			2,913,723

Income (loss) from continuing operations	2,388,145	580,823	282,970	653,207	4,757,257	(2,830,763)	5,831,639			6,958,157

Loss from discontinued operations net of income taxes	—	—	—	—	—	(55,203,049)	(55,203,049)	55,203,049	(p)	—

Net income (loss) for the year	2,388,145	580,823	282,970	653,207	4,757,257	(58,033,812)	(49,371,410)			6,958,157

Income (loss) per common share
Continuing operations — basic and diluted										$0.37
Net income (loss) — basic and diluted										$0.37

Weighted average number of common shares outstanding
Basic										18,850,000
Diluted										18,850,000
See accompanying notes to pro forma consolidated financial statements

THE WESTAIM CORPORATION	1
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
1.	THE COMPANY

The Westaim Corporation (“Westaim” or the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporations Act (Alberta). The operations of the Company include those of its subsidiaries, iFire Technology Ltd. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”). The common shares of the Company are listed on The Toronto Stock Exchange under the symbol “WED”.

Pursuant to a reorganization agreement (the “Reorganization Agreement”) entered into between the Company, Arcticor Structures Limited Partnership (“Arcticor”), Plumb-Line Income Trust (“PLIT”), and Plumb-Line Masonry Group Inc. (“PLMG”) on October 3, 2008, and an information circular dated October 9, 2008 (the “Circular”), upon approval by the shareholders of the Company at a special meeting of the shareholders to be held on November 21, 2008, the Company will acquire (i) PLIT, including its wholly-owned operating partnership Con-Forte Contracting Limited Partnership (“Con-Forte”), (collectively, “Plumb-Line”); (ii) PLMG and F&D Management Services Ltd. and its wholly-owned subsidiary Sas-Can Masonry Ltd., (collectively, “F&D”); and (iii) Nascor Ltd. (“Nascor”). In conjunction with these acquisitions, the Company will complete a private placement (the “Private Placement”) to raise $15,000,000 in common share equity, at an expected offering price of $12.00 per common share, after giving effect to a consolidation of the common shares on a one for twenty basis pursuant to the Circular (the post-consolidation shares hereinafter referred to as “New Common Shares” (see Note 4(h)). Assuming that the equity offering is completed at $12.00 per New Common Share, the Company will issue 1,250,000 New Common Shares to subscribers under the Private Placement. The acquisitions will be funded with a combination of net proceeds from the Private Placement, debt, cash and issuance of New Common Shares of the Company.

Immediately prior to the Company’s acquisitions, Plumb-Line will acquire Four Star Gravel Contractors Ltd. (“Four Star”) and the assets and operations of Asty Concrete & Construction Ltd. (“Asty”). The acquisition of the Asty business will be funded with an acquisition term loan from a major financial institution and the purchase of Four Star will be funded in part with the same acquisition term loan and in part with cash and through the issuance of units of Plumb-Line Holdings Limited Partnership, a partnership wholly owned by PLIT. These partnership units will subsequently be exchanged into New Common Shares of the Company.

The proposed acquisitions are hereinafter collectively referred to as the “Acquisitions”.

The above transactions are anticipated to close on or around December 1, 2008. In the event that approval by the shareholders of the Company is not obtained, it is intended that the Private Placement and Acquisitions will not be completed.

THE WESTAIM CORPORATION	2
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
2.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet of the Company as at June 30, 2008 and unaudited pro forma consolidated statements of operations for the six month period then ended and for the year ended December 31, 2007 (the “Pro Forma Statements”) have been prepared by the management of the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) for inclusion in the Circular.

The Pro Forma Statements give effect to the Private Placement completed at an assumed offering price of $12.00 per New Common Share, the Acquisitions, and other adjustments necessary to appropriately reflect the Company’s consolidated balance sheet and consolidated statements of operations on a pro forma basis. Such adjustments are described more fully in Note 4 to the Pro Forma Statements. In the proposed business combination of the Company and the acquired businesses, Westaim is accounted for as a reverse take over as Plumb-Line is deemed to be the acquirer for accounting purposes in accordance with GAAP. Accordingly, the Pro Forma Statements reflect the business combination on that basis.

In the opinion of management, the Pro Forma Statements include all adjustments necessary for fair presentation in accordance with GAAP. The Pro Forma Statements are not necessarily indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. The accounting policies used in the Pro Forma Statements are consistent with those used in the consolidated financial statements of Westaim, Plumb-Line, F&D, Four Star, Asty and Nascor.

For purposes of the unaudited pro forma consolidated balance sheet at June 30, 2008, the transactions have been assumed to occur on June 30, 2008. The unaudited pro forma consolidated balance sheet is based on the following balance sheets included elsewhere in the Circular (except where noted):
•	audited consolidated balance sheet of Plumb-Line as at June 30, 2008

•	audited consolidated balance sheet of Masonry as at September 5, 2008

•	unaudited consolidated balance sheet of F&D as at May 31, 2008

•	unaudited balance sheet of Four Star as at June 28, 2008

•	unaudited balance sheet of Asty as at July 31, 2008

•	unaudited balance sheet of Nascor as at June 30, 2008

•	unaudited consolidated balance sheet of Westaim as at June 30, 2008 (incorporated by reference)
For purposes of the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2008 and for the twelve months ended December 31, 2007, the transactions have been assumed to occur on January 1, 2007.

THE WESTAIM CORPORATION	3
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
2.	BASIS OF PRESENTATION (Continued)

The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2008 has been prepared using the following statements of operations included elsewhere in the Circular (except where noted):
•	audited consolidated statement of operations of Plumb-Line for the six months ended June 30, 2008

•	constructed unaudited consolidated statement of operations of F&D for the six months ended May 31, 2008 (see Note 4(j))

•	unaudited statement of operations of Four Star for the six months ended June 28, 2008

•	constructed unaudited statement of operations of Asty for the six months ended July 31, 2008 (see Note 4(k))

•	constructed unaudited statement of operations of Nascor for the six months ended June 30, 2008 (see Note 4(l))

•	unaudited consolidated statement of operations of Westaim for the six months ended June 30, 2008 (incorporated by reference)
The unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2007 has been prepared using the following statements of operations included elsewhere in the Circular (except where noted):
•	constructed unaudited consolidated statement of operations of Plumb-Line for the twelve months ended December 31, 2007 (see Note 4(m))

•	audited consolidated statement of operations of F&D for the twelve months ended February 29, 2008

•	audited statement of operations of Four Star for the twelve months ended December 28, 2007

•	constructed unaudited statement of operations of Asty for the twelve months ended January 31, 2008 (see Note 4(n))

•	constructed unaudited statement of operations of Nascor for the twelve months ended December 22, 2007 (see Note 4(o))

•	audited consolidated statement of operations of Westaim for the twelve months ended December 31, 2007 (incorporated by reference)
The Pro Forma Statements should be read in conjunction with the audited and unaudited financial statements located elsewhere in the Circular.

THE WESTAIM CORPORATION	4
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
3.	SIGNIFICANT ACCOUNTING POLICIES

Purchase price in excess of book values

The purchase price in excess of the net equity of the acquired businesses has been classified as unallocated excess of purchase price over book values. Upon completion of a fair value analysis supporting the final purchase price allocation associated with the amounts currently recorded in the unaudited pro forma consolidated balance sheet as excess of purchase price over book values, the calculation and allocation of the consideration paid could result in allocations to assets subject to amortization and future income tax balances. (see Note 4(g))

4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS

The Pro Forma Statements give effect to the following transactions, assumptions and adjustments:

Balance Sheet Adjustments
(a)	Under the Reorganization Agreement, it is contemplated that the equipment and intellectual property of iFire will be disposed of in the fourth quarter of 2008. Proceeds, net of transaction costs, are estimated to be approximately $6,000,000 for these assets, which were recorded as capital assets and intangible assets held for sale. In conjunction with the expected sale, this pro forma adjustment assumes the realization of current assets held for sale of $71,000 and the settlement of accounts payable and accrued liabilities held for sale for $763,000. The operations of iFire have been accounted for on a discontinued basis, following the termination of research and development of its flat panel display technology in November, 2007.

(b)	Under the Reorganization Agreement, it is contemplated that the business and related operating assets and liabilities of A&K Millwork Limited Partnership (“A&K”), a partnership wholly-owned by PLIT, will be transferred to a newly incorporated company owned by the unitholders of PLIT at net book value in the fourth quarter of 2008. Consideration for the transfer is estimated to be nominal as the fair value of the assets is not expected to exceed the liabilities to be assumed by the purchaser.

(c)	In conjunction with the Acquisitions, the Company is expected to issue 1,250,000 New Common Shares at $12.00 per New Common Share under the Private Placement for gross subscription proceeds of $15,000,000, before issuance costs of $1,000,000, consisting of $900,000 of agent’s commission and approximately $100,000 of professional fees.

THE WESTAIM CORPORATION	5
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Balance Sheet Adjustments (Continued)

(d) The following proposed business combination transactions are expected to take effect following approval by the Company’s shareholders:
(i)	The Company will acquire F&D Management Services Ltd., including all of its outstanding redeemable preferred shares. The purchase price will be funded by payment of $6,000,000 in cash and the issuance of 166,667 New Common Shares of the Company.

Real property included in the capital assets of F&D Management Services Ltd. has been adjusted to its estimated fair value of $1,500,000 in the pro forma consolidated balance sheet.

(ii)	Plumb-Line will acquire Four Star, and the operations and assets, excluding accounts receivable, of Asty. The purchase price for the Asty business in the amount of $21,000,000 will be funded with a partial drawdown of a $30,000,000 acquisition term loan with a major financial institution. The acquisition cost of Four Star, amounting to $16,800,000, will be funded with a drawdown of the balance of the same acquisition term loan of $9,000,000, the issuance of partnership units of Plumb-Line Holdings Limited Partnership exchangeable into 350,000 New Common Shares of the Company, and a cash payment of $3,600,000.

Real property included in the capital assets of Four Star has been adjusted to its estimated fair value of $4,000,000 in the pro forma consolidated balance sheet.

In connection with the acquisition of the business of Asty, non-compete fees of $2,000,000 payable to former shareholders of Asty will be made over a three year period.

(iii)	Pursuant to the Reorganization Agreement, the Company will acquire Nascor from its parent, Arcticor. The cost of the acquisition in the amount of $32,287,000 will be funded with the issuance of 2,690,583 New Common Shares of the Company. In conjunction with the acquisition, Arcticor will grant to the Company a warrant with a three year term to acquire from Arcticor up to 5% of the fully diluted partnership units of Arcticor for a nominal amount. After the Company finalizes the fair value analysis supporting the final purchase price allocation, an asset may be recorded in relation to the warrant.

(iv)	Pursuant to the Reorganization Agreement, the Company will acquire all the outstanding units of PLIT by way of a take-over bid and all the outstanding shares of PLMG. As consideration, the Company will issue to the unitholders of PLIT 8,347,612 New Common Shares and to the shareholders of PLMG 1,316,500 New Common Shares.
See Note 4(i) for a description of the Company’s pro forma indebtedness.

THE WESTAIM CORPORATION	6
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Balance Sheet Adjustments (Continued)
(e)	Immediately prior to the business combination, all outstanding Westaim stock options and restricted share units will be exercised or cancelled. This will result in the issuance of an additional 358,138 common shares for estimated cash proceeds of $77,334. Accrued liabilities have also been increased by $694,380 to reflect the incremental liability in respect of stock based compensation which will be settled in cash.

At June 30, 2008, Westaim had approximately $100 million in tax pools which may be used to offset future taxable income of the Acquisitions following the business combination. After the Company finalizes the fair value analysis supporting the final purchase price allocation, it may conclude that it is more likely than not that a portion of the future income tax asset which is currently offset by a valuation allowance may be realized, at which time a future income tax asset will be recorded accordingly.

(f)	The transaction costs of the business combination are estimated to be approximately $2,500,000, consisting of consulting fees, legal fees, accounting fees, regulatory filing fees, printing and mailing costs of the Circular, and costs of the Special Meeting of the shareholders of the Company.

THE WESTAIM CORPORATION	7
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Balance Sheet Adjustments (Continued)
(g)	In accordance with GAAP, Plumb-Line is deemed to be the acquirer for accounting purposes. The Acquisitions will be accounted for using the purchase method with the purchase price being allocated to the pro forma fair value of the acquired assets and liabilities as follows:

	F&D	Four Star	Asty
	Management	Gravel	Concrete &		The
	Services	Contractors	Construction	Nascor	Westaim
	Ltd. (1)	Ltd.	Ltd.	Ltd.	Corporation	Total
	$	$	$	$	$	$

	Note 4(d)(i)	Note 4(d)(ii)	Note 4(d)(ii)	Note 4(d)(iii)	Note 4(a) & (e)
Cash and cash equivalents	1,567,410	812,237	—	1,535,318	45,507,027	49,421,992
Accounts receivable	2,878,527	2,213,215	—	7,018,954	3,750,136	15,860,832
Inventories and consumables	—	162,488	60,396	4,236,424	4,031,786	8,491,094
Short-term investments	1,883,829	—	—	—	—	1,883,829
Other assets	45,572	36,115	66,604	344,577	376,490	869,358
Current assets held for sale	—	—	—	1,093,440	—	1,093,440

Current assets	6,375,338	3,224,055	127,000	14,228,713	53,665,439	77,620,545

Accounts payable and accrued liabilities	(3,228,906)	(1,271,075)	(2,000,000)	(1,991,321)	(7,923,654)	(16,414,956)
Income taxes payable	(2,535)	(4,454)	—	(1,453,623)	—	(1,460,612)
Current portion of long-term debt	—	(603,370)	—	—	—	(603,370)
Deferred revenue	—	—	—	(290,484)	—	(290,484)
Due to related parties	—	—	—	(3,696,740)	—	(3,696,740)
Due to shareholders	(1,173,001)	—	—	—	—	(1,173,001)

Current liabilities	(4,404,442)	(1,878,899)	(2,000,000)	(7,432,168)	(7,923,654)	(23,639,163)

Working capital acquired	1,970,896	1,345,156	(1,873,000)	6,796,545	45,741,785	53,981,382

Due from related parties	—	258,058	—	—	—	258,058
Capital assets	1,941,440	6,463,982	1,189,147	1,258,928	12,236,491	23,089,988
Capital assets held for sale	—	—	—	—	1,048,000	1,048,000
Intangible assets	—	—	2,000,000	1,122,000	727,483	3,849,483
Investments	—	—	—	—	5,967,500	5,967,500
Goodwill	—	—	—	19,637,187	—	19,637,187
Unallocated excess of purchase price over book values	2,920,997	8,397,749	19,683,853	—	—	31,002,599

Non-current assets	4,862,437	15,119,789	22,873,000	22,018,115	19,979,474	84,852,815

Long-term debt	—	(2,114,945)	—	—	—	(2,114,945)
Deferred revenue	—	—	—	(188,483)	—	(188,483)
Due to related parties	—	—	—	(14,903,260)	—	(14,903,260)
Provision for site restoration	—	—	—	—	(6,579,680)	(6,579,680)
Future income taxes	—	—	—	(270,000)	—	(270,000)

Non-current liabilities	—	(2,114,945)	—	(15,361,743)	(6,579,680)	(24,056,368)

Non-controlling interest	—	—	—	—	(10,771,904)	(10,771,904)

Fair value of net assets acquired	6,833,333	14,350,000	21,000,000	13,452,917	48,369,675	104,005,925

Purchase price paid:
Common shares	833,333	1,750,000	—	13,452,917	23,643,193	39,679,443
Debt	—	9,000,000	21,000,000	—	—	30,000,000
Cash	6,000,000	3,600,000	—	—	—	9,600,000
Excess of fair value over purchase price	—	—	—	—	24,726,482	24,726,482

Purchase consideration	6,833,333	14,350,000	21,000,000	13,452,917	48,369,675	104,005,925

(1)	includes PLMG

THE WESTAIM CORPORATION	8
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Balance Sheet Adjustments (Continued)
For purposes of the unaudited pro forma consolidated balance sheet, except where noted, the purchase price in excess of the net equity of the acquired businesses has been classified as unallocated excess of purchase price over book values. Once the Company finalizes the fair value analysis supporting the final purchase price allocation associated with the amount currently recorded in the unaudited pro forma consolidated balance sheet as unallocated excess of purchase price over book values, the calculation and allocation of the consideration paid could result in allocations to assets subject to amortization and future income tax balances and thus impact net income by a material amount. It is management’s best estimate at this time that the unallocated excess of purchase price over book values will be allocated primarily to goodwill. The unallocated excess of the balance currently includes amounts to be allocated to intangible assets, capital assets, and other contractual arrangements. Management expects that such fair value allocations will be less significant relative to the fair value of goodwill.
The final calculation and purchase price allocations will be based on the assets acquired and liabilities assumed at the effective date of the Acquisitions and other information at that date to support the allocation of the purchase prices. Accordingly, the purchase price for each acquired business and the allocation of that purchase price to its respective assets and liabilities will vary from the pro forma amounts and the variations may be material.
The amount of $24,726,482 representing the excess of fair value over purchase price paid will reduce the fair value allocated to capital and intangible assets of $12,236,491 and $727,483, respectively, with the balance of $11,762,508 being reflected as an adjustment to retained earnings. This extraordinary gain of $11,762,508 has not been included in the pro forma consolidated statement of operations as this is a non-recurring item resulting from the transaction.
(h)	The following table shows a continuity of the common share capital of the Company on a pro forma basis:

	Number	Stated capital

Balance at June 30, 2008, unadjusted	94,214,632	$426,280,100
Stock options and restricted share units exercised (Note 4(e))	358,138	107,334
Share consolidation	(89,844,132)	—
Adjustment for reverse take over	—	(426,387,434)
Share offering, net of issuance costs (Note 4(c))	1,250,000	14,000,000
Pro forma adjustments for business combination relating to:
Plumb-Line and PLMG (Note 4(d)(iv))	9,664,112	6,044,005
F&D (Note 4(d)(i))	166,667	833,333
Four Star (Note 4(d)(ii))	350,000	1,750,000
Nascor (Note 4(d)(iii))	2,690,583	13,452,917
Westaim	—	23,643,193
Other share issuance costs (Note 4(f))	—	(2,500,000)

Pro forma balance at June 30, 2008	18,850,000	$57,223,448

THE WESTAIM CORPORATION	9
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Balance Sheet Adjustments (Continued)
Pursuant to the Circular, the number of common shares outstanding will be consolidated on a one for twenty basis, with a total of 12,871,362 New Common Shares to be issued in connection with the business combination.
Pursuant to the terms of the business combination, the number of shares to be issued thereunder is based on the Private Placement share offering price, which has been assumed to be $12.00 per New Common Share. For accounting purposes, in accordance with GAAP, the stated capital of these shares has been recorded at $5.00 per New Common Share, which was the Company’s weighted-average trading price of $0.25 around the announcement date of the Private Placement and the business combination on October 3, 2008, after giving effect to the one for twenty share consolidation.
(i)	On July 25, 2008, PLIT entered into a letter agreement with a major financial institution whereby the financial institution has made a commitment to provide credit facilities to Plumb-Line. Pursuant to the terms of the agreement, Plumb-Line may borrow up to $30,000,000 under an acquisition term loan to finance the acquisitions of Four Star and Asty. Monthly repayment of principal, based on a five-year amortization period, commences on April 1, 2009. Any outstanding principal is due at the end of the three year term. The agreement also provides for a revolving operating loan with a $10,000,000 limit and a maturity term of one year. Both loans bear interest at prime plus a margin of between 0.5% to 1.0%. The agreement contains covenants, including financial covenants, and the loans are secured by a general security agreement with the assets of Con-Forte, Four Star and Asty.

Prior to the acquisition of Nascor, Arcticor converted certain indebtedness owed by Nascor to Arcticor into additional share capital of Nascor. Following the Company’s acquisition of Nascor, Nascor will continue to owe $18,600,000 to Arcticor. The debt matures in March 2013, bears interest at a blended rate of 10.5% and is secured by the assets of Nascor. Principal repayment is approximately $450,000 per quarter and will increase to approximately $1,075,000 per quarter commencing March, 2009.

THE WESTAIM CORPORATION	10
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Statement of Operations Adjustments for the six months ended June 30, 2008
(j)	The following reflects the constructed unaudited consolidated statement of operations of F&D for the six months ended May 31, 2008:

	Three months	Three months	Six months
	ended	ended	ended
	February 29, 2008	May 31, 2008	May 31, 2008
	(1)	(2)	(1) + (2)
	$	$	$

Revenue	2,354,444	2,858,260	5,212,704

Direct costs	1,546,210	1,771,370	3,317,580

	808,234	1,086,890	1,895,124

Expenses
General and adminstrative	14,734	90,506	105,240
Management salaries and bonuses	506,026	853,500	1,359,526
Depreciation and amortization	37,231	35,000	72,231
Net interest income	(47,706)	(21,541)	(69,247)

Income before income taxes	297,949	129,425	427,374

Income taxes
Current	62,210	27,000	89,210
Future	—	—	—

	62,210	27,000	89,210

Net income for the period	235,739	102,425	338,164

The pro forma consolidated statement of operations of F&D for the twelve months ended February 29, 2008 includes the results of operations for the three months ended February 29, 2008.

THE WESTAIM CORPORATION	11
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Statement of Operations Adjustments for the six months ended June 30, 2008 (Continued)
(k)	The following reflects the constructed unaudited statement of operations of Asty for the six months ended July 31, 2008:

	Three months	Three months	Six months
	ended	ended	ended
	April 30, 2008	July 31, 2008	July 31, 2008
	(1)	(2)	(1) + (2)
	$	$	$

Revenue	64,447	9,876,086	9,940,533

Direct costs	829,273	7,022,606	7,851,879

	(764,826)	2,853,480	2,088,654

Expenses
General and adminstrative	495,686	207,203	702,889
Management salaries and bonuses	3,472,000	2,134,000	5,606,000
Depreciation and amortization	157,030	102,300	259,330
Net interest expense	1,116	6,888	8,004

(Loss) income before income taxes	(4,890,658)	403,089	(4,487,569)

Income taxes
Current	—	27,912	27,912
Future	56,822	26,463	83,285

	56,822	54,375	111,197

Net (loss) income for the period	(4,947,480)	348,714	(4,598,766)

THE WESTAIM CORPORATION	12
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Statement of Operations Adjustments for the six months ended June 30, 2008 (Continued)
(l)	The following reflects the constructed unaudited statement of operations of Nascor for the six months ended June 30, 2008:

	Eigth months	Five months	Three months	Six months
	ended	ended	ended	ended
	March 31, 2008	December 22, 2007	June 30, 2008	June 30, 2008
	(1)	(2)	(3)	(1) - (2) + (3)
	$	$	$	$

Revenue	43,787,128	32,334,166	10,885,093	22,338,055

Direct costs	29,211,790	21,661,476	7,124,089	14,674,403

	14,575,338	10,672,690	3,761,004	7,663,652

Expenses
General and adminstrative	7,620,713	5,032,569	1,930,102	4,518,246
Management salaries and bonuses	1,353,159	962,709	1,218,159	1,608,609
Depreciation and amortization	351,238	228,807	141,764	264,195
Net interest expense	724,932	442,039	988,970	1,271,863
Foreign exchange loss	29,632	29,632	—	—

Income (loss) before income taxes	4,495,664	3,976,934	(517,991)	739

Income taxes
Current	1,466,142	1,324,968	(135,000)	6,174
Future	—	—	—	—

	1,466,142	1,324,968	(135,000)	6,174

Net income (loss) for the period	3,029,522	2,651,966	(382,991)	(5,435)

THE WESTAIM CORPORATION	13
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Statement of Operations Adjustments for the twelve months ended December 31, 2007
(m)	The following reflects the constructed unaudited consolidated statement of operations of Plumb-Line for the twelve months ended December 31, 2007:

	Fifteen months	Three months	Twelve months
	ended	ended	ended
	December 31, 2007	December 31, 2006	December 31, 2007
	(1)	(2)	(1) - (2)
	$	$	$

Revenue	45,831,212	6,509,977	39,321,235

Direct costs	36,817,305	4,841,563	31,975,742

	9,013,907	1,668,414	7,345,493

Expenses
General and adminstrative	3,666,836	273,787	3,393,049
Management salaries and bonuses	215,585	95,585	120,000
Contribution to employee profit sharing plan	307,000	—	307,000
Depreciation and amortization	90,669	5,008	85,661
Net interest expense	183,481	28,313	155,168
Foreign exchange loss	49,146	—	49,146
Other expense (income)	48,714	50,425	(1,711)
Takeover costs	778,197	—	778,197

Income before income taxes	3,674,279	1,215,296	2,458,983

Income taxes
Current	105,355	34,517	70,838
Future	—	—	—

	105,355	34,517	70,838

Net income for the period	3,568,924	1,180,779	2,388,145

THE WESTAIM CORPORATION	14
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Statement of Operations Adjustments for the twelve months ended December 31, 2007 (Continued)
(n)	The following reflects the constructed unaudited statement of operations of Asty for the twelve months ended January 31, 2008:

	Twelve months	Three months	Three months	Twelve months
	ended	ended	ended	ended
	April 30, 2008	April 30, 2008	April 30, 2007	January 31, 2008
	(1)	(2)	(3)	(1) - (2) + (3)
	$	$	$	$

Revenue	29,442,148	64,447	554,294	29,931,995

Direct costs	20,600,245	829,273	939,683	20,710,655

	8,841,903	(764,826)	(385,389)	9,221,340

Expenses
General and adminstrative	1,089,908	495,686	256,322	850,544
Management salaries and bonuses	6,474,000	3,472,000	4,173,000	7,175,000
Depreciation and amortization	387,232	157,030	132,934	363,136
Net interest expense (income)	25,255	1,116	(2,275)	21,864

Income (loss) before income taxes	865,508	(4,890,658)	(4,945,370)	810,796

Income taxes
Current	59,932	—	—	59,932
Future	56,822	56,822	97,657	97,657

	116,754	56,822	97,657	157,589

Net income (loss) for the period	748,754	(4,947,480)	(5,043,027)	653,207

THE WESTAIM CORPORATION	15
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Statement of Operations Adjustments for the twelve months ended December 31, 2007 (Continued)
(o)	The following reflects the constructed unaudited statement of operations of Nascor for the twelve months ended December 31, 2007:

	Twelve months	Five months	Five months	Twelve months
	ended	ended	ended	ended
	July 28, 2007	December 23, 2006	December 22, 2007	December 22, 2007
	(1)	(2)	(3)	(1) - (2) + (3)
	$	$	$	$

Revenue	71,176,455	28,843,392	32,334,166	74,667,229

Direct costs	47,359,221	20,297,529	21,661,476	48,723,168

	23,817,234	8,545,863	10,672,690	25,944,061

Expenses
General and adminstrative	10,476,830	3,543,325	5,032,569	11,966,074
Management salaries and bonuses	4,670,723	1,149,293	962,709	4,484,139
Depreciation and amortization	609,887	243,668	228,807	595,026
Net interest expense	1,840,899	534,787	442,039	1,748,151
Foreign exchange (gain) loss	(7,244)	7,077	29,632	15,311

Income before income taxes	6,226,139	3,067,713	3,976,934	7,135,360

Income taxes
Current	2,076,024	1,022,889	1,324,968	2,378,103
Future	—	—	—	—

	2,076,024	1,022,889	1,324,968	2,378,103

Net income for the period	4,150,115	2,044,824	2,651,966	4,757,257

THE WESTAIM CORPORATION	16
Notes to Pro Forma Consolidated Financial Statements
As at and for the Six Month Period Ended June 30, 2008
and for the Year Ended December 31, 2007
(Unaudited)
4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS (Continued)

Statement of Operations Adjustments for the twelve months ended December 31, 2007 (Continued)
(p)	The operations of iFire, which have been accounted for on a discontinued basis, have been eliminated as a pro forma adjustment as a result of the expected sale of its assets in the fourth quarter of 2008 (see Note 4(a)).

(q)	The operations of A&K have been removed as a pro forma adjustment as a result of the spin-out of A&K as contemplated in the Reorganization Agreement (see Note 4(b)).

(r)	Intercompany transactions among the acquired businesses have been eliminated.

(s)	Real property included in the capital assets of F&D and Four Star has been adjusted to estimated fair value (see Notes 4(d)(i) and (ii)). The incremental depreciation expense associated with the adjustment of $57,461 and $114,921 has been provided for in the pro forma consolidated statements of operations for the six months ended June 30, 2008 and for the twelve months ended December 31, 2007, respectively.

Amortization expense of the intangible asset associated with the non-compete covenant of former shareholders of Asty (see Note 4(d)(ii)) of $333,333 and $666,667 has been provided for in the pro forma consolidated statements of operations for the six months ended June 30, 2008 and for the twelve months ended December 31, 2007, respectively.

(t)	The estimated additional interest expense with respect to the financing of the Acquisitions, including the ongoing interest obligations to the former parent of Nascor, has been adjusted in the pro forma consolidated statements of operations.

APPENDIX I — NEW WESTAIM STOCK OPTION PLAN

SHARE OPTION PLAN
PEER CONSTRUCTION GROUP INC.
December 1, 2008

PEER CONSTRUCTION GROUP INC.

SHARE OPTION PLAN
1. Purpose of Plan
     The purpose of this Plan is to aid in attracting, retaining and motivating the officers, directors, employees and other eligible Service Providers of Peer Construction Group Inc. and its subsidiaries in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through Options to acquire an increased proprietary interest in the Corporation.
2. Defined Terms
     Where used herein, the following terms shall have the following meanings, respectively:
(a)	“Black-Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b)	“Board” means the board of directors of the Corporation as constituted from time to time;

(c)	“business day” means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are generally not open for business;

(d)	“Change of Control” means:
(i)	a successful takeover bid; or

(ii)	(A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:
(I)	a person or group of persons “acting jointly or in concert” (as defined in MI 62-104, as amended from time to time); or

(II)	an affiliate or associate of such person or group of persons;
holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Corporation; and

(B)	members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or
(iii)	Incumbent Directors no longer constituting a majority of the Board; or

(iv)	the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (d)(ii) above was applicable to the transaction); or

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(v)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;
(e)	“Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(f)	“Committee” means a special committee of the Board appointed from time to time by the Board to administer the Plan or, if no such committee is appointed, the Board;

(g)	“Corporation” means Peer Construction Group Inc., and includes any successor corporation thereof;

(h)	“Exchange” means the TSX or, if the Common Shares are not then listed and posted for trading on the TSX, such stock exchange on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;

(i)	“Fair Market Value” with respect to a Common Share, as at any date, means the weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Common Shares occurs) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(j)	“Incumbent Directors” means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(k)	“Insider”, “associate” and “affiliate” each have the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(1)	“Market Price” means the last closing price of the Common Shares on the TSX preceding the time of grant;

(m)	“MI 62-104” means Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids;

(n)	“Option” means an option to purchase Common Shares granted pursuant to the provisions hereof;

(o)	“Option Agreement” has the meaning ascribed thereto in Article 17 hereof;

(p)	“Optionees” means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(q)	“Plan” means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(r)	“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

3

(s)	“Service Provider” means a director, officer, employee and a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more;

(t)	“takeover bid” means a “take-over bid” as defined in MI 62-104, as amended from time to time, pursuant to which the “offeror” would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares; and

(u)	“TSX” means the Toronto Stock Exchange.
3. Administration
     The Plan shall be administered by the Committee pursuant to rules of procedure fixed by the Board.
4. Granting of Options
     The Committee may from time to time designate officers, directors, employees and other eligible Service Providers of the Corporation and its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Article 5 hereof.
5. Limitations to the Plan
     Notwithstanding any other provision of the Plan:
(a)	the maximum number of Common Shares issuable on exercise of outstanding Options at any time shall be limited to 10.0% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable pursuant to all other Security Based Compensation Arrangements;

(b)	the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the issued and outstanding Common Shares;

(c)	the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares;

(d)	the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; and

(e)	the maximum number of Common Shares issuable on exercise of Options outstanding at any time held by directors of the Corporation who are not officers or employees of the Corporation shall be limited to 1% of the issued and outstanding Common Shares.
     For the purposes of this Article 5, any increase in the issued and outstanding Common Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Plan.
     Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

4

6. Vesting
     The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-quarter (1/4) of the total number of Common Shares subject to the Options on each of the first, second, third and fourth anniversaries of the date of grant (computed in each case to the nearest whole Common Share). Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.
7. Option Price
     The exercise price of Options granted under the Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than the Market Price of the Common Shares at the time an Option is granted (or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant).
8. Option Terms
     The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of five (5) years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five (5) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:
(a)	upon the death of the Optionee, the Option shall terminate on the date determined by the Committee which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be six (6) months from the date of death;

(b)	if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation (other than by reason of death or termination for cause), the Option shall terminate on the expiry of the period not in excess of six (6) months as prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation and, in the absence of any determination to the contrary, will terminate ninety (90) days following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, the Corporation or any subsidiary of the Corporation; and

(c)	if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing);
provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination: (i) shall in the case of death of the Optionee, be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death or termination for cause, shall be the number of Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be.
     If any Options may not be exercised due to any Black-Out Period at any time within the three business day period prior to the normal expiry date of such Options (the “Restricted Options”), the expiry date of all Restricted

5

Options shall be extended for a period of seven business days following the end of the Black Out Period (or such longer period as permitted by the Exchange and approved by the Committee).
     The Plan does not confer upon an Optionee any right with respect to continuation of employment by or service provision to the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Optionee, the Corporation or a subsidiary thereof to terminate the Optionee’s employment or service provision at any time.
9. Exercise of Option
     Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.
10. Surrender Offer
     An Optionee may make an offer (the “Surrender Offer”) to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Optionee and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee.
11. Alterations in Shares
     In the event:
(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that any rights are granted to shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(c)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities;
then the Board may make such adjustments to the Plan, to any Options and to any Option Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder.
12. Merger and Sale, etc.
     Except in the case of a transaction that is a Change of Control and to which Article 13 applies, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the Corporation’s undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume all the covenants and obligations of the Corporation under this Plan and the Option Agreements outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Option Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter,

6

the Corporation shall be relieved of all obligations and covenants under this Plan and such Option Agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.
13. Acceleration of Vesting
     Notwithstanding any other provision in this Plan, if there takes place a Change of Control, all issued and outstanding Options shall be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.
14. No Rights as a Shareholder
     An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.
15. Regulatory Authorities Approvals
     The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to receipt of such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.
16. Options to Companies
     The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person’s spouse, minor children and/or minor grandchildren); subject to any requirements of any applicable regulatory authority having jurisdiction.
17. Option Agreements
     A written agreement (an “Option Agreement”) will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which Option Agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when vesting of Options may be accelerated, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such Option Agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine. Until determined otherwise by the Committee, Option Agreements shall be in the form attached as Schedule “A” hereto.
18. Amendment or Discontinuance of the Plan
     The Board may amend or discontinue the Plan at any time without the consent of an Optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Plan except as otherwise permitted hereunder. In addition, the Board may, by resolution, amend this Plan and any Option granted under it without shareholder approval, provided however, that the Board will not be entitled to amend the Plan without Exchange and shareholder approval: (i) to increase the maximum number of Common Shares issuable

7

pursuant to the Plan; (ii) to reduce the exercise price of an Option held by an Insider; (iii) to extend the term of an Option held by an Insider; or (iv) in any other circumstances where Exchange and shareholder approval is required by the Exchange.
19. Effective Time
     This Plan shall be effective as of December 1, 2008.

SCHEDULE “A”
FORM OF SHARE OPTION AGREEMENT
MEMORANDUM OF AGREEMENT made as of the • day of •, 200•.
BETWEEN:
Peer Construction Group Inc., a body corporate incorporated pursuant to the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (the “Corporation”)
OF THE FIRST PART
AND
•, an individual resident in the City of •, in the • of • (the “Optionee”)
OF THE SECOND PART
     WHEREAS the Corporation has established a share option plan (the “Plan”);
     AND WHEREAS the Board of Directors of the Corporation has determined that options to purchase common shares of the Corporation pursuant to the Plan be granted to the Optionee as hereinafter provided for;
     NOW THEREFORE in consideration of the services provided and to be provided by the Optionee to the Corporation or to one of the subsidiaries of the Corporation, as the case may be, THIS AGREEMENT WITNESSES and it is understood and agreed by and between the parties hereto as follows:
1. Grant of Option
     Subject to the provisions hereinafter contained, the Corporation gives and grants to the Optionee options irrevocable unless otherwise terminated under the provisions of this Agreement up to and including •, 20•• (the “Expiration Date”) to purchase • common shares of the Corporation (the “Optioned Shares”), as presently constituted, at a price of $• per share on the following basis, namely:
(a)	one year from the date hereof the right to purchase one-quarter (1/4) of the Optioned Shares (rounded to the nearest full share) or • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein;

(b)	two years from the date hereof the right to purchase an additional one-quarter (1/4) of the Optioned Shares (rounded to the nearest full share) or an additional • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein;

(c)	three years from the date hereof the right to purchase an additional one-quarter (1/4) of the Optioned Shares (rounded to the nearest full share) or an additional • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein; and

(d)	four years from the date hereof the right to purchase the balance of the Optioned Shares or an additional • common shares shall vest in the Optionee and shall be exercisable thereafter on the terms and conditions set forth herein.

2. Term of Option
     This option shall wholly terminate at the Expiration Date with respect to any Optioned Shares that shall not have been purchased hereunder by that date.
3. Manner of Exercise
     This option shall be exercised by notice in writing given by the Optionee to the Corporation at its address for notice set out in clause 9 hereof (as changed from time to time thereunder), specifying the number of Optioned Shares in respect of which it is exercised and accompanied by payment in cash or certified cheque for the purchase price of all of the Optioned Shares specified in such notice, calculated in accordance with clause 1 hereof. As soon as practicable following receipt of the notice and payment aforesaid, the Corporation shall cause to be issued in the name of the Optionee a certificate representing the Optioned Shares in respect of which the option shall have been exercised.
4. Cessation of Employment or Office
     In the event of the Optionee ceasing to be a director, officer, employee of, or consultant or other Service Provider to, either the Corporation or any subsidiary of the Corporation (other than by reason of death or termination for cause), this option shall terminate and become null and void as to any Optioned Shares not taken up and paid for pursuant hereto on the date (the “Termination Date”) which is the first to occur of:
     (a) the expiration of 90 days following the date of termination or resignation; and
     (b) the Expiration Date;
provided that the number of Optioned Shares that the Optionee shall be entitled to purchase until the Termination Date shall be the number of Optioned Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be a director, officer or employee of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as the case may be. Notwithstanding the foregoing, if the Optionee shall no longer be a director, officer or employee of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing).
5. Death of Optionee
     In the event of the death of the Optionee during the term of this option while the Optionee is still in the service of the Corporation, this option shall terminate and become null and void as to any Optioned Shares not taken up and paid for pursuant hereto on the date (the “Termination Date”) which is the first to occur of:
     (a) the expiration of six (6) months following the date of death; or
     (b) the Expiration Date;
provided that the number of Optioned Shares that the Optionee’s legal personal representative shall be entitled to purchase until the Termination Date shall be all of the Optioned Shares that may be acquired on exercise of the Options held by such Optionee whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose.
6. Assignment
     This option shall not be assignable by the Optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, this option shall become null and void and of no further force or effect.

7. Enurement
     Except as otherwise set forth herein, this Agreement shall be binding upon and enure to the benefit of the heirs, executors, administrators and successors of the Optionee and of the Corporation, respectively.
8. Time
     Time shall be of the essence of this Agreement.
9. Notice
     All notices required or allowed to be given under this Agreement shall be made either personally or by mailing the same by prepaid registered post to:
The Optionee:           •
The Corporation: ·    •
 Calgary, Alberta •
     Notices delivered personally shall be deemed to be received on the day of delivery, Saturdays, Sundays and statutory holidays excepted; notices given by mail shall be deemed to have been received by the addressee on the fourth business day following the date of mailing. Either party may change its address for notice hereunder in the above manner.
10. Obligation to Purchase
     Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised the option to purchase in the manner hereinbefore provided.
11. Rights Prior to Exercise
     The Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares subject to this Agreement (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares in respect of which the Optionee shall have exercised the option to purchase hereunder and which the Optionee shall have actually taken up and paid for.
12. Agreement Subject to Plan
     The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan shall govern the Options granted hereby including, without limitation, all amendments to the Plan: (i) required by any applicable stock exchange or other regulatory authority; (ii) made by the Committee in accordance with the Plan; or (iii) otherwise consented to by the Optionee; and that this Agreement shall be deemed to be amended in accordance with any such amendments to the Plan. In the event of a conflict between the terms of this Agreement and the Plan, the terms of the Plan shall govern. The Optionee acknowledges that it has read and understands the provisions of the Plan. Capitalized words and phrases used herein but not defined herein have the meanings set forth in the Plan.
13. Regulatory Approvals
     This Agreement shall not become effective and none of the Optioned Shares shall be issued until the approval of any stock exchange on which the Corporation’s common shares are traded is obtained to the granting of the option provided for herein and, if required by any such stock exchange, approval of the shareholders of the Corporation to the grant of this option or to the Plan. In the event that the approval of such stock exchange is not so obtained within a period as may be specified by the Committee or if shareholder approval is not so obtained, if required, at the next meeting of shareholders of the Corporation, this Agreement shall terminate and cease to be of any force or effect.
14. Cessation of Employment
     For the purposes of this Agreement, the Optionee shall be deemed to have ceased to be an employee of the Corporation or any subsidiary of the Corporation, as applicable, and the Optionee shall be deemed to have been terminated or resigned from employment or a consulting arrangement with the Corporation for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Committee) that the Optionee ceases in the active performance of all of the regular duties of the Optionee’s job, which includes the carrying on of all of the usual and customary day to day duties of the job for the normal and scheduled number of hours in each working day; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Corporation in respect of such termination of employment or consulting arrangement.
15. Employment by Subsidiary
     For purposes of this Agreement, reference herein to employment by, consulting or Service Provider to, or the directorship of the Corporation of the Optionee shall be deemed to include employment by, consulting or Service Provider to or the directorship of any of the Corporation’s subsidiaries of the Optionee, as the context requires.
IN WITNESS WHEREOF the parties hereto have hereunto executed and delivered this Agreement as of the day and year first above written.

Peer Construction Group Inc.

Per:

SIGNED, SEALED AND DELIVERED in the
presence of:

Witness	•

APPENDIX J — NEW WESTAIM RSU PLAN

RESTRICTED SHARE UNIT PLAN
PEER CONSTRUCTION GROUP INC.
December 1, 2008

PEER CONSTRUCTION GROUP INC.
RESTRICTED SHARE UNIT PLAN
EFFECTIVE DECEMBER 1, 2008
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1    Definitions
          For purposes of the Plans:
(a)	“Account” means an account maintained by the Plan Administrator for each Participant and which will be credited with RSUs in accordance with the terms of the Plans;
(b)	“Award Date” means the date or dates on which an award of RSUs is made to a Participant in accordance with section 4.2 or 5.2;
(c)	“Basic Administration Expenses”, as determined in the Board’s sole discretion, may include, but shall not be limited to, expenses incurred in connection with the establishment and tracking of Accounts and the preparation and distribution of Account statements, ancillary administration costs, fees and expenses payable pursuant to the terms of any agreement or agreements executed from time to time between the Corporation and either the Trustee or the Plan Administrator, any brokerage fees or commissions applicable to the purchase of Shares to be delivered to Participants following the vesting of RSUs granted under the Market Plan, and any fees of the Corporation’s transfer agent incurred in connection with the issuance or transfer of Shares under the Plans;
(d)	“Board” means the board of directors of the Corporation as constituted from time to time;

(e)	“Change of Control” means:
(i)	a successful takeover bid; or

(ii)	(A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:
(I)	a person or group of persons “acting jointly or in concert” (as defined in MI 62-104); or

(II)	an affiliate or associate of such person or group of persons;
holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Corporation; and

(B)	members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or
(iii)	Incumbent Directors no longer constituting a majority of the Board; or

(iv)	the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing

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entity is such that the transaction would not be considered a “Change of Control” if paragraph (e)(ii) above was applicable to the transaction); or

(v)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plans;
(f)	“Committee” has the meaning ascribed thereto in section 2.4;
(g)	“Company Contributions” means the cash contributions made to the Trustee from time to time by the Corporation for purposes of allowing the Trustee to purchase Shares through the facilities of an Exchange, as contemplated in section 4.5;

(h)	“Corporation” means Peer Construction Group Inc., and includes any successor entity thereto;

(i)	“Director” means a person who is a director of the Corporation;

(j)	“Dividend Equivalent” means a bookkeeping entry whereby each RSU is credited with the equivalent amount of the dividend paid on a Share in accordance with section 4.3 or 5.3, as applicable;

(k)	“Dividend Market Value” means the Fair Market Value per Share on the dividend record date;

(1)	“Employee” means an employee of the Corporation, other than seasonal and contract employees and independent contractors, and who is not a Director of the Corporation;

(m)	“Exchange” means the TSX or any other stock exchange on which Shares are listed and posted for trading, as applicable;

(n)	“Fair Market Value” with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the TSX (or, if the Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith.

(o)	“Forfeited RSU” means a RSU that relates to an award of RSUs that does not vest and is forfeited by a Participant pursuant to section 6.4 or 6.6, as applicable;

(p)	“Forfeiture Date” means the date, as determined by the Board, on which a Participant:
(i)	resigns from employment with the Corporation as contemplated in section 6.4 and “Forfeiture Date” in such circumstances specifically does not mean the date on which any period of reasonable notice that the Corporation may be required at law to provide to the Participant, would expire; or

(ii)	is terminated as contemplated in section 6.6 and, except as specifically provided in section 6.6, “Forfeiture Date” specifically does not mean the date on which any statutory or common law severance period or any period of reasonable notice that the Corporation may be required at law to provide to the Participant, would expire;
(q)	“Incumbent Directors” means any member of the Board who was a member of the Board at the effective date of the Plans and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of

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the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(r)	“Insider”, “associate” and “affiliate” each have the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(s)	“Market Plan” means the Restricted Share Unit Plan established by the Corporation under Article 4 and pursuant to which Shares are purchased by the Trustee through the facilities of an Exchange and held by the Trustee in the Market Plan Trust Fund pending delivery to Participants following the vesting of corresponding RSUs;

(t)	“Market Plan Trust Fund” means the assets held by the Trustee pursuant to the Market Plan, as more fully set out in section 4.7;

(u)	“MI 62-104” means Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids, as amended from time to time;

(v)	“Options” means options to purchase Shares granted under the Corporation’s Share Option Plan, as amended from time to time;

(w)	“Participant” means a Service Provider determined to be eligible to participate in the Plans in accordance with section 3.1 and, where applicable, a former Service Provider deemed eligible to continue to participate in the Plans in accordance with section 6.5 or 6.6;

(x)	“Plans” means the Market Plan and the Treasury Plan;

(y)	“Plan Administrator” means the Corporation acting in its capacity as administrator of the Plans or any third party service provider, if any, retained from time to time by the Corporation to perform certain of the administrative functions of the Plans as delegated by the Board in accordance with section 2.4;

(z)	“Retirement” means the retirement of a Participant at normal retirement age or earlier in accordance with the then policies and practices of the Corporation or as otherwise approved by the Board, and “Retire” has a corresponding meaning;

(aa)	“RSU” means a unit equivalent in value to a Share credited by means of a bookkeeping entry in the Participants’ Accounts;

(bb)	“RSU Agreement” has the meaning set forth in section 3.2;

(cc)	“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(dd)	“Service Provider” means a director, officer, employee (including an Employee) of the Corporation or its subsidiaries and a person or company engaged by the Corporation or a subsidiary to provide services for an initial, renewable or extended period of twelve months or more;

(ee)	“Share” means a common share of the Corporation;

(ff)	“takeover bid” means a “take-over bid” as defined in MI 62-104 pursuant to which the “offeror” would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares;

(gg)	“Treasury Plan” means the Restricted Share Unit Plan established by the Corporation under Article 5 and pursuant to which Shares are issued to Participants by the Corporation from treasury following the vesting of corresponding RSUs;

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(hh)	“Trustee” means such trustee or trustees from time to time appointed for purposes of the Market Plan pursuant to section 4.11; and
(ii)	“TSX” means the Toronto Stock Exchange.
1.2 Interpretation
          Words in the singular include the plural and words in the plural include the singular. Words importing male persons include female persons, corporations or other entities, as applicable. The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this document as a whole and not to any particular article, section, paragraph or other part hereof.
ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLANS
2.1	Purpose
          The Plans have been established to retain and motivate eligible Service Providers and to promote a greater alignment of interests between Service Providers and the shareholders of the Corporation.
2.2 Administration of the Plans
     Subject to section 2.4, the Plans shall be administered by the Board.
2.3 Authority of the Board
     The Board shall have the full power to administer the Plans, including, but not limited to, the authority to:
(a)	interpret and construe any provision hereof and decide all questions of fact arising in their interpretation;

(b)	adopt, amend, suspend and rescind such rules and regulations for administration of the Plans as the Board may deem necessary in order to comply with the requirements of the Plans, or in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto;

(c)	determine the individuals to whom RSUs may be awarded;

(d)	award such RSUs on such terms and conditions as it determines including, without limitation: the time or times at which RSUs may be awarded; the time or times when each RSU becomes exercisable and the term of the RSU; whether restrictions or limitations are to be imposed on the Shares issued pursuant to an RSU and the nature of such restrictions or limitations, if any; any acceleration or waiver of termination or forfeiture regarding any RSU, based on such factors as the Board may determine;

(e)	take any and all actions permitted by the Plans; and

(f)	make any other determinations and take such other action in connection with the administration of the Plans that it deems necessary or advisable.
2.4 Delegation of Authority
     To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under the Plans. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms

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authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plans in this context is final and conclusive.
     The Board or the Committee may delegate or sub-delegate to a Plan Administrator or any director or officer of the Corporation the whole or any part of the administration of the Plans and shall determine the scope of such delegation or sub-delegation in its sole discretion.
2.5 Discretionary Relief
     Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.
2.6 Amendment, Suspension, or Termination of Plans
(a)	The Board may, from time to time, amend the terms set out herein or suspend the Plans in whole or in part and may at any time terminate the Plans without prior notice. However, except as expressly set forth herein, no such amendment, suspension, or termination may adversely affect RSUs credited to the Participants’ Accounts at the time of such amendment, suspension, or termination without the consent of the affected Participant(s). In addition, the Board may, by resolution, amend the Plans and any RSU, without shareholder approval, provided however, that the Board will not be entitled to amend the Treasury Plan without Exchange and shareholder approval: (i) to increase the maximum number of Shares issuable pursuant to the Treasury Plan; (ii) to extend the term of an RSU under the Treasury Plan held by an Insider; or (iii) in any other circumstances where Exchange and shareholder approval is required by the Exchange.
(b)	Without limitation of paragraph 2.6(a), the Board may correct any defect or supply any omission or reconcile any inconsistency in the Plans in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to the Plans, and may make such determinations as it deems necessary or desirable for the administration of the Plans.
(c)	No amendment, change or modification shall be made to the Market Plan that will alter the duties of the Trustee without the Trustee’s written consent.
(d)	On termination of a Plan, any outstanding awards of RSUs under such Plan shall immediately vest and the number of Shares corresponding to the RSUs that have been awarded shall be delivered to the Participant in accordance with sections 4.9 and 5.7, as applicable. The Plans will finally cease to operate for all purposes when the last remaining Participant receives delivery of all Shares corresponding to RSUs credited to the Participant’s Account and any Shares held in the Market Plan Trust Fund corresponding to any Forfeited RSUs are sold by the Trustee in accordance with section 6.8.
2.7 Final Determination
     Any determination or decision by, or opinion of, the Board, the Committee or a director or officer of the Corporation made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their beneficiaries and legal representatives.
     Subject to section 2.5, all rights, entitlements and obligations of Participants under the Plans are set forth in the terms hereof and cannot be modified by any other documents, statements or communications, except by amendment to the terms set out herein referred to in section 2.6.
2.8 Taxes
     A Participant shall be solely responsible for reporting and paying income tax payable in respect of the Shares received by the Participant under the Plans. The Corporation will provide each Participant with (or cause

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each Participant to be provided with) a T4 slip or such requisite statement as may be required by applicable law to report income for income tax purposes.
2.9 Expenses
     Subject to section 6.8, the Corporation shall pay all Basic Administration Expenses.
2.10 Information
     Each Participant shall provide the Corporation with all of the information (including personal information) that it requires in order to administer the Plans. The Corporation may from time to time transfer or provide access to such information to the Trustee or the Plan Administrator for purposes of the administration of the Plans.
2.11 Account Information
     Information pertaining to the RSUs in Participants’ Accounts will be made available to the Participants at least annually in such manner as the Plan Administrator may determine and shall include such matters as the Board may determine from time to time or as otherwise may be required by law.
2.12 Indemnification
     Each member of the Board or Committee is indemnified and held harmless by the Corporation against any cost or expense (including any sum paid in settlement of a claim with the approval of the Corporation) arising out of any act or omission to act in connection with the terms hereof to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member may have as director or otherwise under the by-laws of the Corporation, any agreement, any vote of shareholders, or disinterested Directors, or otherwise.
ARTICLE 3
ELIGIBILITY AND PARTICIPATION IN THE PLANS
3.1 Participation
     The Board, in its sole discretion, shall determine, or shall delegate to the Committee the determination of which Service Providers will participate in either of the Plans.
3.2 RSU Agreement
     A Participant shall confirm acknowledgement of an award of RSUs made to such Participant in such form as determined by the Board from time to time (the “RSU Agreement”), within such time period and in such manner as specified by the Board or the Plan Administrator. If acknowledgement of an award of RSUs is not confirmed by a Participant within the time specified, the Corporation reserves the right to revoke the crediting of RSUs to the Participant’s Account.
3.3 Participant’s Agreement to be Bound
     Participation in either of the Plans by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

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ARTICLE 4
THE MARKET PLAN
4.1 The Market Plan
     The Market Plan is hereby established for Participants who are Directors or Employees. The Market Plan is intended to constitute an employee benefit plan as defined in subsection 248(1) of the Income Tax Act (Canada) or any successor provision under which Company Contributions are made to the Trustee and under which payments are made to or for the benefit of a Participant under the Market Plan in the form of Shares purchased by the Trustee through the facilities of the Exchange.
4.2 Grant of RSUs
     Subject to section 3.2, an award of RSUs will be made and the number of such RSUs awarded will be credited to each Participant’s Account, effective as of the Award Date. The number of RSUs to be credited to each Participant’s Account shall be determined by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion. The RSUs credited to a Participant’s Account pursuant to this section shall be noted as having been granted under the Market Plan.
4.3 Credits for Dividends
     A Participant’s Account shall be credited with a Dividend Equivalent in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Shares. Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.
4.4 Vesting
(a)	Subject to Article 6, an award of RSUs under the Market Plan shall vest in accordance with the terms specified in the Participant’s RSU Agreement. The vesting provisions in any RSU Agreement will be determined either by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion; provided that unless forfeited prior to such date, all awards of RSUs under the Market Plan shall vest no later than December 15 of the third calendar year following the Award Date of the corresponding RSU, or such later date as may be permitted by applicable income tax laws.
(b)	For greater certainty, the vesting of RSUs may be determined from time to time by the Board, or the Committee if so delegated by the Board, to include criteria such as, but not limited to:
(i)	time vesting, in which a Share is not delivered to a Participant until the Participant has held the corresponding RSU for a specified period of time; and

(ii)	performance vesting, in which the number of Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Shares, in such manner as determined by the Board or, if so delegated, the Committee, in their sole discretion.
4.5 Restricted Share Purchases by Trustee
     At its discretion, the Corporation shall remit one or more Company Contributions to the Trustee in the amount necessary to allow the Trustee to arrange for the purchase of Shares equal to the maximum number of Shares that may be delivered to a Participant following the vesting of RSUs awarded to Participants under section 4.2 prior to the date that such RSUs vest in accordance with section 4.4.

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     The Trustee shall arrange for the purchase of the requisite number of Shares through an Exchange participating organization and the facilities of the Exchange as soon as practicable (but in any event within 30 calendar days) after receipt of any Company Contributions. The Shares shall be purchased at prevailing market prices and in accordance with any Exchange rules applicable thereto.
     In the event that any Company Contribution received by the Trustee is insufficient to acquire the number of Shares required at a particular time, the Trustee will notify the Corporation of the additional Company Contribution required and the Corporation shall forthwith provide such amount to the Trustee.
     The Corporation will be responsible for, and Company Contributions may be used by the Trustee to pay, all brokerage commissions or similar fees in connection with such purchases.
4.6 Limit on Purchases
     Notwithstanding the provisions of section 4.5, the Trustee, in its discretion, may limit the daily volume of purchases of Shares or cause such purchases to be made over several trading days to the extent that such action is deemed by it to be necessary to avoid disrupting the market price for Shares or otherwise be in the best interests of the Corporation.
4.7 Assets of the Market Plan Trust Fund
     The Trustee shall receive Company Contributions from the Corporation. Company Contributions and the Shares acquired therewith shall constitute the Market Plan Trust Fund and shall be held, administered and dealt with by the Trustee pursuant to the terms of the Market Plan.
4.8 Registration of Shares and Rights of Ownership
     All Shares purchased by the Trustee pursuant to the Market Plan shall be registered in the name of the Trustee or a nominee thereof and shall be held in the Market Plan Trust Fund in accordance with the terms hereof.
     Each Participant shall have the right and shall be afforded the opportunity to instruct the Trustee in writing how to vote, on any issue coming before the holders of Shares, with respect to the Shares held for the benefit of such Participant by the Trustee in the Market Plan Trust Fund at the record date for any meeting of the holders of Shares. Instructions by a Participant to the Trustee shall be in such form and delivered pursuant to such regulations as the Board may prescribe, subject to the approval of the Trustee, and any such instructions to the Trustee shall remain in the strict confidence of the Trustee. If the Trustee does not receive timely and proper instructions from a Participant regarding the voting of Shares held for the benefit of such Participant by the Trustee in the Market Plan Trust Fund, such Shares shall not be voted. Similar procedures shall apply to any consent solicitation of the holders of Shares. Shares corresponding to Forfeited RSUs shall not be voted.
4.9 Delivery of Shares by the Trustee following Vesting
     Provided that the relevant vesting date of an award of RSUs under the Market Plan shall have occurred, unless the Corporation and the Participant have agreed in the Participant’s RSU Agreement to a different withdrawal and delivery schedule to follow vesting, the Trustee shall, as soon as practicable after the earliest to occur of (i) the date on which the Shares corresponding to a vested award of RSUs are required to be delivered in accordance with Article 6, (ii) the date of delivery specified in a written notice from the Participant to the Trustee requesting the delivery of the Shares corresponding to the vested award of RSUs, provided that such delivery date may not be earlier than January 1st nor later than December 31st in the third calendar year following the calendar year of the Award Date of the RSUs, and (iii) December 31st in the third calendar year following the calendar year of the Award Date of the RSUs, withdraw from the Market Plan Trust Fund the number of Shares required to be delivered to the Participant pursuant to such Participant’s vested RSUs in the Participant’s Account and shall transfer title, register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Trustee shall have received alternative instructions from the Participant (through the Plan Administrator) for the registration

9

and/or delivery of the certificates. For greater certainty, unless forfeited prior to such date, all Shares to be delivered to Participants following the vesting of RSUs shall be delivered to Participants no later than December 31st in the third calendar year following the Award Date of the RSUs awarded to the Participants, or such later date as may be permitted by applicable income tax laws.
4.10 Changes in Shares
     In the event there is any change in Shares through the declaration of stock dividends or subdivisions, consolidations, or exchanges of Shares or otherwise, the number of Shares available for issuance following the vesting of RSUs granted under the Market Plan shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Market Plan.
4.11 Trustee
     The Committee will appoint one or more persons or a company to act as Trustee and purchasing agent for the Market Plan upon the grant of any RSUs under the Market Plan.
ARTICLE 5
THE TREASURY PLAN
5.1 The Treasury Plan
     The Treasury Plan is hereby established for Participants.
5.2 Grant of RSUs
     Subject to section 3.2, an award of RSUs pursuant to the Treasury Plan will be made and the number of such RSUs awarded will be credited to each Participant’s Account, effective as of the Award Date. The number of RSUs to be credited to each Participant’s Account shall be determined by the Board, or the Committee delegated by the Board to do so, each in its sole discretion. The RSUs credited to a Participant’s Account pursuant to this section shall be noted as having been granted under the Treasury Plan.
5.3 Credits for Dividends
     A Participant’s Account shall be credited with a Dividend Equivalent in the form of additional RSUs as of each dividend payment date, if any, in respect of which dividends are paid on Shares. Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.
5.4 Vesting
(a)	Subject to Article 6, an award of RSUs under the Treasury Plan shall vest in accordance with the terms specified in the Participant’s RSU Agreement. The vesting provisions in any RSU Agreement will be determined by the Board, or the Committee if delegated by the Board to do so, each in its sole discretion.
(b)	For greater certainty, the vesting of RSUs may be determined from time to time by the Board or the Committee if so delegated by the Board, to include criteria such as, but not limited to:
(i)	time vesting, in which a Share is not delivered to a Participant until the Participant has held the corresponding RSU for a specified period of time; and

(ii)	performance vesting, in which the number of Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation’s performance and/or the market price of the

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Shares, in such manner as determined by the Board or, if so delegated, the Committee, in their sole discretion.
5.5 Allotment of Shares for Issuance by the Corporation
     The Corporation shall allot for issuance from treasury such number of Shares corresponding to the maximum number of Shares that may be deliverable to Participants following the vesting of RSUs awarded to Participants under the Treasury Plan.
5.6 Limits on Issuances
     Subject to adjustments in accordance with section 5.3 of the Treasury Plan, the maximum number of Shares available for issuance under the Treasury Plan and the Corporation’s Share Option Plan at any time shall not exceed a number of Shares equal to 10.0% of the aggregate number of Shares issued and outstanding from time to time. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the shareholders.
     In the event there is any change in the Shares through the declaration of stock dividends or subdivisions, consolidations or exchanges of Shares, or otherwise, the number of Shares available for issuance upon the vesting of RSUs granted under the Treasury Plan shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Treasury Plan.
     In addition, the number of Shares reserved for issuance and which may be issued pursuant to the Treasury Plan and other Security Based Compensation Arrangements established by the Corporation shall be limited as follows:
(a)	the number of Shares reserved for issuance to any one individual shall not exceed 5% of the issued and outstanding Shares;
(b)	the number of Shares reserved for issuance under all Security Based Compensation Arrangements granted to Insiders shall not exceed 10% of the issued and outstanding Shares; and
(c)	the number of Shares that may be issued to Insiders within any one-year period under all Security Based Compensation Arrangements shall not exceed 10% of the issued and outstanding Shares.
     For the purposes of this section 5.6, any increase in the issued and outstanding Shares (whether as a result of the issue of Shares pursuant to RSUs or Options or otherwise) will result in an increase in the number of Shares that may be issued pursuant to RSUs at any time and any increase in the number of RSUs granted will, upon issue of Shares pursuant to such RSUs, make new RSUs available under the Plan.
     RSUs that are forfeited or otherwise cancelled, terminated or expire shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of RSUs pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such forfeited or otherwise cancelled, terminated or expired RSUs.
5.7 Delivery of Shares by the Corporation following Vesting
     Provided that the relevant vesting date of an award of RSUs under the Treasury Plan shall have occurred, unless the Corporation and the Participant have agreed in the Participant’s RSU Agreement to a different issuance and delivery schedule to follow vesting, the Corporation shall, as soon as practicable after the earliest to occur of (i) the date on which the Shares corresponding to a vested award of RSUs are required to be delivered in accordance with Article 6, (ii) the date of delivery specified in a written notice from the Participant to the Corporation requesting the delivery of the Shares corresponding to the vested award of RSUs, provided that such delivery date may not be earlier than January 1st nor later than December 31st in the third calendar year following the calendar year of the Award Date of the RSUs, and (iii) December 31st in the third calendar year following the

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calendar year of the Award Date of the RSUs, issue from treasury to such Participant the number of Shares required to be delivered to the Participant pursuant to such Participant’s vested RSUs in the Participant’s Account. The Corporation shall register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Corporation shall have received alternative instructions from the Participant (through the Plan Administrator) for the registration and/or delivery of the certificates. For greater certainty, unless forfeited prior to such date, all Shares to be delivered to Participants following the vesting of RSUs shall be delivered to Participants no later than December 31st in the third calendar year following the Award Date of the RSUs awarded to the Participants, or such later date as may be permitted by applicable income tax laws.
ARTICLE 6
ACCELERATED VESTING AND FORFEITURE
6.1 Accelerated Vesting
     The Board in its sole discretion may, by resolution, permit all unvested awards of RSUs to vest immediately and the Shares corresponding to the RSUs in the Participants’ Accounts to be delivered in accordance with section 4.9 or 5.7, as applicable.
6.2 Delivery on Forfeiture
     Unless otherwise determined by the Board or unless otherwise provided in a RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant’s role as a Service Provider, where a Participant ceases to be a Participant pursuant to sections 6.4 or 6.6, any Shares corresponding to any remaining vested award of RSUs shall be delivered to the former Participant in accordance with section 4.9 or 5.7, as applicable, as soon as practicable after the Forfeiture Date and the former Participant shall not be entitled to any further distribution of Shares or any payment from the Plans.
6.3 Retirement
     If a Participant Retires from employment with the Corporation before all awards respecting RSUs credited to the Participant’s Account have vested or are forfeited pursuant to any other provision hereof, such RSUs shall vest on the effective date of Retirement, as determined by the Board, and the delivery of certificates for Shares shall be made to the Participant in accordance with sections 4.9 or 5.7, as applicable.
6.4 Resignation
     Unless otherwise determined by the Board or unless otherwise provided in a RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant’s role as a Service Provider, if a Participant resigns from employment with the Corporation, as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant’s Account have vested or are forfeited pursuant to any other provision hereof, such Participant shall cease to be a Participant as of the Forfeiture Date, and the former Participant shall forfeit all unvested awards respecting RSUs in the Participant’s Account effective as at the Forfeiture Date.
6.5 Disability and Leaves of Absence
     If a Participant becomes eligible for long-term disability benefits under the terms of a long-term disability plan of the Corporation or is eligible for short term disability or is on approved leave, as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant’s Account have vested or are forfeited pursuant to any other provision hereof, such Participant shall be deemed to continue to be a Participant for purposes of the Plans. For greater certainty, so long as a Participant continues to be deemed a Participant for purposes of this paragraph, the vesting of such Participant’s RSUs pursuant to section 4.4 or 5.4, as applicable, the delivery of certificates for Shares pursuant to sections 4.9 or 5.7, as applicable, and this Article 6 shall continue to apply to such Participant.

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6.6 Termination of Employment
     Unless otherwise determined by the Board or unless otherwise provided in an RSU Agreement pertaining to a particular RSU or any written employment, consulting or other agreement governing a Participant’s role as a Service Provider, if a Participant is terminated from the Corporation for any reason (including involuntary termination without cause), as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant’s Account have vested or are forfeited pursuant to any other provision hereof, such Participant shall cease to be a Participant as of the Forfeiture Date, and the former Participant shall forfeit all awards respecting unvested RSUs in his Account effective as at the Forfeiture Date. Notwithstanding the previous sentence, in the event of an involuntary termination without cause, the Board may, in its sole discretion, permit a Participant to continue to participate in the Plans during any statutory or common law severance period or any period of reasonable notice that the Corporation may be required at law or pursuant to any written employment, consulting or other agreement governing a Participant’s role as a Service Provider to provide to the Participant. In such circumstances, the Participant shall cease to be a Participant following the expiry of the severance period.
6.7 Death
     If a Participant dies before all of the awards respecting RSUs credited to the Participant’s Account have vested or are forfeited pursuant to any other provision hereof, all unvested awards respecting RSUs will vest effective on the date of death. The Corporation and/or Plan Administrator will notify the Trustee as soon as practicable after receiving notice of such death. Upon receipt of satisfactory evidence of the Participant’s death from the authorized legal representative of the deceased Participant, the Shares corresponding to the number of RSUs in such Participant’s Account shall be paid out to the legal representative of the deceased former Participant’s estate in accordance with section 4.9 or 5.7, as applicable.
6.8 Forfeited Shares
     The Trustee shall sell a sufficient number of Shares held in the Market Plan Trust Fund corresponding to Forfeited RSUs through an Exchange participating organization and the facilities of the Exchange and shall use the proceeds of such sale to pay Basic Administration Expenses of the Trustee under the Market Plan and to return amounts in respect of Company Contributions. The Trustee, in its discretion, may limit the daily volume of such sale(s) or cause such sales to be made over several trading days to the extent that such action is deemed by it to be necessary to avoid disrupting the market price for Shares or otherwise be in the best interests of the Corporation. To the extent that the proceeds of such sale(s) of such Shares exceed the Basic Administration Expenses of the Trustee, the excess sale proceeds shall revert to the Corporation as soon as practicable as a return of Company Contributions. The Trustee may also use Shares corresponding to Forfeited RSUs to satisfy any future awards of RSUs made pursuant to section 4.2. In no circumstances shall the Trustee transfer and deliver Shares (including any which correspond to Forfeited RSUs) to the Corporation.
6.9 Termination on Divestiture
(a)	In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation results in the termination of a Participant’s term as an officer, director or employee of the Corporation and such Participant becomes a director, officer or employee of the person acquiring or operating such business unit, the Board may:
(i)	accelerate the vesting of all or any portion of a Participant’s RSUs; or

(ii)	determine that such Participant shall continue to be a Participant for the purposes of the Plan, but subject to such terms and conditions (including vesting), if any, established by the Board in its sole discretion.
(b)	In the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Corporation results in the termination of employment of a Participant and such Participant is not offered another directorship, office or employment with the Corporation or a subsidiary of the Corporation, or with

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the entity to whom the divestiture is made (or any affiliate thereof), then the provisions of section 6.6 shall apply.
6.10 Change of Control
(a)	Upon the Corporation entering into an agreement relating to, or otherwise becoming aware of, a transaction which, if completed, would result in a Change of Control, the Corporation shall give written notice of the proposed transaction to the Participants not less than ten days prior to the closing of the transaction resulting in the Change of Control.
(b)	Upon the occurrence of a Change of Control, all outstanding RSUs shall vest and become conditionally exercisable upon (or immediately prior to) the completion of the transaction resulting in the Change of Control. If any of such RSUs are not exercised on or prior to completion of the transaction resulting in the Change of Control, such unexercised RSUs shall terminate and expire upon the completion of the transaction resulting in the Change of Control. If, for any reason, the transaction, which would result in the Change of Control, is not completed, the acceleration of the vesting of the RSUs shall be retracted and vesting shall instead revert to the manner provided in the Plan and the RSU Agreement.
ARTICLE 7
GENERAL
7.1 Compliance with Laws
     The administration of the Plans, including without limitation all purchases of Shares under the Market Plan or issuance of Shares under the Treasury Plan, shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted authority. Should the Corporation, in its sole discretion, determine that it is not feasible or desirable to deliver Shares pursuant to an award of RSUs due to such laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis) less any applicable withholding taxes.
7.2 Reorganization of the Corporation
     The existence of any RSUs or Shares corresponding to such RSUs shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.
7.3 General Restrictions and Assignment
     Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.
     The rights and obligations hereunder may be assigned by the Corporation to a successor in the business of the Corporation.
7.4 Market Fluctuations
     No amount will be paid to, or in respect of, a Participant under the Plans to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

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     The Corporation makes no representations or warranties to Participants with respect to the Plans or the RSUs whatsoever. Participants are expressly advised that Company Contributions will be used to acquire Shares under the Market Plan and that the value of any RSUs and Shares under the Plans will fluctuate as the trading price of Shares fluctuates. If the Board or Committee has attached performance vesting criteria to any RSUs under sections 4.4 or 5.4, the number of Shares delivered to a Participant following the vesting of such RSU may fluctuate based upon the terms of such vesting criteria.
     In seeking the benefits of participation in the Plans, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Shares and all other risks associated with the holding of RSUs.
7.5 No Rights to Employment
(a)	Nothing in this document or in the opportunity to participate in the Plans shall confer upon any Participant any right to continued employment with the Corporation nor shall interfere in any way with the right of the Corporation to terminate the Participant’s employment at any time.
(b)	Nothing in this document or in the opportunity to participate in the Plans shall be construed to provide the Participant with any rights whatsoever to participate or to continue participation in the Plans, or to compensation or damages in lieu of participation or the right to participate in the Plans upon the termination of the Participant’s employment for any reason whatsoever.
(c)	A Participant shall not be entitled to any right to participate or to continue to participate in the Plans or to compensation or damages in lieu of participation or the right to participate in the Plans in consequence of the termination of his employment with the Corporation for any reason (including, without limitation, any breach of contract by the Corporation or in consequence of any other circumstances whatsoever).
7.6 No Trading on Undisclosed Information
     No Participant shall in any manner participate in the trading of Shares based upon insider or undisclosed material corporate information. Any trading based on undisclosed material information by a Participant may be subject to prosecution and may result in discipline by the Corporation up to and including termination of a Participant’s employment with the Corporation.
7.7 No Shareholder Rights
     Under no circumstances shall RSUs be considered an interest in any Shares or other securities of the Corporation nor shall any Participant be considered to be the owner of any Shares by virtue of an award of RSUs until such RSUs have vested and Shares are delivered to the Participant in accordance with the terms of the Plans. RSUs shall not entitle any Participant to exercise voting rights with respect to Shares (except as provided in section 4.8) nor any other rights attaching to the ownership of Shares or other securities of the Corporation. To the extent the assets that constitute the Market Plan Trust Fund are insufficient to satisfy the rights of Participants under the Market Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.
7.8 Governing Law
     The validity, construction and effect of the Plans and any actions taken or relating to the Plans shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.
7.9 Currency
     All amounts paid or values to be determined under the Plans shall be in Canadian dollars.

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7.10 Severability
     The invalidity or unenforceability of any provision of this document shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this document.